10/25

06017708

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acom Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 3 0 2006
THOMSON FINANCIAL

FILE NO. 82- 04121

FISCAL YEAR 3-31-06

** Complete for initial submissions only* ** *Please note name and address changes*

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2006 OCT 25 A [illegible]

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3-31-06

EXHIBIT 10

The ACOM Standard

Annual Report 2006
Year ended March 31, 2006

ACOM CO., LTD.

Corporate Philosophy

Based on our twin mottos of
"respecting other people" and "putting the customer first,"
we will continue to
pursue an innovative and creative style of
corporate management aimed at
helping our customers realize happier and
more fulfilling personal lives.

In 1936, ACOM was founded on the ideal of
"extending the feeling of confidence from people to people."
Since then, we have always sought to develop our business
by establishing an unshakable mutual trust between us and our customers.

ACOM is an acronym created from
the following three words:

acom

Affection

We constantly attempt to have heart-warming relations with our customers that are based on their interests.

Confidence

We strive to establish an unshakable mutual trust between us and our customers.

Moderation

We are hard-working and humble as we carry out our business of helping our customers achieve satisfying lives.

Contents

Notes:

1. Forward-Looking Statements

The figures contained in this annual report with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to management and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt and legal limits on interest rates charged by ACOM.

2. All amounts are truncated to the nearest expressed unit.

3. Percentage figures are a result of rounding.

Financial Highlights

ACOM CO., LTD. and Subsidiaries

	Millions of yen				
	2002	2003	2004	2005	2006
Profit and Loss Related:					
Operating Income	414,918	437,572	434,968	433,965	445,431
Operating Expenses	243,669	290,877	314,577	289,604	335,039
Bad-debt-related Expenses *1	72,047	115,671	140,505	108,453	117,125
Interest-repayment-related Expenses *2	—	—	—	—	37,228
Other Operating Expenses	171,622	175,206	174,072	181,151	180,685
Operating Profit	171,248	146,695	120,391	144,361	110,392
Net Income	95,637	75,096	70,319	81,533	65,595
Cash Flow Related:					
Net Cash Provided by (Used in) Operating Activities	(46,554)	47,550	164,158	141,014	100,226
Net Cash Provided by (Used in) Investing Activities	(5,590)	(8,191)	(5,398)	(17,350)	(44,973)
Net Cash Provided by (Used in) Financing Activities	67,639	7,906	(166,105)	(136,508)	(104,389)
Free Cash Flow	(52,144)	39,359	158,760	123,664	55,253
Balance Sheet Related:					
Total Assets	2,166,865	2,183,414	2,075,389	2,077,334	2,106,681
Receivables Outstanding *3	1,888,265	1,940,055	1,851,454	1,856,962	1,834,628
Total Amount of Bad Debts	44,516	60,791	80,259	83,961	114,371
Allowance for Bad Debts	81,064	112,549	135,350	130,532	131,620
Total Shareholders' Equity	582,737	644,431	697,166	863,760	927,722

	Yen				
Per Share:					
Net Income, Basic	653.18	513.08	487.77	516.23	416.69
Total Shareholders' Equity	3,983.61	4,405.08	4,855.98	5,456.39	5,901.69
Cash Dividends	80	80	80	100	140

	%				
Financial Ratios:					
Profitability					
Operating Profit Margin	41.3	33.5	27.7	33.3	24.8
ROE *4	17.6	12.2	10.5	10.4	7.3
Efficiency					
Operating Efficiency *5	9.5	9.2	9.2	9.8	11.8
ROA1(Net Income to Total Assets) *4	4.7	3.5	3.3	3.9	3.1
ROA2(Net Income to Receivables Outstanding) *4	5.3	3.9	3.7	4.4	3.6
Stability (Non-consolidated)					
Ratio of Shareholders' Equity	26.9	29.5	33.6	41.6	44.0
Bad Debt Ratio (Gross Basis)[Non-consolidated] *6	2.7	3.7	4.9	5.1	6.9
Bad Debt Coverage Ratio[Non-consolidated] *7	177.8	178.0	162.2	150.7	112.0

Notes: 1. The amount of bad-debt-related expenses is the sum of bad debt write-offs, additional allowance for bad debts, and additional allowance for loss on debt guarantees.
2. Interest-repayment-related expenses indicates the sum of interest repayments and additional allowance for loss on interest repayments
3. Receivables outstanding indicates the sum of receivables outstanding of the loan business, credit card business, and installment sales finance business.
4. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.
5. Operating efficiency = Operating expenses excluding bad-debt-related expenses/Average of beginning and end of term receivables outstanding
6. Bad debt ratio (Gross basis) = Total amount of bad debts / Receivables outstanding plus Loans to borrowers in bankruptcy or under reorganization
7. Bad debt coverage ratio = Allowance for bad debts / Total amount of bad debts

Operating Income and Operating Profit Margin



Billions of yen
%
500
400
300
200
100
0
50
40
30
20
10
0
'02/3 '03/3 '04/3 '05/3 '06/3
Operating Income
Operating Profit Margin

Total Shareholders' Equity and ROE



Billions of yen
%
1,000
800
600
400
200
0
25
20
15
10
5
0
'02/3 '03/3 '04/3 '05/3 '06/3
Total Shareholders' Equity
ROE

Receivables Outstanding and ROA[2]



Billions of yen
%
2,000
1,500
1,000
500
0
8
6
4
2
0
'02/3 '03/3 '04/3 '05/3 '06/3
Receivables Outstanding
ROA[2]

Allowance for Bad Debts and Total Amount of Bad Debts



Billions of yen
150
100
50
0
'02/3 '03/3 '04/3 '05/3 '06/3
Allowance for Bad Debts
Total Amount of Bad Debts

Cash Dividends per Share



Yen
150
100
50
0
'02/3 '03/3 '04/3 '05/3 '06/3

Shareholders' Equity Ratio



%
50
40
30
20
10
0
'02/3 '03/3 '04/3 '05/3 '06/3

Message from the Management



Shigeyoshi Kinoshita President & CEO

Taking advantage of alliances with Mitsubishi UFJ Financial Group, Inc. and other prominent entities, we will further reinforce our loan business and cultivate new businesses.

Fiscal 2005 in Review

Increasingly Difficult Business Conditions Despite a Strengthening Economic Recovery

Of the "the three excesses" —excessive capital equipment, employment and debt— that have fettered the Japanese economy since the end of the "bubble" era, in big business and manufacturing, two—excessive capital equipment and employment — have, after nearly 14 years, reversed into shortages, and the outlook for a medium-to-long-term recovery has become stronger. In addition, wages are recovering in the wake of high corporate earnings, and personal consumption is also on a moderate upward trend. However, these positive factors have failed to compensate for various negative aspects stemming from a dramatically changing business environment. These include a more rapidly aging population, low birthrate, intensified competition due to entry of companies from other sectors, diversification of consumer needs, and a sharp increase in legal debt arrangements in the loan business.

The Birth of Mitsubishi UFJ Financial Group, Inc.

The consumer finance market is approaching a major transitional period amid sharply changing business conditions. However, this situation offers increased opportunities for the ACOM Group. For example, October 2005 saw the birth of Mitsubishi UFJ Financial Group, Inc. (hereinafter MUFG), with total assets of ¥192 trillion. Prior to that, the ACOM Group formed a business alliance with Mitsubishi-Tokyo Financial Group, Inc. (hereinafter MTFG), covering the retail finance category. We expect our relationship with MUFG to grow beyond the initial expectations we had when we tied up with MTFG.

Higher Income But Lower Earnings Due to Allowance for Loss on Interest Repayments (Consolidated)

In fiscal 2005, ended March 31, 2006, the ACOM Group reported consolidated operating income of ¥445.4 billion, up 2.6% from the previous year. However, operating profit declined 23.5%, to ¥110.3 billion, and net income fell 19.5%, to ¥65.5 billion.

The increase in operating income stemmed from several factors, including the transformation of DC Cash One Ltd. (hereinafter DC Cash One), into a consolidated subsidiary in January 2005 (contributing ¥11.3 billion to the loan business segment in fiscal 2005); business expansion of EASY BUY Public Company Limited (hereinafter EASY BUY), our consolidated subsidiary in Thailand (¥6.7 billion); and growth in the business of IR Loan Servicing, Inc. (¥5.3 billion). While operating income of the parent company

Change in Number of Customer Accounts of Unsecured Consumer Loan Busisness (Non-consolidated)


Thousands
2,846
3,000
2,000
1,000
0
'02/3
'03/3
'04/3
'05/3
'06/3

Change in Average Balance of Unsecured Loans for Consumers per Account (Non-consolidated)


Thousands
600
542
400
200
0
'02/3
'03/3
'04/3
'05/3
'06/3

declined ¥6.0 billion, the Group achieved an increase in consolidated operating income.

The main reason for the major declines in operating profit and net income was the setting aside of a ¥23.7 billion allowance for loss on interest repayments, to cover the risk of future repayments of excess interest charged, which accompanied a stepping up of legal debt arrangements in the loan business. Nevertheless, financial expenses declined ¥1.8 billion, or 8.1% year-on-year, owing to the generally low interest rate environment for fund procurement.

Loan Business (Non-Consolidated): Volume Expansion is the Theme

A look at the parent company's loan business in fiscal 2005 reveals steady progress made in upgrading the quality of credit. Having improved our credit screening procedures, we set strict lending guidelines and provided interest incentives for high-quality customers. The number of high-quality customers taking advantage of such incentives increased, enabling us to maintain an upward trend in the average balance of loans per account. However, from the point of view of quantitative expansion, the number of customers at fiscal year-end slipped 1.5% from a year earlier, and the number of new customers fell by approximately 10 thousand, to 330 thousand, doing nothing to stop the gradual downward trend.

Loan Business (Affiliates): Rapid Growth for DC Cash One; EASY BUY's Profits Down Due to Maximum Interest Rate Regulations

In Japan, we focused on strengthening our alliance with DC Cash One, which is now a consolidated subsidiary. To this end, we set up dedicated service counters at 117 of ACOM's staffed outlets. We also began accepting new loan applications via all of our QUICK MUJIN machines, which total 201. Consequently, the number of customer accounts grew 14.7% from the previous year, to 172 thousand.

During the year, we pursued a two-brand strategy, focusing on ACOM and DC Cash One, aimed at cultivating new customer niches and increasing the total loan balance. While this approach enabled us to boost the number of loan customer accounts of DC Cash One by 22,109, the number of customer accounts for unsecured loans of the parent company declined by 43,477. Therefore, our two-brand strategy has yet to provide real value to the Group.

Overseas, EASY BUY, our consolidated subsidiary in Thailand, reported a ¥0.5 billion decline in operating profit, to ¥1.4 billion, due to regulations imposed by the Bank of Thailand capping the maximum allowable loan interest rate at 28%. Nevertheless, the number of people using EASY BUY's services continues to expand favorably, and we are confident of sustained growth over the medium to long terms.

Diversified Financial Services: Steady Progress in Diversifying Our Earnings Base, Spearheaded by the Guarantee and Loan Servicing Businesses

We formed alliances in the guarantee business with three new regional banks, bringing the number of partners with which we have tie-ups to 13 banks and one corporation. In addition, in February 2006, DC Cash One began providing guarantee services for the Super IC Card, "Tokyo-Mitsubishi UFJ-VISA" issued by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (hereinafter The Bank of Tokyo-Mitsubishi UFJ) In other highlights, IR Loan Servicing, Ltd., which spearheads the Group's loan servicing business, merged with DC Servicer company, Ltd. (hereinafter DC Servicer), in an effort to broaden the scale of this business and boost efficiency. (DC Servicer

Composition Ratio of Operating Income by Segment(Consolidated)-Diversified Financial Services



3.5%
9.4%
FY 1999
FY 2005

was a wholly owned subsidiary of DC Card Co., Ltd., an equity-method affiliate of ACOM.) In the credit card business, we promoted issuance of ACOM MasterCard® via immediate card-issuing machines linked to our MUJINKUN network of automatic contract machines. We also issued alliance cards with two new partners. As a result, the number of cardholders at the end of fiscal 2005 grew 5.2% from the previous year, to 1,253 thousand. In the installment sales finance business, as a top priority, we reassessed contracts with affiliated merchants whose profitability has declined significantly, reinforced arrangements with existing affiliated merchants, and stepped up our search for new ones.

Together, these diversified financial services accounted for 9.4% of consolidated operating income in fiscal 2005, up from 3.5% in fiscal 1999, reflecting the success of measures to broaden our earnings base.

Future Growth Strategies and Outlook for Fiscal 2006

Seize Opportunities Provided by Alliance with MUFG

While the benefits of our alliance with MUFG have taken slightly longer to materialize than initially planned, we are reassessing the arrangement with a view to expanding the scheme beyond our original expectations. (For more details on the progress of the alliance, please refer to Special Feature 1 on pages 10 to 11 of this report.) So far, we have built a two-brand organization in the unsecured consumer loan business by transforming DC Cash One, which had been already holding a MUFG brand, into a subsidiary of ACOM. In the guarantee business, contracts from regional banks have grown sharply owing to support from The Bank of Tokyo-Mitsubishi UFJ. In these ways, our alliance is producing steady synergistic benefits. In order to resume a stable growth path in a consumer finance industry that has been under circumstances more severe than previously anticipated, the ACOM Group will seize opportunities arising from the MUFG alliance as it strives to restore its core loan business and expand its involvement in diversified financial services.

Loan Business: Focus on Quantitative Expansion

In the domestic unsecured loan business, the core business of the ACOM Group, we further reinforced the quality of credit, an area where ACOM already predominated, and concentrated on enhancing our creditworthiness. While we do not intend to relax our policy of upgrading the quality of credit, we recognize the importance of maintaining a balanced approach that also emphasizes quantitative expansion, namely the broadening of our operating foundation. Under our basic strategy, employing the two brands of ACOM and DC Cash One, the entire Group will enlarge its customer base and cultivate high-quality customers. Here, we will take a number of steps aimed at making ACOM the "first choice" of customers in the consumer finance market. These include (1) raising recognition of the two brands via effective advertising tailored to regional characteristics; (2) expanding interest incentives for high-quality customers to raise the continuity ratio; (3) developing sales channels by upgrading unstaffed outlets and extending operating hours to enhance convenience and achieve low-cost operations; and (4) building a team of highly skilled financial counselors capable of providing advice and proposals from the customer's standpoint (at fiscal year-end, we had 442 ACOM Authorized Counselors). In the future, the ACOM Group must leverage its alliance with MUFG to turn the difficult environment to its advantage in its quest to get its loan business back on track.

Loan Business Outlets


Places
2,000
1,500
1,000
500
0
Establishment of Contact Center
(4 places: FY ended March 2003)
'92/3 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07/3 (Outlook)
Unstaffed Outlets
Staffed Outlets

The Strategy of Diversified Financial Services: Significantly Increase the Balance of Guaranteed Receivables

In our diversified financial services, we will target further quantitative expansion, propelled by the credit card, guarantee, and loan servicing businesses. The guarantee business, in particular, is an area in which we can manifest our credit-screening expertise in personal unsecured loans—a major competitive strength of the ACOM Group. Here, our alliance with MUFG is already producing considerable synergistic benefits. In fiscal 2006, we plan to form guarantee alliances with five or six new partners, centering on regional banks, and dramatically increase the balance of guaranteed receivables. In Japan, card loans and credit cards are becoming a powerful source of income for the retail finance operations of banks. It is estimated that the balance of free unsecured loans extended by Japan's 64 regional banks has reached ¥3 trillion. Taking advantage of this situation, in March 2005 we established RELATES CO., LTD. (hereinafter RELATES), a wholly owned subsidiary specializing in call center services related to unsecured loans, card issuance and other back office operations, marketing, and other outsourcing services. In fiscal 2006, ACOM, DC Cash One, RELATES, and MUFG will cooperate to accelerate growth of the Group's guarantee business.

Outlook for Fiscal 2006

As stated above, against the background of economic recovery, the ACOM Group will pursue our theme strategy of quantitative expansion. However, the environment surrounding our loan business has turned out to be more severe than we had anticipated. For this reason, for fiscal 2006 we are forecasting operating income of ¥438.3 billion, a 1.6% decline compared to the previous period. By contrast, we expect earnings to benefit from qualitative improvements and our pursuit of low-cost operations, and we are forecasting operating profit of ¥111.3 billion, a 0.8% increase compared to the previous period, and net income of ¥66.6 billion, a 1.5% rise over the previous period.

Capital Strategies and Returns to Shareholders

Capital Strategy: Maintain Consolidated Shareholders' Equity Ratio above 40% for the Time Being

The Group's consolidated shareholders' equity ratio rose to 44%, boosted by steady increases in profits and a capital injection accompanying the alliance with MTFG (currently MUFG). Our policy going forward is to maintain the shareholders' equity ratio (including guaranteed receivables) at above 30%, based on consideration of our operating stability and capital efficiency. In the near term, however, our policy is to aim for a level above 40%, given our capital requirements to fund future growth strategies, as well as the need to retain ample room for interest rate increases amid economic recovery.

Shareholder Return Policy: Maintain Ratio of Profit Distribution to Shareholders Above 30%

We have set a shareholder return policy that targets a ratio of profit distribution to shareholders of 30% or higher on a non-consolidated basis over the medium term. ("Ratio of profit distribution to shareholders" refers to the sum of dividends paid and share buybacks as a percentage of net income.) Despite posting a net income decline in fiscal 2005, we plan to pay a year-end dividend of ¥70.00 per share. Combined with the ¥70.00 interim dividend already paid, this will result in full-year dividends of ¥140.00 per share, up ¥40.00 from fiscal 2004.

The ACOM Standard – Being Ourselves

Lying at the heart of ACOM's management is an enduring corporate philosophy based on three important values: (1) respecting other people, (2) putting the customer first, and (3) pursuing an innovative and creative style of corporate management. The first two values—respecting other people and putting the customer first—mean taking action only after giving careful thought to the customer's standpoint. These are inextricably linked to ACOM's key strength, which is its ability to continually enhance its competitive edge in terms of service capabilities, quality of credit, business efficiency, and financial position. They are thus key to ACOM's quest to always be the "brand of choice" among customers. To date, we have developed our business based on a commitment to constant change in the face of shifting business conditions, markets, and customer requirements. MUJINKUN, developed from an idea of single employee, is one of many examples where ACOM has led the industry in innovation. Then, there is our large scale alliance—a strategic business and capital alliance with MTFG (currently MUFG). This is a true illustration of our third value: pursuing an innovative and creative style of corporate management. Without relaxing our commitment to this value, we will target growth in all of our businesses, including diversified financial services, while mobilizing the skills and expertise we have accumulated thus far.

This stance is truly ACOM; it is "The ACOM Standard."

We have striven hard to evolve from a major player in the consumer finance market into a winning leader in the retail finance industry. By adhering resolutely to The ACOM Standard, we are confident of achieving consistent growth no matter how business conditions might change.

On behalf of the ACOM Group, I look forward to your ongoing understanding and support.

Shigeyoshi Kinoshita
President & Chief Executive Officer

Special Feature

1

Progress Report on Alliance with Mitsubishi UFJ Financial Group, Inc.

2

The ACOM Standard

[illegible]

[illegible]

[illegible]

Special Feature 1

Progress Report on Alliance with Mitsubishi UFJ Financial Group, Inc.

Background and Significance of Alliance with Mitsubishi UFJ Financial Group, Inc.

Amid a changing business environment characterized by diversifying consumer lifestyles, the domestic market for loans to individuals is expected to expand considerably in the future. With this in mind, ACOM and Mitsubishi Tokyo Financial Group, Inc. (currently Mitsubishi UFJ Financial Group, Inc.; hereinafter MTFG), agreed in March 2004 to form a strategic and capital alliance in the retail sector. By making the most effective use of the expertise and business bases of both groups, our intention was to reinforce the competitive strength of both groups in the retail sector and improve their earnings, thus contributing to the sound development of the Japanese consumer finance market. In October 2005, MTFG merged with UFJ Holdings, Inc., to form Mitsubishi UFJ Financial Group, Inc. (hereinafter MUFG). We expect to form a close-knit relationship with MUFG that exceeds the scope of the initial expectations we had when we tied up with MTFG.

Exploiting ACOM's Distinctive Expertise in Unsecured Loans

ACOM's greatest strength is its superlative knowledge of the unsecured loan business. Compared with banks, which rely on collateral when extending loans, ACOM has a history of building a top-class position in the consumer finance sector with its core business of small-lot personal unsecured loans collateralized by "people's good faith". We have also developed an advanced credit screening model, based on transaction data for more than 8 million customers we have served in the past. We use this model to undertake appropriate credit management. Moreover, by conducting risk-specific analyses of each loan application and rigorously employing various indicators, we are working to improve and better manage our loan portfolio.

Unsecured loans require not only credit screening expertise but also know-how gained through experience in credit management. In follow-up services, which require particular care, observance of compliance-related issues is naturally important, and when loan repayments fall into arrears, we must have staff capable of adopting the customer's perspective and proposing a reasonable repayment schedule accordingly. For this reason, we record all conversations between call center staff and customers, and apart from carrying out strict checks for legal violations, we also have a customer response manual containing detailed rules about our policy of "putting the customer first" policy. To ensure such a policy is actually put into practice, we provide extensive staff education and training programs (see "Human Resource Management" section on page 14 for more details).

In the unsecured loan business, these two attributes—credit screening expertise and the ability to nurture staff who can build relationships of trust with customers—represent valuable assets for ACOM. We believe such assets give us a competitive advantage over banks and other financial institutions.

Alliance Scheme in Action

Two-Brand Structure with DC Cash One

In January 2005, ACOM increased its stake in Tokyo-Mitsubishi Cash One Ltd. (hereinafter Tokyo-Mitsubishi Cash One), a joint investment with MTFG (currently MUFG), from 38.85% to 54.73%, making Tokyo-Mitsubishi Cash One our consolidated subsidiary, DC Cash One Ltd. (hereinafter DC Cash One). Since then,

Alliance Scheme with MUFG: Capital Diagram



Loan Servicing Company
(Integrated on January 1, 2006)
IR Loan Servicing, Inc.
DC Servicer company, Ltd.
acom
Alliance in guarantee business
Regional Banks: 13 in total
The Joyo Bank, Ltd. '05/10/03
The Gunma Bank, Ltd. '05/10/03
The Bank of Iwate, Ltd. '05/11/15
Transferring guarantee services function to ACOM
DC Cash One Ltd.
Guarantee services for Super IC Card "Tokyo-Mitsubishi UFJ-VISA" of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
DC Card Co., Ltd.
Guarantee services for unsecured consumer loan product of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Guarantee services for new unsecured loan product
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Discussion of business development in Southeast Asia with "EASY BUY" as a core

we have, among other things, promoted a reciprocal agency strategy, based on a two-brand structure comprising ACOM and DC Cash One, in an effort to restore growth in this business. At present, there is a customer overlap of around 20% between the two brands. Our plan is for DC Cash One to utilize ACOM's expertise in unsecured consumer loans to cultivate customer niches that we were not able to cover under the ACOM brand.

Changing of DC Card Co., Ltd. to an Equity-method Affiliate

On January 31, 2005, ACOM purchased a 20.33% stake in DC Card Co., Ltd. (hereinafter DC Card)., a credit card company which was under the umbrella of MTFG (currently MUFG), making DC Card an equity-method affiliate of ACOM. Improving the ACOM Group's business expertise vis a vis the whole consumer credit market, by deploying the skills and expertise developed by DC Card over its many years in the credit card business, is a major goal. Those skills and expertise have been put to good use since February 2006, when DC Cash One started providing guarantee services for shopping and cashing by cardholders of the "Super IC Card" issued by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (hereinafter The Bank of Tokyo-Mitsubishi UFJ).

Business to Benefit Greatly from MUFG Alliance

MUFG and other financial institutions are increasingly focusing on unsecured loans to individuals, which represent a highly profitable business. Market activity is growing more and more brisk as institutions strive to swiftly provide highly convenient loan products. Against this background, ACOM formed alliances in the guarantee business with three new regional banks in fiscal 2005, with the support of The Bank of Tokyo-Mitsubishi UFJ. In fiscal 2006, we hope to form new guarantee alliances with five or six more regional banks as we seek to further increase the balance of guaranteed receivables.

Alliance in the Loan Servicing Business

Based on ACOM's basic agreement with MTFG (currently MUFG), DC Servicer company, Ltd. (hereinafter DC Servicer company), formerly a member of the MTFG Group, became a subsidiary of ACOM in October 2005. Seeking to further reinforce our servicing business, in January 2006 we merged the operations of DC Servicer company and IR Loan Servicing, Inc., the latter being the surviving entity. We will integrate the skills of both merging partners to boost market share, enhance business efficiency, and improve profitability.

Guaranteed Receivables Expected to Grow Significantly over the Medium to Long Term

Although several schemes in our alliance with MTFG (currently MUFG) are taking longer to materialize than initially planned when we tied up with MTFG, there is no change in the fact that the ACOM Group will play an important role in the MUFG Group's retail financial strategy. As mentioned earlier, we are steadily moving forward with some schemes, including in the guarantee and loan servicing businesses. Furthermore, the transfer of DC Card's business providing guarantees for The Bank of Tokyo-Mitsubishi UFJ's unsecured loan products is scheduled to take place towards the middle of fiscal 2006, and early in the latter half of the year, DC Cash One intends to start providing guarantee services for personal unsecured loans extended by The Bank of Tokyo-Mitsubishi UFJ.

Special Feature 2

The ACOM Standard



Box (left) and wrapping paper (right) for storing kimonos as used at Maruito Gofuku Ten

This year, ACOM celebrated 70 years since it got its start as a shop, Maruito Gofuku Ten, founded by Masao Kinoshita in 1936. Right from the beginning, the founder conducted business with a firm commitment to the spirit of reciprocal trust—trusting people and being trusted by people.

The name maruito (literally "circular weave") was derived from a combination of two textile-related terms, tateito (vertical weave) and yokoito (horizontal weave), and was decided upon because it signified a "harmony of mutual trust." According to the founder, "If you trust people from your heart, they will always respond." He put this philosophy into practice as he sought to expand the "circle of trust" in his business activities. When visitors to his shop could not make up their mind, he would lend them high-priced garments to try on at home. This was the case even for first-time visitors. Such a spirit of deep trust was warmly embraced by people, and in a short time Maruito Gofuku Ten had gained a reputation built on trust. The founder brought his "circle of trust" to his subsequent financial businesses, notably pawn-broking, bill discounting, and commercial loans.

It was not long before Japan entered a period of mass production and mass consumption, and the value of goods suddenly declined. The founder decided to leave the pawn-broking business and take the challenge of providing loans to salaried workers. In effect, he shifted from a business based on "trust in goods" to one founded on "trust in people." Despite skepticism from others about this new paradigm, the founder began offering loans on a trial basis to salaried workers from his Kobe-Motomachi branch in 1960, drawing on his strong belief in "trusting customers." In 1963, he discontinued his bill discounting and commercial loan activities and publicized his new business concept focusing on loans to salaried workers. Unlike pawn-broking, the lending business was based on a new business model emphasizing "trust in people," where visitors could arrive with nothing and swiftly receive their required funds. This intelligent concept was well received, quickly winning the hearts of consumers.

Believing that trust is built by working hard and sparing no effort, the founder set out his "three business ideals":

(1) adopt the correct procedures with a professional attitude,
(2) choose innovative methods, and
(3) always do your best.

These ideals, together with the enduring "circle of trust," are embodied in ACOM's current corporate philosophy, and even now, 70 years since ACOM's founding, continue to guide our actions.

The ACOM Standard

At the heart of ACOM's management the values of respecting other people, putting the customer first, and pursuing an innovative and creative style of corporate management continue to pulsate with vitality. Putting the customer first and respecting other people mean taking action only after giving careful thought to the customer's position. These are inextricably linked to ACOM's core strength, which is its ability to continually enhance its competitive edge in terms of service capabilities, quality of credit, business efficiency, and financial health, and they are connected to ACOM's quest to always be the "brand of choice" among customers.

To date, we have developed our business based on a commitment to constant change in the face of shifting business conditions, markets, and customer requirements. Our automated contract machine, MUJINKUN, which developed from the idea of a single employee, is

one of many examples where ACOM has led the industry in innovation. We have also established a large scale alliance—a strategic business and capital alliance with MTFG (currently MUFG). This is a true illustration of our third value: pursuing an innovative and creative style of corporate management. In our current position, without slackening, we will target growth in all of our businesses, including diversified financial services, while mobilizing the skills and expertise we have cultivated thus far. This stance is truly ACOM; it is "The ACOM Standard."

Putting the Customer First

Based on its founder's "circle of trust" spirit, ACOM has a corporate philosophy focused on "putting the customer first"—which remains in place to this day. The Japanese translation of "putting first" is derived from a Buddhist term that also means "ultimate truth" and "true value." A similar phrase in Japanese translates as "customer-ism," which involves strong elements of subjectivity and will. "Putting the customer first," by contrast, has no place for such subjectivity or will. From ACOM's viewpoint, it incorporates a belief in the true and absolute value of customers.

Respecting Other People

Just as we respect our own viewpoints, we should respect the viewpoints and privacy of others. In other words, we should think from the perspective of our customers. At ACOM, we treat customers not as a general group of people but as individuals. With this in mind, we place high priority on customer satisfaction (CS)—earning the true satisfaction of each and every individual customer. This philosophy is also linked to the spirit of respecting employees, and for this reason we are conducting grass-roots employee satisfaction (ES) activities throughout the Group. Our ES activities are based on the view that "proud, satisfied, and motivated employees are more attuned to the needs of customers," and serve as the backbone of our CS-oriented management approach.

Pursuing an Innovative and Creative Style of Corporate Management

Throughout its history, ACOM has boldly embraced challenges that others at the time were unwilling to tackle, overturning commonly accepted industry dogma time and again in the process. In short, we have maintained a tradition of "pursuing an innovative and creative style of corporate management." This means being the first to make a new move. If we had opted to wait and see how things were turning out for those who had moved first, being the second or third to player to make a move, perhaps we would not have evolved into the present-day ACOM. There is a common element to all of our actions. Put simply, we must put the customer first, irrespective of the situation or the innovativeness of the idea. What can I do to satisfy the customer? This question provides the motivation for developing ACOM's products and services. Our most formidable challenges do not come from our competitors but from the ever-changing needs of our customers.

Staff Training System

Education Level	Skill
Excellent Leader	Possesses a broad range of knowledge and skills; can manage and control an organization with strong leadership; motivated and eager to embrace challenges; capable of formulating and executing plans incorporating innovative concepts
Executive Candidate	Candidate for near-future or next-generation executive position; capable of management leadership
Professional	Possesses highly specialized knowledge and expertise; has specialized capabilities in specific areas, such as personal communications, complaints handling, and counseling

Human Resource Management

Based on its corporate philosophy of respecting other people, putting the customer first, and pursuing an innovative and creative style of corporate management, the ACOM Group is nurturing the professionals who will inherit its expertise in the future. Our employees are taught to carefully consider the perspective of the customer before taking action, and to build ACOM into the "brand of choice" among consumers.

System of ACOM Authorized Counselors

The introduction in 1993 of MUJINKUN automated contract machines prompted ACOM to think more closely about using the concept of man-machine interface to enhance convenience for customers. Since then, we have created a succession of revolutionary, systematic services. Warmly received by customers, these services have enabled us to expand our business scope. Admittedly, however, systemization has led us to become increasingly uniform in our responses to customer needs. For this reason, we set up program of counseling activities aimed at providing specialist advice to customers about loan payments and other matters, with the intention of helping customers maintain normal and sound household finances. In October 2005, we established an internal system for granting official counselor authorization. Employees who have completed a set training program, covering legal and other education, are given the title of ACOM-Certified Counselor if they meet certain requirements. Specifically, they must prove their ability to accurately address customer needs from various angles and possess the knowledge and skills necessary to provide advice and make proposals as financial professionals. At the end of fiscal 2006, we had 442 ACOM Authorized Counselors. We also display certificates at outlets and on counters to highlight our initiatives in this area.

All Outlets Nationwide Seek to Be No. 1 in Their Area

We have a nationwide network of outlets that specialize in addressing customer needs, and provide face-to-face services tailored closely to regional characteristics. Now that back-office operations are centralized at our contact centers, our outlets can concentrate on delivering professional financial services. In addition to loans, they offer advice on financial products and household budgeting to suit the specific life stage of each customer. Counselors at our outlets also work hard to become the best possible advisors to our customers.

Human Resource Training Geared to Modern Times

To keep up with changes in society and the operating environment, the ACOM Group must acquire advanced knowledge and a variety of skills. Previously, our educational programs to raise knowledge and skill levels tended to focus on intellectual capacity, or IQ (intelligence quotient). More recently, however, we have shifted our focus to EQ (emotional quotient)—centering on rationality, popularity, and virtue—as well as SQ (sensitivity quotient), emphasizing compassion. People with a high BQ (business quotient)—EQ and SQ together with IQ—promise to play a central role in creating new levels of corporate value for the ACOM Group. With this in mind, we have carefully studied the best possible staff training methods and are promoting a training program that will nurture the quality of human resources for which must aim.

Overview of Businesses

[illegible]

Business Highlights

Segment	Business Overview and Market Position
Loan Business	
	Our core business, a loan business centering on unsecured loans for consumers, accounted for 89.0% of the Group's consolidated operating income in fiscal 2005. ACOM has established an advanced credit screening model based on data from the 8 million customers it has served in the past. We are utilizing this expertise through our various loan application channels, including our outlets, automated contract machines, the Internet, and mobile phones. Moreover, we are striving to enhance customer services by expanding our network of newly introduced QUICK MUJIN, automated loan application machines and extending operating hours. Meanwhile, two consolidated subsidiaries—DC Cash One Ltd. in Japan and EASY BUY Public Company Limited, which is developing business in Thailand—are steadily broadening the scope of their operations. According to the 2006 edition of Consumer Credit Statistics of Japan (published by the Japan Consumer Credit Industry Association), the domestic consumer loan market is currently worth ¥10 trillion in terms of loan receivables outstanding. With a share of around 16%, ACOM is one of the leading players in this market.
Diversified Financial Services	
Credit Card Business	In 1998, ACOM acquired principal membership of MasterCard International and entered the credit card business the following year with the issue of the ACOM MasterCard®. In addition to promoting sales via MUJINKUN with instant card-issuing capabilities, we are working to reinforce ties with partners who are strong in their respective fields. At the end of fiscal 2005, ACOM had 31 cards issued via alliances with 31 affiliated merchants. We also had over 680 thousand tie-up cardholders, representing around half of all our 1,253 thousand cardholders of credit cards. According to Consumer Credit Statistics of Japan, the Japanese credit card market is worth around ¥29.1 trillion in terms of total credit extended. We estimate our share of the market to be around 0.2%.
Installment Sales Finance Business	In this segment, ACOM specializes in installment sales services to facilitate the purchase of individual items. Under our system, we have agreements with affiliated merchants. When a customer wishes to purchase a high-priced item, we pay the merchant in advance, and the customer reimburses us in subsequent installments. According to Consumer Credit Statistics of Japan, the Japanese market is estimated to be worth around ¥10 trillion, and the ACOM Group's share is around 0.6%. In Asia, where the potential for market growth is high, we are expanding our hire purchase business via EASY BUY Public Company Limited, our consolidated subsidiary in Thailand.
Guarantee Business	ACOM provides guarantees on unsecured personal loans via alliances with financial institutions, centering on prominent regional banks. By combining the loyalty and sales channels offered by banks with ACOM's credit screening and collection expertise related to unsecured consumer loans, we are able to provide guarantee arrangements tailored to the needs of alliance partners, covering everything from product planning to loan collection. At the end of fiscal 2005, we had tie-ups with 13 banks and one corporation, and the balance of guaranteed receivables continues to show real growth.
Loan Servicing Business	ACOM entered the loan servicing business by taking an equity stake in IR Loan Servicing, Inc. (hereinafter IR Loan Servicing) In addition to the purchase of loans and debt collection services, IR Loan Servicing is developing a comprehensive loan servicing business, loan-servicing-related clerical work outsourcing services, temporary staffing services, and corporate revitalization support services. At the end of fiscal 2005, its total principal of consigned and purchased receivables surpassed ¥2.4 trillion. With such remarkable growth, we are now cementing a presence as a mainstay player in the industry. In the year under review, DC Servicer company, Ltd., became a subsidiary of ACOM and subsequently merged with IR Loan Servicing. We look forward to significant progress in the future as we combine the expertise and functions of both companies. According to The Ministry of Justice, the balance of receivables in the market at the end of December, 2005 was ¥164 trillion.
Other Businesses	
Rental Business	ACOM operates a business renting out goods used in daily life and leisure equipment, and also provides support for event planning.
Other Businesses	ACOM is also conducting business activities in other areas, including advertising agency services, life and non-life insurance agency services, and real-estate-related activities.

Major Group Companies	Composition of Operating Income

- ACOM CO., LTD.
- DC Cash One Ltd.
- EASY BUY Public Company Limited
- JCK CREDIT CO., LTD.


94.1%
89.0%
FY1999
FY2005

- ACOM CO., LTD.

- ACOM CO., LTD.
- EASY BUY Public Company Limited
- JCK CREDIT CO., LTD.

- ACOM CO., LTD.
- DC Cash One Ltd.


3.5%
9.4%
FY1999
FY2005

- IR Loan Servicing, Inc.

- ACOM RENTAL CO., LTD.

- RELATES CO., LTD.
- AC Ventures Co., Ltd.
- JLA INCORPORATED
- AJAST Ltd.
- ACOM ESTATE CO., LTD.
- ABS CO., LTD.
- AB PARTNER CO., LTD.
- ACOM FUNDING CO., LTD.
- ACOM PACIFIC, INC.
- ACOM (U.S.A.) INC.


2.4%
1.6%
FY1999
FY2005

Operations by Business Segment

Loan Business (Consolidated)
Operating Income and Receivables Outstanding


Billions of yen
2,000
1,500
1,000
500
0
1,703
1,739
396
386
'03/3
'04/3
'05/3
'06/3
'07/3(Outlook)
Consolidated Operating Income
Receivables Outstanding

Loan Business (Non-Consolidated)
Operating Income, Receivables Outstanding and Customer Accounts


Billions of yen
Thousands
2,000
1,500
1,000
500
0
4,000
3,000
2,000
1,000
0
1,596
1,597
2,859
2,807
374
360
'03/3
'04/3
'05/3
'06/3
'07/3(Outlook)
Operating Income
Receivables Outstanding
— Customer Accounts (right axis)

Loan Business

Features and Basic Strategies

The Group provides loan services in Japan under two brands—ACOM and DC Cash One, spearheaded by the parent company and DC Cash One Ltd. (hereinafter DC Cash One), respectively. Overseas, EASY BUY Public Company Limited (hereinafter EASY BUY), our subsidiary in Thailand, holds a prominent position in that market. It has been intended that all three entities expand their businesses, centering on unsecured loans for consumers, with an emphasis on upgrading the quality of credit, reinforcing customer-drawing power, and constructing an even more efficient sales system.

Fiscal 2005 Highlights

Upgrading the Quality of Credit

ACOM's quest to improve the quality of credit is showing steady results. We have strengthened our loan management capabilities by analyzing customer segments more meticulously, and we now provide more extensive and friendlier follow-up and counseling services for customers. Moreover, our ongoing effort to promote more rigorous credit screening has led to an increase in high-quality customers. In fiscal 2005, the average loan yield for unsecured loans extended by the parent company was 23.32%, down 23 basis points from the previous fiscal year, reflecting our increasing adoption of interest incentives for high-quality customers. Owing to a rise in the number of high-quality customers using our services, the average loan balance per account is rising. For the year, the ratio of bad-debt write-offs for unsecured loans declined 0.08 percentage points, to 6.15%.

Strengthening Our Ability to Attract New Clients and Retaining Existing Clients

During the year, we began full-scale introduction of QUICK MUJIN, automated loan application machines, which require just one-third of the cost of setting up MUJINKUN facilities, the predecessor of QUICK MUJIN. We also extended the operating hours of unstaffed outlets, dramatically revamped our advertising program, and reinforced our customer-drawing power. In addition, we promoted a reciprocal agency strategy with DC Cash One, a consolidated subsidiary, and expanded our network of ATMs in alliances with other financial institutions.

Constructing an Efficient Sales System

Customer tastes are changing, evidenced by the growing use of unstaffed outlets to conclude loan contracts and ATMs to deposit and withdraw funds. Our full-scale introduction of QUICK MUJIN machines and the rising number of ACOM and linked ATMs also reflect this trend, which is sparking a change in the role of our staffed outlets. Taking these factors into consideration, we decided to drastically reassess our sales system and processes, culminating in our establishment of the Nishi Nippon Service Center in Fukuoka City. The functions of four previous service centers (concentrated operation centers of MUJINKUN etc.)—in Fukuoka, Hiroshima, Kumamoto, and Okinawa—are now centralized at the new facility. In this way, we further improved operating efficiency and strengthened the competitiveness of our services. Going forward, our staffed outlets will increasingly specialize in consulting services for customers and conducting maintenance on nearby unstaffed outlets. Our plan is to further promote unstaffed operations while expanding sales channels by positioning existing staffed outlets as core operations and setting up QUICK MUJIN machines in proximity to those outlets. In the process, we hope to cut various operating costs such as personnel costs in the loan business, and enhance administrative efficiency, enabling us to better nurture our human resources and improve our service capabilities.

DC Cash One

Operating Income, Receivables Outstanding and Customer Accounts


Billions of yen
Thousands
100
80
60
40
20
0
250
200
150
100
50
0
71
172
191
92
11
13
'05/3
'06/3
'07/3(Outlook)
■ Operating Income □ Receivables Outstanding
— Customer Accounts (right axis)


LINK UP BEAUTY

"CROSS FIVE MasterCard®" (left) & "LINK UP BEAUTY MasterCard®" (right)

Performance and Outlook

In fiscal 2005, consolidated operating income in this segment totaled ¥396.4 billion, up 2.4% from the previous year. The year-end balance of loan receivables stood at ¥1,703.1 billion, up 1.4%. These results stemmed from growth in the operations of two consolidated subsidiaries—DC Cash One in Japan and EASY BUY in Thailand—which compensated for a sluggish performance by the parent company's loan business.

In fiscal 2006, due to our increasing adoption of interest incentives for high-quality customers, we expect the average loan yield for unsecured loans extended by the parent company to decline 72 basis points, to 22.60%. In this light, we forecast a 2.5% decline in segment operating income, to ¥386.4 billion. Nevertheless, we expect to increase the year-end balance of loan receivables by 2.1%, to ¥1,739.2 billion, owing to the full-scale implementation of our two-brand strategy, centering on ACOM and DC Cash One.

According to its business plan, in fiscal 2006 the parent company forecasts financial expenses of ¥19.7 billion (up 8.3%), bad-debt-related expenses of ¥109.9 billion (up 1.6%), and interest-repayment-related expenses of ¥23.7 billion. Overseas, the Bank of Thailand introduced restrictions on maximum interest rates in July 2005, prompting EASY BUY to reduce its rate for unsecured loans, from about 43% to 28%. This will slow the projected growth rate for operating income to 9.2% (¥11.9 billion) in fiscal 2006, from 34.6% in the year under review. Nevertheless, we expect continued expansion of EASY BUY's business, with the number of accounts growing 59.3%, to 653 thousand, and the year-end balance of loan receivables rising 50.8%, to ¥44.6 billion.

Credit Card Business

Features and Basic Strategies

ACOM's credit card business offers considerable synergies with its core loan business. Typically, we issue cards under two formats: (1) as a value-added service for loan customers, and (2) in alliance with large-scale retail chains and other companies. We are focusing particular energy on expanding the number of alliance card partners under the latter format, because it allows us to cultivate a customer base that is different from our loan business.

Fiscal 2005 Highlights

Two New Alliance Card Partners/ FIFA Official Card

In fiscal 2005, we promoted issuance of ACOM MasterCard® via immediate card-issuing machines linked to our MUJINKUN network of automatic contract machines. We also formed alliance card agreements with two new partners. The new cards were CROSS FIVE MasterCard®, issued in alliance with Cross Five Co., Ltd., an event production company, and LINK UP BEAUTY MasterCard®, issued with Link Up Beauty Co., Ltd., which operates a chain of beauty salons and imports and sells beauty-related devices. At March 31, 2006, we had 31 affiliated cards with 31 alliance card partners.

To celebrate the 2006 soccer World Cup in Germany, we issued an official-design FIFA World Cup™ version of ACOM MasterCard®. The new card is available for a limited period, from December 2005 to July 2006.

Credit Card Business (Consolidated)
Operating Income, Receivables Outstanding and Customer Accounts



Billions of yen
Thousands of people
60
40
20
0
1,500
1,000
500
0
1,259
1,358
48
49
6
6
'03/3
'04/3
'05/3
'06/3
'07/3(Outlook)
Consolidated Operating Income
Receivables Outstanding
Cardholders (right axis)

Installment Sales Finance Business (Consolidated)
Operating Income and Receivables Outstanding



Billions of yen
300
200
100
0
83
66
14
10
'03/3
'04/3
'05/3
'06/3
'07/3(Outlook)
Consolidated Operating Income
Receivables Outstanding

Performance and Outlook

In fiscal 2005, consolidated operating income from our credit card business rose 2.4% from the previous year, to ¥6.4 billion. The year-end balance of installment receivables edged down 2.6%, to ¥48.1 billion. Nevertheless, the number of cardholders of the parent company grew 5.2%, to 1,253 thousand at fiscal year-end. Within this total, the number of alliance cardholders steadily increased by 177 thousand, to 688 thousand. During the year, we focused on upgrading the quality of credit in our credit card business—as we did throughout the ACOM Group's operations. As a result, the ratio of bad-debt write-offs in this segment declined 0.78 percentage points, to 8.20%.

In fiscal 2006, we will continue promoting issuance of credit cards in alliance with companies that are prominent in their respective fields, with the aim of expanding access to a new customer base. For the year, we forecast a 3.7% rise in operating income, to ¥6.7 billion, and a 3.7% increase in the balance of installment receivables, to ¥49.9 billion.

Installment Sales Finance Business

Features and Basic Strategies

ACOM is working to expand medium- and long-term earnings by generating synergies between its installment sales finance and credit card businesses in a way that meets the shopping-related needs of consumers. We have arrangements with some credit card alliance partners, whereby we issue credit cards to customers seeking to enter installment sales finance agreements. At the same time, our alliance partners cross-sell our installment sales finance services to their cardholders. At present, we are working to upgrade the quality of credit as a top priority, by reviewing existing arrangements with affiliated merchants.

Fiscal 2005 Highlights

EASY BUY Adopts Balanced "Offensive-Defensive" Strategy

In Japan, ACOM's installment sales finance business is built on a relatively defensive strategy. Overseas, however, we have pursued an offensive strategy through EASY BUY, our consolidated subsidiary in Thailand. Consequently, EASY BUY generated operating income of ¥6.7 billion in fiscal 2005, a 2.4-fold jump from the previous year. As mentioned earlier, however, the Bank of Thailand lowered the maximum interest rate that lenders can charge. In response, EASY BUY reduced its interest rate on hire purchase arrangements to 28%, down from between 33% and 39%, in order to focus on upgrading the quality of credit. It also switched to a more balanced "offensive-defensive" strategy aimed at building a foundation for stable medium- and long-term growth.

Performance and Outlook

Due to our ongoing restructuring program designed to upgrade the quality of credit, consolidated operating income in this segment declined 10.7% from the previous year, to ¥14.8 billion, and the year-end balance of installment receivables fell 34.6%, to ¥83.3 billion. The ratio of bad-debt write-offs by the parent company was up 0.14 percentage points, to 4.53%. At present, we are accelerating our search for new affiliated merchants and reinforcing cross-selling arrangements with card alliance partners. At the same time, we are screening potential affiliated merchants more meticulously and placing top priority on reviewing contracts with high-risk affiliated merchants. We are also reassessing the quality of EASY BUY's credit, as mentioned earlier. For fiscal 2006, therefore, we forecast a 31.3% decline in segment operating income, to ¥10.2 billion, and a 20.8% fall in the year-end balance of installment receivables, to ¥66.0 billion.

Guarantee Business (Consolidated)

Operating Income and Receivables Outstanding



Billions of yen
300
200
100
0
255
89
6
12
'03/3
'04/3
'05/3
'06/3
'07/3(Outlook)
Consolidated Operating Income
Receivables Outstanding

Number of Guarantee Business Partners and Accounts



Thousands
20
15
10
5
0
800
600
400
200
0
18~19 Banks
678
13 Banks
387
1 Corporation
'03/3
'04/3
'05/3
'06/3
'07/3(Outlook)
Banks
Corporation
Number of Accounts (right axis)

Guarantee Business

Features and Basic Strategies

ACOM provides guarantee services, mainly on unsecured personal loans.

It is an area in which we can utilize our credit screening and management expertise related to unsecured consumer loans, accumulated over many years. Through alliances with The Bank of Tokyo-Mitsubishi UFJ, Ltd. (hereinafter The Bank of Tokyo-Mitsubishi UFJ), as well as prominent regional banks, we will position this segment as a new growth area and driver of diversified financial services. Moreover, the guarantee business generates attractive income with low levels of risk related to bad-debt write-offs.

Fiscal 2005 Highlights

Three New Alliance Partners

Combining the extensive customer bases of banks with ACOM's credit screening and management expertise related to unsecured consumer loans, we are able to provide guarantee arrangements tailored to the needs of alliance partners. In fiscal 2005, we formed guarantee business alliances with three new regional banks—The Joyo Bank, Ltd., The Gunma Bank, Ltd., and The Bank of Iwate, Ltd.—with the cooperation of The Bank of Tokyo-Mitsubishi UFJ. At fiscal year-end, the parent company had tie-ups with 13 banks and 1 corporation.

DC Cash One Launches Guarantee Business

In February 2006, DC Cash One started providing guarantee services for the Super IC Card, "Tokyo-Mitsubishi UFJ-VISA" issued by The Bank of Tokyo-Mitsubishi UFJ. At fiscal year-end, DC Cash One's balance of guaranteed receivables stood at ¥0.25 billion—after only two months in the business. In fiscal 2006, we expect DC Cash One to enter a full-scale growth period, with the balance forecast to reach ¥41.7 billion.

Stronger Organization through Alliance with RELATES CO., LTD.

In March 2005, RELATES CO., LTD. (hereinafter RELATES), a wholly owned subsidiary, commenced operations. The new company specializes in providing call center services for regional banks and other guarantee business alliance partners of ACOM, as well as personnel dispatch services and consulting. The launch of RELATES will further strengthen the guarantee businesses of both ACOM and DC Cash One, and we expect the expansion of all three companies to generate synergistic benefits.

Performance and Outlook

In fiscal 2005, DC Cash One became a consolidated subsidiary, and internal transactions with that company were subsequently eliminated in consolidation. As a result, consolidated operating income in this segment declined 12.8% from the previous year, to ¥6.6 billion. By contrast, the year-end balance of guaranteed receivables rose 15.2%, to ¥89.8 billion, owing to steady real growth in this business, including through the aforementioned alliance with three new regional banks. The ratio of bad-debt write-offs of the parent company in this segment rose 0.50 percentage points, to 3.18%.

In fiscal 2006, we expect to form guarantee alliances with five or six more regional banks. We forecast a 1.9-fold jump in segment operating income, to ¥12.7 billion, and a 2.8-fold surge in the balance of guaranteed receivables, to ¥255.3 billion.

Loan Servicing Business (Consolidated)

Operating Income and Receivables Outstanding



Billions of yen
30
20
10
0
20
17
14
14
'03/3
'04/3
'05/3
'06/3
'07/3(Outlook)
Consolidated Operating Income
Receivables Outstanding

Other Businesses (Consolidated)

Operating Income



Billions of yen
6
4
2
0
4
4
2
3
'03/3
'04/3
'05/3
'06/3
'07/3(Outlook)
Rental Business
Other Businesses

Loan Servicing Business

Features and Basic Strategies

ACOM entered the loan servicing business by taking an equity stake in IR Loan Servicing, Inc. (hereinafter IR Loan Servicing). In this segment, we are steadily expanding the scope of our business, centering on the purchase of loans and debt collection services, as well as clerical agency services and personnel dispatch services. We also have a 20% stake in RISA Partners, Inc. (hereinafter RISA Partners), which has a wealth of expertise in corporate loan management. By fusing the expertise of ACOM, IR Loan Servicing, and RISA Partners, we are building a comprehensive loan servicing business, covering loans to both individuals and companies.

Fiscal 2005 Highlights

Merger with DC Servicer

In October 2004, ACOM and Mitsubishi Tokyo Financial Group, Inc. (MTFG, currently Tokyo-Mitsubishi UFJ Financial Group, or MUFG), formed a basic agreement on combing operations and reorganizing to strengthen the consumer finance business. Based on this agreement, DC Servicer company, Ltd. (hereinafter DC Servicer), formerly a member of MTFG, became a subsidiary of ACOM in October 2005. Seeking to further reinforce our loan servicing capabilities, in January 2006 we merged the operations of DC Servicer and IR Loan Servicing. As the surviving entity, IR Loan Servicing will take advantage of the merger to fortify and enhance the efficiency of its loan servicing business. It will also strive to boost market share and upgrade its earnings foundation as a comprehensive loan servicing company that addresses the wide-ranging needs of customers, both inside and outside the industry.

Privacy Mark Certification Received

In June 2005, IR Loan Servicing acquired Privacy Mark accreditation, bestowed by the Japan Information Processing Development Corporation (JIPDEC) upon businesses with appropriate mechanisms in place to protect personal information. As of May 23, 2006, IR Loan Servicing and eight other companies in the loan servicing business have received Privacy Mark certification

Performance and Outlook

In fiscal 2005, we actively capitalized on business opportunities in the loan servicing industry. For the year, this segment generated a 61.1% rise in consolidated operating income from the previous year, to ¥14.1 billion; a 71.7% jump in the collection of purchased receivables, to ¥13.3 billion; and a 36.9% increase in the year-end balance of receivables outstanding, to ¥17.4 billion. These figures reflect solid growth far exceeding our initial projections. In fiscal 2006, we expect the market to shrink in line with economic recovery, leading to stiffer competition with other companies. However, the merger with DC Servicer has given us a new asset base and new customers. By also enhancing business efficiency, we look forward to further growth. For the year, we forecast a 2.0% increase in operating income, to ¥14.4 billion, and a 17.1% rise in the year-end balance of receivables outstanding, to ¥20.4 billion.

Other Businesses

In fiscal 2005, consolidated operating income from rental business rose 14.2% from the previous year, to ¥4.3 billion, and operating income from other businesses—mainly life and nonlife insurance agency services and real estate-related activities—declined 27.2%, to ¥2.5 billion. In fiscal 2006, we forecast a 4.2% increase in operating income from rental business, to ¥4.5 billion, and a 32.9% increase in operating income from other businesses, to ¥3.4 billion.

ACOM's Management Structure

Complete corporate governance and compliance are indispensable in order for ACOM to transform its business domains and achieve sustainable growth.

[illegible] compliance process we are strengthening our checking and auditing functions and our internal control systems to improve the reliability and transparency of management.

Corporate Governance
Compliance

ACOM is committed to building stronger relationships with its stakeholders by actively addressing their expectations. To this end, we place high priority on upgrading our corporate governance systems. Our fundamental stance is to achieve sustained increases in shareholder value by ensuring sound, transparent, and efficient management through expansion of our internal control systems, focusing on rigorous compliance awareness, more advanced risk management, stronger monitoring, and proactive information disclosure. We have adopted *an auditor system*, whereby the Board of Directors, led by internal directors highly attuned to the Company's operations, ensures swift decision-making and business execution. We are also reinforcing the auditing function by prioritizing appointment of outside auditors, as well as successive appointments of outside directors. In addition, we have introduced an executive officer system, with the intention of clearly separating the supervision and business execution functions.

Board of Directors

When we introduced the executive officer system, we reduced the size of the Board of Directors in order to speed up decision-making and ensure effective mutual monitoring among directors. The Board now has 11 members, including one outside director. In addition to deciding important business management matters such as management planning, the Board of Directors determines basic policies for building corporate governance and internal control systems, and on the basis of these management plans and fundamental policies, it monitors the performances of the President & CEO and executive officers.

Board of Statutory Auditors

The Board of Statutory Auditors consists of four statutory auditors, including three independent ones. It receives reports concerning important audit-related matters, holds discussions, and passes resolutions. Its members attend all key meetings, including those of the Board of Directors. Working in cooperation with ACOM's Internal Audit Department and accounting auditors, the Board of Statutory Auditors keeps closely abreast of the Company's operating condition. It also evaluates the status of the Company's internal control system and audits the job performance of directors and executive officers through investigations of ACOM's business progress and financial position.

Executive Officers' Meeting

The Executive Officers' Meeting, which consists of senior-level executive officers, discusses important matters and makes decisions concerning the management of ACOM and its affiliated companies, in accordance with basic policies determined by the Board of Directors. It also coordinates key matters related to business execution at the Company's departments and divisions.

Affiliated Companies Coordination Board

The Affiliated Companies Coordination Board consists of senior-level executive officers and representatives of other ACOM Group companies. It discusses important matters concerning the management of affiliated companies, and coordinates, and communicates and reports on, important matters pertaining to the execution of their business.

Corporate Governance System



General Meeting of Shareholders
Appointment
Appointment
Appointment
Evaluation Committee
Evaluation
Board of Directors
Auditing
Board of Statutory Auditors
Statutory Auditors
Cooperation
Auditing
Reporting
Supervision
Auditing
Reporting
Execution Function
Proposal
Executive Officers' Meeting
Verification
Instruction
Reporting
Instruction
Reporting
Business Ethics Committee
Affiliated Companies Coordination Board
Instruction
Reporting
Information Security Committee
Independent Auditors
Auditing
Overall Risk Management (Corporate Management Dept.)
Legal Risk (Legal Dept.)
Credit Risk (Credit Supervision Dept. No. 1)
Market Risk (Treasury Dept.)
Liquidity Risk (Treasury Dept.)
Administrative Risk (Operation Risk Management Dept.)
Accident Risk (General Affairs Dept.)
Information Asset Risk (Operation Risk Management Dept.)
Guidance
Reporting
Reporting
Guidance
Reporting
Support Guidance
Business Ethics Office
Affiliated Companies
Business Enforcement Office
Internal Auditing
Internal Audit Dept.

Business Ethics Committee

The Business Ethics Committee, which is made up of senior-level executive officers appointed at the Executive Officers' Meeting, discusses and verifies basic policies on the practice of business ethics (compliance), with the aim of improving ethical awareness among directors and employees. It also carries out verification of and makes recommendations on ways to entrench ethical practices, educate directors and employees, correct ethical violations and improve compliance systems.

Information Security Committee

The task of the Information Security Committee, consisting of senior-level executive officers, is to rigorously protect personal information and other information assets of the Company, in order to keep information asset risk within acceptable limits and improve the Company's soundness. The Committee deliberates and decides on matters for maintaining and enhancing information security, as well as the adjustment of control systems and the formulation and promotion of medium-term plans to raise the levels of such systems.

Strengthening and Expansion of Internal Control Systems

ACOM is fully aware that internal control systems are indispensable in assuring proper corporate governance. Based on this awareness, the Board of Directors takes the lead in ensuring that all members of each internal organization play an active role in the construction and effective operation of their internal control systems. All members also constantly evaluate and verify the effectiveness of internal control systems and make continual improvements accordingly.

In view of the publication of suggested "Guidelines for Evaluating Internal Controls (Public Draft)" by the Financial Services Agency, as well as an interim report on "Framework for Disclosure and Evaluation of Corporate Governance, Risk Management and Internal Control" by the Ministry of Economy, Trade and Industry, the ACOM Group has organized project teams, each dedicated to important themes such as establishing an internal control review system for financial reporting, reinforcing corporate governance, establishing a risk-management-oriented mindset, and expanding and upgrading internal auditing.

Promoting Entrenched Business Ethics (Compliance)

The ACOM Group places high priority on promoting entrenched compliance-oriented awareness. With this in mind, we formulated ACOM's Ethical Codes for Business and a set of business ethics regulations, with the aim of clarifying behavioral principles and best practices when applying business ethics. At the same time, we set up the Business Ethics Committee and Business Ethics Office and appointed Business Ethics Officers and Compliance Officers, in an effort to ensure ethical practices in an organized, well-planned manner. We also devised basic Group-wide policies for supervising affiliated companies and supported the construction of practical business ethics systems, beginning with the formulation of compliance-related rules, at each affiliate. In these ways, directors and employees of all Group companies are united in promoting ethical business practices.

In addition, ACOM has set up business ethics offices at locations inside and outside the company for people who have information or issues they wish to discuss, with the aim of prevention, early detection, and correction of misconduct. To ensure appropriate operation of the internal reporting system and protect the identity of informants, we have formulated internal reporting protection regulations.


INVESTOR RELATIONS

Top page of IR site
http://www.acom.co.jp/ir/english/index.html


INVESTOR RELATIONS
Consolidated Financial Statements

The page of Financial Statements
http://www.acom.co.jp/ir/english/pageobj102.html

Reinforcing and Strengthening Our Risk Management System

Fundamental items related to risk management are identified in ACOM's operating risk management regulations, which clarify risks that need to be addressed and appropriate risk management methods. The Corporate Management Department, responsible for overall control of the Company's risk management, undertakes comprehensive and unified management of risks affecting execution of business, reflecting an ongoing effort to upgrade and reinforce the Company's overall risk management system. We have also devised information security management rules to protect personal information and other informational assets held by the Company. Based on these rules, we implement various measures to address perceived risks, including establishment of appropriate safety and control mechanisms. At the same time, we have established an information security committee and appointed Information security management officers, determining the roles of each organization as well as those of directors and employees. ACOM is working systematically across the whole organization to ensure information security.

Reinforcing and Strengthening Our Monitoring System

Regarding the development and application of ACOM's internal control systems, in addition to the monitoring which takes place at each internal organization, the Internal Audit Department undertakes independent monitoring activities. It is responsible for verifying and evaluating observance of relevant laws and regulations by the business execution departments, as well as the status of internal control initiatives, and proposes actions to take when problems are detected. In addition to verifying conformity with rules, the Internal Audit Department checks to ensure whether or not risk management is being conducted appropriately at each organization, and whether or not internal control systems are being put in place to ensure proper risk management. The Department reports the results of its findings to the Board of Directors and statutory auditors on a regular basis. To strengthen the monitoring function, we work together with external specialists to improve audit-related knowledge and skills, and strive to nurture auditing staff with high ethical standards and specialist capabilities.

Promoting Prompt and Accurate Fair Disclosure

ACOM promotes proactive fair disclosure and is working to maintain transparency of management from the perspective of stakeholders by disclosing information to investors and securities analysts through its domestic and overseas IR activities and Internet IR. In addition to earnings release conferences for domestic analysts and investors, we hold one-on-one meetings and visit investors. For overseas investors, we conduct telephone and video conferences, as well as Investor Relations' road shows.

As a global corporation, ACOM attracts attention from foreign investors, and every year, ACOM sends representatives to visit various countries in North America, Europe and Asia, proactively developing its overseas IR activities. In 2005, we visited 46 companies in 10 major North American cities, 46 companies in 9 major European cities, and 17 companies in 4 major Asian cities, explaining our financial results and making presentations concerning our future management strategies.

Social Contribution



"Miru Concert Monogatari"

Based on the "circle of trust" spirit on which it was founded, the ACOM Group is committed to serving society through its corporate activities and building close relationships with local communities. We believe that such an approach is essential to our sustained corporate growth.

Long-running "Miru Concert Monogatari" passes 100th Performance Milestone

Since 1994, we have hosted public performances, in the form of "barrier-free" concerts to maximize the enjoyment of all visitors throughout Japan, of "Miru Concert Monogatari," an innovative artistic event that combines ancient Japanese silhouettes, live music, and storytelling. ACOM has been organizing the concerts assisted by many people including local volunteers, who serve as operations staff, and regional government agencies, which offer sponsorships. In fiscal 2005, we held 13 such concerts, bringing the cumulative total to 101 performances, attended by audiences totaling 95,289 people.

Volunteer Activities by Employees

ACOM Bluebird Fund

The ACOM Bluebird Fund was set up in 1984 at the suggestion of a single employee. Contributions made by employees are donated to social welfare organizations such as the Japan National Organization Welfare of the Victims of Automotive Accidents. Fiscal 2005 marked the 22nd year of the fund's existence.

Sporting Events

Sapporo Festival Marathon

For more than ten years, we have been special sponsors of the Sapporo Marathon, which has close ties to the region as a traditional event of the Sapporo festival.

ACOM International Golf Tournament

Since it was started in 1983 with the aim of fostering golfers capable of playing at the international level, the ACOM International Golf Tournament has been held 23 times and has established a position as one of Japan's representative golf events.

More than just a supporter of sport, the tournament is open to spectators and has other activities making it a fun family event. Charity drives are held as part of the event, and funds raised are donated to regional welfare organizations in order to "give something back" to local communities.

Board of Directors

As of June 22, 2006

Directors

Chairman

Kyosuke Kinoshita

Deputy Chairman

Yuji Ohashi

President

Shigeyoshi Kinoshita

Senior Managing Director

Masayoshi Tatsuta

Kazuhiro Shimada

Managing Director

Shigeru Akaki

Junya Fukuda

Osamu Moriya

Satoru Tomimatsu

Kiyoshi Tachiki

Director

Katsunori Nagayasu (Outside)

Statutory Auditors

Tatsuaki Murata

Koichi Shimizu

Satoshi Ito (Independent)

Norikatsu Takahashi (Independent)

Executive Officer

President & Chief Executive Officer

Shigeyoshi Kinoshita

Senior Executive Managing Officer

Masayoshi Tatsuta
General Affairs Department
Credit Supervision Department No.1
Credit Supervision Department No.2

Kazuhiro Shimada
Corporate Planning Department
Corporate Management Department
Overseas Business Development Department
Affiliated Enterprises & Business Development Department
Guarantee Business Department

Executive Managing Officer

Shigeru Akaki
Treasury Department
Human Resources Department

Junya Fukuda
Customer Relations Department
Operation Risk Management Department
System Development & Administration Department

Osamu Moriya
Internal Audit Department
Legal Department
Business Ethics Office
Employment Counseling Office

Satoru Tomimatsu
Advertising Department
Business Planning Department
Business Promotion Department
Business Promotion Department No.1
Business Promotion Department No.2
Business Promotion Department No.3
Business Promotion Department No.4
Credit Card/Installment Business Department

Kiyoshi Tachiki
Retail Strategy Planning Office (Chief General Manager)
Public Relations Department

Executive Officer

Zenichi Hioki

Shozo Tanaka

Kenji Ando

Shigeru Sato

Masahiko Shinshita

Tsukasa Ashizuka

Etsuro Tabuchi

Kazuo Fukumoto

ACOM in Figures

Related Macroeconomic Data (Yearly)

	2001/3	2002/3	2003/3	2004/3
1. Employment-Related Statistics				
The Number of Unemployed People (Millions)	3.20	3.48	3.59	3.42
The Ratio of Unemployed People (%)	4.7	5.2	5.4	5.1
The Ratio of Job Offers to Job Seekers (Times)	0.62	0.56	0.55	0.69
The Total Cash Wage Amount (yoy %)	0.5	-2.1	-2.6	-0.9
Regular Employment Index (yoy %)	-0.3	-0.4	-0.7	-0.3
2. Consumption-Related Statistics				
Consumer Spending (yoy %)	-1.2	-3.4	-0.6	-0.2
Retail Sales (yoy %)	-0.8	-3.3	-3.2	-1.4
3. Financial-Related Statistics, etc.				
Ten-year Government Bond Yield (%)	1.270	1.400	0.700	1.435
Nikkei 225 (Yen)	15,616	11,468	9,611	9,939

Source: Nihon Keizai Shimbun, Inc.

Related Macroeconomic Data (Monthly)

	2004	2005				
	December	January	February	March	April	May
Unemployment Rate (%)	4.5	4.5	4.7	4.5	4.4	4.4
Personal Bankruptcy Applications	19,820	10,856	14,415	18,002	16,522	14,126

Source: Ministry of Public Management, Home Affairs, Posts and Telecommunications (Unemployment Rate)
Source: Supreme Court of Japan (Personal Bankruptcy Applications)

	2005/3	2006/3
	3.08	2.74
	4.6	4.4
	0.86	0.98
	-0.3	0.7
	0.7	0.5
	-0.2	-1.4
	-0.7	1.3
	1.320	1.770
	11,321	17,059

								2006		
	June	July	August	September	October	November	December	January	February	March
	4.2	4.4	4.3	4.2	4.5	4.6	4.4	4.5	4.1	4.1
	17,193	15,614	15,523	15,250	15,141	15,291	16,361	10,479	14,359	16,001

Operating Income by Segment (Consolidated)

	Millions of yen					
	2002/3		2003/3		2004/3	
		yoy %		yoy %		yoy %
Operating Income	414,918	10.4	437,572	5.5	434,968	-0.6
Loan Business	380,553	9.3	398,057	4.6	391,259	-1.7
ACOM CO., LTD.	—	—	—	—	386,217	-2.4
DC Cash One Ltd.	—	—	—	—	—	—
EASY BUY Public Company Limited *1	—	—	—	—	5,028	129.5
JCK CREDIT CO., LTD.	—	—	—	—	13	-65.8
Credit Card Business	3,771	60.2	5,096	35.1	5,876	15.3
ACOM CO., LTD.	—	—	—	—	5,782	15.4
JCK CREDIT CO., LTD.	—	—	—	—	93	10.7
Installment Sales Finance Business	23,595	35.2	25,725	9.0	22,738	-11.6
ACOM CO., LTD.	—	—	—	—	14,002	-14.4
EASY BUY Public Company Limited *1	—	—	—	—	1,975	18.5
JCK CREDIT CO., LTD.	—	—	—	—	6,761	-12.2
Guarantee Business	319	—	1,866	483.8	5,037	169.8
ACOM CO., LTD.	—	—	—	—	5,037	169.8
DC Cash One Ltd.	—	—	—	—	—	—
Loan Servicing Business	191	—	925	383.9	2,786	201.2
Collection of Purchased Receivables	—	—	436	192.1	2,088	377.9
Rental Business	3,853	-30.8	3,629	-5.8	3,527	-2.8
Others	2,634	31.1	2,271	-13.8	3,742	64.8

Notes: 1. SIAM A&C CO., LTD. changed its corporate name to EASY BUY Public Company Limited on April 1, 2005.

Millions of yen								
2005/3		2006/3					2007/3(E)	
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %		yoy %
433,965	-0.2	110,512	222,182	336,123	445,431	2.6	438,300	-1.6
387,348	-1.0	99,428	199,358	299,790	396,485	2.4	386,400	-2.5
379,248	-1.8	94,359	188,899	283,610	374,233	-1.3	360,800	-3.6
—	—	2,596	5,388	8,356	11,354	—	13,700	20.7
8,095	61.0	2,471	5,070	7,823	10,895	34.6	11,900	9.2
4	-69.2	0	0	0	0	-77.5	0	—
6,311	7.4	1,631	3,265	4,921	6,462	2.4	6,700	3.7
6,227	7.7	1,613	3,229	4,867	6,389	2.6	6,600	3.3
84	-9.7	17	35	53	72	-14.0	100	38.2
16,622	-26.9	4,006	7,759	11,488	14,839	-10.7	10,200	-31.3
9,456	-32.5	1,740	3,264	4,630	5,802	-38.6	4,000	-31.1
2,827	43.1	1,540	3,159	5,008	6,762	139.2	5,100	-24.6
4,339	-35.8	725	1,335	1,849	2,275	-47.6	1,100	-51.6
7,627	51.4	1,345	3,013	4,469	6,651	-12.8	12,700	90.9
7,627	51.4	1,345	3,013	4,469	6,244	-18.1	9,700	55.3
—	—	—	—	—	406	—	3,000	638.3
8,762	214.5	2,466	5,323	10,229	14,117	61.1	14,400	2.0
7,757	271.5	2,289	4,936	9,565	13,322	71.7	13,700	2.8
3,781	7.2	1,041	2,119	3,285	4,318	14.2	4,500	4.2
3,511	-6.2	591	1,343	1,937	2,557	-27.2	3,400	32.9

Receivables Outstanding by Segment (Consolidated)

	Millions of yen					
	2002/3		2003/3		2004/3	
		yoy %		yoy %		yoy %
Receivables Outstanding	1,888,413	9.8	1,941,244	2.8	1,857,536	-4.3
Loan Business	1,618,660	8.1	1,660,256	2.6	1,623,154	-2.2
ACOM CO., LTD.	1,616,837	8.1	1,652,890	2.2	1,612,799	-2.4
JCK CREDIT CO., LTD.	327	-59.5	153	-53.1	66	-56.8
EASY BUY Public Company Limited	1,495	—	7,212	382.3	10,289	42.7
DC Cash One Ltd.	—	—	—	—	—	—
Credit Card Business	32,102	62.7	41,850	30.4	46,731	11.7
ACOM MasterCard®	31,388	63.8	41,114	31.0	45,941	11.7
JCK CREDIT CO., LTD.	624	54.1	684	9.6	758	10.8
Installment Sales Finance Business	237,502	16.5	237,948	0.2	181,567	-23.7
ACOM CO., LTD.	161,247	7.1	153,203	-5.0	113,934	-25.6
JCK CREDIT CO., LTD.	69,996	42.5	77,338	10.5	59,785	-22.7
EASY BUY Public Company Limited	6,258	51.1	7,406	18.3	7,847	6.0
Loan Servicing Business	147	—	1,189	706.5	6,082	411.1
Guaranteed Receivables	9,539	—	57,926	—	100,971	74.3
ACOM CO., LTD.	9,539	—	57,926	—	100,971	74.3
DC Cash One Ltd.	—	—	—	—	—	—

Number of Customer Accounts by Segment (Consolidated)

	2002/3		2003/3		2004/3	
		yoy %		yoy %		yoy %
Loan Business *1	3,058,274	5.5	3,161,304	3.4	3,161,894	0.0
ACOM CO., LTD.	3,035,706	4.9	3,032,330	-0.1	2,954,073	-2.6
JCK CREDIT CO., LTD.	2,719	-45.3	1,122	-58.7	422	-62.4
EASY BUY Public Company Limited	19,849	—	127,852	544.1	207,399	62.2
DC Cash One Ltd.	—	—	—	—	—	—
Credit Card Business *2	1,016,544	30.1	1,021,131	0.5	1,071,681	5.0
ACOM MasterCard®	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9
JCK CREDIT CO., LTD.	4,952	52.9	6,004	21.2	6,982	16.3
Installment Sales Finance Business *3	905,725	17.8	991,162	9.4	886,110	-10.6
ACOM CO., LTD.	486,532	9.0	479,182	-1.5	387,261	-19.2
JCK CREDIT CO., LTD.	246,786	16.4	263,202	6.7	222,424	-15.5
EASY BUY Public Company Limited	172,407	55.9	248,778	44.3	276,425	11.1
Loan Servicing Business *4	1,468	—	10,540	618.0	31,851	202.2

Notes: 1. Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance
2. Credit Card Business: Number of cardholders
3. Installment Sales Finance Business: Number of contracts with receivables outstanding
4. Loan Servicing Business: Number of accounts for purchased loans

Millions of yen									
2005/3		2006/3						2007/3(E)	
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %			yoy %
1,869,685	0.7	1,873,667	1,871,972	1,852,470	1,852,053	-0.9		1,875,500	1.3
1,680,184	3.5	1,688,899	1,697,962	1,692,016	1,703,172	1.4		1,739,200	2.1
1,601,773	-0.7	1,603,842	1,606,799	1,593,832	1,596,276	-0.3		1,597,600	0.1
33	-49.8	28	24	22	20	-38.7		0	-100.0
17,163	66.8	19,040	20,504	24,541	29,564	72.3		44,600	50.8
59,246	—	63,701	68,103	70,768	74,142	25.1		92,100	24.2
49,399	5.7	49,392	49,129	49,323	48,120	-2.6		49,900	3.7
48,833	6.3	48,822	48,579	48,739	47,537	-2.7		49,200	3.5
546	-27.9	556	538	569	568	4.1		700	23.1
127,378	-29.8	121,313	108,949	96,379	83,335	-34.6		66,000	-20.8
70,014	-38.5	64,128	56,783	51,840	45,769	-34.6		39,000	-14.8
33,607	-43.8	29,576	24,521	20,702	17,335	-48.4		9,700	-44.0
23,756	202.7	27,608	27,645	23,837	20,229	-14.8		17,300	-14.5
12,723	109.2	14,061	15,930	14,751	17,423	36.9		20,400	17.1
78,015	-22.7	80,856	83,580	86,134	89,894	15.2		255,300	184.0
78,015	-22.7	80,856	83,580	86,134	89,639	14.9		213,600	138.3
—	—	—	—	—	254	—		41,700	—

2005/3		2006/3					2007/3(E)	
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %		yoy %
3,406,054	7.7	3,423,022	3,443,070	3,442,555	3,450,636	1.3	3,666,100	6.2
2,902,916	-1.7	2,894,869	2,888,690	2,870,024	2,859,176	-1.5	2,807,200	-1.8
167	-60.4	132	98	64	40	-76.0	0	-100.0
347,003	67.3	363,317	383,168	396,057	410,142	18.2	653,400	59.3
150,074	—	157,849	163,612	168,082	172,183	14.7	191,300	11.1
1,197,784	11.8	1,209,028	1,226,580	1,240,513	1,259,509	5.2	1,358,700	7.9
1,191,975	12.0	1,203,179	1,220,853	1,234,566	1,253,603	5.2	1,351,300	7.8
5,609	-19.7	5,650	5,528	5,750	5,709	1.8	7,200	26.1
958,768	8.2	960,816	924,944	809,563	671,742	-29.9	589,600	-12.2
284,782	-26.5	265,708	244,575	226,289	205,783	-27.7	205,900	0.1
148,059	-33.4	133,652	120,214	107,363	96,023	-35.1	53,500	-44.3
525,927	90.3	561,456	560,155	475,911	369,936	-29.7	330,200	-10.7
137,808	332.7	161,588	190,900	183,854	200,662	45.6	—	—

Six-Year Financial Summary (Consolidated)
Years ended March 31

	Millions of yen
	2001
1. For the Year:	
Operating Income	375,674
Operating Expenses	215,363
Bad-debt-related Expenses *1	52,420
Interest-repayment-related Expenses *2	—
Operating Profit	160,310
Net Income	81,369
2. At Year-end:	
Total Assets	1,943,836
Receivables Outstanding *3	1,720,616
Total Amount of Bad Debts	34,819
Loans to Borrowers in Bankruptcy or Under Reorganization	3,650
Loans in Arrears	16,897
Loans Past Due for Three Months or More	684
Restructured Loans	13,587
Allowance for Bad Debts	64,360
Total Shareholders' Equity	503,335
Interest-bearing Debts	1,333,568
3. Per Shares:	Yen
Net Income, Basic	554.92
Total Shareholders' Equity	3,432.67
Cash Dividends	65.00
4. Key Financial Ratios:	%
Operating Profit Margin	42.7
ROE *4	17.5
ROA *4	4.2

Notes: 1. The amount of bad-debt-related expenses is the sum of bad debt write-offs, additional allowance for bad debts, and additional allowance for loss on debt guarantees.
2. The amount of interest-repayment-related expenses is the sum of interest repayments and additional allowance for loss on interest repayments.
3. Receivables outstanding indicates the total amount of Loan Business, Credit Card Business and Installment Sales Finance Business.
4. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.

Millions of yen				
2002	2003	2004	2005	2006
414,918	437,572	434,968	433,965	445,431
243,669	290,877	314,577	289,604	335,039
72,047	115,671	140,505	108,453	117,125
—	—	—	—	37,228
171,248	146,695	120,391	144,361	110,392
95,637	75,096	70,319	81,533	65,595
2,166,865	2,183,414	2,075,389	2,077,334	2,106,681
1,888,265	1,940,055	1,851,454	1,856,962	1,834,629
44,516	60,791	80,259	83,961	114,371
7,204	9,227	9,280	8,906	7,707
21,751	31,302	36,966	37,077	49,904
519	1,139	1,787	1,781	1,995
15,041	19,122	32,225	36,196	54,764
81,064	112,549	135,350	130,532	131,620
582,737	644,431	697,166	863,760	927,722
1,470,366	1,439,905	1,294,571	1,128,226	1,064,585
Yen				
653.18	513.08	487.77	516.23	416.69
3,983.61	4,405.08	4,855.98	5,456.39	5,901.69
80.00	80.00	80.00	100.00	140.00
%				
41.3	33.5	27.7	33.3	24.8
17.6	12.2	10.5	10.4	7.3
4.7	3.5	3.3	3.9	3.1

Seven-Year Financial Summary (Non-Consolidated)
Years ended March 31

	Millions of yen	
	2000	2001
1. For the Year:		
Operating Income	341,767	366,712
Operating Expenses	197,392	208,205
Bad-debt-related Expenses *1	47,461	51,654
Interest-repayment-related Expenses *2	—	—
Operating Profit	144,374	158,507
Net Income	74,038	80,757
2. At Year-end:		
Total Assets	1,700,322	1,876,210
Receivables Outstanding *3	1,476,050	1,666,149
Total Amount of Bad Debts	34,077	34,596
Loans to Borrowers in Bankruptcy or Under Reorganization	3,776	3,650
Loans in Arrears	13,408	16,866
Loans Past Due for Three Months or More	498	518
Restructured Loans	16,394	13,561
Allowance for Bad Debts	54,300	61,900
Total Shareholders' Equity	427,716	502,833
Interest-bearing Debts	1,192,926	1,283,167
3. Per Shares:	Yen	
Net Income, Basic	504.93	550.75
Total Shareholders' Equity	2,916.96	3,429.24
Cash Dividends	55.00	65.00
4. Key Financial Ratios:	%	
Operating Profit Margin	42.2	43.2
ROE *4	19.2	17.4
ROA *4	4.5	4.5
Ratio of Bad Debt Write-offs	2.7	2.9
Bad Debt Ratio (Gross basis) *5	2.5	2.3
Bad Debt Ratio (Net basis) *6	-1.5	-1.8

Notes: 1. The amount of bad-debt-related expenses is the sum of bad debt write-offs, additional allowance for bad debts, and additional allowance for loss on debt guarantees.
2. The amount of interest-repayment-related expenses is the sum of interest repayments and additional allowance for loss on interest repayments.
3. Interest-repayment-related expenses indicates the sum of interest repayment and additional allowance for loss on interest repayments.
4. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.
5. Bad debt ratio (Gross basis) = Total amount of bad debts / Receivables outstanding plus Loans to borrowers in bankruptcy or under reorganization.
6. Bad debt ratio (Net basis) = (Bad debts - Allowance for bad debts) / Receivables outstanding plus Loans to borrowers in bankruptcy or under reorganization.

2002	2003	2004	2005	2006
Millions of yen				
400,818	419,258	411,799	402,734	396,637
231,857	276,677	295,918	262,500	290,512
69,997	112,108	135,474	102,462	108,183
—	—	—	—	37,227
168,961	142,581	115,880	140,234	106,124
94,777	77,489	65,648	83,001	64,152
2,095,251	2,110,009	2,019,648	1,951,625	1,961,462
1,809,564	1,847,259	1,772,706	1,720,641	1,689,598
43,691	60,491	79,754	81,210	109,573
7,204	9,227	9,280	8,377	7,000
20,972	31,128	36,632	35,310	46,709
497	1,036	1,638	1,345	1,110
15,016	19,099	32,204	36,177	54,752
77,700	107,700	129,400	122,400	122,700
580,716	645,386	694,082	862,301	923,408
1,417,966	1,384,848	1,260,090	1,028,722	945,208
Yen				
647.31	529.45	455.36	525.53	407.52
3,969.80	4,411.62	4,834.50	5,447.18	5,874.25
80.00	80.00	80.00	100.00	140.00
%				
42.2	34.0	28.1	34.8	26.8
17.5	12.6	9.8	10.7	7.2
4.8	3.7	3.2	4.2	3.3
3.2	4.6	6.4	6.1	6.0
2.7	3.7	4.9	5.1	6.9
-2.1	-2.9	-3.1	-2.6	-0.8

Receivables Outstanding (Non-Consolidated)

	Millions of yen					
	2003/3		2004/3		2005/3	
		yoy %		yoy %		yoy %
Receivables Outstanding	1,847,259	2.1	1,772,706	-4.0	1,720,641	-2.9
Loan Business	1,652,890	2.2	1,612,799	-2.4	1,601,773	-0.7
Unsecured Loans	1,582,751	2.2	1,548,616	-2.2	1,545,493	-0.2
Consumers	1,582,125	2.2	1,548,274	-2.1	1,545,295	-0.2
Commercials	625	-40.1	341	-45.4	197	-42.3
Secured Loans	70,139	3.2	64,183	-8.5	56,280	-12.3
Real Estate Card Loan	56,852	6.2	52,781	-7.2	47,135	-10.7
Credit Card Business	41,166	30.8	45,973	11.7	48,853	6.3
ACOM MasterCard®	41,114	31.0	45,941	11.7	48,833	6.3
Installment Sales Finance Business	153,203	-5.0	113,934	-25.6	70,014	-38.5
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	524	2.3	527	0.6	535	1.5
<Reference>						
Guaranteed Receivable	57,926	—	100,971	74.3	137,261	35.9

Number of Customer Accounts (Non-Consolidated)

	2003/3		2004/3		2005/3	
		yoy %		yoy %		yoy %
Loan Business *1	3,032,330	-0.1	2,954,073	-2.6	2,902,916	-1.7
Unsecured Loans	3,017,837	-0.1	2,940,345	-2.6	2,890,353	-1.7
Consumers	3,017,176	-0.1	2,939,945	-2.6	2,890,120	-1.7
Commercials	661	-24.2	400	-39.5	233	-41.8
Secured Loans	14,493	4.1	13,728	-5.3	12,563	-8.5
Credit Card Business *2	1,015,127	0.3	1,064,699	4.9	1,192,175	12.0
ACOM MasterCard®	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0
Installment Sales Finance Business *3	479,182	-1.5	387,261	-19.2	284,782	-26.5

Notes: 1. Loan Business: Number of customer accounts with outstanding balance
2. Credit Card Business: Number of cardholders
3. Installment Sales Finance Business: Number of contracts with receivables outstanding

2006/3								2007/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
84,943	-5.3	168,888	-4.1	247,630	-4.0	330,385	-2.8	346,500	4.9
84,816	-5.3	168,600	-4.1	247,198	-4.0	329,814	-2.9	346,000	4.9
84,816	-5.3	168,600	-4.1	247,198	-4.0	329,814	-2.9	346,000	4.9
0	—	0	—	0	—	0	—	0	—
127	24.5	288	24.1	432	31.3	571	22.5	500	-12.4

2006/3								2007/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
1,835	50	1,901	116	1,938	153	2,003	218	2,148	145
310	-14	299	-25	288	-36	277	-47	266	-11
1,525	64	1,602	141	1,650	189	1,726	265	1,882	156
73	35	111	73	138	100	194	156	298	104

2006/3								2007/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
1,832	50	1,898	116	1,939	157	2,007	225	2,151	144
1,833	50	1,899	116	1,940	157	2,008	225	2,152	144
73	35	111	73	142	104	201	163	305	104

2006/3								2007/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
81,020	-716	81,493	-243	81,923	187	83,868	2,132	—	—
1,905	14	1,932	41	1,941	50	1,952	61	2,033	81
1,904	16	1,931	43	1,940	52	1,951	63	—	—
1,680	18	1,705	43	1,716	54	1,727	65	—	—
79,115	-730	79,561	-284	79,982	137	81,916	2,071	—	—
8,746	62	8,814	130	8,883	199	8,903	219	—	—

Employees (Non-Consolidated)

	2003/3		2004/3		2005/3	
		yoy		yoy		yoy
Number of Employees *1	4,405	39	4,238	-167	4,096	-142
Head Office	869	113	932	63	925	-7
Credit Supervision Related	302	61	345	43	336	-9
Financial Service Business Division	3,536	-74	3,306	-230	3,171	-135
Contact Center	1,059	724	943	-116	887	-56
Credit Card / Installment Business Dept.	228	-3	346	118	317	-29
Guarantee Business Dept.	—	—	—	—	48	48

Note: 1. The number of employees as of March 2003 is adjusted based on new organization as of June 2003.

Average Loan Yield (Non-Consolidated)

	%					
	2001/3		2002/3		2003/3	
		yoy p.p.		yoy p.p.		yoy p.p.
Average Yield *1	24.08	-0.78	23.80	-0.28	23.47	-0.33
Unsecured Loans	24.75	-0.95	24.32	-0.43	23.96	-0.36
Consumers	24.76	-0.94	24.32	-0.44	23.96	-0.36
Commercials	22.88	-1.20	21.59	-1.29	20.04	-1.55
Secured Loans	11.33	0.13	12.13	0.80	12.15	0.02

Note: 1. Average yield = Interest on loans receivable / Term average of receivables outstanding at the beginning of the year

Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (Non-Consolidated)

	Millions of yen					
	2003/3		2004/3		2005/3	
	Receivables Outstanding					
Effective Annual Interest Rate		C.R.(%)		C.R.(%)		C.R.(%)
Loans Receivable Outstanding	1,582,125	100.0	1,548,274	100.0	1,545,295	100.0
28.470% and Higher	49,475	3.1	39,701	2.5	31,483	2.1
27.375%	639,356	40.4	642,084	41.5	652,293	42.2
25.000% - 26.500%	345,529	21.9	338,972	21.9	343,838	22.3
20.000% - 24.820%	332,760	21.0	312,491	20.2	304,686	19.7
18.250% - 19.000%	96,294	6.1	87,939	5.7	79,546	5.1
15.000% - 18.000%	99,223	6.3	92,256	6.0	91,183	5.9
Less than 15.000%	19,485	1.2	34,827	2.2	42,263	2.7

Millions of yen									
2006/3								2007/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
1,716,806	-2.5	1,712,174	-2.3	1,694,425	-2.2	1,689,598	-1.8	1,685,800	-0.2
1,603,842	-0.5	1,606,799	-0.5	1,593,832	-0.6	1,596,276	-0.3	1,597,600	0.1
1,548,745	-0.1	1,551,716	-0.2	1,539,522	-0.4	1,542,256	-0.2	1,546,000	0.2
1,548,565	-0.1	1,551,549	-0.1	1,539,372	-0.4	1,542,121	-0.2	1,545,900	0.2
179	-40.5	167	-38.0	149	-37.2	134	-31.5	100	-25.9
55,097	-10.8	55,083	-8.4	54,310	-5.9	54,020	-4.0	51,600	-4.5
—	—	—	—	—	—	46,210	-2.0	—	—
48,836	3.8	48,591	0.5	48,753	-0.4	47,551	-2.7	49,200	3.5
48,822	3.8	48,579	0.5	48,739	-0.4	47,537	-2.7	49,200	3.5
64,128	-37.3	56,783	-36.4	51,840	-35.3	45,769	-34.6	39,000	-14.8
537	1.5	539	1.3	539	1.3	542	1.3	553	2.0
144,558	30.8	151,684	25.0	156,903	21.5	163,782	19.3	305,600	86.6

2006/3								2007/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
2,894,869	-1.6	2,888,690	-1.5	2,870,024	-1.5	2,859,176	-1.5	2,807,200	-1.8
2,882,435	-1.6	2,876,210	-1.5	2,857,629	-1.5	2,846,796	-1.5	2,795,300	-1.8
2,882,229	-1.5	2,876,016	-1.5	2,857,465	-1.5	2,846,643	-1.5	2,795,200	-1.8
206	-41.1	194	-37.2	164	-40.6	153	-34.3	100	-34.6
12,434	-6.8	12,480	-4.8	12,395	-2.9	12,380	-1.5	11,900	-3.9
1,203,378	12.7	1,221,052	2.6	1,234,763	3.2	1,253,800	5.2	1,351,500	7.8
1,203,179	12.7	1,220,853	2.6	1,234,566	3.2	1,253,603	5.2	1,351,300	7.8
265,708	-26.2	244,575	-26.4	226,289	-26.8	205,783	-27.7	205,900	0.1

Number of New Loan Customers (Non-Consolidated)

	2003/3		2004/3		2005/3	
		yoy %		yoy %		yoy %
Number of New Loan Customers	408,146	-8.0	359,311	-12.0	340,033	-5.4
Unsecured Loans	406,693	-8.0	358,570	-11.8	339,567	-5.3
Consumers	406,685	-8.0	358,570	-11.8	339,567	-5.3
Commercials	8	-57.9	0	-100.0	0	—
Secured Loans	1,453	7.3	741	-49.0	466	-37.1

Number of Loan Business Outlets (Non-Consolidated)

	2003/3		2004/3		2005/3	
		yoy		yoy		yoy
Number of Loan Business Outlets	1,716	-45	1,699	-17	1,785	86
Staffed	468	-53	381	-87	324	-57
Unstaffed	1,248	8	1,318	70	1,461	143
QUICK MUJIN Machine	—	—	—	—	38	38

MUJINKUN (Non-Consolidated)

	2003/3		2004/3		2005/3	
		yoy		yoy		yoy
Number of MUJINKUN Outlets	1,705	-44	1,691	-14	1,782	91
Number of MUJINKUN Machine	1,706	-45	1,692	-14	1,783	91
QUICK MUJIN Machine	—	—	—	—	38	38

Cash Dispensers and ATMs (Non-Consolidated)

	2003/3		2004/3		2005/3	
		yoy		yoy		yoy
Number of Cash Dispensers and ATMs	69,215	19,438	76,282	7,067	81,736	5,454
Proprietary	2,026	-42	1,961	-65	1,891	-70
Open 365 Days/Year	2,020	-39	1,957	-63	1,888	-69
Open 24 Hours/Day	1,749	-24	1,705	-44	1,662	-43
Tie-up	67,189	19,480	74,321	7,132	79,845	5,524
Others *1	7,621	10	8,424	803	8,684	260

Note: 1. "Others" indicates receipt of payment by convenience stores under an agency agreement.

2006/3								2007/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
4,129	33	4,067	-29	4,004	-92	3,911	-185	3,772	-139
930	5	925	0	939	14	937	12	994	57
343	7	338	2	347	11	346	10	361	15
3,199	28	3,142	-29	3,065	-106	2,974	-197	2,778	-196
895	8	962	75	973	86	964	77	—	—
310	-7	305	-12	293	-24	281	-36	260	-21
52	4	53	5	55	7	59	11	110	51

%							
2004/3		2005/3		2006/3		2007/3(E)	
	yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
23.23	-0.24	23.13	-0.10	22.94	-0.19	22.25	-0.69
23.72	-0.24	23.55	-0.17	23.32	-0.23	22.60	-0.72
23.72	-0.24	23.55	-0.17	23.32	-0.23	22.60	-0.72
18.96	-1.08	17.12	-1.84	16.63	-0.49	12.03	-4.60
12.16	0.01	12.27	0.11	12.38	0.11	12.21	-0.17

Millions of yen									
2006/3								2007/3(E)	
Receivables Outstanding									
1st quarter	C.R.(%)	2nd quarter	C.R.(%)	3rd quarter	C.R.(%)	4th quarter full term	C.R.(%)		C.R.(%)
1,548,565	100.0	1,551,549	100.0	1,539,372	100.0	1,542,121	100.0	1,545,900	100.0
29,804	1.9	28,331	1.8	26,767	1.7	25,418	1.6	14,000	0.9
645,180	41.7	642,272	41.4	632,361	41.1	623,676	40.4	532,900	34.5
346,281	22.4	346,465	22.3	341,621	22.2	338,043	21.9	315,300	20.4
308,868	19.9	311,909	20.1	311,174	20.2	314,393	20.4	298,000	19.3
77,374	5.0	75,824	4.9	73,717	4.8	73,732	4.8	73,200	4.7
92,117	5.9	94,872	6.1	96,444	6.3	104,125	6.8	246,700	16.0
48,938	3.2	51,872	3.4	57,284	3.7	62,731	4.1	65,800	4.2

Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (Non-Consolidated)

	Millions of yen					
	2003/3		2004/3		2005/3	
	Receivables Outstanding					
Classified Receivable Outstanding (Thousands of Yen)		C.R. (%)		C.R. (%)		C.R. (%)
≦100	20,603	1.3	20,278	1.3	19,936	1.3
100< ≦300	125,037	7.9	124,248	8.0	116,143	7.5
300< ≦500	631,290	39.9	599,785	38.7	599,363	38.8
500< ≦1,000	326,476	20.6	307,933	20.0	295,102	19.1
1,000<	478,716	30.3	496,029	32.0	514,749	33.3
Total	1,582,125	100.0	1,548,274	100.0	1,545,295	100.0

Number of New Customers by Annual Income [Unsecured Loans] (Non-Consolidated)

	2002/3			2003/3		
	Number of Accounts		Initial Average Lending Amount	Number of Accounts		Initial Average Lending Amount
Annual Income (Millions of Yen)		C.R. (%)	Thousands of yen		C.R. (%)	Thousands of yen
≦2	101,134	22.9	133	96,455	23.7	136
2< ≦5	276,288	62.5	158	255,555	62.9	161
5< ≦7	42,720	9.6	204	36,465	8.9	204
7< ≦10	18,054	4.1	227	15,014	3.7	225
10<	3,969	0.9	246	3,196	0.8	239
Total	442,165	100.0	161	406,685	100.0	162

Composition Ratio of Customer Accounts by Age [Unsecured Loans] (Non-Consolidated)

	%			
	2001/3		2002/3	
	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account
Under 29	27.2	22.1	26.3	22.9
Age 30 - 39	27.4	26.8	28.1	27.3
Age 40 - 49	21.2	22.4	20.7	21.7
Age 50 - 59	17.4	19.8	17.7	19.6
Over 60	6.8	8.9	7.2	8.5
Total	100.0	100.0	100.0	100.0

Millions of yen									
2006/3								2007/3(E)	
Receivables Outstanding									
1st quarter	C.R. (%)	2nd quarter	C.R. (%)	3rd quarter	C.R. (%)	4th quarter full term	C.R. (%)		C.R. (%)
19,886	1.3	20,019	1.3	19,821	1.3	20,000	1.3	20,000	1.3
114,984	7.4	114,092	7.4	111,640	7.2	110,773	7.2	109,500	7.1
599,356	38.7	598,441	38.6	592,406	38.5	591,294	38.4	589,200	38.1
288,916	18.7	286,293	18.4	281,774	18.3	278,185	18.0	277,400	17.9
525,422	33.9	532,701	34.3	533,728	34.7	541,866	35.1	549,800	35.6
1,548,565	100.0	1,551,549	100.0	1,539,372	100.0	1,542,121	100.0	1,545,900	100.0

2004/3			2005/3			2006/3		
Number of Accounts		Initial Average Lending Amount	Number of Accounts		Initial Average Lending Amount	Number of Accounts		Initial Average Lending Amount
	C.R. (%)	Thousands of yen		C.R. (%)	Thousands of yen		C.R. (%)	Thousands of yen
86,242	24.1	123	83,370	24.5	134	82,914	25.1	139
227,416	63.4	151	214,180	63.1	158	207,675	63.0	158
30,252	8.4	193	28,065	8.3	199	26,279	8.0	192
12,214	3.4	217	11,712	3.4	230	10,746	3.2	220
2,446	0.7	229	2,240	0.7	247	2,200	0.7	243
358,570	100.0	151	339,567	100.0	158	329,814	100.0	159

%							
2003/3		2004/3		2005/3		2006/3	
Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account
25.3	21.8	24.2	21.6	23.1	21.6	22.1	22.5
28.7	28.0	29.3	28.5	29.5	28.7	29.3	28.1
20.5	21.7	20.5	21.5	20.7	21.3	20.9	21.6
17.9	19.7	18.0	19.3	18.3	19.0	18.9	18.7
7.6	8.8	8.0	9.1	8.4	9.4	8.8	9.1
100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (Non-Consolidated)

	%			
	2001/3		2002/3	
	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account
Male	73.2	70.7	73.3	70.0
Female	26.8	29.3	26.7	30.0

Bad Debt Write-offs (Non-Consolidated)

	Millions of yen					
	2003/3		2004/3		2005/3	
		yoy %		yoy %		yoy %
Bad Debt Write-offs	81,608	50.4	112,598	38.0	108,446	-3.7
Loans Receivable	75,428	47.9	103,093	36.7	97,166	-5.7
Unsecured Loans	75,039	50.9	100,781	34.3	96,415	-4.3
Secured Loans	388	-69.9	2,312	494.8	750	-67.5
ACOM MasterCard®	3,344	89.2	4,745	41.9	4,394	-7.4
Installment Sales Finance	2,457	66.6	2,890	17.6	3,095	7.1
Guarantee	306	—	1,860	506.1	3,785	103.5
Average Amount of Bad Debt Write-offs per Account for Unsecured Loans (Thousands of yen)	363	9.3	395	8.8	408	3.3
<Reference> Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	524	—	527	0.6	535	1.5

Ratio of Bad Debt Write-offs (Non-Consolidated) *1, 2

	%					
	2003/3		2004/3		2005/3	
		yoy p.p.		yoy p.p.		yoy p.p.
Loans Receivable	4.56	(1.41)	6.38	(1.82)	6.05	(-0.33)
Unsecured Loans	4.74	(1.53)	6.50	(1.76)	6.23	(-0.27)
Secured Loans	0.54	(-1.30)	3.55	(3.01)	1.31	(-2.24)
ACOM MasterCard®	8.13	(2.50)	10.32	(2.19)	8.98	(-1.34)
Installment Sales Finance	1.60	(0.69)	2.54	(0.94)	4.39	(1.85)
<Reference> Guarantee	0.52	(0.39)	1.80	(1.28)	2.68	(0.88)

Notes: 1. Ratio of bad debt write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard® = Bad Debt Write-offs of ACOM MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Guarantee = Bad Debt Write-offs of Guarantee / (Guaranteed Receivables plus Payments in Subrogation)
2. Figures in brackets indicate year-on-year change in percentage points.

%							
2003/3		2004/3		2005/3		2006/3	
Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account	Existing Accounts	Write-offs Account
73.3	69.2	73.4	69.0	73.5	69.5	73.3	69.8
26.7	30.8	26.6	31.0	26.5	30.5	26.7	30.2

Millions of yen									
2006/3								2007/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
25,503	-8.5	51,819	-4.2	79,963	-2.3	107,239	-1.1	112,500	4.9
22,708	-9.2	46,204	-4.7	71,412	-2.7	95,826	-1.4	98,600	2.9
22,594	-9.0	45,892	-4.6	70,857	-2.7	95,053	-1.4	97,800	2.9
113	-34.8	312	-22.4	554	-5.3	772	2.9	800	3.6
1,002	-14.6	1,961	-13.9	2,933	-13.0	3,905	-11.1	4,000	2.4
595	-31.8	1,144	-28.9	1,680	-28.4	2,088	-32.5	1,700	-18.6
1,196	44.3	2,507	44.4	3,936	43.4	5,409	42.9	8,200	51.6
—	—	424	4.2	—	—	425	4.2	—	—
537	1.5	539	1.3	539	1.3	542	1.3	553	2.0

%									
2006/3								2007/3(E)	
1st quarter	yoy p.p.	2nd quarter	yoy p.p.	3rd quarter	yoy p.p.	4th quarter full term	yoy p.p.		yoy p.p.
1.41	(-0.14)	2.87	(-0.13)	4.47	(-0.10)	5.99	(-0.06)	6.16	(0.17)
1.46	(-0.14)	2.95	(-0.14)	4.60	(-0.11)	6.15	(-0.08)	6.32	(0.17)
0.20	(-0.08)	0.56	(-0.10)	1.01	(0.01)	1.41	(0.10)	1.53	(0.12)
2.05	(-0.44)	4.03	(-0.67)	6.01	(-0.88)	8.20	(-0.78)	8.11	(-0.09)
0.92	(0.07)	2.00	(0.20)	3.22	(0.29)	4.53	(0.14)	4.32	(-0.21)
0.80	(0.07)	1.60	(0.21)	2.42	(0.35)	3.18	(0.50)	2.60	(-0.58)

Bad Debts (Non-Consolidated)

	Millions of yen					
	2002/3		2003/3		2004/3	
		%		%		%
Total Amount of Bad Debts	43,691	2.70	60,491	3.65	79,754	4.93
Loans to Borrowers in Bankruptcy or Under Reorganization	7,204	0.45	9,227	0.56	9,280	0.57
Applications for Bankruptcy are Proceeded	3,292	0.20	3,540	0.21	2,951	0.18
Applications for the Civil Rehabilitation are Proceeded	1,659	0.10	2,853	0.17	3,633	0.22
Applications for the Civil Rehabilitation are Determined	131	0.01	815	0.05	1,775	0.11
Loans in Arrears	20,972	1.30	31,128	1.88	36,632	2.27
Loans Past Due for Three Months or More	497	0.03	1,036	0.06	1,638	0.10
Restructured Loans	15,016	0.93	19,099	1.15	32,204	1.99

Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (Non-Consolidated)

	Millions of yen					
	2002/3		2003/3		2004/3	
		%		%		%
11 days ≦ < 3 months	13,605	0.84	18,971	1.15	19,475	1.21
31 days ≦ < 3 months	7,468	0.46	9,761	0.59	11,076	0.69
11 days ≦ < 31 days	6,136	0.38	9,210	0.56	8,399	0.52

Allowance for Bad Debts (Non-Consolidated)

	Millions of yen					
	2002/3		2003/3		2004/3	
		yoy %		yoy %		yoy %
Allowance for Bad Debts	77,700	25.5	107,700	38.6	129,400	20.1
Ratio of Allowance for Bad Debts (%) *1	4.36	—	5.91	—	7.37	—
General Allowance for Bad Debts	—	—	67,127	—	82,898	—
Unsecured Consumer Loans	—	—	59,980	—	74,888	—
Specific Allowance for Bad Debts	—	—	40,184	—	44,929	—
Additional Allowance for Bad Debts	15,800	107.9	30,000	89.9	21,700	-27.7
Allowance for Loss on Debt Guarantees	12	—	474	—	1,865	293.5
Additional Allowance	12	—	461	—	1,391	201.7

Note: 1.

$$\text{Ratio of allowance for bad debts (\%)} = \frac{\text{Allowance for bad debts}}{\text{Loans receivable outstanding at the fiscal year-end plus Installment receivables (excluding deferred income on installment sales finance)}} \times 100$$

Allowance for Loss on Interest Repayments (Non-Consolidated)

	Millions of yen					
	2002/3		2003/3		2004/3	
		yoy %		yoy %		yoy %
Allowance for Loss on Interest Repayments	—	—	—	—	—	—
Additional Allowance for Loss on Interest Repayments	—	—	—	—	—	—

Millions of yen									
2005/3		2006/3							
	%	1st quarter	%	2nd quarter	%	3rd quarter	%	4th quarter full term	%
81,210	5.06	87,698	5.46	91,438	5.68	94,483	5.92	109,573	6.85
8,377	0.52	8,232	0.51	7,924	0.49	7,595	0.48	7,000	0.44
2,026	0.13	1,759	0.11	1,691	0.11	1,630	0.10	1,307	0.08
3,176	0.20	3,128	0.19	2,984	0.19	2,910	0.18	2,716	0.17
2,328	0.15	2,499	0.16	2,491	0.15	2,415	0.15	2,358	0.15
35,310	2.20	33,978	2.11	35,943	2.23	32,535	2.04	46,709	2.92
1,345	0.08	2,295	0.14	2,066	0.13	3,848	0.24	1,110	0.07
36,177	2.25	43,191	2.69	45,504	2.83	50,503	3.16	54,752	3.42

Millions of yen									
2005/3		2006/3							
	%	1st quarter	%	2nd quarter	%	3rd quarter	%	4th quarter full term	%
17,239	1.07	21,075	1.31	22,587	1.40	21,145	1.32	12,968	0.81
9,902	0.62	11,777	0.73	11,557	0.72	12,976	0.81	7,289	0.46
7,337	0.46	9,298	0.58	11,030	0.69	8,168	0.51	5,679	0.36

Millions of yen											
2005/3		2006/3								2007/3(E)	
	yoy %	1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
122,400	-5.4	116,500	-10.9	117,000	-5.4	118,600	-4.2	122,700	0.2	117,600	-4.2
7.15	—	6.82	—	6.86	—	7.02	—	7.26	—	6.99	—
76,870	—	72,436	-15.7	71,207	-8.7	77,062	-4.4	66,810	-13.1	69,100	—
69,348	—	65,264	-16.1	64,375	-8.0	70,396	-3.1	61,187	-11.8	63,600	—
43,657	—	42,349	-1.3	44,129	0.7	39,799	-3.4	54,276	24.3	46,800	—
-7,000	-132.3	-5,900	-553.8	-5,400	5.3	-3,800	32.1	300	104.3	-5,100	—
2,880	54.4	2,960	36.5	2,990	17.7	3,140	14.6	3,330	15.6	5,830	75.1
1,015	-27.0	80	-73.7	110	-83.7	260	-70.3	450	-55.7	2,500	455.6

Millions of yen											
2005/3		2006/3								2007/3(E)	
	yoy %	1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
—	—	—	—	—	—	—	—	23,700	—	23,700	—
—	—	—	—	—	—	—	—	23,700	—	—	—

Funds Procurement (Non-Consolidated)

	Millions of yen					
	2001/3		2002/3		2003/3	
		C.R.(%)		C.R.(%)		C.R.(%)
Borrowings	1,283,167	100.0	1,417,966	100.0	1,384,848	100.0
Indirect	971,367	75.7	1,035,186	73.0	1,053,068	76.0
City Banks	28,798	2.3	37,017	2.6	35,065	2.5
Regional Banks	47,576	3.7	56,634	4.0	58,300	4.2
Long-term Credit Banks	67,638	5.3	85,608	6.0	93,880	6.8
Trust Banks	457,598	35.7	433,001	30.5	409,257	29.6
Foreign Banks	17,000	1.3	46,000	3.3	63,000	4.5
Life Insurance Companies	270,883	21.1	268,215	18.9	263,779	19.0
Non-Life Insurance Companies	55,711	4.3	51,434	3.6	50,043	3.6
Others	26,163	2.0	57,277	4.1	79,744	5.8
Direct	311,800	24.3	382,780	27.0	331,780	24.0
Straight Bonds	245,000	19.1	295,000	20.8	295,000	21.3
Convertible Bonds	50,000	3.9	50,000	3.5	—	0.0
Commercial Paper	12,000	0.9	10,000	0.7	10,000	0.7
Securitization of Installment Sales Finance Receivable	4,800	0.4	3,900	0.3	2,900	0.2
Others	—	—	23,880	1.7	23,880	1.7
Short-term	19,188	1.5	13,562	1.0	16,400	1.2
Long-term	1,263,980	98.5	1,404,403	99.0	1,368,448	98.8
Fixed	978,647	76.3	1,154,619	81.4	1,171,837	84.6
Interest Rate Swaps (Notional)	88,577	6.9	96,648	6.8	142,310	10.3
Interest Cap (Notional)	110,000	8.6	117,000	8.3	117,000	8.4
Average Interest Rate on Funds Procured During the Year (%) *1	2.37	—	2.13	—	2.10	—
Average Nominal Interest Rate on Funds Procured During the Year *2	2.17	—	1.88	—	1.85	—
Floating Interest Rate	2.20	—	1.77	—	1.89	—
Fixed Interest Rate	2.38	—	2.21	—	2.14	—
Short-term	1.21	—	1.07	—	0.56	—
Long-term	2.43	—	2.19	—	2.11	—
Direct	1.76	—	1.88	—	1.86	—
Indirect	2.52	—	2.21	—	2.18	—
<Reference>						
Term Average of Long-term Prime Rate	2.17	—	1.80	—	1.79	—

Notes: 1. From the interim accounting period ended September 30, 2001, average interest rate on funds procured during the year include bond issue expenses.
2. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

Millions of yen

2004/3		2005/3		2006/3			2007/3(E)		
	C.R.(%)		C.R.(%)		yoy %	C.R.(%)		yoy %	C.R.(%)
1,260,090	100.0	1,028,722	100.0	945,208	-8.1	100.0	885,000	-6.4	100.0
951,210	75.5	719,842	70.0	614,288	-14.7	65.0	557,000	-9.3	62.9
35,386	2.8	21,430	2.1	24,487	14.3	2.6	—	—	—
51,147	4.1	32,791	3.2	19,330	-41.1	2.0	—	—	—
76,968	6.1	53,979	5.2	41,049	-24.0	4.3	—	—	—
403,081	32.0	337,951	32.9	290,093	-14.2	30.7	—	—	—
37,500	3.0	6,500	0.6	6,500	—	0.7	—	—	—
245,773	19.5	189,090	18.4	152,749	-19.2	16.2	—	—	—
44,723	3.5	29,439	2.9	21,659	-26.4	2.3	—	—	—
56,632	4.5	48,662	4.7	58,421	20.1	6.2	—	—	—
308,880	24.5	308,880	30.0	330,920	7.1	35.0	328,000	-0.9	37.1
285,000	22.6	265,000	25.8	265,000	—	28.0	—	—	—
—	—	—	—	—	—	—	—	—	—
—	—	20,000	1.9	50,000	150.0	5.3	—	—	—
—	—	—	—	—	—	—	—	—	—
23,880	1.9	23,880	2.3	15,920	-33.3	1.7	—	—	—
11,500	0.9	22,500	2.2	51,000	126.7	5.4	51,000	—	5.8
1,248,590	99.1	1,006,222	97.8	894,208	-11.1	94.6	834,000	-6.7	94.2
1,093,395	86.8	900,468	87.5	805,086	-10.6	85.2	770,000	-4.4	87.0
188,321	14.9	161,712	15.7	207,053	28.0	21.9	—	—	—
82,000	6.5	82,000	8.0	7,000	-91.5	0.7	—	—	—
1.96	—	1.92	—	1.84	—	—	2.13	—	—
1.67	—	1.61	—	1.47	—	—	1.76	—	—
1.55	—	1.66	—	1.33	—	—	2.13	—	—
2.04	—	1.96	—	1.69	—	—	1.93	—	—
0.64	—	0.80	—	0.19	—	—	0.70	—	—
1.96	—	1.92	—	1.90	—	—	2.21	—	—
1.82	—	1.80	—	1.64	—	—	1.67	—	—
2.00	—	1.97	—	1.94	—	—	2.39	—	—
1.58	—	1.69	—	1.76	—	—	—	—	—

Investor Information

As of March 31, 2006

1. Stock Index and Trading Volume


Index
Thousands of Shares
120
100
80
60
40
20
25,000
20,000
15,000
10,000
5,000
0
'01/4
'01/10
'02/4
'02/10
'03/4
'03/10
'04/4
'04/10
'05/4
'05/10
'06/4
—ACOM Share Price — TOPIX ▯ACOM Trading Volume per Month (right)

2. Principal Shareholders

Name	Number of shares held	% of ownership of voting right
Maruito Shokusan Co., Ltd.	27,346,755	17.40
Mitsubishi UFJ Financial Group, Inc.	20,732,340	13.19
Maruito Co., Ltd.	12,553,343	7.99
Kinoshita Memorial Foundation	9,219,232	5.87
Hero & Co.*	7,361,121	4.68
Maruito Shoten Co., Ltd.	3,873,320	2.46
Japan Trustee Services Bank, Ltd. (Trust Accounts)	3,445,340	2.19
Kyosuke Kinoshita	3,240,321	2.06
Katsuhiro Kinoshita	3,230,368	2.06
Shigeyoshi Kinoshita	3,220,164	2.05

*Hero & Co. is a nominee of The Bank of New York, which is a depositary and transfer agent for American Depositary Receipts (ADR).

3. Breakdown of Shareholders


Japanese Individuals and Other 15.85%
Japanese Financial Institutions and Insurance Companies 13.67%
Japanese Securities Companies 0.35%
Foreign Corporation and Individuals 22.03%
Other Japanese Corporations 48.10%

4. ADR (American Depositary Receipts) Information

Type: Sponsored Level-1 Program

ADR Ratio: 4ADRs : 1 Ordinary Share

Symbol: ACMUY

CUSIP: 004845202

Market: The U.S. Market for OTC (Over-the-Counter)

Depositary Bank: The Bank of New York
101 Barclay Street, 22W, NEW YORK,
NY 10286, U.S.A.
TEL: 1-212-815-2042
Toll-free number from the United States
888-269-2377 (888-BNY-ADRS)
URL:http://www.adrbny.com

5. Other Data

Transfer Agent:
Mitsubishi UFJ Trust and Banking Corporation

Stock Listing:
First Section of Tokyo Stock Exchange

General Shareholders' Meeting:
June 22, 2006

Shares and Shareholders:
Number of Stock Issued 159,628,280

Number of Shareholders:
12,242

Financial Section

Management's Discussion and Analysis

Operating Environment

Of the "three excesses"—excessive capital equipment, employment and debt— that have fettered the Japanese economy since the end of the "bubble" era, two—excessive capital equipment, and employment—have, after nearly 14 years, reversed into shortages in the manufacturing sector among large enterprises, and the outlook for a medium-to-long-term recovery has become stronger. In addition, wages are recovering in the wake of high corporate earnings, and personal consumption is also on a moderate upward trend. By contrast, business conditions surrounding the consumer finance industry are growing increasingly difficult, in the face of such factors as diversifying customer needs, an acceleration in the decline of the birthrate and the aging of the population, and intensified competition due to the entry of companies from other sectors. Moreover, along with a sudden increase in legal debt arrangements there has been an increase in interest repayments and bad-debt-related expenses and an allowance for loss on interest repayments, to prepare against the risk of future repayments of excess interest, all of which have put pressure on profits in the consumer finance industry.

Seeking to become a leading company in the consumer credit market by overcoming these difficult challenges, the ACOM Group continued pursuing strategies aimed at solidifying its business foundation, based on the main theme of upgrading the quality of credit, reinforcing our customer-drawing power, and building a more efficient sales system in our loan and installment sales finance business. In the loan business, we strengthened our alliance with our consolidated subsidiary DC Cash One Ltd. (hereinafter DC Cash One), as part of a two-brand strategy focusing on ACOM and DC Cash One. In the credit card and loan servicing businesses, we promoted a policy of cultivating a set of customers different from that of our loan business. In the guarantee business, we formed new alliances with three regional banks, and DC Cash One began providing guarantee services for the Super IC Card "Tokyo-Mitsubishi UFJ-VISA", issued by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (hereinafter The Bank of Tokyo-Mitsubishi UFJ). Overseas, on top of actively expanding existing operations, we developed activities centering on supporting operations in Taiwan and promoting research of the Chinese market, among other things.

Trends in the TANKAN Survey (Quarterly)

Production Capacity D.I. (Overall Industry) *Employment Conditions D.I. (Overall Industry)*


(% point)
40.0
30.0
20.0
10.0
0
-10.0
'99/3 '00/3 '01/3 '02/3 '03/3 '04/3 '05/3 '06/3
"Excessive"
"Insufficient"
Large Enterprises
Medium-Sized Enterprises
Small Enterprises

Review and Analysis of Consolidated Results

Overall Performance

In fiscal 2005, as a result of strengthening our business base, consolidated operating income amounted to ¥445.4 billion, up 2.6% from the previous year. This increase stemmed mainly from the transformation of DC Cash One into a consolidated subsidiary (contributing ¥11.3 billion to the loan business segment in fiscal 2005); continued high-level business expansion of EASY BUY Public Company Limited (hereinafter EASY BUY), our consolidated subsidiary in Thailand (¥6.7 billion); and growth in the business of IR Loan Servicing, Inc. (¥5.3 billion).

Consolidated operating profit declined 23.5%, to ¥110.3 billion. Although financial expenses declined ¥1.8 billion, or 8.1% from the previous year owing to the generally low interest rate environment for fund procurement, the increase in legal debt arrangements in the domestic loan business prompted the Group to set aside a ¥23.7 billion allowance for loss on interest repayments, to prepare against the risk of future repayments of excess interest charged. This placed significant pressure on earnings.

Total other income, net, amounted to a ¥1.6 billion profit surplus, representing a ¥5.6 billion improvement compared with the previous fiscal year. However, these improvements failed to compensate for the fall in operating profit with income before income taxes falling 20.2% from the previous year, to ¥112.0 billion, and net income falling 19.5% from the previous year, to ¥65.5billion, resulting in two-digit decline in profits despite a rise in income, compared to the previous year.

On a non-consolidated basis, the mainstay loan business posted a sluggish performance, with operating income slipping 1.5% from the previous year, to ¥396.6 billion. Similar to the consolidated results, earnings were affected by the allowance for loss on interest repayments, with operating profit, income before income taxes and net income falling to ¥106.1 billion (down 24.3%), ¥107.2 billion (down 22.9%), ¥64.1 billion (down 22.7%) respectively.

Results by Segment

I

Operating Income and Outstanding Balance

Loan Business

Operating income from our core loan business rose 2.4% over the previous fiscal year, to ¥396.4 billion. Loans receivable at fiscal year-end amounted to ¥1,703.1 billion, up 1.4% from a year earlier. On a non-consolidated basis, however, operating income slipped 1.3% from the previous year, to ¥374.2 billion, and loans receivable were ¥1,596.2 billion, down 0.3% compared to the end of the previous period. For the year, the average loan yield for unsecured loans extended by the parent company was 23.32%, down 23 basis points from the previous period, reflecting our increasing adoption of interest incentives for high-quality customers.

During the year, we pursued a two-brand strategy focusing on ACOM and DC Cash One. Concretely, we set up dedicated DC Cash One service counters at 117 of ACOM's staffed outlets around Japan, and also began accepting new DC Cash One loan applications via our QUICK MUJIN automatic loan application machines in August 2005. In conjunction with the expansion of service counters, we sought to further enhance convenience for customers, including by expanding our ATM network in alliance with financial institutions. As a result, operations of DC Cash One's loan business expanded greatly with the balance of loan receivables outstanding rising 25.1%, to ¥74.1 billion at fiscal year-end, the number of customers growing 14.7%, to 172 thousand, and the average balance of loans per account rising 9.1%, to ¥431 thousand.

Overseas, the number of unsecured loan customers of EASY BUY, our consolidated subsidiary in Thailand grew rapidly. EASY BUY was affected by the Bank of Thailand's capping of the maximum interest rate at 28% in July 2005. Nevertheless, there was broad expansion, with operating income from EASY BUY's loan business climbing 34.6% from the previous year, to ¥10.8 billion, and receivables outstanding surging 72.3%, to ¥29.5 billion at fiscal year-end.

Credit Card Business

In the credit card business, operating income grew 2.4% from the previous year, to ¥6.4 billion. The year-end installment receivables was down 2.6%, at ¥48.1 billion. During the year, we promoted issuance of ACOM MasterCard® via immediate card-issuing machines linked to our MUJINKUN network of automatic contract machines, and continued to pursue our strategy of tying up with strong merchants, forming alliance card agreements with two new partners. Consequently, the number of cardholders grew 5.2%, to 1,253 thousand at fiscal year-end.

Installment Sales Finance Business

In the installment sales finance business, operating income declined 10.7% from the previous year, to ¥14.8 billion, and the year-end installment receivables fell 34.6%, to ¥83.3 billion. EASY BUY, our consolidated subsidiary in Thailand, experienced remarkable growth, generating operating income of ¥6.7 billion in fiscal 2005, a 2.4-fold jump from the previous year. On the other hand, domestically, we aimed to improve the quality of credit, and in doing so made reviewing contracts with affiliated merchants who have experienced considerable declines in profitability a top priority, causing a decrease in the balance of receivables outstanding. Nevertheless, we are accelerating our search for new affiliated merchants, centering on retailers, and focusing on cross-selling with card alliance partners.

Guarantee Business

In this segment, we provided support to our guarantee business alliance partners and focused on expanding the scope of our operations, including by forming tie-ups with new partners, by cooperating with RELATES CO., LTD., a wholly owned subsidiary that commenced operations in March 2005.

In fiscal 2005, we commenced new guarantee business operations with The Joyo Bank, Ltd., The Gunma Bank, Ltd., and The Bank of Iwate, Ltd, and on a consolidated basis, the number of guarantee business partners came to 13, and the balance of guaranteed receivables rose to ¥89.8 billion, a 15.2% increase over the previous year-end. Segment operating income was down at ¥6.6 billion, declining ¥0.9 billion from the previous year. This was primarily because DC Cash One became a consolidated subsidiary and internal transactions with that company were subsequently eliminated in consolidation. In addition to the aforementioned 15.2% rise in the balance of guaranteed receivables, however, the parent company posted a 25.0% increase in operating income, to ¥9.4 billion. We can say therefore, that our business in this segment expanded in real terms, in fiscal 2005.

In fiscal 2006, we expect to increase our guarantee business partners by five or six centering on regional banks. We foresee real growth in DC Cash One's (our consolidated subsidiary) guarantee services for the Super IC Card, "Tokyo-Mitsubishi UFJ-VISA" issued by Bank of Tokyo-Mitsubishi UFJ, which were started in February 2006. By combining the strengths of the entire ACOM Group, we will undertake to broaden our business areas and solidify our earnings base.

Loan Servicing Business

Our loan servicing business posted a 61.1% rise from the previous year in operating income, to ¥14.1 billion, and a 71.7% jump from the previous year in the collection of purchased receivables, to ¥13.3 billion. In October 2005, the parent company acquired all of the outstanding shares of DC Servicer company, Ltd. (hereinafter DC Servicer), a wholly owned subsidiary of DC Card Co., Ltd., an equity-method affiliate of ACOM. We subsequently merged the operations of DC Servicer and IR Loan Servicing, Inc. (hereinafter IR Loan Servicing), a consolidated subsidiary of ACOM, undertaking to increase scale and improve efficiency of operations.

Other Businesses

Benefiting from the overall trend of economic recovery, operating income from the rental business rose 14.2% from the previous year, to ¥4.3 billion. By contrast, operating income from other businesses declined 27.2% from the previous year, to ¥2.5 billion.

Operating Income by Segment

	Millions of Yen		Change
	FY2005	FY2004	
Loan Business	396,485	387,348	2.4%
Credit Card Business	6,462	6,311	2.4%
Installment Sales Finance Business	14,839	16,622	(10.7%)
Guarantee Business	6,651	7,627	(12.8%)
Loan Servicing Business	14,117	8,762	61.1%
Rental Business	4,318	3,781	14.2%
Other Businesses	2,557	3,511	(27.2%)

Outstanding Balance at Year-End by Segment

	Millions of Yen		Change
	FY2005	FY2004	
Loan Business	1,703,172	1,680,184	1.4%
Credit Card Business	48,120	49,399	(2.6%)
Installment Sales Finance Business	83,335	127,378	(34.6%)
Loan Servicing Business	17,423	12,723	36.9%

2
Consolidated Operating Expenses

In fiscal 2005, consolidated operating expenses amounted to ¥335.0 billion, up 15.7% from the previous fiscal year. Within this total, financial expenses declined 8.1%, to ¥20.7 billion. While the fall in financial expenses stemmed partly from the low level of interest rates for the period, it was also due to a reduction in interest-bearing liabilities, centering on long-term liabilities, as well as the benefits of our financial strategy of increasing the ratio of direct borrowings—a low-cost, stable means of fund procurement. However, the provision of loss on interest repayments of ¥23.7 billion which accompanied an increase in legal debt arrangements in the domestic loan business, and an ¥8.6 billion (¥5.7 billion non-consolidated) increase in the sum of transfer to provision for bad debts and transfer to provision for loss on guaranteed receivables, among other things, put great pressure on profits. Factors influencing the increase in operating expenses included ¥13.3 billion in expenses reported by DC Cash One, which became a consolidated subsidiary in January 2005, and a ¥2.8 billion rise in cost of purchased receivables associated with the increase in collection of purchased receivables by IR Loan Servicing. As a result, consolidated operating expenses grew ¥45.4 billion from the previous year.

Breakdown of Consolidated Operating Expenses

	Millions of Yen		Change
	FY2005	FY2004	
Operating Expenses	335,039	289,604	45,434
Financial Expenses	20,711	22,534	(1,822)
Cost of Purchased Receivables	8,064	5,254	2,809
Cost of Sales	5,126	5,220	(93)
Other Operating Expenses	301,136	256,594	44,541
Advertising Expenses	19,014	15,278	3,736
Provision for Bad Debts	115,477	106,895	8,581
Provision for Loss on Guaranteed Receivables	1,647	1,558	89
Provision for Loss on Interest Repayments	23,700	—	23,700
Loss on Interest Repayments	13,528	—	13,528
Salary and Benefits	33,640	33,498	141
Cost of Retirement Benefits	3,223	3,243	(19)
Net Retirement Benefit Expenses	98	84	14
Welfare Expenses	4,223	4,083	140
Leases	13,747	13,813	(66)
Depreciation Expenses	4,446	4,842	(396)
Fees	32,125	28,510	3,615
Insurance Expenses	7,862	9,167	(1,305)
Repair Expenses	3,861	3,877	(15)
Communications Expenses	4,353	4,891	(537)
Taxes and Other Public Charges	7,251	7,782	(530)
Petty Expenses	1,010	8,711	(7,701)
Others	11,923	10,356	1,567

3
Other Income (Expenses)

Total other income, net, amounted to ¥1.6 billion, representing a ¥5.6 billion improvement compared with the previous fiscal year. Major factors included the absence of a ¥1.8 billion net loss in affiliates by the equity method, reported in the previous year due to the transformation of DC Cash One into a consolidated subsidiary; ¥0.7 billion net gain in affiliates by the equity method in the year under review owing to the inclusion of DC Card in the scope of equity-method application; and the absence of new stock issue expenses, loss on revaluation of investments in securities and net loss on sale of investments in securities incurred in the previous fiscal year; as well as a decline in impairment loss to ¥4 million from 1.3 billion last fiscal year.

Financial Condition

Balance Sheets

At the end of fiscal 2005, consolidated total assets stood at ¥2,106.6 billion, up ¥29.3 billion from the end of fiscal 2004. Shareholders' equity rose ¥63.9 billion, to ¥927.7 billion, and the shareholders' equity ratio improved 2.4 %, to 44.0%. The detailed breakdown of assets, liabilities and shareholders' equity is as per the following.

Assets

Total current assets declined ¥56.0 billion, though property and equipment was almost same. Investments and other assets grew ¥85.4 billion from the end of previous year. Within current assets, loans receivable rose ¥22.9 billion. However, notes and accounts receivable declined ¥45.4 billion, stemming from a fall in transaction volume in the installment sales finance business. Cash and cash equivalents were down ¥48.5 billion, due to repayments of interest-bearing liabilities, increase in investments in securities, and purchases of property and equipment. Within investments and other assets, investments in securities grew ¥86.3 billion, due to ACOM's purchase of a 15% equity stake in OMC Card, Inc. (hereinafter OMC Card)., in August and September 2005, in order to establish a friendly business relationship with that company.

Liabilities

Total liabilities declined ¥34.7 billion year-on-year, due to a ¥1.3 billion fall in current liabilities and a ¥33.4 billion drop in long-term liabilities. Within current liabilities, short-term loans at year end increased ¥45.5 billion, and there was also a ¥23.7 billion provision for loss on interest repayments. By contrast, current portion of long-term debt declined ¥57.2 billion compared with the end of the previous year. Within long-term liabilities, long-term debt declined ¥51.9 billion, but deferred tax liabilities rose ¥18.9 billion, due to net unrealized gains on other securities, among other things

Shareholders' Equity

Retained earnings rose ¥45.8 billion, and net unrealized gains on other securities were up ¥25.4 billion. Treasury stock increased ¥7.7 billion, to ¥18.5 billion.

Cash Flows

At March 31, 2006, cash and cash equivalents stood at ¥97.3 billion, down ¥48.5 billion from a year earlier. Details of cash flows for the year are given below.

Net cash provided by operating activities amounted to ¥100.2 billion, down ¥40.7 billion from fiscal 2004. The decline stemmed mainly from an increase in loans receivable, which reduced cash flows by ¥21.6 billion, as well as repayment of ¥49.6 billion in income taxes. Factors positive to cash flows included a decline in notes and accounts receivable, which boosted cash flows by ¥47.2 billion.

Net cash used in investing activities totaled ¥44.9 billion, up ¥27.6 billion from fiscal 2004. This was mainly due to ¥4.2 billion in purchases of property and equipment for outlets and ¥46.0 billion for increase in investments in securities, including the acquisition of shares in OMC Card. The amount paid for increase in investments in securities and addition to investments in and advances to affiliates was ¥36.7 billion higher than for the previous fiscal year.

Net cash used in financing activities was ¥104.3 billion, down ¥32.1 billion compared to the previous year. For the year, outflows stemming from such factors as repayments of principal of long-term debt were ¥76.3 billion higher than inflows from such items as proceeds from long-term debt and increase in short-term loans.

Cash Flows

	Millions of Yen		
	FY2005	FY2004	yoy
Net Cash Provided by (Used in) Operating Activities	100,226	141,014	(40,787)
Net Cash Provided by (Used in) Investing Activities	(44,973)	(17,350)	(27,623)
Net Cash Provided by (Used in) Financing Activities	(104,389)	(136,508)	32,118

Risk Management

Business-Related Risks

The following report on business-related risks details potential risks to the ACOM Group's operations based on our assumptions and views as of the submission date of the Group's financial report. In addition, in view of providing disclosure to investors, we include risks that may possibly not be associated with our operations.

However, the following report does not include all potential risks. With future changes in economic and business conditions affecting the consumer finance industry, there may be new risks that arise from various uncertain factors.

Furthermore, forward-looking statements regarding business-related risks are based on our assumptions and views as of the submission date of the Group's financial statements.

1

Legal Restrictions

The loan business (consumer finance business), which is the ACOM Group's core activity, is governed by the following laws: Regulations Governing Money Lending Business Law (RMBL) and the Acceptance of Contributions, Money Deposits, and Interest Law (ACMI). Our credit card business and installment sales business are governed by the Law Concerning Installment Sales (LCIS). The aforementioned laws govern all aspects of their respective businesses.

a

RMBL and LCIS Regulations

Each ACOM Group company engaged in the loan business is registered as an eligible money lender pursuant to Article 3 of the RMBL. The RMBL stipulates several restrictions, including prohibition of excessive lending, prohibition of exaggerated advertising including indication of lending conditions, issue and delivery of documents and receipts, maintenance of book-keeping, restrictions on receipt of blank power of attorney, restrictions on excessive collection activities, and the return of loan certificates to borrowers. The RMBL also defines administrative punishments (suspension of all or part of operations, or revocation of the money lending license) and penalties for money lenders in violation of these provisions.

In addition, the LCIS requires a description of the terms and conditions of the transaction, the issue of a written document, and prevention of excessive purchasing beyond paying capacity, and stipulated penalties in violation of these provisions.

In the event that part of our business needs to be restricted due to changes in our business rules following amendment of laws or new judicial judgments, our loan business and installment sales business, in addition to the ACOM Group's overall, performance may be adversely affected.

b

Lending Rate Regulations

The maximum interest rate chargeable by the ACOM Group is regulated by the ACMI. According to the law, this maximum interest rate may be "reviewed and modified at the end of the three-year period (January 2007) following enforcement of the amended RMBL and ACMI, taking into consideration capital requirements and other economic and financial situations, as well as the money lending company's business practice of setting interest rates according to the financial strength or credit status of those in need of funds."

The interest rates charged by the ACOM Group for all of its loan products are lower than the ACMI interest rate ceilings. If, however, the maximum interest rates set by the ACMI are reduced below the current interest rates charged by the ACOM Group, the performance of, and income from, our loan business may be adversely affected.

c

Increase in Loss on Interest Repayments

Apart from interest rate ceilings defined by the ACMI, Article 1, Section 1 of the Interest Rate Restriction Law (IRRL) specifies that, under any loan agreement, the portion of interest that is higher than the interest rate ceiling (20% per annum for principals up to ¥100,000 yen; 18% for principals between ¥100,000 and ¥1 million; and 15% for principals over ¥1 million) is deemed invalid. Section 2 of the above Article stipulates that, in the case where the debtor voluntarily pays the portion of interest in excess of the interest ceiling as specified above, he/she cannot claim reimbursement of the said interest. According to Article 43 of the RMBL also, given that a written document is issued at the inception of the contract as prescribed by law, and that the payment of interest fulfills the conditions set forth therein, the interest is deemed to be reimbursable, notwithstanding the provisions in Article 1, Section 1 of the IRRL.

Loan interest rate charged by the ACOM Group on loan products (excluding some) includes a portion exceeding the interest rate ceilings. In the event that our customers (including agents, such as lawyers) apply for a court-mandated rehabilitation or personal bankruptcy, they may deny the payment of the portion exceeding the interest rate ceiling, or seek reimbursement of said portion that has already been paid to the ACOM Group. In some cases, the ACOM Group shall write off such debts or reimburse such portion of the interest.

In addition, several consumers have taken legal action against consumer finance companies, including ACOM, calling for a reimbursement of the portion of interest exceeding the interest rate ceiling, asserting that such portion of interest does not meet part of the requirements set forth in Article 43 of the RMBL. In some recent court precedents, the plaintiffs' demands were accepted.

Under this situation, year by year, customers have been increasingly refusing to pay the portion of interest exceeding the interest rate ceiling and/or calling for reimbursement of such portion already paid and this trend may accelerate in the future. The increasing number of such cases may have a negative effect on the ACOM Group's business performance in the future.

2
Announcement by the Japanese Institute of Certified Public Accountants (JICPA)

Due to the increase in number of customers calling for reimbursement of the portion of interest exceeding the interest rate ceiling, in March 2006 the Japanese Institute of Certified Public Accountants (JICPA) announced "Matters to consider when auditing consumer finance companies based on Supreme Court decisions concerning the application of constructive repayment rules set forth in the 'Law Concerning Regulation, etc. of Money Lending Business." Given these guidelines, the ACOM Group provided an allowance for loss on interest repayments at the end of the financial year in review to cope with risks associated with potential reimbursement to customers of the portion of interest in excess of the interest ceiling.

In addition, JICPA recently indicated the points for consideration for the immediate purpose of auditing the latest fiscal year. In the announcement, JICPA clearly expressed that it plans to formulate and announce a new auditing procedure, where appropriate, in the future, through careful consideration of the auditing issues concerning the reimbursement to customers of the portion of interest in excess of the interest ceiling. The ACOM Group's business performance may be influenced, depending on the nature of accounting guidelines formulated by JICPA in the future

3
Fund Procurement

a
Fund Procurement

The ACOM Group primarily secures the necessary funds for its operations and liabilities repayments through cash provided by operating activities, as well as financing activities, such as borrowings from financial institutions—including banks and insurance companies—and direct financing from capital markets, including via bond issues. At the end of the year under review, 48.1% of the ACOM Group's outstanding interest-bearing liabilities had been resourced from Japan's top 10 lending banks and other financial institutions (excluding those from syndicated loans). While the ACOM Group has steadily diversified its funding resources in recent years, there is no assurance that its existing main banks and lenders will not change their current lending policy due to a potential reorganization of financial groups in Japan or other factors. Furthermore, there is no assurance that capital markets will always be available as a reliable financing resource in the future.

The ACOM Group has not experienced significant difficulties in raising funds in recent years. However, if our credit rating was to be downgraded by a credit rating agency, this may cause an increase in interest costs and have a negative effect on our fund raising capabilities in both the public and private placement bond markets. Such events would consequently have a significant influence on our business performance.

b
Interest Rate on Fund Procurement

While interest rates on our fund procurement fluctuate due to the market environment or other factors, our maximum lending interest rate is limited to 29.2%, according to rules stipulated by the Investment Deposit and Interest Rate Law, irrespective of fluctuations in interest rates on fund procurement. In order to minimize interest-rate risks, the ACOM Group takes various measures, including the use of interest rate caps and interest rate swap contracts, to mitigate the possible influence of interest-rate fluctuations or other factors, reflecting its policy of maintaining fixed-interest borrowings as a ratio of total borrowings at 80% or higher. However, possible increases in interest rates may have a negative impact on our business performance in the future.

4
Allowance for Bad Debts

Loans receivable and installment sales receivable constitute the majority of total assets of the ACOM Group. For this reason, we set up an allowance for bad debts, based on the conditions of customers and the estimates of pledged collateral value at the end of the fiscal year. An increase of payment delays and uncollected loans receivable might occur due to future changes in economic conditions, the market environment, and the social structure in Japan. There may also be potential increases in the number of individuals (including loan customers of the ACOM Group) pursuing remedies under legal guardianship pursuant to revisions to legislation, including the Bankruptcy Act, the Law Concerning Specific Conciliation, the Civil Rehabilitation Law, and the Judicial Scrivener Law. Such events may require further increases in the allowance for bad debts, which may have a negative effect on the business performance of the ACOM Group.

5
Problem of Multiple Debtors

To address the problem of debtors who take out excessive loans or credit-card loans from multiple consumer credit companies, the Liaison Group of Consumer Finance Companies announced five urgent tasks: (1) Promote more effective consumer education activities, (2) Improve counseling functions for consumer loan customers, (3) Implement more rigorous credit administration, (4) Review content of advertising, and (5) Disclose more information more effectively. The Liaison Group has been taking a serious approach to solving the problems of individual bankruptcies and heavy debtors, as seen by Japan Consumer Counseling Fund, which was set up by the Group's leadership on June 13, 1997, with the aim of improving its counseling functions. Moreover, the ACOM Group has been striving to prevent an increase in heavy debtors and the occurrence of unrecoverable loans by implementing regular reviews of personal credit data obtained from a personal credit information agency, in order to determine initial and subsequent credit limits for each individual customer.

In cases where the number of multiple debtors increases due to future changes in economic or market conditions in Japan or other factors, a resulting increase in the allowance for bad debts may have a negative effect on the business performance of the ACOM Group.

6
Information System

For the purpose of creating new business, supplying services to cus-

tomers, and implementing effective business management, the ACOM Group is dependent on, and has increased its reliance on, internal and external information and technical systems. Many new customers have opened loan accounts through our MUJINKUN automatic contract machines, and many prefer to access their loan accounts through ATMs installed by ACOM and those of affiliated companies, to take advantage of the convenience of such facilities.

The ACOM Group is further increasing its reliance on cutting-edge software, systems, and networks for managing its retail outlet network, customers, and account data. We are also diversifying our operational risks in order to avoid the negative impact from potential damage or discontinuation of communication channels; hardware and software problems arising from errors, natural disasters, power blackouts, and similar events; and disruptions to support services from third parties, including telecommunications carriers and Internet providers.

However, such disruptions, breakdowns, delays, or other interruptions to information or technical systems may result in a decline in the number of customers opening new accounts or payment delays on unpaid balances. These and other factors may lower the trust that consumers place in the ACOM Group and also disrupt its provision of services, which may have a negative effect on its business performance.

In addition, the ACOM Group has a backup center for payments and settlements, in order to avoid the possibility of business discontinuation. However, it is possible that the Group's business may be suspended in the event of a natural disaster, such as earthquake or flood.

7

Management of Personal Information

Upon the full enforcement of the "Law Concerning the Protection of Personal Information" in April 1, 2005, the ACOM Group, including the parent company and its main subsidiaries, are now regarded as businesses handling personal information as defined by the law. In the management of personal information, including customer information, within the ACOM Group, we have formulated rigorous safety measures for physical security, including controls on entering and leaving the Computer Center, and for information security, such as controlling access to computer systems. Moreover, we have acquired Information Security Management System (ISMS) certification for the operation and maintenance of the Computer Center.

However, when private information is disclosed to other people for any reason whatsoever, the negative effects may not be limited to a worsening of business performance arising from a decline in the reputation of the Group or compensation for damages. In the case of a violation of regulations concerning the handling of personal information, the ACOM Group may be also subjected to administrative recommendations, orders, and provisions.

8

Business and Capital Alliance with Mitsubishi UFJ Financial Group, Inc.

In March 2004, ACOM entered into a business and capital alliance agreement with Mitsubishi Tokyo Financial Group, Inc. (currently Mitsubishi UFJ Financial Group, Inc.) In the event of future changes in the legal system governing banks, including a change in the Banking Law, it is possible that restrictions may be applied to certain business areas currently available to ACOM, its subsidiaries, or affiliate companies when a certain ratio or more of ACOM's total outstanding shares is held by the bank.

Moreover, when another company competing with us in the same business field concludes a similar business and capital alliance agreement with a bank or financial institution, the ACOM Group may face more intense competition depending on the nature of such alliance.

9

Investments

To date, the ACOM Group has stepped up its entry into new markets and broadened the scale of its involvement in the consumer credit market, including through the formation of joint ventures. Since the prospect of obtaining profits from such investments is uncertain, there is no assurance that the ACOM Group will be able to set up or expand new joint businesses successfully.

The ACOM Group regularly reviews the profitability and growth potential of each business. It is possible that such reviews may prompt us to withdraw from new joint businesses or reduce allocation of human and other physical resources to such businesses in the future. In the case where a joint business falls short of its profit target, there is a risk that the ACOM Group may not be able to recoup its existing investments.

In addition, in the event that the stock price of marketable securities held by the ACOM Group drops substantially, there is a possibility that impairment losses may be incurred, which could potentially affect the ACOM Group's business results and perhaps reduce its shareholders' equity ratio.

10

Significant Dispute Cases

With respect to significant litigation in which ACOM is the defendant, at the end of the year under review there was a class-action lawsuit, calling for ACOM to refund monies paid to a affiliated merchant (one company) for goods and services related to our installment sales finance business.

Although the aggregate amount demanded in the case will not have a significant impact on the business performance of the ACOM Group, it might be possible that similar lawsuits could be instituted in the future, which could have an impact on the creditworthiness of the ACOM Group.

11

Deregulation

Legal regulations currently governing the consumer finance industry have been progressively tightened, including a revision of the Money Lending Control Law on January, 2004. For the time being, therefore, the ACOM Group does not expect its business performance to be affected significantly by the entry into the market of companies from other industries.

However, if regulations are relaxed in the future, a new competitive situation may occur in the consumer finance industry, which could have an impact on the business performance of the ACOM Group.

Consolidated Balance Sheets

ACOM CO., LTD. and Subsidiaries

March 31	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 3) 2006
Assets			
Current assets:			
Cash and cash equivalents	¥ 97,399	¥ 145,920	$ 829,139
Time deposits	—	50	—
Marketable securities (Note 5)	2,015	525	17,153
Loans receivable (Notes 4 and 6)	1,703,172	1,680,184	14,498,782
Notes and accounts receivable	131,888	177,340	1,122,737
Inventories	21,507	18,696	183,085
Deferred tax assets (Note 8)	42,591	39,775	362,569
Other current assets	34,233	25,007	291,419
Allowance for bad debts	(129,084)	(127,747)	(1,098,867)
Total current assets	1,903,724	1,959,752	16,206,044
Property and equipment:			
Land (Note 14)	16,999	17,562	144,709
Buildings and structures (Note 14)	43,783	44,064	372,716
Equipment	37,238	36,223	317,000
	98,021	97,850	834,434
Accumulated depreciation	(46,018)	(45,813)	(391,742)
Property and equipment, net (Note 6)	52,002	52,037	442,683
Investments and other assets:			
Investments in securities (Note 5)	117,752	31,438	1,002,400
Investments in affiliates	10,035	9,056	85,426
Telephone rights and other intangible assets (Note 14)	1,268	1,385	10,794
Rental deposits	10,503	10,341	89,410
Prepaid pension expenses (Note 7)	1,667	1,577	14,190
Deferred tax assets (Note 8)	1,127	1,061	9,593
Other	11,135	13,467	94,790
Allowance for bad debts	(2,535)	(2,784)	(21,579)
Total investments and other assets	150,954	65,543	1,285,042
Total assets	¥ 2,106,681	¥ 2,077,334	$ 17,933,778

See accompanying notes to consolidated financial statements.

March 31	Millions of Yen 2006	2005	Thousands of U.S. Dollars (Note 3) 2006
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans (Note 6)	¥ 101,729	¥ 56,170	$ 865,999
Current portion of long-term debt (Note 6)	284,633	341,890	2,423,027
Accounts payable	4,777	6,080	40,665
Accrued income taxes (Note 8)	26,375	28,592	224,525
Deferred income on installment sales	11,485	17,831	97,769
Allowance for loss on debt guarantees (Note 11)	1,647	1,558	14,020
Allowance for loss on interest repayments	23,700	—	201,753
Deferred tax liabilities (Note 8)	7	0	59
Other current liabilities	14,313	17,927	121,843
Total current liabilities	468,670	470,050	3,989,699
Long-term liabilities:			
Long-term debt (Note 6)	678,222	730,166	5,773,576
Allowance for employees' retirement benefits (Note 7)	318	257	2,707
Allowance for directors' and corporate auditors' retirement benefits	851	847	7,244
Deferred tax liabilities (Note 8)	22,062	3,151	187,809
Other long-term liabilities	3,961	4,401	33,719
Total long-term liabilities	705,415	738,824	6,005,065
Minority interests in consolidated subsidiaries	4,873	4,699	41,482
Commitments and contingent liabilities (Note 11)			
Shareholders' equity:			
Common stock:			
Authorized: 532,197,400 shares at March 31, 2006 and 2005			
Issued: 159,628,280 shares at March 31, 2006 and 2005	63,832	63,832	543,389
Capital surplus	76,020	76,458	647,143
Retained earnings (Notes 9 and 17)	776,021	730,168	6,606,120
Net unrealized gains on other securities	31,886	6,392	271,439
Foreign currency translation adjustments	(1,498)	(2,290)	(12,752)
Treasury stock, at cost (Note 13):			
2,438,225 shares and 1,332,706 shares at March 31, 2006 and 2005, respectively	(18,538)	(10,801)	(157,810)
Total shareholders' equity	927,722	863,760	7,897,522
Total liabilities and shareholders' equity	¥ 2,106,681	¥ 2,077,334	$ 17,933,778

Consolidated Statements of Income

ACOM CO., LTD. and Subsidiaries

Years ended March 31	Millions of Yen 2006	2005	2004	Thousands of U.S. Dollars (Note 3) 2006
Operating income:				
Interest on loans receivable	**¥ 389,387**	¥ 380,272	¥ 384,284	**$ 3,314,778**
Fees from credit card business	**6,211**	6,197	5,808	**52,873**
Fees from installment sales financing	**13,733**	15,895	22,029	**116,906**
Fees from credit guarantees	**5,203**	6,871	4,503	**44,292**
Collection of purchased receivables	**13,322**	7,757	2,088	**113,407**
Other financial income	**49**	20	20	**417**
Sales	**7,681**	8,256	7,970	**65,386**
Other operating income	**9,841**	8,693	8,263	**83,774**
Total operating income	**445,431**	433,965	434,968	**3,791,870**
Operating expenses:				
Financial expenses	**20,711**	22,534	26,910	**176,308**
Cost of purchased receivables	**8,064**	5,254	1,317	**68,647**
Cost of sales	**5,126**	5,220	4,934	**43,636**
General and administrative expenses (Notes 7, 8 and 10)	**160,311**	148,141	140,908	**1,364,697**
Bad debt expenses	**—**	—	5,358	**—**
Provision for bad debts	**115,477**	106,895	133,282	**983,033**
Provision for loss on debt guarantees	**1,647**	1,558	1,865	**14,020**
Provision for loss on interest repayments	**23,700**	—	—	**201,753**
Total operating expenses	**335,039**	289,604	314,577	**2,852,123**
Operating profit	**110,392**	144,361	120,391	**939,746**
Other income (expenses):				
Other interest and dividend income	**814**	462	372	**6,929**
Other interest expenses	**(5)**	(15)	(23)	**(42)**
Net gain (loss) in affiliates by the equity method	**734**	(1,801)	(2,716)	**6,248**
Net loss on sale or disposal of property and equipment	**(1,045)**	(1,102)	(897)	**(8,895)**
Net gain (loss) on sale of investments in securities (Note 5)	**0**	(2)	379	**0**
Gain on sale of investments in affiliates	**177**	—	—	**1,506**
Loss on revaluation of investments in securities (Note 5)	**—**	(353)	(341)	**—**
Loss on liquidation of investments in trusted real property	**—**	(78)	(241)	**—**
Net gain on termination of welfare pension plans (Note 7)	**—**	—	2,933	**—**
Impairment loss (Note 14)	**(4)**	(1,383)	—	**(34)**
Other, net	**994**	302	476	**8,461**
Total other income (expenses), net	**1,666**	(3,972)	(58)	**14,182**
Income before income taxes	**112,059**	140,388	120,332	**953,937**
Income taxes (Note 8):				
Current	**47,389**	49,777	55,533	**403,413**
Deferred	**(968)**	8,367	(6,048)	**(8,240)**
Total income taxes	**46,420**	58,144	49,485	**395,164**
Minority interests in earnings of consolidated subsidiaries	**43**	710	528	**366**
Net income	**¥ 65,595**	¥ 81,533	¥ 70,319	**$ 558,397**

	Yen 2006	2005	2004	U.S. Dollars (Note 3) 2006
Amounts per share:				
Net income:				
Basic	**¥ 416.69**	¥ 516.23	¥ 487.77	**$ 3.54**
Diluted	**416.50**	515.96	487.70	**3.54**
Cash dividends	**140.00**	100.00	80.00	**1.19**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

ACOM CO., LTD. and Subsidiaries

	Thousands	Millions of Yen					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2003	146,630	¥ 17,282	¥ 25,772	¥ 606,622	¥ 75	¥ (1,518)	¥ (3,803)
Net income	—	—	—	70,319	—	—	—
Cash dividends	—	—	—	(11,593)	—	—	—
Bonuses to directors	—	—	—	(40)	—	—	—
Net unrealized gains on other securities	—	—	—	—	5,748	—	—
Foreign currency translation adjustments	—	—	—	—	—	(632)	
Acquisition of treasury stock	—	—	—	—	—	—	(11,066)
Retirement of treasury stock	(1,002)	—	—	(3,771)	—	—	3,771
Balance at March 31, 2004	145,628	17,282	25,772	661,536	5,823	(2,150)	(11,099)
Net income	—	—	—	81,533	—	—	—
Cash dividends	—	—	—	(12,865)	—	—	—
Bonuses to directors	—	—	—	(35)	—	—	—
Issuance of new shares of common stock	14,000	46,550	46,550	—	—	—	—
Net unrealized gains on other securities	—	—	—	—	568	—	—
Foreign currency translation adjustments	—	—	—	—	—	(140)	
Acquisition of treasury stock	—	—	—	—	—	—	(6,999)
Sale of treasury stock	—	—	4,135	—	—	—	7,297
Balance at March 31, 2005	159,628	63,832	76,458	730,168	6,392	(2,290)	(10,801)
Net income	—	—	—	65,595	—	—	—
Cash dividends	—	—	—	(19,706)	—	—	—
Bonuses to directors	—	—	—	(36)	—	—	—
Net unrealized gains on other securities	—	—	—	—	25,493	—	—
Foreign currency translation adjustments	—	—	—	—	—	791	
Acquisition of treasury stock	—	—	—	—	—	—	(9,196)
Sale of treasury stock	—	—	(438)	—	—	—	1,459
Balance at March 31, 2006	159,628	¥ 63,832	¥ 76,020	¥ 776,021	¥ 31,886	¥ (1,498)	¥ (18,538)

	Thousands of U.S. Dollars (Note 3)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2005	$ 543,389	$ 650,872	$ 6,215,782	$ 54,413	$ (19,494)	$ (91,946)
Net income	—	—	558,397	—	—	—
Cash dividends	—	—	(167,753)	—	—	—
Bonuses to directors	—	—	(306)	—	—	—
Net unrealized gains on other securities	—	—	—	217,017	—	—
Foreign currency translation adjustments	—	—	—	—	6,733	—
Acquisition of treasury stock	—	—	—	—	—	(78,283)
Sale of treasury stock	—	(3,728)	—	—	—	12,420
Balance at March 31, 2006	$ 543,389	$ 647,143	$ 6,606,120	$ 271,439	$ (12,752)	$ (157,810)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

ACOM CO., LTD. and Subsidiaries

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
Years ended March 31	2006	2005	2004	2006
Operating activities:				
Income before income taxes	¥ 112,059	¥ 140,388	¥ 120,332	$ 953,937
Adjustments:				
Depreciation and amortization	4,981	5,408	5,450	42,402
Impairment loss	4	1,383	—	34
Increase (decrease) in allowance for bad debts	1,084	(4,785)	22,812	9,227
Increase (decrease) in allowance for loss on debt guarantees	89	(307)	1,391	757
Increase in allowance for loss on interest repayments	23,700	—	—	201,753
Increase (decrease) in allowance for employees' retirement benefits	51	(23)	(3,389)	434
Increase (decrease) in allowance for directors' and corporate auditors' retirement benefits	3	(141)	(93)	25
Non-operating interest and dividend income	(814)	(462)	(372)	(6,929)
Non-operating interest expenses	5	15	23	42
Net (gain) loss in affiliates by the equity method	(734)	1,801	2,716	(6,248)
Net loss on sale or disposal of property and equipment	1,045	1,102	897	8,895
Amortization of discounts on bonds	—	—	384	—
Bond issuance expenses	383	142	232	3,260
Stock issuance expenses	0	477	—	0
Amortization of goodwill	(35)	981	—	(297)
Net (gain) loss on sale of investments in securities	(0)	2	(379)	(0)
Gain on sale of investments in affiliates	(177)	—	—	(1,506)
Loss on revaluation of investments in securities	—	353	341	—
Loss on liquidation of investments in trusted real property	—	78	241	—
Changes in operating assets and liabilities:				
Increase in operational investment securities	(1,294)	—	—	(11,015)
(Increase) decrease in loans receivable	(21,697)	2,064	36,945	(184,702)
Decrease in notes and accounts receivable	47,230	51,343	51,332	402,060
Increase in inventories	(4,803)	(6,330)	(4,023)	(40,887)
Decrease (increase) in other current assets	1,025	33	(291)	8,725
(Increase) decrease in prepaid pension expenses	(89)	346	756	(757)
(Decrease) increase in accounts payable	(1,343)	864	293	(11,432)
Decrease in deferred income on installment sales	(6,741)	(7,826)	(11,952)	(57,384)
(Decrease) increase in other current liabilities	(3,724)	2,362	(432)	(31,701)
Bonuses paid to directors	(36)	(35)	(40)	(306)
Other, net	(1,097)	(194)	1,382	(9,338)
Subtotal	149,074	189,042	224,560	1,269,038
Non-operating interest and dividends received	852	506	389	7,252
Non-operating interest paid	(5)	(14)	(21)	(42)
Income taxes paid	(49,695)	(48,520)	(60,770)	(423,044)
Net cash provided by operating activities	¥ 100,226	¥ 141,014	¥ 164,158	$ 853,205

(Continued)

Years ended March 31	Millions of Yen 2006	2005	2004	Thousands of U.S. Dollars (Note 3) 2006
Investing activities				
Decrease in time deposits and marketable securities	¥ 691	¥ 591	¥ 237	$ 5,882
Proceeds from sale of property and equipment	798	20	60	6,793
Purchases of property and equipment	(4,227)	(6,819)	(2,159)	(35,983)
Proceeds from maturity or sale of investments in securities	1,276	934	2,404	10,862
Increase in investments in securities	(46,078)	(555)	(690)	(392,253)
Proceeds from settlement or sale of investments in subsidiaries and affiliates	519	76	—	4,418
Net proceeds (payments) from acquisition of consolidated subsidiaries (Note 16)	13	(576)	—	110
Addition to investments in and advances to affiliates	—	(8,761)	(4,000)	—
Decrease (increase) in other investments	2,031	(2,260)	(1,251)	17,289
Net cash used in investing activities	(44,973)	(17,350)	(5,398)	(382,846)
Financing activities				
Proceeds from long-term debt	231,577	103,337	385,370	1,971,371
Payments of principal of long-term debt	(352,891)	(334,099)	(508,090)	(3,004,094)
Increase (decrease) in short-term loans	44,935	10,201	(20,413)	382,523
Proceeds from issuance of new shares of common stock of the Company	—	92,625	—	—
Net (acquisition) sale of treasury stock of the Company	(8,186)	4,416	(11,066)	(69,685)
Net proceeds from issuance of a subsidiary's stock	—	—	85	—
Cash dividends paid by the Company	(19,694)	(12,864)	(11,592)	(167,651)
Cash dividends paid by a subsidiary to minority shareholders	—	(27)	(135)	—
Other, net	(130)	(97)	(262)	(1,106)
Net cash used in financing activities	(104,389)	(136,508)	(166,105)	(888,643)
Effect of exchange rate changes on cash and cash equivalents	616	(109)	(520)	5,243
Decrease in cash and cash equivalents	(48,520)	(12,953)	(7,865)	(413,041)
Cash and cash equivalents at beginning of the year	145,920	158,873	166,739	1,242,189
Cash and cash equivalents at end of the year	¥ 97,399	¥ 145,920	¥ 158,873	$ 829,139

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

ACOM CO., LTD. and Subsidiaries

1. Basis of Presenting the Consolidated Financial Statements

The accompanying consolidated financial statements of ACOM CO., LTD. (the "Company") and consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accounting records of the Company and its domestic subsidiaries are maintained in accordance with the provisions set forth in the Commercial Code of Japan and in conformity with accounting principles generally accepted in Japan.

The accounts of overseas subsidiaries of the Company are based on the financial statements prepared in conformity with generally accepted accounting principles ("GAAP") prevailing in the countries where the subsidiaries have been incorporated. The accompanying financial statements have not been materially affected by the differences between the GAAP prevailing in these countries and Japanese GAAP. Therefore, no adjustments have been reflected in the accompanying consolidated financial statements to present the accounts of the subsidiaries in compliance with Japanese GAAP.

Certain items presented in the original consolidated financial statements filed with the Prime Minister of Japan have been reclassified for the convenience of readers outside Japan.

As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sums of the individual amounts.

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

In accordance with Japanese consolidation accounting standards, the Company considers any entity in which the Company, directly or indirectly, is able to control operations to be a subsidiary, even if it is less-than-majority owned. The Company had 17 subsidiaries for the year ended March 31, 2006. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries (together, the "Companies"), which are listed on the following page:

Name	Jurisdiction of incorporation	Percentage of equity ownership	Fiscal year end
JLA INCORPORATED	Japan	100%	March 31
AJAST Ltd.	Japan	100%	March 31
ACOM ESTATE CO., LTD.	Japan	100%	March 31
ABS CO., LTD.	Japan	100%	March 31
RELATES CO., LTD.	Japan	100%	March 31
ACOM RENTAL CO., LTD.	Japan	100%	March 31
JCK CREDIT CO., LTD.	Japan	100%	March 31
A B PARTNER CO., LTD.	Japan	100%	March 31
IR Loan Servicing, Inc.(*)	Japan	80%	March 31
DC Cash One Ltd.	Japan	54.73%	March 31
AC Ventures Co., Ltd.	Japan	100%	March 31
AC Ventures Fourth Investment Partnership (**)	Japan	100%	December 31
AC Ventures Fifth Investment Partnership (**)	Japan	100%	February 28
ACOM (U.S.A.) INC.(***)(****)	U.S.A.	100%	December 31
ACOM PACIFIC, INC.(*****)	U.S.A.	100%	December 31
EASY BUY Public Company Limited(******)	Thailand	49%	December 31
ACOM FUNDING CO., LTD.	Cayman Island	100%	December 31

* On October 3, 2005, the Company purchased 80% of the shares of DC Servicer company, Ltd., which was merged into IR Loan Servicing, Inc. on January 1, 2006.
** Became consolidated subsidiaries as they were newly established on April 25, 2005.
*** On December 31, 2005, ACOM INTERNATIONAL, INC., which was a subsidiary of the Company, was merged into ACOM (U.S.A.) INC.
**** Currently suspended its operation, and further business scheme is under consideration.
***** Liquidated on March 29, 2006.
****** A substantially controlled company.

In accordance with Japanese consolidation accounting standards, the Company considers any entity over which the Company does not have control but an ability to exercise significant influence to be an affiliate. Investments in affiliates are accounted for by the equity method of accounting. The Company had one affiliate as of March 31, 2006, which is listed below:

Name	Jurisdiction of incorporation	Percentage of equity ownership	Fiscal year end
DC Card Co., Ltd.	Japan	20.33%	March 31

CHAILEASE ACOM FINANCE CO., LTD, which was an affiliate of the Company, is excluded from affiliates as the Company sold all of its holding shares of that company on September 2, 2005.

The difference between the cost of investments in a subsidiary or an affiliate and the equity in its net assets at the date of acquisition is charged to income as immaterial.

For the purpose of preparing the accompanying consolidated financial statements, all significant intercompany transactions, account balances, and unrealized profits among the Companies have been eliminated. The amounts of AC Ventures Fourth Investment Partnership and the overseas subsidiaries or affiliates have been included or accounted for on the basis of their fiscal periods ended December 31, and those of AC Ventures Fifth Investment Partnership have been included or accounted for on the basis of its fiscal period ended February 28.

(b) Cash equivalents

The Companies consider all highly liquid investments, including time deposits with banks, bond investment funds and marketable securities purchased under resale agreements, with a maturity of three months or less when purchased, to be cash equivalents.

(c) Foreign currency translation

The accounts of the overseas subsidiaries are translated into yen at the year-end exchange rates, except for shareholders' equity, which is translated at historical rates. Differences arising from the translations are stated as "Foreign currency translation adjustments" in the accompanying consolidated balance sheets.

(d) Foreign currency transactions

All monetary assets and liabilities, regardless of short-term or long-term, denominated in foreign currencies are translated into yen at the exchange rates prevailing as of the fiscal year end, and the resulting gains or losses are included in income to the extent that they are not hedged by foreign exchange derivatives.

(e) Marketable securities and investments in securities

Marketable securities and investments in securities are classified by their holding objectives into trading, held-to-maturity or other securities. Trading securities are valued at market value, and the resulting gains or losses are included in income. Held-to-maturity securities are stated at amortized cost. Other securities are valued at market value, and the resulting gains or losses are stated, net of applicable tax, in the shareholders' equity section of the accompanying consolidated balance sheets, except that any impairment loss is recorded and charged to income. Other securities for which market value is not available are stated at moving-average cost.

Investments in investment limited partnership and other similar partnership are valued at the net amount of the percentage of interests held based on the latest financial statements on a reporting date stipulated by partnership contract.

Partial Amendment to the Securities and Exchange Law of Japan (Law No.97 of 2004) provided that investments in investment limited partnership and other similar partnership, which were included in "Other" in investments and other assets section of the accompanying consolidated balance sheets up to the fiscal year ended March 31, 2004, should be regarded as marketable securities or investments in securities; hence, they are reported in "Investment in securities" in the accompanying consolidated balance sheets as of March 31, 2006 and 2005.

The effect of this amendment is to increase investments in securities as of March 31, 2005 by ¥2,364 million and to decrease other in investments and other assets section as of March 31, 2005 by the same amount.

(f) Inventories

Inventories, primarily consisting of paintings held by the Company and purchased receivables held by a subsidiary servicing company, are stated at individually specified cost.

(g) Allowance for bad debts

To cover possible losses on collection of loans and other receivables, the Companies provided for an allowance (i) with respect to ordinary debts, based on the historical rate of write-off, and (ii) with respect to other specific debts whose recovery is doubtful, based on estimated write-off amounts, after considering the likelihood of recovery on an individual basis.

Loan balances are written off in cases where (i) the Company has confirmed the death or bankruptcy of the debtor or has voluntarily waived repayment of the loan, and (ii) the amounts due have not been collected for a certain period (even after follow-up requests for payment) because of the inability on the part of the debtor or the guarantor to pay.

(h) Property and equipment

Property and equipment is stated at cost. Depreciation of property and equipment is computed principally by the declining-balance method, except for property and equipment of the overseas subsidiaries which is depreciated by the straight-line method over the estimated useful lives of the respective assets.

(i) Impairment of fixed assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the Accounting Standards Board of Japan (the "ASBJ") issued "Guidance No.6, Guidance for Accounting Standard for Impairment of Fixed Assets." The Company and its domestic subsidiaries adopted the new accounting standard, which was effective for the fiscal year beginning April 1, 2005 with an early adoption permitted. As a result, income before income taxes for the year ended March 31, 2005 decreased by ¥ 1,383 million.

(j) Stock and bond issuance expenses and discounts on bonds

Stock and bond issuance expenses are charged to income when incurred. Stock issuance expenses are recorded in "Other, net" in the other income (expenses) section of the accompanying consolidated statements of income, and bond issuance expenses, related to the bonds issued by Financial service companies only, are included in "Financial expenses" in the operating expenses section of the accompanying consolidated statements of income.

Discounts on bonds are deferred and amortized by the straight-line method over the period of duration of the related bonds.

(k) Allowance for loss on debt guarantees

The Company and certain of its subsidiaries had entered into affiliations with Japanese banks to provide credit guarantees for personal loans and credit card receivables held by those banks. To cover possible losses on debt guarantees, the Companies provided for an allowance based on the historical rates of fulfillment of guarantee obligation and subsequent write-off of the guaranteed receivables.

(l) Allowance for loss on interest repayments
Under the Law concerning Regulation etc. of Money Lending Business of Japan, moneylenders in Japan are permitted to receive interest at the contract interest rates as valid, if certain conditions are met, beyond the maximum interest rates stipulated in the Interest Rate Restriction Law of Japan ("constructive repayment" rules). However, the Supreme Court decisions at January 13, 2006 and January 19, 2006 concerning the application of the "constructive repayment" rules substantially increased the risk of repayments of the excessive interest as invalid.

To cover possible losses on the interest repayments above described, the Company provided for an allowance based on a reasonable estimation by considering the past actual results and the latest conditions of such repayments. As a result, income before income taxes for the year ended March 31, 2006 decreased by ¥23,700 million ($201,753 thousand).

(m) Employees' retirement benefits
Allowance for employees' retirement benefits of the Company and its domestic subsidiaries is recognized at the net total of the present value of the defined benefit obligation at the balance sheet date, plus any actuarial gains (less any actuarial losses) not yet recognized, minus any past service cost not yet recognized, minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly. If the amount determined above is negative (an asset), such asset is recorded as prepaid pension expenses.

Net retirement benefit expense or income is recognized at the net total of current service cost and interest cost, minus the expected return on any plan assets, minus any actuarial gains (less any actuarial losses) and past service cost recognized during the year, plus any retirement benefits paid as a lump sum and payments to a defined contribution pension plan.

To determine the present value of a defined benefit obligation and the related current service cost and, where applicable, past service cost, the project unit credit method is used.

Actuarial gains or losses and past service cost are recognized for each defined benefit plan over a period not exceeding the expected average remaining working lives of the employees participating in that plan. The Company and its domestic subsidiaries have recognized actuarial gains or losses evenly over the five years following the respective fiscal years when such gains or losses are identified. In addition, the Company and its domestic subsidiaries have recognized past service cost evenly over five years from the time of its origination.

The allowance for employees' retirement benefits of an overseas subsidiary is provided at the amount determined in accordance with basic salary and the number of years of employment.

(n) Allowance for directors' and corporate auditors' retirement benefits
The allowance for directors' and corporate auditors' retirement benefits of the Company and certain of its domestic subsidiaries is provided at the amount which would have been required to be paid if all directors and corporate auditors had voluntarily terminated their services as of the balance sheet date. This amount has been determined in accordance with the internal rules of the respective companies.

(o) Leases
Non-cancellable lease transactions of the Company and its domestic subsidiaries are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(p) Recognition of interest income and expense
Interest income and expense are recognized on an accrual basis. However, the Company computes accrued interest income on loans receivable at the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contract interest rate, whichever is lower.

(q) Recognition of fees from installment sales financing
Fees from customers and participating stores have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income when they became due (the "sum-of-the-months digits method").

(r) Recognition of fees from credit guarantees
Fees from credit guarantees have been recognized on an accrual basis using the credit-balance method.

(s) Income taxes
The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. In accordance with Japanese tax-effect accounting standards, the asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(t) Derivative and hedging transactions

The Company and certain of its subsidiaries have used interest rate swap agreements and interest rate options (interest rate caps in long positions only) and currency swap agreements solely in order to hedge against risks of fluctuations in interest rates and foreign currency exchange rates relating to its short-term and long-term loans in compliance with the internal rules of the respective companies.

Derivative transactions are valued at market value, except for hedging transactions whose gains or losses are deferred and recorded in the balance sheet until the hedged transactions are settled. These transactions are designated as cash flow hedges. The interest swaps qualifying for hedge accounting and meeting specific matching criteria are not valued at market value but the differential paid or received under the swap agreements are recognized and included in income. Long-term debt denominated in foreign currencies for which currency swaps are used to hedge against risks of fluctuations in foreign currency exchange rates are translated at the contracted rate if the currency swaps qualify hedge accounting. Similarly, if interest rate caps are specifically tied to the hedged loan transactions, fees paid for those caps are stated at amortized costs regardless of their market value.

(u) Net income per share

Basic net income per share is computed by dividing net income, the portion attributable to shareholders of common stock only, by the weighted-average number of shares of common stock outstanding during the fiscal year. Accordingly, in the per share computation, the portion not attributable to shareholders of common stock, such as bonuses payable to directors and corporate auditors, should be deducted from net income.

Diluted net income per share is based upon the weighted-average number of shares of common stock outstanding during the fiscal year, after consideration of dilutive effect of potential shares of common stock for the Company's stock option plans.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥117.47 = US$1.00, the exchange rate prevailing on March 31, 2006. The translation should not be construed as a representation that yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Loans Receivable

Loans receivable as of March 31, 2006 and 2005 included unsecured loans to individual customers in the aggregate amount of ¥1,649,009 million ($14,037,703 thousand) and ¥1,623,697 million, respectively.

Bad debts included in unsecured loans to individual customers as of March 31, 2006 and 2005 were classified as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2006	2005	2006
Non-accrual loans due to bankruptcy or reorganization	¥ 7,707	¥ 8,906	$ 65,608
Other non-accrual loans in arrears	49,904	37,077	424,823
Loans past due for three months or more	1,995	1,781	16,983
Restructured loans	54,764	36,196	466,195
	¥ 114,371	¥ 83,961	$ 973,618

5. Marketable Securities and Investments in Securities

Marketable securities in the current assets section of the accompanying consolidated balance sheet as of March 31, 2006 included operational investment securities held by investment partnership subsidiaries in the aggregate amount of ¥1,294 million ($11,015 thousand).

At March 31, 2006 and 2005, information with respect to held-to-maturity securities for which market value was available was summarized as follows:

	Millions of Yen					
	2006			2005		
March 31	Balance sheet amount	Market value	Unrealized gains	Balance sheet amount	Market value	Unrealized gains
Bonds other than national, municipal and corporate bonds	¥ 4,000	¥ 4,071	¥ 71	¥ 4,000	¥ 4,108	¥ 108

	Thousands of U.S. Dollars		
	2006		
March 31	Balance sheet amount	Market value	Unrealized gains
Bonds other than national, municipal and corporate bonds	$ 34,051	$ 34,655	$ 604

At March 31, 2006 and 2005, information with respect to other securities for which market value was available was summarized as follows:

	Millions of Yen					
	2006			2005		
March 31	Cost	Balance sheet amount	Unrealized gains (losses)	Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:						
Stock	¥ 56,895	¥ 109,369	¥ 52,473	¥ 9,733	¥ 20,694	¥ 10,961
Bonds:						
National and municipal	82	84	2	81	86	4
Corporate	590	591	1	535	539	4
Other	967	1,339	372	1,161	1,231	70
Subtotal	58,535	111,385	52,849	11,511	22,552	11,040
Unrealized loss items:						
Stock	762	654	(108)	1,851	1,630	(221)
Bonds:						
Corporate	—	—	—	527	525	(2)
Other	670	644	(26)	443	404	(39)
Subtotal	1,433	1,299	(134)	2,823	2,559	(263)
Total	¥ 59,968	¥ 112,684	¥ 52,715	¥ 14,335	¥ 25,111	¥ 10,776

March 31	Thousands of U.S. Dollars 2006 Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:			
Stock	$ 484,336	$ 931,037	$ 446,692
Bonds:			
National and municipal	698	715	17
Corporate	5,022	5,031	8
Other	8,231	11,398	3,166
Subtotal	498,297	948,199	449,893
Unrealized loss items:			
Stock	6,486	5,567	(919)
Bonds:			
Corporate	—	—	—
Other	5,703	5,482	(221)
Subtotal	12,198	11,058	(1,140)
Total	$ 510,496	$ 959,257	$ 448,752

An impairment loss has been recorded when (i) the market value of a marketable security fell below 50% of its acquisition cost (or book value, if previously written-down) at the fiscal year end, and is deemed unlikely to recover to the level of the cost, or (ii) the market value fell bellow 30% to 50% of the cost at the fiscal year end, and the rate of decline remained 30% or higher during the past one year.

With respect to other securities for which market value was available, no impairment losses were recorded for the years ended March 31, 2006 and 2005, and impairment losses amounting to ¥242 million were recorded and included in "Loss on revaluation of investments in securities" of the accompanying consolidated statement of income for the year ended March 31, 2004.

Information with respect to other securities sold in the years ended March 31, 2006, 2005 and 2004 was as follows:

Years ended March 31	Millions of Yen 2006	2005	2004	Thousands of U.S. Dollars 2006
Total sales amount	¥ 592	¥ 455	¥ 1,063	$ 5,039
Total gain on sales	0	141	446	0
Total loss on sales	—	128	—	—

At March 31, 2006 and 2005, securities for which market value was not available included principally the following:

March 31	Millions of Yen 2006	2005	Thousands of U.S. Dollars 2006
	Balance sheet amount		
Other securities:			
Unlisted companies' stock	¥ 456	¥ 452	$ 3,881
Investments in investment partnerships	666	1,054	5,669
Investments in undisclosed partnerships	631	1,310	5,371

Other securities with maturity and held-to-maturity securities will fall due subsequent to March 31, 2006 and 2005 as follows:

	Millions of Yen					
	2006			2005		
March 31	Within one year	One - five years	Over five years	Within one year	One - five years	Over five years
Bonds:						
National and municipal	¥ —	¥ 84	¥ —	¥ —	¥ 86	¥ —
Corporate	591	35	—	525	574	—
Other	—	—	4,000	—	—	4,000
Other	129	509	9	—	612	7
Total	¥ 721	¥ 629	¥ 4,009	¥ 525	¥ 1,274	¥ 4,007

	Thousands of U.S. Dollars		
	2006		
March 31	Within one year	One - five years	Over five years
Bonds:			
National and municipal	$ —	$ 715	$ —
Corporate	5,031	297	—
Other	—	—	34,051
Other	1,098	4,333	76
Total	$ 6,137	$ 5,354	$ 34,127

6. Short-Term Loans, Long-Term Debt and Pledged Assets

The weighted-average interest rates of short-term loans as of March 31, 2006 and 2005 were 0.89% and 0.99%, respectively.

Long-term debt was summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2006	2005	2006
Unsecured loans of domestic Companies mainly from banks and other financial institutions at interest rates ranging from 0.069% to 2.3% due through November 2011	¥ 342,482	¥ 315,166	$ 2,915,484
Unsecured loans of an overseas subsidiary at interest rates ranging from 2.49% to 5.59% due through September 2008	27,482	17,733	233,949
Loans with collateral of the Company mainly from banks and other financial institutions at interest rates ranging from 0.068% to 2.3% due through January 2012	311,971	439,637	2,655,750
Securitized loans of the Company from a financial institution at 1.745% due through February 2008	15,920	23,880	135,523
Unsecured bonds issued by the Company at interest rates ranging from 0.81% to 2.72% due through February 2015	265,000	265,000	2,255,895
Unsecured bonds issued by domestic subsidiaries at interest rates 1.45% and 0.75% due May 2005	—	5,300	—
3.2% THB 2,000 million unsecured bonds issued by an overseas subsidiary due December 2005	—	5,340	—
Less: current portion	(284,633)	(341,890)	(2,423,027)
	¥ 678,222	¥ 730,166	$ 5,773,576

Assets pledged as collateral for short-term and long-term loans from banks and other financial institutions were as follows:

March 31	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars 2006
Loans receivable	¥ 340,716	¥ 472,741	$ 2,900,451
Property and equipment, net	—	6,712	—
	¥ 340,716	¥ 479,453	$ 2,900,451

The above table included loans receivable related to securitized loans of ¥27,623 million ($235,149 thousand) and ¥31,976 million as of March 31, 2006 and 2005, respectively.

At March 31, 2006 and 2005, the Company had a commitment, at the lenders' request, to furnish at any time, collateral pledged on ¥46,582 million ($396,543 thousand) and ¥78,549 million of loans receivable of ¥340,716 million ($2,900,451 thousand) and ¥472,741 million shown in the above table, respectively. The pledged collateral which the lenders could require covered the following:

March 31	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars 2006
Short-term loans	¥ 1,000	¥ 1,000	$ 8,512
Current portion of long-term debt	24,217	31,963	206,154
Long-term debt	21,254	45,471	180,931

The aggregate annual maturities of long-term debt subsequent to March 31, 2006 were summarized as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 284,633	$ 2,423,027
2008	220,732	1,879,049
2009	188,129	1,601,506
2010	84,315	717,757
2011	122,349	1,041,534
2012 and thereafter	62,696	533,719
	¥ 962,855	$ 8,196,603

For the purpose of efficient procurement of working capital, the Company and certain of its subsidiaries have entered into overdraft contracts with six financial institutions and commitment line contracts with twenty-two financial institutions, which provided the Companies with the overdraft and commitment facilities in the aggregate amount of ¥331,853 million ($2,825,002 thousand) as of March 31, 2006. The unused facilities maintained by the Companies as of March 31, 2006 amounted to ¥232,849 million ($1,982,199 thousand).

7. Employees' Retirement Benefits

At March 31, 2006, the Company and certain of its subsidiaries had, jointly or severally, defined benefit plans, including two funded non-contributory tax-qualified retirement pension plans, which together cover substantially all full-time employees who meet certain eligibility requirements. In the fiscal year ended March 31, 2004, the two funded contributory welfare pension plans jointly held by the domestic Companies were terminated, and one of those plans was substantially transferred to a joint defined contribution pension plan.

The funded status and amounts recognized in the accompanying consolidated balance sheets as of March 31, 2006 and 2005 were summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2006	2005	2006
Projected benefit obligation	¥ (24,001)	¥ (22,591)	$ (204,315)
Plan assets at fair market value	29,890	22,327	254,447
Unfunded retirement benefit liabilities	5,889	(264)	50,131
Unrecognized past service cost	169	239	1,438
Net unrecognized actuarial (gains) losses	(4,710)	1,344	(40,095)
Net retirement benefit liabilities recognized on the consolidated balance sheets	1,348	1,320	11,475
Prepaid pension expenses	1,667	1,577	14,190
Allowance for employees' retirement benefits	¥ (318)	¥ (257)	$ (2,707)

The components of net retirement benefit expenses recognized in the accompanying consolidated statements of income for the years ended March 31, 2006, 2005 and 2004 were summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	2006	2005	2004	2006
Current service cost	¥ 1,659	¥ 1,595	¥ 2,445	$ 14,122
Interest cost	444	417	819	3,779
Expected return on plan assets	(666)	(578)	(698)	(5,669)
Past service cost (gain) recognized for the year	70	70	(345)	595
Net actuarial losses recognized for the year	1,164	1,279	2,586	9,908
Retirement payments in a lump sum and payments to a defined contribution pension plan	551	459	101	4,690
Net gain on termination of welfare pension plans(*)	—	—	(2,933)	—
Net retirement benefit expenses	¥ 3,223	¥ 3,243	¥ 1,977	$ 27,436

* Net gain on termination of welfare pension plans was analyzed as follows:

	Millions of Yen
Years ended March 31	2004
Decrease in projected benefit obligation	¥ 17,544
Decrease in plan assets	(10,521)
Past service gain recognized at the termination	1,263
Net actuarial losses recognized at the termination	(3,836)
Special payments to cover the deficit at the termination	(1,516)
Net gain	¥ 2,933

The principal assumptions used in determining retirement benefit obligations and other components for the domestic Companies' plans were as follows:

	2006	2005	2004
Discount rate	**2.00%**	2.00%	2.00%
Expected rate of return on plan assets	**3.00%**	3.00%	3.00%
Period of recognition of past service cost	**5 years evenly**	5 years evenly	5 years evenly
Period of recognition of actuarial gains or losses	**5 years evenly**	5 years evenly	5 years evenly

8. Income Taxes

The Companies are subject to a number of taxes based on income. Corporation, inhabitants' and enterprise taxes are charged to the income tax account.

On March 31, 2003, the Local Taxes Law of Japan was amended to introduce the pro forma *standard taxation system* to enterprise tax from the fiscal years commencing on and after April 1, 2004. Under this system, companies with stated capital of over ¥100 million are subject to taxation based on the sum of stated capital and capital reserve and the total of value added for the fiscal year ("pro forma standards") in exchange for reduced rates on taxable income.

The amendment reduced the aggregate statutory tax rates applicable to the domestic Companies to approximately 40.7% for the years ended March 31, 2006 and 2005, from 40.9% for the year ended March 31, 2004.

The taxable amounts based on the pro forma standards of enterprise tax for the years ended March 31, 2006 and 2005 were recorded in "General and administrative expenses" in the operating expenses section of the accompanying consolidated statements of income, increasing general and administrative expenses for the year ended March 31, 2005 by ¥1,018 million.

Reconciliations between the statutory tax rates and the effective tax rates as a percentage of income before income taxes for the years ended March 31, 2006, 2005 and 2004 were omitted, as the statutory tax rates did not significantly differ from the effective tax rates.

The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2006 and 2005 were presented as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2006	2005	2006
Deferred tax assets:			
Bad debt write-offs	¥ 11,800	¥ 12,804	$ 100,451
Allowance for bad debts	13,113	18,668	111,628
Allowance for loss on debt guarantees	1,356	1,171	11,543
Allowance for loss on interest repayments	9,643	—	82,089
Accrued bonuses	1,549	1,901	13,186
Allowance for employees' retirement benefits	111	88	944
Allowance for directors' and corporate auditors' retirement benefits	346	345	2,945
Accrued interest income	571	452	4,860
Accrued enterprise tax	1,995	2,132	16,983
Depreciation and amortization	6,987	7,248	59,479
Impairment loss	137	489	1,166
Consumption tax	314	324	2,673
Revaluation of marketable securities	232	232	1,974
Loss on investments in golf club memberships	155	167	1,319
Tax loss carryforwards of subsidiaries	10,719	10,195	91,248
Elimination of unrealized profit	1,272	1,237	10,828
Other	721	700	6,137
Subtotal	61,028	58,162	519,519
Less: valuation allowance	(11,718)	(11,130)	(99,753)
Total gross deferred tax assets	49,310	47,032	419,766
Deferred tax liabilities:			
Retained earnings of subsidiaries	(5,354)	(4,142)	(45,577)
Prepaid pension expenses	(678)	(641)	(5,771)
Net unrealized gains on other securities	(21,453)	(4,392)	(182,625)
Other	(173)	(170)	(1,472)
Total gross deferred tax liabilities	(27,660)	(9,347)	(235,464)
Net deferred tax assets	¥ 21,650	¥ 37,685	$ 184,302

As described above, the pro forma standard taxation system to enterprise tax reduced the aggregate statutory tax rate on income of the Company and certain of its domestic subsidiaries for the fiscal years ended March 31, 2005 and thereafter. The effect of this change was to increase deferred income tax expenses for the year ended March 31, 2004 by ¥210 million.

9. Legal Reserve

Consolidated retained earnings included a legal reserve which amounted to ¥4,354 million ($37,064 thousand) as of March 31, 2006 and 2005. The legal reserve has been provided in accordance with the Commercial Code of Japan which requires that an amount equal to at least 10% of cash dividends and directors' and corporate auditors' bonuses in respect of each fiscal period be appropriated to the legal reserve until the sum of such reserve and capital reserve, including additional paid-in capital, equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to stated capital by resolution of the board of directors.

10. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and book value of leased equipment as of March 31, 2006 and 2005 and the related depreciation and interest expenses for the years ended March 31, 2006, 2005 and 2004, which would have been reflected in the consolidated balance sheets and the related consolidated statements of income if finance lease accounting had been applied to the finance lease transactions accounted for as operating leases:

	Millions of Yen						Thousands of U.S. Dollars		
	Acquisition costs		Accumulated depreciation		Book value		Acquisition costs	Accumulated depreciation	Book value
March 31	2006	2005	2006	2005	2006	2005	2006	2006	2006
Equipment	¥ 4,119	¥ 5,823	¥ 2,881	¥ 3,748	¥ 1,237	¥ 2,075	$ 35,064	$ 24,525	$ 10,530

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	2006	2005	2004	2006
Depreciation	¥ 1,211	¥ 1,752	¥ 2,038	$ 10,309
Interest	40	66	102	340

Lease expenses relating to finance lease transactions accounted for as operating leases amounted to ¥1,272 million ($10,828 thousand), ¥1,844 million and ¥2,158 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments subsequent to March 31, 2006 for finance lease transactions accounted for as operating leases were summarized as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 731	$ 6,222
2008 and thereafter	532	4,528
	¥ 1,264	$ 10,760

11. Commitments and Contingent Liabilities

Future payments under rental leases subsequent to March 31, 2006 amounted to ¥1,327 million ($11,296 thousand).

The Company and certain of its subsidiaries make loans to customers primarily in the form of revolving credit-line contracts whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2006, the unexercised portion of such facilities amounted to ¥880,903 million ($7,498,961 thousand), including ¥611,480 million ($5,205,414 thousand) for customers with zero outstanding balances. As a certain portion of revolving credit-line contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flows of the Companies.

At March 31, 2006, contingent liabilities on the personal loans and credit card receivables for which the Companies provided credit guarantees amounted to ¥88,246 million ($751,221 thousand), net of allowance for loss on debt guarantees in the amount of ¥1,647 million ($14,020 thousand).

Refer to Note 6 for pledged assets.

12. Derivative and Hedging Activities

(1) Outline of transactions and conditions

The Company and certain of its subsidiaries have used interest rate swap agreements, interest rate options and currency swap agreements in order to hedge against the risk of fluctuations in interest rates and foreign currency exchange rates relating to their short-term and long-term loans.

No market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap agreements and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates, respectively. In addition, the Companies are not exposed to risk on interest rate caps, as the Companies hold only long positions in interest rate caps and the maximum cost of funding the combination of loans and interest rate caps is capped at the cap rates.

The Companies do not anticipate non-performance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy.

The Companies have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules.

Risk management for derivative transactions has been under the control of the Finance Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive officers' meeting when the Company's annual business plan is established.

(2) Market value information

Market value information as of March 31, 2006 and 2005 was omitted, as all of the Companies' derivative transactions are accounted for as hedging transactions.

13. Stock Option Plans

The Company has two stock option plans for the granting of non-transferable options to certain eligible directors and key employees of the Company.

On August 1, 2001, options were granted for terms of five years to purchase the aggregate of 346,800 shares of common stock of the Company at ¥10,682 per share. The option price was adjusted to ¥10,628 per share due to the issuance of new shares of common stock to Mitsubishi Tokyo Financial Group, Inc. (currently, Mitsubishi UFJ Financial Group, Inc.) on April 20, 2004. The options were exercisable beginning on July 1, 2003. To provide for exercise of the options, in August 2001, the Company purchased 346,800 shares of common stock in the aggregate amount of ¥3,796 million from the stock market, which were included in "Treasury stock" of the shareholders' equity section of the accompanying consolidated balance sheets as of March 31, 2006 and 2005.

On August 1, 2003, options were granted for terms of five years to purchase the aggregate of 352,400 shares of common stock of the Company at ¥4,959 per share. The option price was adjusted to ¥4,931 per share due to the same reason above. The options were exercisable beginning on July 1, 2005.

The changes in numbers of stock options expressed in shares of common stock were summarized as follows:

	Shares	
	Plan 2001	Plan 2003
Balance as of March 31, 2003	332,000	—
Granted	—	352,400
Exercised	(0)	—
Expired on retirement	(9,600)	(7,000)
Balance as of March 31, 2004	322,400	345,400
Exercised	(0)	—
Expired on retirement	(6,200)	(5,400)
Balance as of March 31, 2005	316,200	340,000
Exercised	(0)	(206,990)
Expired on retirement	(7,800)	(3,000)
Balance as of March 31, 2006	308,400	130,010

14. Impairment of Fixed Assets

The Companies determined each operation center of loan businesses, installment sale finance businesses, other financial services and other services as the smallest cash-generating group to which the assets belonged. Also, each asset to be disposed of was determined as the smallest cash-generating group of assets. The head office of the Company and the welfare facilities for employees independent of cash-generating were considered to be corporate assets.

Impairment loss for certain of real estates for rental was recognized due to a significant decrease in market value or continuous operation losses. In addition, impairment loss for assets to be disposed of was recognized because the carrying amount of these assets exceeded the net selling value. Impairment loss was measured as the amount by which the carrying amount of the assets exceeded its recoverable amount. The recoverable amount was calculated by using the higher of value in use, which was the discounted present value of estimated future cash flows at 7%, or the net selling value, which was estimated by real estate appraisers.

Impairment loss for the year ended March 31, 2006 amounted to ¥0 million ($0 thousand) for land and ¥3 million ($25 thousand) for buildings and structures. Impairment loss for the year ended March 31, 2005 amounted to ¥1,221 million for land, ¥107 million for buildings and structures and ¥54 million for intangible assets.

15. Segment Information

The Companies' operations by business segment for the years ended March 31, 2006, 2005 and 2004 have not been disclosed, as the Companies' business other than Financial services was immaterial.

Geographical segment information and overseas sales have been omitted, as such sales were immaterial.

16. Acquisition of Consolidated Subsidiaries

In the year ended March 31, 2006, the Company purchased 80% of the shares of DC Servicer company, Ltd., which was included in the accompanying consolidated financial statements. The fair value of the assets and liabilities of the above company was as follows:

DC Servicer company, Ltd.

	Millions of Yen	Thousands of U.S. Dollars
As of September 30	2005	2005
Current assets	¥ 112	$ 953
Non-current assets	15	127
Current liabilities	(36)	(306)
Minority interest	(18)	(153)
Consolidation adjustments	(35)	(297)
Acquisition cost	37	314
Cash and cash equivalents acquired	(51)	(434)
Net proceeds from acquisition	¥ (13)	$ (110)

In the year ended March 31, 2005, the Company increased the percentage of the equity of Tokyo-Mitsubishi Cash One Ltd. whose name changed to DC Cash One Ltd. from 38.85% to 54.73% due to acquisition of new shares of common stock and purchased 100% of MTB Capital Co., Ltd. whose name changed to AC Ventures Co., Ltd., both of which were included in the accompanying consolidated financial statements. The fair value of the assets and liabilities of the above companies was as follows:

DC Cash One Ltd.

	Millions of Yen
As of March 31	2005
Current assets	¥ 62,261
Non-current assets	491
Consolidation adjustments	1,074
Current liabilities	(25,913)
Long-term liabilities	(30,012)
Minority interest	(3,090)
The Company's interest by equity method	(1,897)
Acquisition cost	2,914
Cash and cash equivalents acquired	(2,425)
Net payments from acquisition	¥ 488

AC Ventures Co., Ltd.

	Millions of Yen
As of March 31	2005
Current assets	¥ 260
Non-current assets	436
Current liabilities	(248)
Long-term liabilities	(8)
Consolidation adjustments	(93)
Acquisition cost	348
Cash and cash equivalents acquired	(260)
Net payments from acquisition	¥ 87

17. Subsequent Event

The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2006, were approved at a shareholders' meeting of the Company held on June 22, 2006:

	Millions of Yen
Cash dividends (¥70.00 = US$0.59)	¥ 11,003
Bonuses to directors	34

Report of Independent Auditors on the Consolidated Financial Statements

ERNST & YOUNG SHINNIHON

- Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

- Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
ACOM CO., LTD.

We have audited the accompanying consolidated balance sheets of ACOM CO., LTD. and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACOM CO., LTD. and consolidated subsidiaries at March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Ernst & Young ShinNihon

June 22, 2006

A MEMBER OF ERNST & YOUNG GLOBAL

Non-Consolidated Balance Sheets

ACOM CO., LTD.

March 31	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 3) 2006
Assets			
Current assets:			
Cash and cash equivalents	¥ 78,978	¥ 131,779	$ 672,324
Marketable securities	129	—	1,098
Loans receivable (Note 4)	1,596,276	1,601,773	13,588,797
Accounts receivable	93,321	118,867	794,424
Merchandise	3,721	5,721	31,676
Prepaid expenses	2,588	3,749	22,031
Accrued income	11,892	12,108	101,234
Short-term loans to a subsidiary	—	983	—
Deferred tax assets (Note 5)	40,244	37,896	342,589
Other current assets	18,556	7,396	157,963
Allowance for bad debts	(120,170)	(119,620)	(1,022,984)
Total current assets	1,725,542	1,800,655	14,689,214
Property and equipment:			
Land (Note 12)	6,550	7,058	55,758
Buildings and structures (Note 12)	40,906	41,264	348,225
Equipment	35,751	35,182	304,341
	83,208	83,504	708,334
Accumulated depreciation	(44,719)	(45,264)	(380,684)
Property and equipment, net (Note 4)	38,488	38,240	327,641
Investments and other assets:			
Investments in securities	116,819	29,124	994,458
Investments in and advances to subsidiaries and affiliates	59,434	61,707	505,950
Telephone rights and other intangible assets (Note 12)	1,019	1,143	8,674
Rental deposits	10,587	10,434	90,125
Prepaid pension expenses	1,627	1,542	13,850
Deferred tax assets (Note 5)	—	599	—
Other	10,473	10,957	89,154
Allowance for bad debts	(2,530)	(2,780)	(21,537)
Total investments and other assets	197,432	112,729	1,680,701
Total assets	¥ 1,961,462	¥ 1,951,625	$ 16,697,556

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Shareholders' Equity

ACOM CO., LTD.

	Thousands	Millions of Yen					
	Number of shares of common stock	Common stock	Capital surplus	Legal reserve	Retained earnings	Net unrealized gains on other securities	Treasury stock
Balance at March 31, 2003	146,630	¥ 17,282	¥ 25,772	¥ 4,320	¥ 601,762	¥ 51	¥ (3,803)
Net income	—	—	—	—	65,648	—	—
Cash dividends	—	—	—	—	(11,593)	—	—
Bonuses to directors	—	—	—	—	(39)	—	—
Net unrealized gains on other securities	—	—	—	—	—	5,748	—
Acquisition of treasury stock	—	—	—	—	—	—	(11,066)
Retirement of treasury stock	(1,002)	—	—	—	(3,771)	—	3,771
Balance at March 31, 2004	145,628	17,282	25,772	4,320	652,006	5,799	(11,099)
Net income	—	—	—	—	83,001	—	—
Cash dividends	—	—	—	—	(12,865)	—	—
Bonuses to directors	—	—	—	—	(35)	—	—
Issuance of new shares of common stock	14,000	46,550	46,550	—	—	—	—
Net unrealized gains on other securities	—	—	—	—	—	584	—
Acquisition of treasury stock	—	—	—	—	—	—	(6,999)
Sale of treasury stock	—	—	4,135	—	—	—	7,297
Balance at March 31, 2005	159,628	63,832	76,458	4,320	722,106	6,384	(10,801)
Net income	—	—	—	—	64,152	—	—
Cash dividends	—	—	—	—	(19,706)	—	—
Bonuses to directors	—	—	—	—	(36)	—	—
Net unrealized gains on other securities	—	—	—	—	—	24,873	—
Acquisition of treasury stock	—	—	—	—	—	—	(9,196)
Sale of treasury stock	—	—	(438)	—	—	—	1,459
Balance at March 31, 2006	159,628	¥ 63,832	¥ 76,020	¥ 4,320	¥ 766,515	¥ 31,258	¥ (18,538)

	Thousands of U.S. Dollars (Note 3)					
	Common stock	Capital surplus	Legal reserve	Retained earnings	Net unrealized gains on other securities	Treasury stock
Balance at March 31, 2005	$ 543,389	$ 650,872	$ 36,775	$ 6,147,152	$ 54,345	$ (91,946)
Net income	—	—	—	546,113	—	—
Cash dividends	—	—	—	(167,753)	—	—
Bonuses to directors	—	—	—	(306)	—	—
Net unrealized gains on other securities	—	—	—	—	211,739	—
Acquisition of treasury stock	—	—	—	—	—	(78,283)
Sale of treasury stock	—	(3,728)	—	—	—	12,420
Balance at March 31, 2006	$ 543,389	$ 647,143	$ 36,775	$ 6,525,197	$266,093	$ (157,810)

See accompanying notes to non-consolidated financial statements.

Non-Consolidated Statements of Cash Flows

ACOM CO., LTD.

Years ended March 31	Millions of Yen 2006	2005	2004	Thousands of U.S. Dollars (Note 3) 2006
Operating activities:				
Income before income taxes	¥ 107,239	¥ 139,031	¥ 113,136	$ 912,905
Adjustments:				
Depreciation and amortization	4,280	4,869	4,987	36,434
Impairment loss	4	1,094	—	34
Increase (decrease) in allowance for bad debts	524	(6,978)	21,703	4,460
Increase in allowance for loss on debt guarantees	450	1,015	1,391	3,830
Increase in allowance for loss on interest repayments	23,700	—	—	201,753
Decrease in allowance for employees' retirement benefits	—	—	(3,268)	—
Increase (decrease) in allowance for directors' and corporate auditors' retirement benefits	22	(153)	(97)	187
Non-operating interest and dividend income	(1,214)	(1,078)	(1,137)	(10,334)
Net loss on sale or disposal of property and equipment	1,106	1,097	968	9,415
Stock issuance expenses	—	474	—	—
Bond issuance expenses	383	142	198	3,260
Net loss (gain) on sale of investments in securities	—	2	(379)	—
Gain on sale of investments in affiliates	(286)	—	—	(2,434)
Loss on revaluation of investments in securities	—	353	335	—
Loss on revaluation of investments in affiliates	—	—	6,026	—
Loss on liquidation of investments in trusted real property	—	78	241	—
Changes in operating assets and liabilities:				
Decrease in loans receivable	5,496	11,025	40,091	46,786
Decrease in accounts receivable	25,545	41,039	34,462	217,459
Decrease in merchandise	—	157	731	—
Decrease in prepaid expenses	1,160	1,322	1,688	9,874
Decrease (increase) in accrued income	216	(11)	57	1,838
Increase in other current assets	(1,184)	(2,084)	(2,225)	(10,079)
(Increase) decrease in prepaid pension expenses	(84)	344	742	(715)
(Decrease) increase in accounts payable	(10)	162	(808)	(85)
(Decrease) increase in accrued expenses	(2,101)	980	562	(17,885)
Decrease in deferred income on installment sales	(3,606)	(8,154)	(8,242)	(30,697)
Bonuses paid to directors	(36)	(35)	(39)	(306)
Other, net	(97)	(204)	1,085	(825)
Subtotal	161,508	184,491	212,210	1,374,887
Non-operating interest and dividends received	1,191	1,051	1,107	10,138
Income taxes paid	(46,839)	(47,341)	(58,072)	(398,731)
Net cash provided by operating activities	¥ 115,859	¥ 138,201	¥ 155,245	$ 986,285

(Continued)

March 31	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 3) 2006
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans (Note 4)	¥ 51,000	¥ 22,500	$ 434,153
Current portion of long-term debt (Note 4)	262,221	324,581	2,232,238
Accounts payable	1,187	1,198	10,104
Accrued income taxes (Note 5)	24,937	27,029	212,283
Accrued expenses	11,594	13,697	98,697
Deferred income on installment sales	5,515	9,122	46,948
Allowance for loss on debt guarantees (Note 10)	3,330	2,880	28,347
Allowance for loss on interest repayments	23,700	—	201,753
Other current liabilities	2,085	2,988	17,749
Total current liabilities	385,572	403,996	3,282,301
Long-term liabilities:			
Long-term debt (Note 4)	631,987	681,641	5,379,986
Allowance for directors' and corporate auditors' retirement benefits	736	713	6,265
Deferred tax liabilities (Note 5)	17,130	—	145,824
Other long-term liabilities	2,627	2,971	22,363
Total long-term liabilities	652,481	685,327	5,554,447
Commitments and contingent liabilities (Note 10)			
Shareholders' equity:			
Common stock:			
Authorized: 532,197,400 shares at March 31, 2006 and 2005			
Issued: 159,628,280 shares at March 31, 2006 and 2005	63,832	63,832	543,389
Capital surplus (Note 6)	76,020	76,458	647,143
Legal reserve (Note 7)	4,320	4,320	36,775
Retained earnings (Note 14)	766,515	722,106	6,525,197
Net unrealized gains on other securities (Note 8)	31,258	6,384	266,093
Less: Treasury stock, at cost (Note 11):			
2,438,225 shares and 1,332,706 shares at			
March 31, 2006 and 2005, respectively	(18,538)	(10,801)	(157,810)
Total shareholders' equity	923,408	862,301	7,860,798
Total liabilities and shareholders' equity	¥ 1,961,462	¥ 1,951,625	$ 16,697,556

Non-Consolidated Statements of Income

ACOM CO., LTD.

Years ended March 31	Millions of Yen 2006	2005	2004	Thousands of U.S. Dollars (Note 3) 2006
Operating income:				
Interest on loans receivable	¥ 367,619	¥ 372,389	¥ 379,332	$ 3,129,471
Fees from credit card business	6,139	6,113	5,714	52,260
Fees from installment sales financing	5,550	9,255	13,799	47,246
Fees from credit guarantees	8,549	6,871	4,503	72,776
Other financial income	46	19	18	391
Sales	—	158	735	—
Other operating income	8,732	7,927	7,695	74,333
Total operating income	396,637	402,734	411,799	3,376,496
Operating expenses:				
Financial expenses	18,186	21,591	26,115	154,813
Cost of sales	—	157	731	—
General and administrative expenses (Notes 5 and 9)	140,442	138,289	133,597	1,195,556
Bad debt expenses	—	—	5,358	—
Provision for bad debts	104,853	99,582	128,251	892,593
Provision for loss on debt guarantees	3,330	2,880	1,865	28,347
Provision for loss on interest repayments	23,700	—	—	201,753
Total operating expenses	290,512	262,500	295,918	2,473,073
Operating profit	106,124	140,234	115,880	903,413
Other income (expenses):				
Other interest and dividend income	1,214	1,078	1,137	10,334
Net loss on sale or disposal of property and equipment	(1,106)	(1,097)	(968)	(9,415)
Net (loss) gain on sale of investments in securities	—	(2)	379	—
Gain on sale of investments in affiliates	286	—	—	2,434
Loss on revaluation of investments in securities	—	(353)	(335)	—
Loss on revaluation of investments in affiliates (Note 13)	—	—	(6,026)	—
Loss on liquidation of investments in trusted real property	—	(78)	(241)	—
Net gain on termination of a welfare pension plan	—	—	2,802	—
Impairment loss (Note 12)	(4)	(1,094)	—	(34)
Other, net	725	344	508	6,171
Total other income (expenses), net	1,114	(1,202)	(2,743)	9,483
Income before income taxes	107,239	139,031	113,136	912,905
Income taxes (Note 5):				
Current	44,770	47,540	54,160	381,118
Deferred	(1,682)	8,490	(6,671)	(14,318)
Total income taxes	43,087	56,030	47,488	366,791
Net income	¥ 64,152	¥ 83,001	¥ 65,648	$ 546,113
	Yen			U.S. Dollars (Note 3)
Amounts per share:				
Net income				
Basic	¥ 407.52	¥ 525.53	¥ 455.36	$ 3.46
Diluted	407.33	525.25	455.28	3.46
Cash dividends	140.00	100.00	80.00	1.19

See accompanying notes to non-consolidated financial statements.

Years ended March 31	Millions of Yen 2006	2005	2004	Thousands of U.S. Dollars (Note 3) 2006
Investing activities				
Decrease in marketable securities	¥ 0	¥ 43	¥ 249	$ 0
Proceeds from sale of property and equipment	703	21	95	5,984
Purchases of property and equipment	(5,177)	(4,789)	(1,926)	(44,070)
Proceeds from maturity or sale of investments in securities	201	934	2,404	1,711
Increase in investments in securities	(46,074)	(0)	(133)	(392,219)
Proceeds from settlement, repayment or sale of investments in and advances to subsidiaries and affiliates	15,543	26,550	13,390	132,314
Additions to investments in and advances to subsidiaries and affiliates	(12,077)	(30,914)	(22,722)	(102,809)
(Increase) decrease in other investments	(36)	64	(747)	(306)
Net cash used in investing activities	(46,916)	(8,090)	(9,388)	(399,387)
Financing activities				
Proceeds from long-term debt	212,482	84,525	378,832	1,808,819
Payments of principal of long-term debt	(334,881)	(327,033)	(497,759)	(2,850,778)
Increase (decrease) in short-term loans	28,500	11,000	(4,900)	242,615
Proceeds from issuance of new shares of common stock	—	92,625	—	—
Net (acquisition) sale of treasury stock	(8,186)	4,416	(11,066)	(69,685)
Cash dividends paid	(19,694)	(12,864)	(11,592)	(167,651)
Net cash used in financing activities	(121,779)	(147,331)	(146,485)	(1,036,681)
Effect of exchange rate changes on cash and cash equivalents	36	(11)	(46)	306
Decrease in cash and cash equivalents	(52,800)	(17,231)	(675)	(449,476)
Cash and cash equivalents at beginning of the year	131,779	149,011	149,686	1,121,809
Cash and cash equivalents at end of the year	¥ 78,978	¥ 131,779	¥ 149,011	$ 672,324

See accompanying notes to non-consolidated financial statements.

Notes to Non-Consolidated Financial Statements

ACOM CO., LTD.

1. Basis of Presenting the Non-Consolidated Financial Statements

The accompanying non-consolidated financial statements of ACOM CO., LTD. (the "Company") relate to the Company only, with investments in subsidiaries and affiliates being stated at cost or revalued amount if any impairment loss is recorded, and have been prepared in accordance with accounting principles generally accepted in Japan and the "Form of Standard Financial Statements in the Consumer Finance Business" (issued by the Federation of Moneylenders Associations of Japan on April 25, 1993).

The accompanying non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the non-consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

Certain items presented in the original non-consolidated financial statements filed with the Prime Minister of Japan have been reclassified for the convenience of readers outside Japan.

Although non-consolidated statements of cash flows are not required in Japan, such statements have been prepared for the purpose of inclusion in these non-consolidated financial statements, after reclassifications made in conformity with the relevant regulations concerning the preparation and presentation of consolidated statements of cash flows.

As permitted under the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sums of the individual amounts.

2. Summary of Significant Accounting Policies

(a) Cash equivalents
The Company considers all highly liquid investments, including time deposits with banks, bond investment funds and marketable securities purchased under resale agreements, with a maturity of three months or less when purchased, to be cash equivalents.

(b) Foreign currency transactions
All monetary assets and liabilities, regardless of short-term or long-term, denominated in foreign currencies are translated into yen at the exchange rates prevailing as of the fiscal year end, and the resulting gains or losses are included in income to the extent that they are not hedged by foreign exchange derivatives.

(c) Marketable securities and investments in securities
Marketable securities and investments in securities are classified by their holding objectives into trading, held-to-maturity or other securities. Trading securities are valued at market value, with resulting gains or losses included in income. Held-to-maturity securities are stated at amortized cost. Other securities are valued at market value with the resulting gains or losses, net of applicable taxes, reported in the shareholders' equity section of the accompanying non-consolidated balance sheets, except that any impairment loss is recorded and charged to income. Other securities for which market value is not available are stated at moving-average cost.

Investments in investment limited partnership and other similar partnership are valued at the net amount of the percentage of interests held based on the latest financial statements on a reporting date stipulated by partnership contract.

Partial Amendment to the Securities and Exchange Law of Japan (Law No.97 of 2004) provided that investments in investment limited partnership and other similar partnership, which were included in "Other" in investments and other assets section of the accompanying non-consolidated balance sheets up to the fiscal year ended March 31, 2004, should be regarded as marketable securities or investments in securities; hence, they are reported in "Investment in securities" in the accompanying non-consolidated balance sheets as of March 31, 2006 and 2005.

The effect of this amendment is to increase investments in securities as of March 31, 2005 by ¥630 million and to decrease other in

investments and other assets section as of March 31, 2005 by the same amount.

(d) Merchandise
Merchandise consists of paintings and is stated at individually specified cost.

(e) Allowance for bad debts
To cover possible losses on collection of loans and other receivables, the Company provided for an allowance (i) with respect to ordinary debts, based on the historical rate of write-off, and (ii) with respect to other specific debts whose recovery is doubtful, based on estimated write-off amounts, after considering the likelihood of recovery on an individual basis.

Loan balances are written off in cases where (i) the Company has confirmed the death or bankruptcy of the debtor or has voluntarily waived repayment of the loan, and (ii) the amounts due have not been collected for a certain period (even after follow-up requests for payment) because of the inability on the part of the debtor or the guarantor to pay.

(f) Property and equipment
Property and equipment is recorded at cost. Depreciation of property and equipment is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets.

(g) Impairment of fixed assets
In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the Accounting Standards Board of Japan (the "ASBJ") issued "Guidance No.6, Guidance for Accounting Standard for Impairment of Fixed Assets." The Company adopted the new accounting standard, which was effective for the fiscal year beginning April 1, 2005 with an early adoption permitted. As a result, income before income taxes for the year ended March 31, 2005 decreased by ¥ 1,094 million.

(h) Stock and bond issuance expenses
Stock and bond issuance expenses are charged to income when incurred. Stock issuance expenses are recorded in "Other, net" in the other income (expenses) section of the accompanying non-consolidated statements of income, and bond issuance expenses are included in "Financial expenses" in the operating expenses section of the accompanying non-consolidated statements of income.

(i) Allowance for loss on debt guarantees
The Company has entered into affiliations with Japanese regional banks and a subsidiary to provide credit guarantees for personal loans held by those banks and the subsidiary. To cover possible losses on debt guarantees, the Company provided for an allowance based on the historical rates of fulfillment of guarantee obligation and subsequent write-off of the guaranteed loans.

(j) Allowance for loss on interest repayments
Under the Law concerning Regulation etc. of Money Lending Business of Japan, moneylenders in Japan are permitted to receive interest at the contract interest rates as valid, if certain conditions are met, beyond the maximum interest rates stipulated in the Interest Rate Restriction Law of Japan ("constructive repayment" rules). However, the Supreme Court decisions at January 13, 2006 and January 19, 2006 concerning the application of the "constructive repayment" rules substantially increased the risk of repayments of the excessive interest as invalid.

To cover possible losses on the interest repayments above described, the Company provided for an allowance based on a reasonable estimation by considering the past actual results and the latest conditions of such repayments. As a result, income before income taxes for the year ended March 31, 2006 decreased by ¥23,700 million ($201,753 thousand).

(k) Employees' retirement benefits
The allowance for employees' retirement benefits is recognized at the net total of the present value of the defined benefit obligation at the balance sheet date, plus any actuarial gains (less any actuarial losses) not yet recognized, minus any past service cost not yet recognized, minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly. If the amount determined above is negative (an asset), such asset is recorded as prepaid pension expenses.

Net retirement benefit expense or income is recognized at the net total of current service cost and interest cost, minus the expected return on any plan assets, minus any actuarial gains (less any actuarial losses) and past service cost recognized during the year, plus any retirement benefits paid as a lump sum and payments to a defined contribution pension plan.

To determine the present value of a defined benefit obligation and the related current service cost and, where applicable, past service cost, the project unit credit method is used.

Actuarial gains or losses and past service cost are recognized for each defined benefit plan over a period not exceeding the expected average remaining working lives of the employees participating in that plan. The Company has recognized actuarial gains or losses evenly over the five years following the respective fiscal years when such gains or losses are identified. In addition, the Company has recognized past service cost evenly over five years from the time of its origination.

(l) Allowance for directors' and corporate auditors' retirement benefits

The allowance for directors' and corporate auditors' retirement benefits is provided at the amount which would have been required to be paid if all directors and corporate auditors had voluntarily terminated their services as of the balance sheet date. This amount has been determined in accordance with the Company's internal rules.

(m) Leases

Non-cancellable lease transactions are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements stipulating the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(n) Recognition of interest income and expense

Interest income and expense are recognized on an accrual basis. However, the Company computes accrued interest income on loans receivable at the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contracted interest rate, whichever is lower.

(o) Recognition of fees from installment sales financing

Fees from customers and participating stores have principally been prorated by the respective number of installments, and the prorated amounts have been recognized as income when they became due (the "sum-of-the-months digits method").

(p) Recognition of fees from credit guarantees

Fees from credit guarantees have been recognized on an accrual basis using the credit-balance method.

(q) Income taxes

The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. In accordance with Japanese tax-effect accounting standards, the asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(r) Derivative and hedging transactions

The Company has used interest rate swap agreements and interest rate options (interest rate caps in long positions only) solely in order to hedge against risks of fluctuations in interest rates relating to its short-term and long-term loans in compliance with the Company's internal rules.

Derivative transactions are valued at market value, except for hedging transactions whose gains or losses are deferred and recorded in the balance sheet until the hedged transactions are settled. These transactions are designated as cash flow hedges. The interest swaps qualifying for hedge accounting and meeting specific matching criteria are not valued at market value but the differential paid or received under the swap agreements are recognized and included in income. Similarly, if interest rate caps are specifically tied to the hedged loan transactions, fees paid for those caps are stated at amortized costs regardless of their market value.

(s) Net income per share

Basic net income per share is computed by dividing net income, the portion attributable to shareholders of common stock only, by the weighted-average number of shares of common stock outstanding during the fiscal year. Accordingly, in the per share computation, the portion not attributable to shareholders of common stock, such as bonuses payable to directors and corporate auditors, should be deducted from net income.

Diluted net income per share is based upon the weighted-average number of shares of common stock outstanding during the fiscal year, after consideration of dilutive effect of potential shares of common stock for the Company's stock option plans.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥117.47 = US$1.00, the exchange rate prevailing on March 31, 2006. The translation should not be construed as a representation that yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Short-Term Loans, Long-Term Debt and Pledged Assets

Long-term debt was summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	**2006**	2005	**2006**
Unsecured loans mainly from banks and other financial institutions at interest rates ranging from 0.069% to 2.3% due through November 2011	**¥ 301,317**	¥ 277,705	**$ 2,565,054**
Loans with collateral mainly from banks and other financial institutions at interest rates ranging from 0.068% to 2.3% due through January 2012	**311,971**	439,637	**2,655,750**
Securitized loans from a financial institution at 1.745% due through February 2008	**15,920**	23,880	**135,523**
Unsecured bonds at interest rates ranging from 0.81% to 2.72% due through February 2015	**265,000**	265,000	**2,255,895**
Less: current portion	**(262,221)**	(324,581)	**(2,232,238)**
	¥ 631,987	¥ 681,641	**$ 5,379,986**

Assets pledged as collateral for substantially short-term and long-term loans from banks and other financial institutions were as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	**2006**	2005	**2006**
Loans receivable	**¥ 340,716**	¥ 472,741	**$ 2,900,451**
Property and equipment, net	**—**	704	**—**
	¥ 340,716	¥ 473,446	**$ 2,900,451**

The above table included loans receivable related to securitized loans of ¥27,623 million ($235,149 thousand) and ¥31,976 millions as of March 31, 2006 and 2005, respectively.

At March 31, 2006 and 2005, the Company had a commitment, at the lenders' request, to furnish at any time collateral pledged on ¥46,582 million ($396,543 thousand) and ¥78,549 million of the loans receivable of ¥340,716 million ($2,900,451 thousand) and ¥472,741 million shown in the above table, respectively. The pledged collateral which the lenders could require covered the following:

March 31	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	**2006**
Short-term loans	**¥ 1,000**	¥ 1,000	**$ 8,512**
Current portion of long-term debt	**24,217**	31,963	**206,154**
Long-term debt	**21,254**	45,471	**180,931**

For the purpose of efficient procurement of working capital, the Company has entered into overdraft contracts with one financial institution and commitment line contracts with three financial institutions, which provided the Company with the overdraft and commitment facilities in the aggregate amount of ¥236,462 million ($2,012,956 thousand) as of March 31, 2006. The unused facilities maintained by the Company as of March 31, 2006 amounted to ¥205,542 million ($1,749,740 thousand).

5. Income Taxes

The Company is subject to a number of taxes based on income. Corporation, inhabitants' and enterprise taxes are charged to the income tax account.

On March 31, 2003, the Local Taxes Law of Japan was amended to introduce the pro forma standard taxation system to enterprise tax from the fiscal years commencing on and after April 1, 2004. Under this system, companies with stated capital of over ¥100 million are subject to taxation based on the sum of stated capital and capital reserve and the total of value added for the fiscal year ("pro forma standards") in exchange for reduced rates on taxable income. The amendment reduced the aggregate statutory tax rates applicable to the Company to approximately 40.7% for the years ended March 31, 2006 and 2005, from 40.9% for the year ended March 31, 2004.

The taxable amounts based on the pro forma standards of enterprise tax for the years ended March 31, 2006 and 2005 were recorded in "General and administrative expenses" in the operating expenses section of the accompanying non-consolidated statements of income, increasing general and administrative expenses for the year ended March 31, 2005 by ¥970 million.

Reconciliations between the statutory tax rates and the effective tax rates as a percentage of income before income taxes for the years ended March 31, 2006, 2005 and 2004 were omitted, as the statutory tax rates did not significantly differ from the effective tax rates.

The tax effects of the temporary differences which give rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2006 and 2005 were presented below:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2006	2005	2006
Deferred tax assets:			
Bad debt write-offs	¥ 11,800	¥ 12,804	$ 100,451
Allowance for bad debts	11,047	16,954	94,041
Allowance for loss on debt guarantees	1,354	1,171	11,526
Allowance for loss on interest repayments	9,643	—	82,089
Accrued bonuses	1,346	1,749	11,458
Allowance for directors' and corporate auditors' retirement benefits	299	290	2,545
Accrued interest income	571	452	4,860
Accrued enterprise tax	1,898	2,065	16,157
Depreciation and amortization	6,625	7,032	56,397
Consumption tax	280	303	2,383
Revaluation of marketable securities	232	232	1,974
Loss on investments in golf club memberships	150	162	1,276
Impairment loss	92	444	783
Other	271	244	2,306
Subtotal	45,614	43,909	388,303
Less: valuation allowance	(392)	(405)	(3,337)
Total gross deferred tax assets	45,221	43,504	384,957
Deferred tax liabilities:			
Prepaid pension expenses	(662)	(627)	(5,635)
Net unrealized gains on other securities	(21,444)	(4,380)	(182,548)
Total gross deferred tax liabilities	(22,107)	(5,008)	(188,192)
Net deferred tax assets	¥ 23,114	¥ 38,496	$ 196,765

As described above, the pro forma standard taxation system to enterprise tax reduced the aggregate statutory tax rate on income of the Company for the fiscal years ending March 31, 2005 and thereafter. The effect of this change was to increase deferred income tax expenses for the year ended March 31, 2004 by ¥205 million.

6. Capital Surplus

Capital surplus represents capital reserve stipulated by the Commercial Code of Japan such as additional paid-in capital, and other capital surplus such as net gain on sale of treasury stock. At March 31, 2006 and 2005, the components of capital surplus were as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2006	2005	2006
Capital reserve:			
Additional paid-in capital	¥ 72,322	¥ 72,322	$ 615,663
Other capital surplus:			
Net gain on sale of treasury stock	3,697	4,135	31,471
	¥ 76,020	¥ 76,458	$ 647,143

7. Legal Reserve

The Commercial Code of Japan provides that an amount equal to at least 10% of cash dividends and directors' and corporate auditors' bonuses in respect of each fiscal period be appropriated to the legal reserve until the sum of such reserve and capital reserve, including additional paid-in capital, equals 25% of stated capital. This reserve is not available for dividends but may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to stated capital by resolution of the board of directors.

8. Net Unrealized Gains on Other Securities

As described in Note 2(c), net unrealized gains on other securities were stated in the shareholders' equity section of the accompanying non-consolidated balance sheets as of March 31, 2006 and 2005 as a result of the application of the market value method to evaluation of marketable securities and investments in securities. However, under the Commercial Code of Japan, such gains are not available for dividends.

9. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and book value of leased equipment as of March 31, 2006 and 2005 and the related depreciation and interest expenses for the years ended March 31, 2006, 2005 and 2004, which would have been reflected in the non-consolidated balance sheets and the related non-consolidated statements of income if finance lease accounting had been applied to the finance lease transactions accounted for as operating leases:

	Millions of Yen						Thousands of U.S. Dollars		
	Acquisition costs		Accumulated depreciation		Book value		Acquisition costs	Accumulated depreciation	Book value
March 31	2006	2005	2006	2005	2006	2005	2006	2006	2006
Equipment	¥ 3,333	¥ 5,002	¥ 2,317	¥ 3,197	¥ 1,015	¥ 1,805	$ 28,373	$ 19,724	$ 8,640

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	2006	2005	2004	2006
Depreciation	¥ 1,052	¥ 1,605	¥ 1,860	$ 8,955
Interest	30	59	89	255

Lease expenses relating to finance lease transactions accounted for as operating leases amounted to ¥1,099 million ($9,355 thousand), ¥1,686 million and ¥1,966 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments subsequent to March 31, 2006 for finance lease transactions accounted for as operating leases were summarized as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 625	$ 5,320
2008 and thereafter	409	3,481
	¥ 1,035	$ 8,810

10. Commitments and Contingent Liabilities

Future payments under rental leases subsequent to March 31, 2006 amounted to ¥1,053 million ($8,963 thousand).

The Company makes loans to customers primarily in the form of revolving credit-line contracts whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2006, the unexercised portion of such facilities amounted to ¥834,762 million ($7,106,171 thousand), including ¥587,092 million ($4,997,803 thousand) for customers with zero outstanding balances. As a certain portion of revolving credit-line contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flows of the Company.

At March 31, 2006, contingent liabilities on the personal loans for which the Company provided credit guarantees amounted to ¥160,452 million ($1,365,897 thousand), net of allowance for loss on debt guarantees in the amount of ¥3,330 million ($28,347 thousand).

In addition, at March 31, 2006, the Company was contingently liable as guarantor of the following subsidiaries:

Name	Amount of guaranteed debt
JLA INCORPORATED	¥1,108 million ($9,432 thousand)
ACOM ESTATE CO., LTD.	¥50 million ($425 thousand)
JCK CREDIT CO., LTD.	¥1,099 million ($9,355 thousand)
IR Loan Servicing, Inc.	¥1,200 million ($10,215 thousand)
DC Cash One Ltd.	¥72,733 million ($619,162 thousand)
EASY BUY Public Company Limited	¥38,855 million ($330,765 thousand)

Refer to Note 4 for pledged assets

11. Stock Option Plans

The Company has two stock option plans for the granting of non-transferable options to certain eligible directors and key employees of the Company.

On August 1, 2001, options were granted for terms of five years to purchase the aggregate of 346,800 shares of common stock of the Company at ¥10,682 per share. The option price was adjusted to ¥10,628 per share due to the issuance of new shares of common stock to Mitsubishi Tokyo Financial Group, Inc. (currently, Mitsubishi UFJ Financial Group, Inc.) on April 20, 2004. The options were exercisable beginning on July 1, 2003. To provide for exercise of the options, in August 2001, the Company purchased 346,800 shares of common stock in the aggregate amount of ¥3,796 million from the stock market, which were included in "Treasury stock" of the shareholders' equity section of the accompanying non-consolidated balance sheets as of March 31, 2006 and 2005.

On August 1, 2003, options were granted for terms of five years to purchase the aggregate of 352,400 shares of common stock of the Company at ¥4,959 per share. The option price was adjusted to ¥4,931 per share due to the same reason above. The options were exercisable beginning on July 1, 2005.

The changes in numbers of stock options expressed in shares of common stock were summarized as follows:

	Shares	
	Plan 2001	Plan 2003
Balance as of March 31, 2003	332,000	—
Granted	—	352,400
Exercised	(0)	—
Expired on retirement	(9,600)	(7,000)
Balance as of March 31, 2004	322,400	345,400
Exercised	(0)	—
Expired on retirement	(6,200)	(5,400)
Balance as of March 31, 2005	316,200	340,000
Exercised	(0)	(206,990)
Expired on retirement	(7,800)	(3,000)
Balance as of March 31, 2006	308,400	130,010

12. Impairment of Fixed Assets

The Company determined each operation center of loan businesses, installment sale finance businesses and other financial services as the smallest cash-generating group to which the assets belonged. Also, each asset to be disposed of was determined as the smallest cash-generating group of assets. The head office of the Company and the welfare facilities for employees independent of cash-generating were considered to be corporate assets.

Impairment loss for assets to be disposed of was recognized because the carrying amount of these assets exceeded the net selling value.

Impairment loss was measured as the amount by which the carrying amount of the assets exceeded its recoverable amount, the net selling value estimated by real estate appraisers.

Impairment loss for the year ended March 31, 2006 amounted to ¥0 million ($0 thousand) for land and ¥3 million ($25 thousand) for buildings and structures. Impairment loss for the year ended March 31, 2005 amounted to ¥945 million for land, ¥94 million for buildings and structures and ¥54 million for intangible assets.

13. Loss on Revaluation of Investments in Affiliates

In the fiscal year ended March 31, 2004, the Company recorded a loss of ¥5,950 million as a result of capital restructuring, including capital reduction, of Tokyo-Mitsubishi Cash One Ltd. (currently, DC Cash One Ltd.), executed in March 2004. In addition, in the fiscal year ended March 31, 2004, the Company recorded a loss of ¥76 million for the anticipated sale of all of the holding shares of common stock of ASCOT CO., LTD.

14. Subsequent Event

The following appropriations of retained earnings, which have not been reflected in the accompanying non-consolidated financial statements for the year ended March 31, 2006, were approved at a shareholders' meeting held on June 22, 2006:

	Millions of Yen
Cash dividends (¥70.00 = US$0.59)	¥ 11,003
Bonuses to directors	34

Report of Independent Auditors on the Non-Consolidated Financial Statements

ERNST & YOUNG SHINNIHON

■ Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

■ Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
ACOM CO., LTD.

We have audited the accompanying non-consolidated balance sheets of ACOM CO., LTD. as of March 31, 2006 and 2005, and the related non-consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of ACOM CO., LTD. at March 31, 2006 and 2005, and the non-consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Ernst & Young ShinNihon

June 22, 2006

A MEMBER OF ERNST & YOUNG GLOBAL

The ACOM Group

Consolidated Subsidiaries

DC Cash One Ltd. Nihonbashi Plaza Bldg. 3-4 Nihonbashi 2-chome Chuo-ku, Tokyo, Japan Telephone : (03) 5299-6600	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Unsecured loan business and guarantee business Aug. 2001 ¥14,341 million 54.73% ¥11,763 million
JCK CREDIT CO., LTD. Nishi-Shinjuku Kimuraya Bldg. 5-25, Nishi-Shinjuku 7-chome Shinjuku-ku, Tokyo, Japan Telephone : (03) 5338-1321	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Installment sales finance and loan business Oct. 1984 ¥500 million 100.0% ¥2,348 million
IR Loan Servicing, Inc.[*1] Trusty Koujimachi Bldg. 4 Koujimachi 3-chome, Chiyoda-ku, Tokyo, Japan Telephone : (03) 5215-6511	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Loan servicing business Jun. 2000 ¥520 million 80.0% ¥14,138 million
RELATES CO., LTD. Tokyo Dia Building No.3 28-25, Shinkawa 1-chome Chuo-ku, Tokyo, Japan Telephone : (03) 3523-6641	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Entrusted call center functions business from banks Jan. 2005 ¥300 million 100.0% ¥971 million
AC Ventures Co., Ltd. 1-1, Marunouchi 2-chome Chiyoda-ku, Tokyo, Japan Telephone : (03) 3834-2121 (Ueno office)	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Development, investment, promotion and support of venture companies Mar. 2005 ¥100 million 100.0% ¥265 million
ACOM RENTAL CO., LTD. ACOM Shinbashi Bldg. 11-1, Shinbashi 3-chome, Minato-ku, Tokyo, Japan Telephone: (03) 5401-0044	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Comprehensive rental business Oct. 1999 ¥320 million 100.0% ¥4,343 million
JLA INCORPORATED Osaka Ekimae Dai 4 Bldg. 11-4, Umeda 1-chome, Kita-ku, Osaka, Japan Telephone: (06) 6347-1281	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Advertising agency, interior design and construction of service outlets May. 1972 ¥45 million 100.0% ¥22,478 million
AJAST Ltd. ACOM Fujimi Bldg. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3221-9408	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Insurance agency business Feb. 1992 ¥4 million 25.0%, (75.0%)[*2] ¥70 million
ACOM ESTATE CO., LTD. ACOM Iidabashi Bldg. 10-10, Iidabashi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3221-6950	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Real estate management business Mar. 1996 ¥7,540 million 100.0% ¥1,299 million

ABS CO., LTD. Wizem Bldg. 3-8, Ueno 3-chome Taito-ku, Tokyo, Japan Telephone: (03) 3834-9215	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Maintenance of buildings and other properties Oct. 1997 ¥30 million 0.0% (100.0%)[*2] ¥1,581 million
AB PARTNER CO., LTD. ACOM Fujimi Bldg. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan Telephone: (03) 3234-9301	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Entrusted back-office (clerical work) services Nov. 2000 ¥300 million 100.0% ¥3,178 million
EASY BUY Public Company Limited 952 Ramaland Building, 11th,13th Floor, Rama IV Road, Kwaeng Suriyawongse, Khet Bangrak, Bangkok, Kingdom of Thailand	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Hire purchase and unsecured loan business in Thailand Sep. 1996 THB 200 million 49.0%[*3] THB 6,104 million[*6]
ACOM FUNDING CO., LTD. M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands, British West Indies	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Financial services for ACOM (Special Purpose Company) Jul. 2002 US$1,000 100.0% ¥3 million[*6]
ACOM PACIFIC, INC.[*4] 1008 Pacific New Building, 238 Archbishop F.C. Flores Street, Hagatna, Guam	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Lease of health resorts in Guam (U.S.A.) Jul. 1993 US$10 thousand 100.0% US$19 thousand[*6]
ACOM (U.S.A.) INC. 229 South State Street, Dover, Kent County DE, U.S.A.	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	–[*5] Dec. 1986 US$34 million 100.0% –[*6]

Equity-Method Affiliate

DC Card Co., Ltd. Shibuya Mitsubishi Bldg. 3-2, Dougenzaka 1-chome Shibuya-ku, Tokyo, Japan Telephone: (03) 3464-6611	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company: FY05 Operating Income:	Credit card, loan, loan guarantee, and contraction for automated fund transfer, etc. Dec. 1967 ¥7,600 million 20.33% ¥93,592 million

*Notes: 1. ACOM aquired all shares of DC Servicer company, Ltd. on October 3, 2005. DC Servicer company, Ltd.was merged into IR Loan Servicing, Inc. on January 1, 2006 and it was dissolved at the same time.

2. Figures in parentheses indicate indirect ownership by ACOM CO., LTD.
3. The Company treated any entity deemed as being substantially controlled by the Company as a consolidated subsidiary, even if it is less-than-majority owned.
4. ACOM PACIFIC, INC. was liquidated on March 29, 2006.
5. ACOM (U.S.A.) INC. suspended its operation, therefore, summaries of its business are omitted, and further business scheme is under consideration.
6. Year ended December 2005.
7. AC Ventures Fourth Investment Partnership and AC Ventures Fifth Investment Partnership became consolidated subsidiaries in this consolidated fiscal year as they were newly composed on April 25, 2005, however they are omitted above.

Organization Chart

As of April 1, 2006



General Meeting of Shareholders
Board of Directors
President
Executive Officers Meeting
Board of Statutory Auditors
Statutory Auditors
Corporate Planning Dept.
Corporate Management Dept.
Overseas Business Development Dept.
Affiliated Enterprises & Business Development Dept.
Retail Strategy Planning Office
Treasury Dept.
Human Resources Dept.
General Affairs Dept.
Public Relations Dept.
Advertising Department
Business Planning Dept.
Business Promotion Dept.
Business Promotion Dept. No.1
Business Promotion Dept. No.2
Business Promotion Dept. No.3
Business Promotion Dept. No.4
Credit Card/ Installment Business Dept.
Guarantee Business Dept.
Customer Relations Dept.
Credit Supervision Dept. No.1
Credit Supervision Dept. No.2
Operation Risk Management Dept.
System Development & Administration Dept.
Internal Audit Dept.
Legal Dept.
Business Ethics Office
Employment Counseling Office
Investor Relations Office
Human Resources Development Office
Executive Secretariat
Branches
Contact Center
Business Offices
Credit Card Call Center
Credit Card Service Center
Credit Card Issuing Center
Credit Card Processing Center
Credit Guarantees Center
Card Business Service Center
Customer Support Center
Customer Counseling Center
Business Partnership Systems Development Office
Statutory Auditor's Office

Corporate Data

As of March 31, 2006

Company Name:	ACOM CO., LTD.
Incorporated:	October 23, 1978
Established:	April 2, 1936
Paid-in Capital:	¥63,832 million
Business Outline:	Loan, Credit Card, Installment Sales Finance, and Guarantee
Number of Employees:	3,911
Head Office:	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8307, Japan
Independent Auditors:	SHIN NIHON & CO. (Member firm of ERNST & YOUNG INTERNATIONAL)

For Further Information, Please Contact:

Investor Relations Office

Meiji Yasuda Seimei Bldg.(8th Floor), 1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307, Japan
Tel: (03)5533-0631 Fax: (03)3215-3145

http://www.acom.co.jp/corp/english/

acom

PRINTED WITH SOY INK

This annual report was printed with soy-based ink on paper made from non-wood and elemental chlorine free (ECF) pulp.

EXHIBIT 1

(TRANSLATION)

Brief Statement of Financial Results for the Fiscal Year Ended March 2006 (Consolidated)

April 27, 2006

Forward-looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the fiscal year ended March 2006 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code No.:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone No.:	(03) 5533-0631
Date of the board of directors' meeting for the account settlement:	April 27, 2006
Name of parent and other related companies:	Mitsubishi UFJ Financial Group, Inc., (Code No.:8306), 4 other companies
Percentage of shares of voting stock of the Company owned by the parent and other related companies:	15.20%
U.S. accounting standards:	Not adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Consolidated) and the Annexed Materials.

1. Consolidated Business Results for the Fiscal Year Ended March 2006 (from April 1, 2005 to March 31, 2006)

(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
3/06	445,431	2.6%	110,392	(23.5%)	113,011	(21.2%)
3/05	433,965	(0.2%)	144,361	19.9%	143,347	20.7%

	Net Income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)	Return on Equity	Income Before Extraordinary Items to Total Assets	Income Before Extraordinary Items to Operating Income
3/06	65,595	(19.5%)	416.69	416.50	7.3%	5.4%	25.4%
3/05	81,533	15.9%	516.24	515.96	10.4%	6.9%	33.0%

Notes: 1. Gain/loss on investment in equity-method: 734 million yen in fiscal year ended March 2006 and -1,801 million yen in fiscal year ended March 2005

2. Average outstanding shares (consolidated): 157,337,635 in fiscal year ended Mach 2006 and 157,866,942 in fiscal year ended March 2005

3. Change in accounting polices: None

4. Regarding operating income, operating profit, income before extraordinary items, and net income, the figures in percentages show the growth of change from previous fiscal year.

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholder's Equity per Share (Yen)
3/06	2,106,681	927,722	44.0%	5,901.70
3/05	2,077,334	863,760	41.6%	5,456.40

Note: Outstanding shares (consolidated) at fiscal year-end were 157,190,055 in fiscal year ended March 2006 and 158,295,574 in fiscal year ended March 2005.

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
3/06	100,226	(44,973)	(104,389)	97,399
3/05	141,014	(17,350)	(136,508)	145,920

(4) Scope of Consolidation and Equity Method

Number of consolidated subsidiaries:	17
Number of unconsolidated subsidiaries accounted for under equity method:	-
Number of consolidated affiliates accounted for under equity method:	1

(5) Change in Scope of Consolidation and Equity Method

Consolidated subsidiaries (addition):	2
Consolidated subsidiaries (exclusion):	2
Affiliates accounted for under equity method (addition):	-
Affiliates accounted for under equity method (exclusion):	1

2. Forecasts for the Next Fiscal Year Ending March 2007 (from April 1, 2006 to March 31, 2007)

(Millions of yen)

	Operating Income	Income before Extraordinary Items	Net Income
Interim	218,100	56,400	33,000
Annual	438,300	113,900	66,600

Reference: The forecasted net income per share (annual): 423.47 yen

[Annexed Materials]

1. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 17 subsidiaries (including investing business associations), and 1 affiliate as well as 2 other related companies and 3 subsidiaries of other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance business, loan guarantee business, and loan servicing business. Other business lines include rental business, advertising agency, real estate-related business, and insurance agency business.

The following table explains the positioning of each group company.

Segment		Company	Business	Classification
Financial Service Businesses	Loan business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	——
		DC Cash One Ltd.	Unsecured loan business	Consolidated subsidiary
		JCK CREDIT CO., LTD.		
		DC Card Co., Ltd.		Equity-method affiliate
		EASY BUY Public Company Limited	Unsecured loan business in Thailand	Consolidated subsidiary
	Credit card business	ACOM CO., LTD.	Credit card business of which the principal commodity is ACOM MasterCard	——
		DC Card Co., Ltd.	Credit card business of which the principal commodity is DC CARD	Equity-method affiliate
	Installment sales finance business	ACOM CO., LTD.	Installment sales finance business	——
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		EASY BUY Public Company Limited	Hire purchase business in Thailand	
	Guarantee business	ACOM CO., LTD.	Guarantee business for personal loan of banks, etc.	——
		DC Cash One Ltd.		Consolidated subsidiary
		DC Card Co., Ltd.	Loan guarantee business for banks, etc.	Equity-method affiliate
	Loan servicing business	IR Loan Servicing, Inc.	Loan recovery (servicing) business	Consolidated subsidiary
	Others	RELATES CO., LTD.	Entrusted with call center functions of banks, etc.	Consolidated subsidiary
		AC Ventures Co., Ltd.	Development, investment, promotion and support of venture companies	
		ACOM FUNDING CO., LTD.	Financial services for ACOM (Special Purpose Company)	
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Advertising agency, interior design and construction of service outlets	
		AJAST Ltd.	Insurance agency business	
		ACOM ESTATE CO., LTD.	Real estate management	
		ABS CO., LTD.	Maintenance of buildings and other properties	
		AB PARTNER CO., LTD.	Entrusted back-office services	
		ACOM PACIFIC, INC.	——	
		ACOM (U.S.A.) INC.		
Other Related Company		Mitsubishi UFJ Financial Group, Inc.	Bank holding company	Other related company
		Mitsubishi UFJ Trust and Banking Corporation	Trust bank business	Subsidiary of other related company
		Mitsubishi UFJ Securities Co., Ltd.	Securities business	
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes:
1. ACOM (U.S.A.) INC. suspended their operation, therefore, summaries of their businesses are omitted above.
2. SIAM A&C CO., LTD. changed its corporate name to EASY BUY Public Company Limited on April 1, 2005.
3. On September 2, 2005, ACOM sold all of its holding shares of CHAILEASE ACOM FINANCE CO., LTD., which was an equity-method affiliated company.
4. ACOM PACIFIC, INC. operated and maintained ACOM's health resorts (welfare facilities) in Guam (U.S.A.), however it was dissolved on March 29, 2006 in line with the clearance of the welfare facilities on September 7, 2005.

5. Mitsubishi UFJ Financial Group., Inc. was created upon the merger between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. on October 1, 2005. Furthermore, The Mitsubishi Trust and Banking Corporation was changed to Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi Securities Co., Ltd. was changed to Mitsubishi UFJ Securities Co., Ltd.

6. ACOM acquired all shares of DC Servicer company Ltd. on October 3, 2005, and DC Servicer company Ltd. was merged into IR Loan Servicing, Inc. on January 1, 2006.

7. ACOM INTERNATIONAL, INC. was merged into ACOM (U.S.A.) INC. on December 31, 2005.

Diagram of Business of ACOM Group


Customers
Loan business
Credit card business
Installment sales finance business
Loan guarantee business
ACOM
Loan business and loan guarantee business
Providing credit guarantee for unsecured loans
DC Cash One Ltd.
(Consolidated subsidiary)
Credit card business, loan business and loan guarantee business
DC Card Co., Ltd.
(Equity-method affiliate)
Installment sales finance business and loan business
JCK CREDIT CO., LTD.
(Consolidated subsidiary)
Loan recovery (servicing) business
Recovery (servicing) business for installment sales finance debts
IR Loan Servicing, Inc.
(Consolidated subsidiary)
Entrusted with call center functions of guarantee business partner
RELATES CO., LTD.
(Consolidated subsidiary)
AC Ventures Co., Ltd.
(Consolidated subsidiary)
Comprehensive rental business
ACOM RENTAL CO., LTD.
(Consolidated subsidiary)
Advertising and outlets' interior design
JLA INCORPORATED
(Consolidated subsidiary)
Insurance services
AJAST Ltd.
(Consolidated subsidiary)
Real estate management
ACOM ESTATE CO., LTD.
(Consolidated subsidiary)
Cleaning of stores and building management
ABS CO., LTD.
(Consolidated subsidiary)
Entrusted back-office service
AB PARTNER CO., LTD.
(Consolidated subsidiary)
Hire purchase business and loan business
EASY BUY Public Company Limited
(Consolidated subsidiary)
Financial services
ACOM FUNDING CO., LTD.
(Consolidated subsidiary)
Mitsubishi UFJ Financial Group, Inc.
(Other related company)
Mitsubishi UFJ Trust and Banking Corporation
(Subsidiary of other related company)
Mitsubishi UFJ Securities Co., Ltd.
(Subsidiary of other related company)
Maruito Shokusan Co., Ltd.
(Other related company)
Maruito Shoten Co., Ltd.
(Subsidiary of other related company)

Note: 1. ACOM (U.S.A.) INC. suspended its operation, therefore, they are eliminated from the diagram.
2. Investing business associations are omitted as they operate funds.

2. Management Policy

(1) Basic management policy

We, ACOM Group, were founded under the motto "Extending the feeling of confidence from person to person" in which we place our corporate philosophy of "Serving humanity", "Putting the customer first", and "Creative and innovative management" to deepen mutual trust between all stakeholders and achieve growth in concert with society.

(A)Spreading business ethics (Compliance)

ACOM Group positions strict compliance with business ethics as one of our most important management challenges and promotes the adoption of business ethics based on the "ACOM Ethical Codes for Business" and "Business Ethics Three-Year Plan."We will further push forward for the deeper permeation of business ethics (compliance) in all departments and staff in order for the ACOM Group to achieve long-term growth and fulfill our social responsibilities into the future.

(B)Expanding business fields and strengthening the revenue base through mobilization of the Group's total management resources

ACOM Group focuses on promoting its group management by enhancing coordination among respective ACOM Group businesses, centered on its financial service companies and taking advantage of the synergy effect created by its tie-up with Mitsubishi UFJ Financial Group, Inc. (hereafter, "MUFG") to the fullest, aiming at expanding the scale of its financial service business. ACOM Group will also proactively push ahead with its efforts to enter new business fields by leveraging the varied business expertise it has cultivated over the years and by strengthening its revenue base and expanding its business fields.

(C)Expanding the scale of business by strengthening competitiveness in service quality

Under the motto of "Putting the customer first," ACOM Group will further strengthen its competitiveness in service quality by restructuring and implementing business strategies that are capable of coping with rapidly changing market trends (customers, regulatory requirements, intensified competition etc.) in order to improve its asset quality and expand its scale of business. We will also try to improve our credit screening techniques by, for example, enhancing our computer credit screening system and clarifying our customer segments into smaller categories.

(D)Reinforcing competitive edge by promoting operational reforms

We have focused on cost-cutting operations and pursuit of high profitability through reduction of outlet expenses by introducing the "MUJINKUN" (automatic contract machines) and promoting the efficient use of personnel. We will enhance our cost competitiveness by conducting reforms in business operations at all of our group companies, and further promoting low-cost operations in the future. To achieve these goals, we are conducting a full-scale review of our existing business operations in an effort to create a more robust system framework.

(E)Nurturing professionals

In preparation for future business growth, we will endeavor to nurture professionals with financial expertise in our group and personnel who will be responsible for future management by implementing systematic job rotations, on-the-job training, and educational programs.

(2) Basic policy on profit distribution

With regard to profit distribution to shareholders, it is our basic policy to attempt aggressive and continuous profit distribution with enhanced dividends, taking into consideration the economic and financial situation and our own performance.

Also, as a goal for returns to shareholders, ACOM Group advocates "a medium term plan which, based on the targeted shareholders' equity ratio, aims at maintaining no less than 30% net income ratio against the total amount of treasury stock purchased, plus the dividend payments thereon, every fiscal year."

Based on this fundamental policy, it paid an interim dividend of 70 yen per share for this interim period ended September 30, 2005. It intends to pay the same amount of dividend at the end of this fiscal year, making a dividend for the full financial year 140 yen per share. Retained earnings will be allocated to strategic investments to enhance our business base, including optimal relocation of business outlets, improvements to the business structure to achieve a low-cost operation system, and further development of new businesses.

In addition, we repurchased 1,312,460 shares of our common stock on the Tokyo Stock Exchange from May to June in 2005.

(3) Policy concerning reduction in the number of shares comprising a trading unit

At a meeting of the board of directors held on February 18, 2002, a reduction from 100 to 10 shares comprising a single trading unit was approved. This measure, intended to increase the liquidity of ACOM's shares and expand the range of investors, took effect on May 1, 2002.

We will continue to consider appropriate measures, taking into account the trends in the stock market and ACOM's share prices.

(4)Target indicators

ACOM Group has adopted a series of target indicators intended to guide the ACOM Group toward the achievement of higher shareholder value and the continuation of stable business management. In this context, special emphasis is placed on return on equity (ROE), return on assets (ROA) and shareholders' equity ratio. Similarly, ACOM Group is also intent on improving other indicators such as the ratio of income before extraordinary items to total assets, the ratio of income before extraordinary items to operating income, and net income per share.

(5)Medium-to-long term corporate management strategies

The business environment surrounding ACOM Group will continue to be harsh due to structural changes in our society as represented by the declining birthrate and the aging population, intensifying competition, regulatory revisions etc. Under this business climate, ACOM Group has set up its corporate image for the medium term as the "Best Life Partner", which aims at successfully gaining the highest satisfaction and confidence from its customers through its advanced comprehensive financial services that cover all the consumer credit markets, including loan, credit card, and installment sales finance business.

ACOM Group also intends to broaden and develop its diversified financial business lines, such as new financial business generated from business alliances with MUFG Group, guarantee business, loan servicing business, and call center operation business. Its accumulated technologies and expertise concerning consumer finance, IT technologies for channel development and cost saving methods through centralization of businesses will work as effective weapons for the accomplishment of the aforementioned objectives and will serve for the development of ACOM Group's medium-term growth potential.

(6) Problems to be tackled

In addition to the current harsh market situation, problems affecting its loan business, such as increasing number of legal adjustments to debts, and growing demands for the return of the excess portion of consumer loan interest by customers, have obliged ACOM Group to strongly push forward such corporate strategies that include "Spreading Business Ethics (Compliance)", "Expanding business fields and strengthening the revenue base through mobilization of the group's total management resources", "Expanding the scale of business by strengthening competitiveness in service quality", "Reinforcing competitive edge by promoting operational reforms", and "Nurturing professionals".

For the further improvement of its corporate value, ACOM Group also aims at building up strong management bases and securing stable revenue sources by making the utmost use of business alliance effects with the MUFG group, including expanded business domains, improved credibility, and enhanced brand image.

(A) Voluntary efforts for the establishment of a sound consumer finance market

Under the three voluntary effort themes contained in the joint announcement of "Self-imposed Attempt for Further Improvement of the Soundness of Consumer Finance Market" made by ACOM Group with six other companies in the same industry (comprising "Support for sound family budget management", "Active transmission of information concerning safe use of credit facilities," and "Efforts for constructing effective safety nets"), ACOM Group will promote the following activities:

*Support for sound family budget management
- Development and introduction of Consumer Behavior Analysis Service
- Development and introduction of Diagnostic Consulting Service for Family Budget Management
- Promotion of planned repayment in revolving credit transactions

* Active transmission of information concerning safe use of credit facilities
- Running campaigns to prevent over-borrowing
- Production and distribution of informational leaflets (User's Manual)
- Implementation of measures concerning Commercial TV Messages

* Efforts for constructing effective safety nets
- Establishing an entity dedicating itself to the early construction of financial safety nets

(B) Efforts for the enhancement and strengthening of the internal control system

In view of the scheduled publication of a draft of the "Guidelines for Evaluating Internal Controls" by the Financial Services Agency, as well as that of the interim report on "Framework for disclosure and evaluation of Corporate Governance, Risk Management and Internal Control" by the Ministry of Economy, Trade and Industry, ACOM Group has organized an internal review system that comprises project teams each dedicated to the study of "Establishment of Evaluation System for Financial Reporting", "Amplification of Corporate Governance", "Establishment of a Sound Risk Management System", and "Improvement of Internal Control System", respectively. ACOM Group will continuously review the progress of these studies for enhancement and strengthening of internal control functions subject to the expected legislative measures.

(C)Growing demands for return of excess portion of consumer loan interest

The maximum interest chargeable in the Consumer Loan Business is regulated under the "Law Concerning Regulation, etc. of Receiving of Capital Subscriptions, Deposits, Interest on Deposits, etc. (hereinafter referred to as the "Investment Law")".Currently all of ACOM Group's Loan Products are offered to customers at interest rates not exceeding the maximum limit regulated under the Investment Law. However, from the viewpoint of the Interest Rate Restriction Law, there do exist excess portions of loan interest (hereinafter referred to as "excess interest portion").

In the event of ACOM Group customer's (including its legal representative) filing applications for Court-mandated Rehabilitation or Voluntary Bankruptcy, there are cases in which such customer refuses to pay the excess interest portion, or demands the return of the same, and ACOM Group has to agreed to debt forgiveness or repayment of the excessive interest portion.
The number of such customers demanding return of the excess interest portion is increasing annually.

Also, in relation to the "Supreme Court Ruling" in the litigation of demand for return of the excess interest portion, amendments to the implementation of the Law concerning Regulation etc. of Money Lending Business (hereinafter referred to as the "Money Lending Control Law") has been enforced as from April 11 of this year (a further part of which became enforceable on July 1).

While responding carefully to such amendments to the regulations under the Money Lending Control Law through stricter evaluations of credit risks and active counseling activities extended to its customers, ACOM Group intends to exert its maximum efforts in maintaining soundness in its receivables, securing reasonable profits from its business activities, and contributing to the recovery and maintenance of normal and sound family budget management by its customers.

(7) Matters related to the Parent Company, etc.
(A) Business names, etc. of the Parent Company, etc.

Business name or name of Parent Company, etc.	Attribute	Percentage of ownership of voting rights held by the Parent Company, etc. (%)	Stock Exchange, etc. under which the Parent Company (etc.)'s stock is listed
Maruito Shokusan, Co., Ltd.	Applicable other company where listed company is the affiliate of the other company	19.86 (2.46)	-
Mitsubishi UFJ Financial Group, Inc.	Same as above	15.20 (2.01)	Tokyo Stock Exchange First Section Osaka Stock Exchange First Section Nagoya Stock Exchange First Section New York Stock Exchange (U.S.A) London Stock Exchange (UK)
Maruito Shoten Co., Ltd.	Same as above	2.46 (-)	-
Mitsubishi UFJ Trust and Banking Corporation	Same as above	2.01 (-)	-
Mitsubishi UFJ Securities Co., Ltd.	Same as above	0.00 (-)	Tokyo Stock Exchange First Section Osaka Stock Exchange First Section Nagoya Stock Exchange First Section

(Note) The figures in (   ) under the percentage of ownership of voting rights held by the Parent Company, etc. column indicates percentage of indirect ownership.

(B) Business name or name of entity among parent company, etc., that is considered to have the most influence on ACOM, and the reason.

Business name or corporate name	Reason
Mitsubishi UFJ Financial Group, Inc.	*The ownership percentage of voting rights of Mitsubishi UFJ Financial Group, Inc. in ACOM is 15.20% in total, together with percentages of its subsidiaries, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd. *ACOM and Mitsubishi UFJ Financial Group, Inc. engage in a business alliance in the retail field. *One of Mitsubishi UFJ Financial Group, Inc.'s directors concurrently holds an outside director position at ACOM.

(C) ACOM's position in relation to the Group Companies of the Parent Company, etc. and ACOM's relationship with the Parent Company, etc. and other listed companies

(a) ACOM's position in relation to the Group Companies of the Parent Company, etc.

The aims of ACOM's business tie-up with MUFG are to boost revenue by strengthening and enhancing our competitiveness in the consumer finance market within retail business, and to contribute to the sound development of Japan's consumer finance market. A capital alliance between the two companies is also in place in order to maintain an even closer and more comprehensive business tie-up over a long period. As Mitsubishi UFJ Financial Group, Inc. owns 15.20% of voting rights in ACOM, together with its subsidiaries, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd., ACOM is now an equity-method affiliate of MUFG.

ACOM secures its management independency in determining its business operations and management judgment. ACOM has a basic concept of establishing sound, transparent and efficient management with focused efforts on "thoroughness of "Compliance", "Expansion of Internal Control System", "Strengthening of Risk Management Structure", "Positive Promotion of Disclosure", etc. In addition, ACOM established its "Corporate Governance Structure", which includes several measures. Apart from the functions of the Board of Directors' monitoring and supervision of business execution and the Corporate Auditor's surveillance of business execution, ACOM introduced an executive officer system in June 2003 with the intention of enhancing business execution functions and clearly separate the functions between supervision and business execution. This also enhanced the internal control system through regular discussions by the Board of Directors, Executive Management, Affiliate Firms Adjustment meeting, and the Business Ethics Committee.

(b) Other relationships concerning the listed company and the Parent Company

ACOM started loan business from 1978 through the transfer of loan claims and operational outlets from Maruito Co, Ltd., a company belonging to Maruito Group. Maruito Shoten Co. Ltd. is a subsidiary of Maruito Shokusan Co., Ltd.; both companies do not have a business relationship or transactions with ACOM.

(D) Matters related to transactions with the Parent Company., etc.

Please refer to "4. Consolidated financial statements, etc. and (14) Transactions with related parties" in the Brief Statement of Financial Results.

3. Business Results and Financial Position

(1) Business results

(A) Business results for this fiscal year

Thanks to continuing active capital investment due to the high level of corporate earnings and the steady recovery of consumer expenditure reflecting the improved employment situation and wage levels, our economy as a whole has shown a gradual upturn during the first half of the current consolidated accounting period. However, the business environment surrounding ACOM Group is becoming increasingly severe due to intensified competition resulting from widening diversification of consumer needs, full-fledged arrival of an aging society with fewer children, and mounting market penetration by new entrants from other business sectors.

In this environment, ACOM Group continued to pursue our fundamental management policies of enhancing Group management to expand the scope of our business and strengthen our revenue base, expanding the scale of our business by improving the competitiveness in service quality, upgrading our cost competitiveness by implementing sweeping business reforms, fostering a professional staff, and inculcating business ethics (compliance) among our personnel. Maintaining our focus on improving the quality of our assets, augmenting our ability to attract new customers, and constructing an even more efficient sales system, we continued to implement a strategy of forging a solid footing in our loan and consumer credit businesses, while also seeking to expand the scope of the loan business under our own brand and that of our consolidated subsidiary DC Cash One Ltd. (hereinafter, "DC Cash One") In addition, we have given priority in our

credit card and loan servicing businesses to cultivating customer segments untapped by our loan business. We have also been actively expanding our existing businesses overseas, as well as engaging in activities centered on providing operational support in Taiwan and conducting research activities in the Chinese market.

The results for the consolidated accounting period recorded operating income of 445,431 million yen (an increase of 2.6% year-on-year), operating expenses of 335,039 million yen (an increase of 15.7% year-on-year), income before extraordinary items of 113,011 million yen (a decrease of 21.2% year-on-year) and net income of 65,595 million yen (a decrease of 19.5% year-on-year). The major factor behind the increase in operating expenses is a 23,700 million yen of allowances for loss on interest repayments so that we will be able to cope with the risk associated with the reimbursement of the portion of interest in excess of the interest ceiling to customers, given an increase in legal arrangements for debts in the loan business

The following are the major strategic measures adopted during the consolidated accounting period.

(Reorganization)
To strengthen promotional functions for the development of overseas business as well as for creating domestic and foreign new business opportunities, including M&A and new investment projects, the Affiliated Enterprises & Business Development Department was divided into "Affiliated Enterprises & Business Development Department" and "Overseas Business Development Department" in April, 2005. In addition, the Inspection Department was reorganized into the "Internal Audit Department" to enhance our internal auditing function and consolidate the internal management system. Furthermore, to strengthen promotional, controlling and planning functions in the business field, the Business Promotion Department was divided into the "Business Promotion Department" and the "Business Planning Department" in July 2005. In October, 2005, the "Advertising Department" was newly established by separating the publicity and advertisement functions from the Business Planning Department so as to enhance and amplify those functions. Also, the Business Reorganization Office was set up under the Business Promotion Department to promote business improvement on loan operations.

(Domestic business development)
In accordance with the basic agreement concluded with the Mitsubishi Tokyo Financial Group Inc. (Present: Mitsubishi UFJ Financial Group Inc.) on October 29, 2004, we acquired DC Servicer company., Ltd., a former MUFG Group company, so as to make it our 100% owned subsidiary in October 2005. Then, in January 2006, DC Servicer Company., Ltd. was merged and taken over by IR Loan Servicing, Inc. based on our policy to enhance our loan servicing business.

In addition, we acquired 32,085,000 shares of OMC Card, Inc. (15.02% of the total number of shares issued) to establish a friendly business relationship with them.

(Overseas business development)
Under joint capitalization with Peking University, the leading university representing academic institutions in the People's Republic of China, PKU-ACOM Financial Information Research Center (located in the city of Beijing, the People's Republic of China) was set up in September 2005 for the purpose of conducting joint research work with respect to consumer finance and financial information systems in China. ACOM Group provides comprehensive support for joint management of the institution, including the dispatch of study teams to engage in joint research and study work on Chinese markets with members of Peking University.

In September 2005, we sold all of our stockholding of CHAILEASE ACOM FINANCE CO., LTD., our equity method subsidiary which had been conducting hire-purchase business in Taiwan, to CHAILEASE FINANCE CO., LTD., our joint venture partner. In order to improve efficiency of assets in ACOM Group and strengthen its subsidiaries' financial strength, we merged "ACOM (U.S.A.) INC.," and "ACOM INTERNATIONAL, INC.," both of which are suspending operations in the U.S.A., and dissolved "ACOM PACIFIC, INC.," a subsidiary managing and maintaining our resort facilities (welfare facilities) in Guam, U.S.A., upon the sale of the resort facilities.

(Loan business)
In the field of the loan business that constitutes our core financial business, we are exerting our best efforts to realize key objectives, such as enhanced new-customer-drawing potential, reinforced profitability by improving asset quality, and further improvement in operational procedures, with "Conversion to growth" as our slogan.

The strategic measures adopted to enhance our new-customer-drawing potential include full-scale introduction of the "QUICK MUJIN" simplified automatic contract machines that were experimentally introduced in December 2004, extension of operating hours in unstaffed branches, and a thorough review of advertising content. In the field of credit risk management, we continuously maintain a policy of strict credit-screening and actively promote human consulting services by specialized staff, such as customer counseling services and payment advisory services, to improve the quality of our credit portfolio management. We also exercise thorough reviews of our operational procedures to improve the quality and efficiency of our customer services and reinforce our business competitiveness. Specifically, we integrated four service centers (intensive operational centers for maintaining automatic contract machines) into Nishi Nippon Service Center (Fukuoka City).

DC Cash One, our consolidated subsidiary, has newly opened dedicated DC Cash One counters in our 117 staffed branch offices and, from August 2005, started to accept new DC Cash One service applications from our "QUICK MUJIN" simplified

automatic loan application machines. Thus, with expanded reception counter facilities and ATM networks born from the close collaboration with financial institutions, we will continue to exert our best efforts to maximize the convenience of our financial services and synergy effects resulting from our business collaboration with DC Cash One.

Although EASY BUY Public Company Limited, which conducts financial service business in Thailand, has been steadily expanding with an opening of 28 new branch offices, the business results fell short of expectations, due to new regulations regarding maximum interest rates by Thai central bank introduced in July 2005.

As a result of the foregoing, loans receivable at the end of this fiscal year has increased by 22,988 million yen during this fiscal year to stand at 1,703,172 million yen (an increase of 1.4% compared to the end of the previous fiscal year), while interest on loans receivable amounted to 389,387 million yen (an increase of 2.4% year on year).

(Credit card business and installment sales finance business)
In the credit card business, in addition to continuing to promote the ACOM MasterCard, which can be issued instantly through automatic issuing machines linked with our MUJINKUN, we started issuing the credit cards of two new affiliated companies. Our efforts to promote sales of credit cards resulted in an increased number of cardholders, amounting to 1,253 thousand people, at the end of this fiscal year (an increase of 5.2% over the end of previous year).

In the installment sales finance business, efforts have been paid primarily in enhancing sales support in favor of existing member stores by mobilizing our nationwide operation network consisting of 9 branches and 11 representative offices located in the major metropolitan areas, as well as in acquisition of new member stores. Consequently, on a non-consolidated basis, the volume of installment sales finance increased 655 million yen from the previous term (an increase of 3.4% year on year), reaching 20,124 million yen. Moreover, we have enhanced collaboration with our 100% owned subsidiary, JCK CREDIT CO., LTD. to cultivate new affiliate members and improve operational efficiency.

On a consolidated basis, the installment receivables dropped by 45,321 million yen during the period to 131,456 million yen (a decrease of 25.6% year on the previous year). The fees from credit card business is 6,211 million yen (an increase of 0.2% year on year) and the fees from installment sales financing is 13,733 million yen (a decrease of 13.6% year on year).

(Guarantee business)
Under the close business collaboration with our 100% owned subsidiary, RELATES CO., LTD., which started its business in March 2005, we have been trying to expand our guarantee business by providing active business support to our existing guarantee business partners and by exerting our best efforts to acquire new business partners. We entered into new respective personal loan guarantee agreements with The Joyo Bank, Ltd. and The Gunma Bank, Ltd. in October 2005 and with The Bank of Iwate, Ltd. in November 2005. As a result, the number of business partners in guarantee business are 13 banks as at the end of this fiscal year. The consolidated balance of guaranteed receivables at the end of this fiscal year stood at 89,894 million yen, while fees from credit guarantees for the same period amounted to 5,203 million yen (a decrease of 24.3% year on year) and the fees from credit guarantees which includes consignment fees of guarantee business amounted to 6,651 million yen (a decrease of 12.8% year on year), in which the effects of our DC Cash One buy-out transaction brought about decreased credit guarantee income through an internal set-off transaction (by setting off our guarantee income against DC Cash One's guarantee expense) were incorporated.

In addition, DC Cash One commenced guarantee services on Super IC Card "Tokyo-Mitsubishi UFJ-VISA" issued by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in February 2006.

(Loan servicing business)
We have primarily been promoting the loan servicing business initiated through our capital investment in IR Loan Servicing, Inc. with a focus on the purchase of loans and debt collection services. We have also been actively engaged in providing clerical work outsourcing service and temporary staffing service so as to create synergy effects for the expansion of these business areas.

The collection of purchased receivables during the fiscal year amounted to 13,322 million yen (an increase of 71.7% year on year), and operating income of loan servicing business for the same period stood at 14,117 million yen (an increase of 61.1% year on year) including consignment fees.

Meanwhile, in June 2005, IR Loan Servicing, Inc. was granted the "Privacy Mark" authorized by Japan Information Processing Development Corporation (JIPDEC).

(B) Forecast for the next full fiscal year

For the next full financial year, we anticipate facing a continued difficult economic environment. However, ACOM Group is working together and is committed to extending the scope of our operations and to winning the trust and satisfaction of customers as their "Best Life Partner" in accordance with our current year corporate strategy. The surrounding business environment is expected to continue to be tough for the coming future.

For the next full fiscal year, we are forecasting a consolidated operating income of 438.3 billion yen (a decrease of 1.6%

year on year), income before extraordinary items of 113.9 billion yen (an increase of 0.8% year on year) and a net income of 66.6 billion yen (an increase of 1.5% year on year).

(2) Financial situation

At the end of this fiscal year, our total assets had increased by 29,347 million yen compared with the end of the previous consolidated financial year. Shareholders' equity increased by 63,961 million yen and shareholders' equity ratio increased 2.4 points to 44.0%.

(Assets)

In terms of the asset account, current assets decreased by 56,028 million yen during the fiscal year, while fixed assets showed an increase of 85,375 million yen during the same period. In the breakdown of our current assets, loans receivable showed an increase of 22,988 million yen during the fiscal year, while installment receivable decreased by 45,321 million yen due to a decrease of the volume of installment sales finance business, short-term loans decreased by 33,846 million yen, and cash and time deposits decreased by 14,724 million yen during the accounting period. The increase in fixed assets was principally due to an increase of 87,292 million yen in investments in securities as a result of our share acquisition of OMC Card, Inc.

(Liabilities)

Total liabilities declined by 34,788 million yen. Chief factors were a 63,641 million yen drop in interest-bearing liabilities such as loans and bonds, an increase of 18,910 million yen in deferred tax liabilities due mainly to an increase in net unrealized losses on securities and 23,700 million yen of allowances for loss on interest repayments provided at the end of the fiscal year.

(Shareholders' equity)

In the shareholders' equity account, we added 45,852 million yen into earned surplus at the end of the fiscal year and securities valuation adjustment increased by 25,493 million yen during the fiscal year. As a result, total shareholders' equity showed an increase of 63,961 million yen at the end of the fiscal year.

(A) Cash flow for this fiscal year

The cash and cash equivalents (hereinafter collectively referred to as "cash") during this fiscal year declined by 48,520 million yen to stand at 97,399 million yen at the end of the same period. The changes in respective cash flows and the reasons thereof are as follows:

(Cash flow from operating activities)

Cash flow from operating activities showed an increase of 100,226 million yen at the end of the fiscal year, primarily attributable to an increase in cash resulting from decreased installment receivables (47,101 million yen), while partially offset by negative factors, such as income before income taxes (112,059 million yen), an allowance for loss on interest repayments (23,700 million yen), a decrease in cash resulting from increased disbursement of loans receivable (21,697 million yen), and income taxes paid (49,695 million yen).

(Cash flow from investing activities)

Net cash used in investing activities amounted to 44,973 million yen. This principally consists of 46,078 million yen for the purchase of investment securities such as stock in OMC Card, Inc., and 4,227 million yen for the acquisition of tangible fixed assets such as outlets-related equipment.

(Cash flow from financing activities)

Funds from financing activities showed a 104,389 million yen decline at the end of the fiscal year, primarily due to the fact that the total payment amount for loan repayments and redemption of bonds exceeded the total amount of revenue resulting from proceeds from loans and issuance of new bonds by 76,378 million yen, and also due to repurchasing of our own stock (9,207 million yen) and dividend payments (19,694 million yen).

(B) Cash flow forecast for the next fiscal year

We anticipate that our operating activities will generate net cash of 54,100 million yen during the next consolidated fiscal year, reflecting the business plan with its focus on loan business and installment sales finance business. Investing activities are expected to use net cash of 7,500 million yen, reflecting capital expenditure in outlets-related equipment etc. Financing activities are forecasted to use net cash of 49,700 million yen, as a result of decreased interest-bearing liabilities. We are therefore predicting that our holdings of cash and cash equivalents will end the financial year 2,900 million yen lower than they were a year earlier.

(3) Risks relating to business

The following statement regarding business-related risks details potential risks to our group's operations based on our assumptions and views concerning the submission date of financial statements. In addition, in view of providing disclosure to investors, we will include risks that may possibly not be associated with our operations.

However, the following risks do not include all potential risks. With future changes in the economic conditions and environment regarding the consumer finance industry, there may be new risks that arise from various uncertainty factors.

Note, however, that the above forward-looking statements regarding business-related risks is based on our assumptions and views as of the submission date of the financial statements.

(A) Issues related to our business

(a) Maintain the level and growth rate of profitability

Whether or not we can maintain a level and the growth rate of profitability equivalent to our past business performance depends on various factors including those listed below.

1. Changes in the overall consumer finance market.
2. Growth rate in the number of customer accounts and average balance.
3. Decrease in the maximum interest rate chargeable by loan business and changes in the legal framework concerning the consumer finance industry.
4. Fluctuations in the average contracted interest rate received from clients in the loan business.
5. Fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law in the loan business (herein after referred to as "the portion exceeding the interest rate ceiling")
6. Completion among
7. The rate of default by customers.
8. Our credit screening ability with regard to our customers, based on a credit database.
9. Overall Japanese economic conditions.
10. Our maximum amount of borrowing available through financing and our financing costs.
11. The level of our advertising, personnel, and other expenses.

(b) Business Results

We are focused on promoting efficiency for the customer, including the introduction of automatic contract machines, prompt ACOM MasterCard issuance, and expansion of the ATM and cash dispenser network mainly within financial institutions. Moreover, we are formulating activities such as branding and public relations in the mass media in order to improve our corporate image. As a result, we have achieved satisfactory results in expanding our business contents.

ACOM Group achieved increases in both sales and profits until the fiscal year ended March 2002. However, due to a prolonged economic slump, the economic conditions deteriorated to where unemployment rate remained high and personal income decreased. As a result, our profits decreased for two consecutive terms, in the fiscal periods ending March 2003 and March 2004, caused by the increased legal proceedings related to bad debt write-offs, including personal bankruptcies and civil rehabilitation proceedings, which resulted in higher write-off expenses. During the previous fiscal year, with the moderate recovery in personal income, we have achieved an increase in profits for the first time in three years, attributed to a drastic decrease in write-off expenses due to decreased personal bankruptcies. However, during this fiscal year, our profits decreased from the previous term due to an increase of losses from reimbursement of the portion exceeding the interest rate ceiling, as well as a provision of allowance for losses from reimbursement of excess interest at the end of the fiscal year in preparation for risks associated with the reimbursement of the portion of interest in excess of the interest ceiling to customers in the future.

We will make our efforts to respond swiftly to changes in the business environment and promote efficiency through cost reduction while strengthening our credit screening and counseling functions. However, our performance may be influenced by factors such as changes in the Japanese economic conditions, the consumer finance market, and the competitive situation.

(B) Legal restrictions

Loan business (consumer finance business), as our group's core activity, is governed by the following laws: Regulations Governing Money Lending Business Law (hereinafter referred to as "RMBL") and the Acceptance of Contributions, Money Deposits, and Interest Law (hereinafter referred to as "ACMI"). Our credit card business and installment sales business are governed by the Law Concerning Installment Sales (hereinafter referred to as "LCIS"). The aforementioned laws govern each business, in all aspects of operation.

(a) Regulations regarding RMBL and LCIS

Each company engaged in loan business in ACOM Group shall be registered as an eligible money lender pursuant to Article 3 of RMBL. RMBL stipulates several restrictions on loan business, including prohibition of excessive lending, restrictions on indication of lending conditions, prohibition of excessive advertising, issue and delivery of documents and receipts for each payment of principal and interest on the loan, maintenance of book-keeping, restrictions on receipt of blank power of attorney, restriction on excessive collection activities, and the return of loan certificates to borrowers. RMBL defines administrative punishments (suspension of all or part of operations, or revocation of the money lending license) and penalties for money lenders in violation of these provisions.

In addition, the LCIS requires a description of the terms and conditions of the transaction, the issue of a written document, and prevention of excessive purchasing beyond paying capacity. A penalty will be imposed on failures to comply with the provisions.

In the event that part of our business needs to be restricted due to changes in our business rules following amendment of the laws or new judicial judgments, our loan business and installment sales business and the overall performance may be adversely affected.

(b) Regulations regarding lending rates

The maximum interest rate chargeable by ACOM Group is regulated by ACMI. According to the law, this maximum interest rate may be "reviewed and modified at the end of the three-year period (January 2007) following enforcement of the amended RMBL and ACMI, taking into consideration the capital requirements and other economic and financial situations and the money lending company business practice of setting interest rates according to the financial strength or credit status of those in need of funds."

The interest rates charged by ACOM Group in all of our loan products are lower than the ACMI interest rate ceilings. If, however, the maximum interest rates under the ACMI should be reduced below the current interest rates charged by ACOM Group, the performance of, and income from, our loan business may be adversely affected.

(c) Increase of losses from reimbursement of the portion of interest in excess of the interest ceiling to customers

Apart from the interest rate ceilings defined by ACMI, Article 1, Section 1 of the Interest Rate Restriction Law (hereinafter referred to as "IRRL") specifies that, under any loan agreement, the portion of interest that is higher than the interest rate ceiling (If the principal is less than 100,000 yen, the interest is 20% per annum. From 100,000 yen up to 1 million yen, 18% per annum. Over 1 million yen, 15% per annum) is deemed invalid. Section 2 of the above Article stipulates that in the case wherein the debtor voluntarily pays the portion of interest in excess of the interest ceiling as specified above, he/she cannot claim reimbursement of the said interest.

According to Article 43 of RMBL, given that a written document is issued at the inception of the contract as prescribed by law and that the payment of interest fulfills the conditions set forth therein, the interest is deemed to be reimbursable, notwithstanding the provisions in Article 1, Section 1 of IRRL.

A portion of the maximum interest rate chargeable by ACOM Group exceeds the interest rate ceilings specified in IRRL. In the event that our customers (including agents such as lawyers) apply for a court-mandated rehabilitation or personal bankruptcy, they may deny the payment of the portion exceeding the interest rate ceiling, or seek reimbursement of the said portion that has already been paid to ACOM Group. In some cases, ACOM Group writes off such debts or reimburses such portion of the interest.

In addition, several consumers have taken legal action against consumer finance companies, including ACOM, calling for a reimbursement of the portion of interest exceeding the interest rate ceiling, asserting that such portion of interest does not meet a part of the requirements set forth in Article 43 of RMBL. Recently, in some of court precedents, plaintiffs' demands were accepted.

Under this situation, customers have been increasingly refusing payment of the portion of interest exceeding the interest rate ceiling and/or calling for reimbursement of such portion already paid year by year, and this trend might be accelerated in the future. The increasing cases of claims might cause a negative effect on ACOM Group's business performance.

(C) Announcement by the Japanese Institute of Certified Public Accountants (JICPA)

Under the increase in number of customers calling for reimbursement of the portion of interest exceeding the interest rate ceiling, the Japanese Institute of Certified Public Accountants (JICPA) announced "Matters to be keep in mind for auditing consumer finance companies on the basis of the Supreme Court decisions concerning the application of constructive repayment rules set forth in "the Law concerning Regulation, etc. of Money Lending Business" in March 2006. Given these guidelines, we provided an allowance for loss on interest repayments at the end of this fiscal year on the consolidated base so that we will be able to cope with the risks associated with the reimbursement of the portion of interest in excess of the interest ceiling to customers.

In addition, JICPA recently indicated the points to notice for the immediate purpose of auditing the latest fiscal year, and JICPA clearly expressed that it plans to formulate and announce a new auditing procedure, where appropriate, in the future, through careful consideration of the auditing issues concerning the reimbursement to customers of the portion of interest in excess of the interest ceiling.

ACOM Group's business performance may be influenced, subject to JICPA's accounting guidelines to be formulated in the future.

(D) Financing

(a) Financing

ACOM Group primarily secures the necessary funds for operations and debt repayments not only through cash provided by operating activities, but also through financing activities such as borrowings from financial institutions—including banks and insurance companies—and direct financing from capital markets, including bond issues. As of the end of this accounting period, 48.1% of our corporate group's outstanding interest-bearing debt is resourced from the top 10 lender banks and other financial institutions (excluding those from syndicated loans). While our corporate group has steadily diversified its funding resources in recent years, there is no assurance that the existing main banks and lenders to our corporate group will not change their current lending policy toward us due to a potential reorganization of financial groups in Japan or other factors. Furthermore, there is no assurance that capital markets will always be available as a reliable financing resource in the future.

Our corporate group has not experienced significant difficulties in raising money in recent years, however, if our company's credit rating was to be downgraded by a credit rating agency, this may cause an increase in interest costs and have a negative effect on our fund raising capabilities in both public and private placement bond markets. Such events would consequently have a significant influence on our business performance.

(b) Borrowing rate of interest

While our borrowing interest rates may fluctuate due to the market environment or other factors, the maximum lending interest rate is limited to 29.2% according to the rules stipulated by the Investment Deposit and Interest Rate Law, irrespective of fluctuations in borrowing interest rates. In order to minimize interest-rate risks, our corporate group takes various measures, including the use of interest caps and interest rate swap contracts, to mitigate the possible influence of interest-rate fluctuations or other factors in accordance with the principle of securing 80% or more of fixed interest rate based debt among the total debt. However, a possible rising of interest rates might have a negative impact on our business performance in the future.

(E) Allowance for bad debts

In respect of loans receivable and installment sales receivable constituting a majority of total assets of our corporate group, we set up an allowance for bad debts based on the conditions of borrowers and the estimates of pledged collateral value as of the end of this accounting period.

An increase of payment delays and uncollected loans receivable might occur due to future changes in economic conditions, the market environment, and the social structure in Japan. The may also be potential increases in the number of individuals (including loan customers of our corporate group) pursuing remedies under the guardianship of the laws by a revision of legal systems including the Bankruptcy Act, the Law Concerning Specific Conciliation, the Civil Rehabilitation Law, and the Judicial Scrivener Law. For these reasons, an increase in our allowance for bad debts may cause a negative effect on the business performance of our corporate group.

(F) Problem of multiple debtors

For the purpose of addressing the problem of debtors who take out heavy loans or credit-card loans from multiple consumer credit companies, the "Liaison Group of Consumer Finance Companies" announced five urgent tasks, constituting "Promotion of consumer enlightenment activities," "Improvement of counseling functions for consumer loan customers," " Further rigorous credit administration," "Review of advertising content," and "Implementation of disclosure." The group has been taking a serious approach to solving the problems of individual bankruptcies and heavy debtors, as seen by the "Japan Consumer Counseling Fund," which was founded by the leadership of the group on June 13, 1997, with the aim of improving our counseling functions. Moreover, our corporate group has been striving to prevent an increase in heavy debtors and the occurrence of unrecoverable loans by implementing a review of personal credit data obtained from a personal credit information agency on a regular basis, for determining initial and subsequent credit limits for each individual borrower.

In the case wherein the number of multiple debtors increases due to future changes in economic conditions or the market environment in Japan or other factors, an increase in the allowance for bad debts may cause a negative effect on the business performance of our corporate group.

(G) Information system

For the purpose of creating new business, supplying services to customers, and business management, etc., our corporate group is dependent on and has increased its reliance on internal and external information and technical systems. Many new loan customers have opened a loan account through our "MUJINKUN" automatic contract machines, and many prefer to access their loan accounts through ATMs installed by our company and affiliated consumer loan facilities' ATMs to enjoy the services offered.

Our corporate group is further increasing reliance on cutting-edge software, systems, and networks for managing the various components constituting the retail branch network, customers, and account data. ACOM Group is diversifying its operational risks so that we will be able to avoid the negative impact from potential damage or discontinuation of running communication lines, hardware and software problems arising from errors, natural disasters, power blackouts and similar events, or disruptions to support services from third parties, including telecommunications carriers and Internet providers. However, such disruptions, breakdowns, delays or other interruptions to information or technical systems might affect

consumer reliance through a reduction in the number of new customers opening accounts or an increase in the number of payment delays on unpaid balances, and consequently such events may cause a negative effect on the business performance of ACOM Group.

In addition, our company has a backup center for the payment and settlement system, in order to avoid any occurrence of business discontinuation. However, it might be possible for our company's business to be suspended in the event of a natural disaster such as an earthquake or flood.

(H) Management of personal information

Upon the full enforcement of the "Law Concerning the Protection of Personal Information" from April 1, 2005, our group's main subsidiaries, including our company, are now regarded as businesses handling personal information as defined by the law. In the management of personal information, including customer information within our corporate group, we have formulated thoroughgoing safety measures for physical security, including controls on entering and leaving the computer center, and for information security, such as controlling access to computer systems. Moreover, we acquired Information Security Management System (ISMS) certification for the operation and maintenance of the Computer Center.
However, when private information is disclosed to other people for any reason whatsoever, the negative effects might not be limited to a worsening of business performance arising from a decline in the reputation of our group or compensation for damages. In the case of a violation of regulations concerning business handling personal information, our company may be subjected to recommendations, orders, and provisions.

(I) Business and capital alliance with Mitsubishi UFJ Financial Group, Inc.

In April 2004, our company entered into a business and capital alliance agreement with Mitsubishi Tokyo Financial Group, Inc. (Present: Mitsubishi UFJ Financial Group, Inc.) In the event of future changes in the legal system governing banks, including a Banking Law change, it might be possible that restrictions shall be applied to certain business areas currently available to our company, its subsidiaries or affiliate companies when a certain ratio or more of total outstanding shares of our company is held by the bank.

Moreover, when another company competing with us in the same business field concludes a similar business and capital alliance agreement with a bank or financial institution, the competition with our group is expected to be keener according to such contractual coverage.

(J) Investment

Our corporate group has so far increased investments in new businesses, including the establishment of joint ventures in new markets and the expansion of our share in the consumer loan market. Since the prospect for profits obtained from such investments is uncertain, there is no assurance that our corporate group will be able to set up or expand new joint businesses successfully.

Our corporate group makes a regular review of the profitability and potential growth of each business. It might be possible that such reviews will make us withdraw from new joint businesses or may require a decrease in human or visible resources allocated to such businesses in the future. In the case wherein a joint business falls short of its profit target, there is a risk that our corporate group will not be able to recoup its existing investments.
In addition, in the event that the stock price of marketable securities which ACOM holds drops substantially, there is a possibility of deteriorating ACOM Group's business results due to the generation of losses from holding marketable securities and a decline in shareholders' equity ratio.

(K) Significant dispute cases

As of the end of this accounting period, our company faces a significant pending litigation in facing accusations in a class-action lawsuit. In this case, the complaint requests us to refund the price paid to a participating store (one company) for goods and services related to our installment sales finance business.
Although the aggregate amount claimed in the case does not have a significant impact on the business performance of our corporate group, it might be possible that similar lawsuits could be brought successively and such occurrence could have an impact on the creditworthiness of our corporate group in future.

(L)Disposal of shares of our company held by Kyosuke Kinoshita, Chairman, Shigeyoshi Kinoshita, President & CEO and other family members, etc.

As of March 31, 2006, Kyosuke Kinoshita, Chairman of our company and Shigeyoshi Kinoshita, President & CEO of our company, in conjunction with other family members and associated companies, own approximately 40% of the total outstanding shares of our company. If these stockholders dispose of a part of their stockholdings at this point, there is the possibility that the stock price of our company may receive a negative effect from an increased supply of our stocks in the market.

(M)Shares of our company held by Kyosuke Kinoshita, Chairman, Shigeyoshi Kinoshita, President & CEO, and the family members, etc.

Since the Kinoshita family and others own or control approximately 40% of the total outstanding shares of our company, they may assert a dominant influence on important decision-making that will impact the business activities of our company,

including significant business transactions such as transfer of the controlling stake in our company, restructuring of business operations, investment in other businesses or assets, or the terms and conditions of future financing.

(N) Deregulation

As the legal regulations currently governing the consumer loan industry have been further tightened, including the revision of Money Lending Control Law on January 16, 2004, and a drastic change in market share is not expected by new entrants from outside the industry, we do not expect that new entrants from outside the industry will make a significant change to our market share or have an impact on the business performance of our corporate group in the foreseeable future.

However, if the regulations are relaxed in future, a new situation of competition might occur in the consumer loan industry, and this could have an impact on the business performance of our corporate group.

4.Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (As of March 31, 2005)		This consolidated fiscal year (As of March 31, 2006)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%
(Assets)						
I. Current assets	1,959,752	94.3	1,903,724	90.4	(56,028)	(2.9)
Cash and time deposits	85,126		70,402		(14,724)	(17.3)
Trade notes and accounts receivable	561		432		(129)	(23.0)
Loans receivable	1,680,184		1,703,172		22,988	1.4
Installment receivables	176,778		131,456		(45,321)	(25.6)
Marketable securities	525		721		196	37.5
Operational investment securities	–		1,294		1,294	–
Inventories	18,696		21,507		2,810	15.0
Deferred tax assets	39,775		42,591		2,816	7.1
Short-term loans	60,844		26,997		(33,846)	(55.6)
Other current assets	25,007		34,233		9,225	36.9
Allowances for bad debts	(127,747)		(129,084)		(1,337)	1.0
II. Fixed assets	117,581	5.7	202,956	9.6	85,375	72.6
Tangible fixed assets	52,037	2.5	52,002	2.5	(35)	(0.1)
Buildings and structures	19,538		19,204		(334)	(1.7)
Vehicles and delivery equipment	17		11		(5)	(31.6)
Equipment and furniture	14,918		15,787		868	5.8
Land	17,562		16,999		(563)	(3.2)
Intangible fixed assets	1,385	0.1	1,268	0.0	(116)	(8.4)
Leasehold	220		216		(4)	(2.0)
Telephone rights	1,114		1,051		(62)	(5.7)
Other intangible fixed assets	50		0		(49)	(98.5)
Investments and other assets	64,158	3.1	149,686	7.1	85,527	133.3
Investments in securities	40,495		127,787		87,292	215.6
Long-term loans	1,034		1,000		(34)	(3.3)
Deferred tax assets	1,061		1,127		66	6.2
Guaranty money deposited	10,341		10,503		162	1.6
Prepaid pension expenses	1,577		1,667		89	5.7
Other investments	12,433		10,135		(2,298)	(18.5)
Allowance for bad debts	(2,784)		(2,535)		249	(9.0)
Total Assets	2,077,334	100.0	2,106,681	100.0	29,347	1.4

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (As of March 31, 2005)		This consolidated fiscal year (As of March 31, 2006)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%
(Liabilities)						
I. Current liabilities	470,050	22.6	468,670	22.3	(1,379)	(0.3)
Notes and accounts payable	6,080		4,777		(1,302)	(21.4)
Short-term loans	36,170		51,729		15,559	43.0
Current portion of long-term loans	271,250		229,633		(41,616)	(15.3)
Commercial paper	20,000		50,000		30,000	150.0
Current portion of bonds and notes	70,640		55,000		(15,640)	(22.1)
Accrued income taxes	28,592		26,375		(2,216)	(7.8)
Deferred tax liabilities	0		7		7	–
Allowance for loss on guaranteed receivables	1,558		1,647		89	5.8
Allowance for loss on interest repayments	–		23,700		23,700	–
Deferred income on installment sales	17,831		11,485		(6,346)	(35.6)
Other current liabilities	17,927		14,313		(3,613)	(20.2)
II. Fixed liabilities	738,824	35.6	705,415	33.5	(33,408)	(4.5)
Straight bonds	205,000		210,000		5,000	2.4
Long-term loans	525,166		468,222		(56,944)	(10.8)
Deferred tax liabilities	3,151		22,062		18,910	600.0
Allowance for employees' retirement benefits	257		318		61	23.7
Allowance for directors' and corporate auditors' retirement benefits	847		851		3	0.5
Other fixed liabilities	4,401		3,961		(439)	(10.0)
Total liabilities	1,208,874	58.2	1,174,085	55.8	(34,788)	(2.9)
(Minority interests in consolidated subsidiaries)						
Minority interests in consolidated subsidiaries	4,699	0.2	4,873	0.2	174	3.7
(Shareholders' equity)						
I. Common stock	63,832	3.1	63,832	3.0	–	–
II. Capital surplus	76,458	3.7	76,020	3.6	(438)	(0.6)
III. Earned surplus	730,168	35.1	776,021	36.9	45,852	6.3
IV. Securities valuation adjustment	6,392	0.3	31,886	1.5	25,493	398.8
V. Foreign currency translation adjustments	(2,290)	(0.1)	(1,498)	(0.1)	791	(34.6)
VI. Treasury stock	(10,801)	(0.5)	(18,538)	(0.9)	(7,737)	71.6
Total shareholders' equity	863,760	41.6	927,722	44.0	63,961	7.4
Total liabilities, minority interests, and shareholders' equity	2,077,334	100.0	2,106,681	100.0	29,347	1.4

(2) Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)		This consolidated fiscal year (From April 1, 2005 to March 31, 2006)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I. Operating income	433,965	100.0	445,431	100.0	11,465	2.6
Interest on loans receivable	380,272		389,387		9,114	2.4
Fees from credit card business	6,197		6,211		14	0.2
Fees from installment sales finance business	15,895		13,733		(2,162)	(13.6)
Fees on guaranteed receivables	6,871		5,203		(1,667)	(24.3)
Collection of purchased receivables	7,757		13,322		5,565	71.7
Other financial income	20		49		28	135.9
Sales	8,256		7,681		(574)	(7.0)
Other operating income	8,693		9,841		1,147	13.2
II. Operating expenses	289,604	66.7	335,039	75.2	45,434	15.7
Financial expenses	22,534	5.2	20,711	4.6	(1,822)	(8.1)
Cost of purchased receivables	5,254	1.2	8,064	1.8	2,809	53.5
Cost of sales	5,220	1.2	5,126	1.2	(93)	(1.8)
Other operating expenses	256,594	59.1	301,136	67.6	44,541	17.4
Operating profit	144,361	33.3	110,392	24.8	(33,968)	(23.5)
III Non-operating income	1,454	0.3	2,759	0.6	1,304	89.6
Interest income	215		329		114	53.0
Dividends received	246		484		237	96.3
Gains on sale of securities	15		0		(15)	–
Amortization of consolidation adjustment account	–		35		35	–
Net gain in affiliates by the equity method	–		734		734	–
Rent from Company's residence	486		493		6	1.3
Other non-operating income	490		681		191	39.0
IV. Non-operating expenses	2,468	0.6	140	0.0	(2,328)	(94.3)
Interest expenses	15		5		(10)	(67.6)
Stock issue expenses	477		0		(477)	–
Loss on investments in equity-method	1,801		–		(1,801)	–
Loss on investments in investing business association	61		71		9	16.0
Other non-operating expenses	112		64		(48)	(43.0)
Income before extraordinary items	143,347	33.0	113,011	25.4	(30,336)	(21.2)
V. Extraordinary income	142	0.1	411	0.1	269	189.3
Gains on sale of fixed assets	1		224		223	–
Gains on sales of investment in marketable securities	126		177		51	40.3
Gains on maturity of investment trusts	14		–		(14)	–
Other extraordinary income	–		9		9	–
VI. Extraordinary losses	3,101	0.7	1,363	0.3	(1,737)	(56.0)
Loss on sale of fixed assets	66		468		401	603.8
Loss on disposal of fixed assets	1,037		802		(235)	(22.7)
Impairment loss	1,383		4		(1,379)	(99.7)
Lose on sale of investments in securities	128		–		(128)	–
Loss on revaluation of investments in marketable securities	353		–		(353)	–
Loss on liquidation of investment in trusted real property	78		–		(78)	–
Other extraordinary losses	53		88		35	66.5
Income before income taxes	140,388	32.4	112,059	25.2	(28,329)	(20.2)
Income taxes(corporation tax, inhabitants' tax and enterprise tax)	49,777	13.4	47,389	10.5	(2,387)	(20.2)
Deferred income taxes	8,367		(968)		(9,336)	
Gain on minority interests in consolidated subsidiaries	710	0.2	43	0.0	(667)	(93.9)
Net income	81,533	18.8	65,595	14.7	(15,938)	(19.5)

(3) Consolidated Statements of Retained Earnings

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount		This consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount	
Capital surplus				
I. Capital surplus at the beginning of the fiscal year		25,772		76,458
II. Increase in capital surplus				
Increase in capital stock	46,550		–	
Net gain on disposal of treasury stock	4,135	50,685	–	–
III. Decrease in capital surplus				
Net loss on disposal of treasury stock	–	–	438	438
IV. Capital surplus at the end of the fiscal year		76,458		76,020
Earned surplus				
I. Earned surplus at the beginning of the fiscal year		661,536		730,168
II. Increase in earned surplus				
Net income	81,533	81,533	65,595	65,595
III. Decrease in earned surplus				
Dividends	12,865		19,706	
Directors' bonus	35	12,901	36	19,742
IV. Earned surplus at the end of the fiscal year		730,168		776,021

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount	This consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount	Change Amount
I. Operating activities:			
Income before income taxes	140,388	112,059	(28,329)
Depreciation and amortization	5,234	4,805	(429)
Impairment loss	1,383	4	(1,379)
Amortization of consolidation adjustment account	981	(35)	(1,017)
(Decrease) increase in allowance for bad debts	(4,785)	1,084	5,870
(Decrease) increase in allowance for loss on guaranteed receivables	(307)	89	396
Increase in allowance for loss on interest repayments	–	23,700	23,700
(Decrease) increase in allowance for employees' retirement benefits	(23)	51	75
(Decrease) increase in allowance for directors' and statutory auditors' retirement benefits	(141)	3	145
Non-operating interest and dividends income	(462)	(814)	(351)
Gain on sales of marketable securities	(15)	(0)	15
Non-operating interest expense	15	5	(10)
Amortization of bond issue expenses	142	383	241
Amortization of stock issue expenses	477	0	(477)
(Gain) loss on foreign currency exchanges	11	(36)	(48)
(Gain) loss on investments in equity-method	1,801	(734)	(2,536)
Loss on sales of tangible fixed assets	65	144	79
Loss on disposal of tangible fixed assets	1,037	802	(235)
(Gain) loss on sales of investments in securities	2	(177)	(179)
Loss on revaluation of investments in marketable securities	353	–	(353)
Loss on liquidation of investment in trusted real property	78	–	(78)
Decrease (Increase) in notes and accounts receivable	(62)	129	191
Decrease (increase) in loans outstanding	2,064	(21,697)	(23,761)
Decrease in installment sales receivables	51,405	47,101	(4,303)
Increase in operational investment securities	–	(1,294)	(1,294)
Increase in inventories	(6,330)	(4,803)	1,527
Decrease in other current assets	33	1,025	991
Decrease (increase) in prepaid pension expenses	346	(89)	(436)
(Decrease) increase in notes and accounts payable	864	(1,343)	(2,208)
Decrease in deferred income on installment sales	(7,826)	(6,741)	1,084
(Decrease) increase in other current liabilities	2,362	(3,724)	(6,086)
Bonus paid to directors	(35)	(36)	(1)
Decrease in other operating activities	(17)	(786)	(768)
Subtotal	189,042	149,074	(39,968)
Non-operating interest and dividends received	506	852	345
Non-operating interest paid	(14)	(5)	9
Income taxes paid	(48,520)	(49,695)	(1,174)
Cash used in operating activities	141,014	100,226	(40,787)

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount	This consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount	Change Amount
II. Investing activities:			
Additions to time deposit	(57)	(10)	46
Maturity of time deposit	78	112	33
Proceeds from sale of marketable securities	569	590	20
Purchase of tangible fixed assets	(6,819)	(4,227)	2,591
Proceeds from sale of tangible fixed assets	20	798	778
Purchase of investment securities	(9,316)	(46,078)	(36,761)
Proceeds from sale of investment securities	1,011	1,796	785
Net proceeds (payments) for acquisition of consolidated subsidiaries	(576)	13	589
Proceeds from collection of loans	34	34	–
Increase in other investments	(4,954)	(1,214)	3,740
Decrease in other investments	2,659	3,200	540
Increase in other investment activities	–	11	11
Net cash provided by (used in) investing activities	(17,350)	(44,973)	(27,623)
III. Financing activities:			
Proceeds from short-term loans	61,782	262,945	201,162
Repayments of short-term loans	(71,581)	(248,009)	(176,427)
Proceeds from issue of commercial paper	20,000	160,000	140,000
Payments for redemption of commercial paper	–	(130,000)	(130,000)
Proceeds from issue of straight bonds	19,859	59,615	39,756
Payments for redemption of straight bonds	(40,000)	(71,040)	(31,040)
Payments for deposit on redemption of straight bonds	–	(10,000)	(10,000)
Proceeds from long-term debt	83,478	171,962	88,483
Repayments of long-term debt	(294,099)	(271,851)	22,248
Proceeds from stock issue by the Company	92,625	–	(92,625)
Gains on disposal of treasury stock	11,423	1,020	(10,403)
Payments for purchase of treasury stock	(7,007)	(9,207)	(2,200)
Cash dividends paid by the Company	(12,864)	(19,694)	(6,829)
Cash dividends paid to minority shareholders	(27)	–	27
Decrease in other financing activities	(97)	(130)	(32)
Net cash provided by (used in) financing activities	(136,508)	(104,389)	32,118
IV. Effect of exchange rate change on cash and cash equivalents	(109)	616	725
V. Decrease in cash and cash equivalents	(12,953)	(48,520)	(35,566)
VI. Cash and cash equivalents at the beginning of the year	158,873	145,920	(12,953)
VII. Cash and cash equivalents at the end of the year	145,920	97,399	(48,520)

(5) Significant Items Relating to the Preparation of Consolidated Financial Statements

(A) Extent of consolidation
Number of consolidated subsidiaries: 17
For the names of consolidated subsidiaries, please refer to the section entitles "1. State of Business Group."
AC Ventures Fourth Investment Partnership and AC Ventures Fifth Investment Partnership became consolidated subsidiaries in this consolidated fiscal year as they were newly composed on April 25, 2005.
ACOM acquired shares of DC Servicer company Ltd. on October 3, 2005, and DC Servicer company Ltd. was merged into IR Loan Servicing, Inc. on January 1, 2006.
ACOM CAPITAL CO., LTD, which was a consolidated subsidiary until the prior consolidated fiscal year, is excluded from consolidated subsidiaries as it was dissolved during the prior consolidated fiscal year.
ACOM INTERNATIONAL, INC. which had been a consolidated subsidiary until the prioe consolidated fiscal year was merged into ACOM (U.S.A.) INC. on December 31, 2005.

(B) Application of the equity-method
Number of equity-method affiliates: 1
For the names of equity-method affiliates, please refer to the section entitles "1. State of Business Group."
CHAILEASE ACOM FINANCE CO., LTD. , which was an equity method affiliate until the prior consolidated fiscal year, is excluded from equity method affiliates as ACOM sold all of its holding shares of CHAILEASE ACOM FINANCE CO., LTD. on September 2, 2005.

(C) Matters relating to fiscal year, etc. of consolidated subsidiaries
Settlement date of the following consolidated subsidiaries ends on December 31:
ACOM (U.S.A.) INC.
ACOM INTERNATIONAL, INC.
ACOM PACIFIC, INC.
EASY BUY Public Company Limited
ACOM FUNDING CO., LTD.
AC Ventures Fourth Investment Partnership
Consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the consolidated settlement date are subject to the adjustment necessary for consolidation.

Settlement date of the following consolidated subsidiary ends on February 28:
AC Ventures Fifth Investment Partnership
Consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies
(a) Valuation and computation of significant assets
(1) Marketable securities
Securities held to maturity ... Amortized cost method (straight-line method)
Other securities
Where there is a market price
Market value as determined by the quoted price at the end of the fiscal year
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)
Where there is no market price
Cost determined by the moving average method
The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.
(2) Derivative transactions
Option transaction ... Market value
Swap transaction .... Market value
(3) Inventories
Purchased receivables ... Cost on an individual specified cost basis
Merchandise
Paintings ... Cost on an individual specified cost basis
Others merchandise ... Mainly cost based on the last purchase price method
Miscellaneous items ... Mainly cost based on the first-in first-out method

(b) Depreciation of significant property, plant and equipment

(1) Tangible fixed assets

At the Company and its domestic consolidated subsidiaries ... Mainly declining balance method

At overseas consolidated subsidiaries ... Straight-line method

(Depreciable life)

Buildings and structures ... 3 to 49 years

Vehicles and delivery equipment ... 4 to 6 years

Equipment and furniture ... 2 to 20 years

(2) Intangible fixed assets ... Straight-line method

(3) Long-term prepaid expenses ... Amortized in equal installments

(4) Deferred assets

Stock issue expenses ... Entire amount expensed as incurred

Bond issue expenses ... Amortized over the redemption period

(c) Basis for calculating allowances

(1) Allowance for bad debts

In providing for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(2) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed receivables, the Company and its domestic consolidated subsidiaries make an allowance as necessary having considered the likelihood of losses at the end of this consolidated fiscal year.

(3) Allowance for loss on interest repayments

In order to prepare for potential loss on interest repayments in the future, ACOM Group estimates and provides a reasonable amount of allowance for loss on interest repayments in consideration of the past actual results and the latest conditions of such interest repayments.

(Additional information)

ACOM Group is determined to establish an allowance for loss on interest repayments at the end of this fiscal year, recognizing the growing importance in society of this issue, due to the announcement of the Supreme Court decisions concerning the application of constructive repayment rules set forth in Article 43 of "the Law concerning Regulation, etc. of Money Lending Business" on January 13, 2006, and on January 19, 2006.

Consequently, other operating expenses increased by 23,700 million yen, as compared with those computed in conventional accounting procedures, and operating income, income before extraordinary items, and net income, decreased by the same amount, accordingly.

(4) Allowance for retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this consolidated fiscal year.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

An Overseas consolidated subsidiary makes provisions for retirement benefits based on projected retirement obligations at the end of the fiscal year. Adjustments are made to determine the amounts applicable to the end of this fiscal year.

(5) Allowance for directors' and statutory auditors' retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the fiscal year in accordance with the Company's internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the financial statements of consolidated companies on which consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for significant lease transactions

The Company and its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for significant hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments ... Interest-rate swaps agreements and interest-rate caps

Items hedged ... Loans with variable interest rates

Currency related derivatives

Hedging instruments ... Currency swaps agreements

Items hedged ... Loans denominated in foreign currency

(3) Hedging policy

The Company and its consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans.

Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers ... Recognized mainly by credit-balance method

Fees from member outlets ... Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed receivables ... Recognized by credit-balance method

(2) Treatment of consumption tax, etc

Consumption tax is treated outside of the financial statements.

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(E) Matters Relating to Evaluation of Consolidated Subsidiaries' Assets and Liabilities

The market value method applies to the evaluation of consolidated subsidiaries' assets and liabilities, over-all.

(F) Matters Relating to Amortization of Consolidated Adjustment Account

Consolidated adjustment account is amortized in full when occurred because the amount is not significant.

(G) Matters Relating to Treatment of Profit Appropriation, etc.

Consolidated companies' profit appropriation or loss depositions are subject to those that are settled during the relevant consolidated fiscal year.

(H) Cash and Cash Equivalents as Stated in Consolidated Statements of Cash Flows

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(9) Notes to Consolidated Balance Sheets

Prior consolidated fiscal year (As of March 31, 2005)

1. Cumulative depreciation of tangible fixed assets

(Millions of yen)

45,813

2. Value of affiliated company stock in investment securities

(Millions of yen)

9,056

3. Assets pledged as security

(Millions of yen)

(1) Pledged assets

Loan receivable	472,741 <78,549> [31,976]
Buildings and structures	1,267
Land	5,444
Total	479,453 <78,549> [31,976]

(2) Secured liabilities

Short-term loans	1,000 <1,000>
Current portion of long-term loans	137,666 <31,963>
Long-term loans	325,851 <45,471> [23,880]
Total	464,517 <78,434> [23,880]

Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.

4. Contingent liabilities

(1) Amount of guaranteed receivables of guarantee business

(Millions of yen)

Guaranteed receivables	78,015
Allowance for loss on guaranteed receivables	(1,558)
Net	76,457

This consolidated fiscal year (As of March 31, 2006)

1. Cumulative depreciation of tangible fixed assets

(Millions of yen)

46,018

2. Value of affiliated company stock in investment securities

(Millions of yen)

10,035

3. Assets pledged as security

(Millions of yen)

(1) Pledged assets

Loan receivable	340,716 <46,582> [27,623]

(2) Secured liabilities

Short-term loans	1,000 <1,000>
Current portion of long-term loans	130,508 <24,217> [7,960]
Long-term loans	197,383 <21,254> [7,960]
Total	328,891 <46,471> [15,920]

Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.

4. Contingent liabilities

(1) Amount of guaranteed receivables of guarantee business

(Millions of yen)

Guaranteed receivables	89,894
Allowance for loss on guaranteed receivables	(1,647)
Net	88,246

Prior consolidated fiscal year (As of March 31, 2005)	This consolidated fiscal year (As of March 31, 2006)
5. Shares Issued The number of common stocks issued at the end of this fiscal year is 159,628 thousands.	5. Shares Issued The number of common stocks issued at the end of this fiscal year is 159,628 thousands.
6. Treasury Stock The number of common stocks for treasury is 1,332,706.	6. Treasury Stock The number of common stocks for treasury is 2,438,225.
7. Commitment line contracts for loans receivables Loans extended by the Company and some of consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 761,782 million yen at the end of the accounting period. This included a total of 517,964 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and consolidated subsidiaries. Contracts contain provisions allowing the Company and consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	7. Commitment line contracts for loans receivables Loans extended by the Company and some of consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 880,903 million yen at the end of the accounting period. This included a total of 611,480 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and consolidated subsidiaries. Contracts contain provisions allowing the Company and consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.

Prior consolidated fiscal year (As of March 31, 2005)

8. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,982 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 25,166 million yen. Under the policies stipulated in Japan's tax laws, 11,768 million yen of this amount would be classified as loans overdue by three months or more, 5,502 millions yen as restructured loans and 7,895 millions yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law. That of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,906) 8,906	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(11,910) 37,077	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(13,550) 1,781	Loans other than the above that are overdue by three months or more.
Restructured loans	(41,698) 36,196	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(76,065) 83,961	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

9. Financial assets received as freely disposable securities

The Company and some of its consolidated subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased
(Stated as short-term loans)

60,844 million yen

Market value of marketable securities purchased at the end of the consolidated accounting period

60,702 million yen

This consolidated fiscal year (As of March 31, 2006)

8. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,852 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 37,382 million yen. Under the policies stipulated in Japan's tax laws, 12,635 million yen of this amount would be classified as loans overdue by three months or more, 7,205 million yen as restructured loans and 17,541 million yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law. That of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,707) 7,707	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(12,521) 49,904	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(14,631) 1,995	Loans other than the above that are overdue by three months or more.
Restructured loans	(61,969) 54,764	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(96,829) 114,371	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

9. Financial assets received as freely disposable securities

The Company and some of its consolidated subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased
(Stated as short-term loans)

26,997 million yen

Market value of marketable securities purchased at the end of the consolidated accounting period

26,972 million yen

Prior consolidated fiscal year (As of March 31, 2005)	This consolidated fiscal year (As of March 31, 2006)
10. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 7 financial institutions and designated commitment line contracts with 18 financial institutions. As of the end of this consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 339,437 Amount of borrowing 70,105 Unused amount 269,332	10. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 22 financial institutions. As of the end of this consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 331,853 Amount of borrowing 99,004 Unused amount 232,849

(10) Notes to Consolidated Financial Statements of Income

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)	This consolidated fiscal year (From April 1, 2005 to March 31, 2006)
1. Principal items of other financial income (Millions of yen) Interest on deposits 6 Interest on loans 14	1. Principal items of other financial income (Millions of yen) Interest on deposits 4 Interest on loans 8 Effect of currency exchange 36
2. Principal financial expenses (Millions of yen) Interest paid 15,169 Interest on straight bonds 5,161 Bond issue expenses 142	2. Principal financial expenses (Millions of yen) Interest paid 13,404 Interest on straight bonds 5,066 Bond issue expenses 383
3. Principal items of operational expenses (Millions of yen) Advertising expenses 15,278 Provision for bad debts 106,895 Provision for loss on guaranteed receivables 1,558 Salaries 33,498 Retirement benefit expenses 3,243 Provision for directors' and corporate auditors' retirement benefits 84 Welfare expenses 4,083 Leases 13,813 Depreciation expenses 4,842 Fees 28,510 Amortization of consolidation adjustment account 981	3. Principal items of operational expenses (Millions of yen) Advertising expenses 19,014 Provision for bad debts 115,477 Provision for loss on guaranteed receivables 1,647 Provision for loss on interest repayments 23,700 Salaries 33,640 Retirement benefit expenses 3,223 Provision for directors' and corporate auditors' retirement benefits 98 Welfare expenses 4,223 Leases 13,747 Depreciation expenses 4,446 Fees 32,125
4. Breakdown of gains on sales of fixed assets (Millions of yen) Vehicles and delivery equipment 0 Equipment and furniture 0 Total 1	4. Breakdown of gains on sales of fixed assets (Millions of yen) Vehicles and delivery equipment 0 Equipment and furniture 10 Land 213 Total 224

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)	This consolidated fiscal year (From April 1, 2005 to March 31, 2006)
5. —	5. Breakdown of other extraordinary income (Millions of yen) Gains on sales of golf club memberships 1 Gains on settlement of affiliated companies 7 Total 9 Gains on settlement of affiliated companies results from gains on liquidation of shares of an affiliated company due to the dissolution of ACOM PACIFIC, INC.
6. Loss on sales of fixed assets (Millions of yen) Buildings and structures 2 Vehicles and delivery equipment 1 Equipment and furniture 17 Land 44 Telephone rights 0 Total 66	6. Loss on sales of fixed assets (Millions of yen) Buildings and structures 283 Equipment and furniture 11 Land 74 Leasehold 4 Telephone rights 60 Other intangible asset 34 Total 468
7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below (Millions of yen) Buildings and structures 738 Equipment and furniture 299 Total 1,037	7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below (Millions of yen) Buildings and structures 621 Equipment and furniture 180 Total 802

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)

8. Impairment loss

Our Group has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Hyogo Sanda City	Welfare/ Leisure Facilities	Land and Buildings etc.
Hyogo Kinosaki-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Osaka City Kita-ku	Leasehold Building	Land and Buildings etc.
Hokkaido Abuta-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Kawasaki City Kawasaki-ku	Leasehold Building	Land
Osaka City Nishiyodogawa-ku	Store	Buildings and Leasehold
Yokohama City Naka-ku	Leasehold Building	Land
Iwate Iwate-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Shizuoka Inasa-gun	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units our Group has adopted for the grouping of fixed assets are as bellow:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial or non-financial businesses: departments etc.

For leasehold estate and property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

This consolidated fiscal year (From April 1, 2005 to March 31, 2006)

8. Impairment loss

Our Group has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Mie Toba City	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units our Group has adopted for the grouping of fixed assets are as bellow:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial or non-financial businesses: departments etc.

For leasehold estate and property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)	This consolidated fiscal year (From April 1, 2005 to March 31, 2006)
(3) Process through which impairment loss was recognized We recognized impairment loss on some of leasehold estate where there had been a significant decline in the asset's current value or profitability. We also recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.	(3) Process through which impairment loss was recognized We recognized impairment loss on property to be sold because the sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.
(4) Amounts of impairment loss Buildings and structures 107 Land 1,221 Leasehold 54 Total 1,383	(4) Amounts of impairment loss Buildings and structures 3 Land 0 Total 4
(5) Calculation of recovery price The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7 % the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.	(5) Calculation of recovery price The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7 % the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.
9. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 0 Provision for default of golf club memberships 20 Loss on sales of golf club memberships 0 Loss on sales of long-term prepaid expenses 0 Temporary amortization of long-term prepaid expenses 30 Total 53	9. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 15 Provision for default of golf club memberships 30 Loss on maturity of golf club memberships 15 Temporary amortization of long-term prepaid expenses 27 Total 88
10. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	10. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

(11) Notes to Consolidated Statements of Cash Flows

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)	This consolidated fiscal year (From April 1, 2005 to March 31, 2006)
1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2005. (Millions of yen) Cash and time deposits 85,126 Marketable securities 525 Short-term loans 60,844 Time deposits and certificates of which term of deposit is more than three months (50) Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (525) Cash and cash equivalents 145,920	1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2006. (Millions of yen) Cash and time deposits 70,402 Marketable securities 721 Short-term loans 26,997 Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (721) Cash and cash equivalents 97,399

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)		This consolidated fiscal year (From April 1, 2005 to March 31, 2006)	
2. Breakdown of assets and liabilities of new consolidated subsidiaries by acquisition of stocks		2. Breakdown of assets and liabilities of new consolidated subsidiaries by acquisition of stocks	
DC Cash One Ltd.	(Millions of yen)	DC Servicer company, Ltd.	(Millions of yen)
	(As of March 31, 2005)		(As of September 30, 2006)
Current assets	62,261	Current assets	112
Fixed assets	491	Fixed assets	15
Consolidation adjustment account	1,074	Consolidation adjustment account	(35)
Current liabilities	(25,913)	Current liabilities	(36)
Fixed liabilities	(30,012)	Minority interests in consolidated subsidiaries	(18)
Minority interests in consolidated subsidiaries	(3,090)	Acquisition price of stocks	37
Revaluation of Investments in equity-method	(1,897)	Cash and cash equivalents	(51)
Acquisition price of stocks	2,914	Balance: Net payments for acquisition	(13)
Cash and cash equivalents	(2,425)		
Balance: Net payments for acquisition	488		
AC Ventures Co., Ltd.	(Millions of yen)		
	(As of March 31, 2005)		
Current assets	260		
Fixed assets	436		
Current liabilities	(248)		
Fixed liabilities	(8)		
Consolidation adjustment account	(93)		
Acquisition price of stocks	348		
Cash and cash equivalents	(260)		
Balance: Net payments for acquisition	87		

(12) Segment Information

(A) Business segment information

Prior consolidated fiscal year (from April 1, 2004 to March 31, 2005) and this consolidated fiscal year (from April 1, 2005 to March 31, 2006)

Detailed business segment information is omitted as operating income, operating profit and assets in financial service business account for more than 90% of total consolidated operating income, consolidated operating profit and total assets across all segments.

(B) Geographical segment information

Prior consolidated fiscal year (from April 1, 2004 to March 31, 2005) and this consolidated fiscal year (from April 1, 2005 to March 31, 2006)

Geographical segment information is omitted as sales and assets in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior consolidated fiscal year (from April 1, 2004 to March 31, 2005) and this consolidated fiscal year (from April 1, 2005 to March 31, 2006)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(13) Lease Transactions

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)	This consolidated fiscal year (From April 1, 2005 to March 31, 2006)

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	186	101	85
Equipment and furniture	5,636	3,647	1,989
Total	5,823	3,748	2,075

(2) Equivalent balance of the unaccrued lease fees

	(Millions of yen)
Within a year	1,172
More than one year	950
Total	2,123

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

	(Millions of yen)
Lease fees payable	1,844
Equivalent of depreciation	1,752
Equivalent of interest payable	66

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

	(Millions of yen)
Unaccrued lease fees	
Within a year	1
More than one year	-
Total	1

This consolidated fiscal year (From April 1, 2005 to March 31, 2006)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	177	88	89
Equipment and furniture	3,941	2,793	1,148
Total	4,119	2,881	1,237

(2) Equivalent balance of the unaccrued lease fees

	(Millions of yen)
Within a year	731
More than one year	532
Total	1,264

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

	(Millions of yen)
Lease fees payable	1,272
Equivalent of depreciation	1,211
Equivalent of interest payable	40

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. —

(14) Transactions between related parties

This consolidated fiscal year (from April 1, 2005 to March 31, 2006)

(A) Directors and primary individual shareholders, etc.

(Millions of yen)

Attribute		Director	Company owned by the directors and their close relative holding the majority of ratio of voting rights	
Name		Kyosuke Kinoshita	Itoko Co., Ltd.	
Address		—	Osaka City, Kita-ku	
Paid-in capital		—	400	
Business outline/Occupation		Chairman of the Company and also chief director of The Institute for Research on Household Economics	Rental of real estates	
Ratio of voting rights holding (held)		—	Direct (1.20%)	
Relationship	Directors involved in other business	—	—	
	Business	—	Rental of real estates	
Summary of transactions		Donation	Guaranty money deposited for premises	Rent Payment
Amount transacted		200	—	6
Subject		—	Guaranty money deposited	—
Outstanding amount at the end of the fiscal year		—	6	—

Notes: 1. Amount transacted above does not include consumption tax, etc.

2. Terms and conditions of the transaction and its policies

The Institute for Research on Household Economics conducts research on household economy. We determine the terms and conditions of transactions by taking its business plans and business performance into consideration.

Terms and conditions of property lease contracts by Itoko Co., Ltd. are determined as being in common practice. With regard to the the lease fee for the property lease of Itoko Co., Ltd. is determined by the negotiations once in two years based on market situation of neighborhoods.

(B)Subsidiaries of parent and other related companies (Millions of yen)

Attribute		Subsidiary of *other* related company				
Name		Mitsubishi UFJ Trust and Banking Corporation				Mitsubishi UFJ Securities Co., Ltd.
Address		Chiyoda-ku, Tokyo				Chiyoda-ku, Tokyo
Paid-in capital		324,279				65,518
Business outline		Trust bank business				Securities business
Ratio of voting rights holding (held)		Direct (1.99%)				Direct (0.00%)
Relationship	Directors involved in other business	—				—
	Business	Borrowing				Securities transactions
Summary of transactions		Borrowing of the capital		Payment of interest		Purchase of market securities
Amount transacted		Borrowing: 21,700 Repayment: 39,921		2,426		Purchase: 40,454
Subject		Current portion of long-term loans	Long-term loans	Other current assets	Other current liabilities	—
Outstanding amount at the end of the fiscal year		59,230	141,642	375	33	—

Note: 1. On October 1, 2005, Mitsubishi UFJ Trust and Banking Corporation was created upon the merger between The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited, and Mitsubishi UFJ Securities Co., Ltd. was created upon the merger between Mitsubishi Securities Co., Ltd. and UFJ Tsubasa Securities Co., Ltd.

2. Terms and conditions of the transaction and its policies
Interest rates of the borrowing by Mitsubishi UFJ Trust and Banking Corporation are the money market rates.
Purchase unit price of market securities from Mitsubishi UFJ Securities Co., Ltd. is the price discounted by 1% from the closing price at date of record.

(15) Notes to the Method of Tax Effect Accounting

Prior consolidated fiscal year (As of March 31, 2005)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Nondeductible write-offs of bad debts	12,804
Amount exceeding the tax limit for the provision for bad debt allowance	18,668
Allowance for loss on guaranteed receivables	1,171
Amount exceeding the tax limit for the provision for accrued bonuses	1,901
Allowance for directors' and corporate auditors' retirement benefits	345
Unrecognized accrued interest income	452
Accrued enterprise tax	2,132
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	163
Amount exceeding the tax limit for the amortization of software application	6,651
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	324
Nondeductible devaluation of marketable securities	232
Unrecognized valuation loss on golf club memberships	167
Amount exceeding the tax limit for depreciation	106
Impairment loss	489
Elimination of unrealized inter-company profit	1,237
Tax loss carryforwards of subsidiaries	10,195
Others	1,116
Sub total deferred tax assets	58,162
Valuation allowance	(11,130)
Total deferred tax assets	47,032
Deferred tax liabilities:	
Retained earnings of subsidiaries	4,142
Charge for prepaid pension expenses	641
Change in valuation of other marketable securities	4,392
Others	170
Total deferred tax liabilities	9,347
Balance of deferred tax assets	37,685

2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes

Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.

This consolidated fiscal year (As of March 31, 2006)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

	(Millions of yen)
Deferred tax assets:	
Nondeductible write-offs of bad debts	11,800
Amount exceeding the tax limit for the provision for bad debt allowance	13,113
Allowance for loss on guaranteed receivables	1,356
Allowance for loss on interest repayments	9,643
Amount exceeding the tax limit for the provision for accrued bonuses	1,549
Allowance for directors' and corporate auditors' retirement benefits	346
Unrecognized accrued interest income	571
Accrued enterprise tax	1,995
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	148
Amount exceeding the tax limit for the amortization of software application	6,281
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	314
Nondeductible devaluation of marketable securities	232
Unrecognized valuation loss on golf club memberships	155
Amount exceeding the tax limit for depreciation	137
Elimination of unrealized inter-company profit	1,272
Tax loss carryforwards of subsidiaries	10,719
Others	1,389
Sub total deferred tax assets	61,028
Valuation allowance	(11,718)
Total deferred tax assets	49,310
Deferred tax liabilities:	
Retained earnings of subsidiaries	5,354
Charge for prepaid pension expenses	678
Change in valuation of other marketable securities	21,453
Others	173
Total deferred tax liabilities	27,660
Balance of deferred tax assets	21,650

2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes

Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.

(16) Marketable Securities

(A) Bonds held to maturity with market quotations

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2005)			This consolidated fiscal year (As of March 31, 2006)		
	Book value	Market price	Unrealized gain (loss)	Book value	Market price	Unrealized gain (loss)
Market price greater than book value						
(a) Government/municipal	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—
(c) Miscellaneous	4,000	4,108	108	4,000	4,071	71
Subtotal	4,000	4,108	108	4,000	4,071	71
Book value greater than market price						
(a) Government/municipal	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—
(c) Miscellaneous	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—
Total	4,000	4,108	108	4,000	4,071	71

(B) Other marketable securities with market quotation

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2005)			This consolidated fiscal year (As of March 31, 2006)		
	Original cost	Book value	Unrealized gain (loss)	Original cost	Book value	Unrealized gain (loss)
Market price greater than book value						
(a) Stocks	9,733	20,694	10,961	56,895	109,369	52,473
(b) Bonds						
Government/municipal	81	86	4	82	84	2
Corporate	535	539	4	590	591	1
Miscellaneous	—	—	—	—	—	—
(c) Other	1,161	1,231	70	967	1,339	372
Subtotal	11,511	22,552	11,040	58,535	111,385	52,849
Book value greater than market price						
(a) Stocks	1,851	1,630	(221)	762	654	(108)
(b) Bonds						
Government/municipal	—	—	—	—	—	—
Corporate	527	525	(2)	—	—	—
Miscellaneous	—	—	—	—	—	—
(c) Other	443	404	(39)	670	644	(26)
Subtotal	2,823	2,559	(263)	1,433	1,299	(134)
Total	14,335	25,111	10,776	59,968	112,684	52,715

Note: In the prior consolidated accounting period and this consolidated accounting period, there was no record of impairment loss with respect to other securities with market prices.

Impairment losses on stocks are written off when the market price of a given stock fell more than 50% of original cost and the market price is deemed unlikely to recover the level of the original cost. Impairment losses on stocks are also written off when the market price did not recover the fall out ratio of 30% for one year after the market price of a given stock fell more than 30 % to below 50% of original cost and the market price is deemed unlikely to recover the level of the original cost.

(C) Other marketable securities sold during the consolidated fiscal year

(Millions of yen)

Type	Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)	This consolidated fiscal year (From April 1, 2005 to March 31, 2006)
Amount of sales	455	592
Total gains on sales	141	0
Total losses on sales	128	-

(D) Principal marketable securities where there is no market quotation

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2005)	This consolidated fiscal year (As of March 31, 2006)
	Amount recorded on consolidated balance sheet	Amount recorded on consolidated balance sheet
Other marketable securities		
Unlisted securities (excluding OTC securities)	452	456
Investments in investing business association	1,054	666
Anonymous association agreement	1,310	631

(E) Redemption schedule for other marketable securities with maturities and bonds held to maturity

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2005)				This consolidated fiscal year (As of March 31, 2006)			
	Up to 1 year	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years	Up to 1 year	More than 1 year and up to 5 years	More than 5 years and up to 10 years	More than 10 years
(a) Bonds								
Government/municipal, etc.	—	86	—	—	—	84	—	—
Corporate	525	574	—	—	591	35	—	—
Miscellaneous	—	—	4,000	—	—	—	4,000	—
(b) Other	—	612	7	—	129	509	9	—
Total	525	1,274	4,007	—	721	629	4,009	—

(17) Derivative Transaction

(A) Transaction information

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)	This consolidated fiscal year (From April 1, 2005 to March 31, 2006)
1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap, interest-rate caps, and currency swaps. 2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes. 3. Purpose for using derivative transactions The Company and its consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables, and currency swaps agreements in order to hedge against the risk of fluctuation in currencies relating to payments made in Japanese Yen and receivables in foreign currency. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions. (1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements and interest-rate caps) Items hedged Loans with variable interest rates Currency related derivatives Hedging instruments Currency swaps agreements Items hedged Loans denominated in foreign currency (2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements, etc. in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans, and currency swaps agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its loans denominated in foreign currency. Derivative transactions are entered into in compliance with the Companies' internal rules. (3) Evaluating the efficacy of hedging activities In regard to interest related derivatives, the performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required.	1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap, interest-rate caps, and currency swaps. 2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes. 3. Purpose for using derivative transactions The Company and its consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables, and currency swaps agreements in order to hedge against the risk of fluctuation in currencies relating to payments made in Japanese Yen and receivables in foreign currency. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions. (1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements and interest-rate caps) Items hedged Loans with variable interest rates Currency related derivatives Hedging instruments Currency swaps agreements Items hedged Loans denominated in foreign currency (2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements, etc. in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans, and currency swaps agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its loans denominated in foreign currency. Derivative transactions are entered into in compliance with the Companies' internal rules. (3) Evaluating the efficacy of hedging activities In regard to interest related derivatives, the performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required.

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)	This consolidated fiscal year (From April 1, 2005 to March 31, 2006)
4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap and currency swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates. In addition, the Companies are not exposed to risk on interest rate caps, as the maximum interest rate is capped at the cap rates. (2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy. 5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.	4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap and currency swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates. In addition, the Companies are not exposed to risk on interest rate caps, as the maximum interest rate is capped at the cap rates. (2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy. 5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive managing directors' meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.

(B) Matter related to market value, etc. of the derivative transaction

Prior consolidated fiscal year (from April 1, 2004 to March 31, 2005) and this consolidated fiscal year (from April 1, 2005 to March 31, 2006)

Market value information is not required as all of the Company and its consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

(18) Retirement Benefits Accounting

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)	This consolidated fiscal year (From April 1, 2005 to March 31, 2006)
1. Overview of retirement benefit plans The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: prepaid retirement pension plan, tax-qualified retirement annuity plan, and lump-sum severance payment plan. There are also cases when an employee is given a severance pay premium on leaving the company. 5 companies within the consolidated ACOM Group have lump-sum severance payment plans. As to the employees' pension fund, the Group also has a jointly established fund and a multi-employer fund. In addition, as to the tax-qualified retirement annuity plan, the Group has a jointly managed annuity plan and 1 consolidated subsidiary has a separately managed plan.	1. Overview of retirement benefit plans The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: prepaid retirement pension plan, tax-qualified retirement annuity plan, and lump-sum severance payment plan. There are also cases when an employee is given a severance pay premium on leaving the company. 5 companies within the consolidated ACOM Group have lump-sum severance payment plans. As to the employees' pension fund, the Group also has a jointly established fund and a multi-employer fund. In addition, as to the tax-qualified retirement annuity plan, the Group has a jointly managed annuity plan and 1 consolidated subsidiary has a separately managed plan.
2. Retirement benefit liabilities as of March 31, 2005 (Millions of yen) (1) Retirement benefit liabilities (22,591) (2) Pension assets 22,327 (3) Unfunded retirement benefit liabilities (1 + 2) (264) (4) Unrecognized past service liabilities (239) (reduction of liabilities) (5) Unrecognized difference with actuarial liability 1,344 (6) Difference (3 + 4 + 5) 1,320 (7) Prepaid pension expenses 1,577 (8) Allowance for retirement benefits (6 - 7) (257)	2. Retirement benefit liabilities as of March 31, 2006 (Millions of yen) (1) Retirement benefit liabilities (24,001) (2) Pension assets 29,890 (3) Unfunded retirement benefit liabilities (1 + 2) 5,889 (4) Unrecognized past service liabilities 169 (reduction of liabilities) (5) Unrecognized difference with actuarial liability (4,710) (6) Difference (3 + 4 + 5) 1,348 (7) Prepaid pension expenses 1,667 (8) Allowance for retirement benefits (6 - 7) (318)
Notes: 1. Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.	Notes: 1. Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.

Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005)	This consolidated fiscal year (From April 1, 2005 to March 31, 2006)
3. Retirement benefit expenses (Millions of yen) (1) Service expenses (Note 1) 1,595 (2) Interest expenses 417 (3) Expected investment income (578) (4) Recognized past service liabilities 70 (5) Difference from change of accounting standards 1,279 (6) Special severance pay premium 63 (7) Others 395 (8) Retirement benefit expenses (1+2+3+4+5+6+7) 3,243 Notes: 1. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses". 2. Others are premium paid to a defined-contribution pension plan. 4. Assumptions in calculating retirement benefit liabilities (1) Discount rate 2.0% (2) Expected rate of return on investments 3.0% (3) Allocation of projected benefit liabilities Straight-line method (4) Years for amortizing past service liabilities 5 years Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence. (5) Years for amortizing actuarial losses 5 years Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.	3. Retirement benefit expenses (Millions of yen) (1) Service expenses (Note 1) 1,659 (2) Interest expenses 444 (3) Expected investment income (666) (4) Recognized past service liabilities 70 (5) Difference from change of accounting standards 1,164 (6) Special severance pay premium 151 (7) Others 400 (8) Retirement benefit expenses (1+2+3+4+5+6+7) 3,223 Notes: 1. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses". 2. Others are premium paid to a defined-contribution pension plan. 4. Assumptions in calculating retirement benefit liabilities (1) Discount rate 2.0% (2) Expected rate of return on investments 3.0% (3) Allocation of projected benefit liabilities Straight-line method (4) Years for amortizing past service liabilities 5 years Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence. (5) Years for amortizing actuarial losses 5 years Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

5. Actual Results

(1) Operating income by segment

(Millions of yen)

Item \ Term	Prior consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount	Composition ratio	This consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount	Composition ratio	Change Amount	Percentage
		%		%		%
Financial business	426,714	98.3	438,886	98.5	12,171	2.9
Loan business	387,348	89.3	396,485	89.0	9,137	2.4
Credit card business	6,311	1.4	6,462	1.4	150	2.4
Installment sales finance business	16,622	3.8	14,839	3.3	(1,782)	(10.7)
Guarantee business	7,627	1.8	6,651	1.5	(976)	(12.8)
Loan servicing business	8,762	2.0	14,117	3.2	5,355	61.1
Others	42	0.0	331	0.1	288	676.0
Other business	7,250	1.7	6,544	1.5	(706)	(9.7)
Rental business	3,781	0.9	4,318	1.0	536	14.2
Others	3,469	0.8	2,226	0.5	(1,242)	(35.8)
Total	433,965	100.0	445,431	100.0	11,465	2.6

(2) Other statistics

(A) Receivables outstanding

(Millions of yen)

Item \ Term	Prior consolidated fiscal year (As of March 31, 2005)	This consolidated fiscal year (As of March 31, 2006)	Amount of change	Percentage
				%
Loan business	1,680,184	1,703,172	22,988	1.4
Credit card business	49,399	48,120	(1,279)	(2.6)
Credit card	48,833	47,537	(1,296)	(2.7)
Others	565	583	17	3.1
Installment sales finance business	127,378	83,335	(44,042)	(34.6)
Loan servicing business	12,723	17,423	4,700	36.9
Total	1,869,685	1,852,053	(17,632)	(0.9)

(B)Number of customer accounts

Item \ Term	Prior consolidated fiscal year (As of March 31, 2005)	This consolidated fiscal year (As of March 31, 2006)	Amount of change	Percentage
				%
Loan business	3,406,054	3,450,636	44,582	1.3
Credit card business	1,197,784	1,259,509	61,725	5.2
Credit card	1,191,975	1,253,603	61,628	5.2
Others	5,809	5,906	97	1.7
Installment sales finance business	958,768	671,742	(287,026)	(29.9)
Loan servicing business	137,808	200,662	62,854	45.6
Rental Business	11,319	9,268	(2,051)	(18.1)

Notes: The definition of number of customer accounts is as follows,
(1) Loan business: The number of loan accounts with loan balance outstanding
(2) Credit card business: Cardholder of ACOM MasterCard
(3) Installment sales finance business: Number of contracts with receivables outstanding
(4) Servicing business: Number of accounts for purchased loans
(5) Rental business: Number of users during the fiscal year

(C)Others

(Millions of yen)

Item \ Term	Prior consolidated fiscal year (As of March 31, 2005)	This consolidated fiscal year (As of March 31, 2006)	Amount of change	Percentage
				%
Number of outlets	1,854	2,102	248	13.4
Number of employees	6,621	6,796	175	2.6
Allowance for bad debts	130,532	131,620	1,088	0.8
Allowance for loss on guaranteed Receivables	1,558	1,647	89	5.8
Allowance for loss on interest repayments	—	23,700	23,700	—
Bad debt write-offs	113,566	115,981	2,414	2.1

(TRANSLATION)

Brief Statement of Financial Results for the Fiscal Year Ended March 2006 (Non-consolidated)

April 27, 2006

Forward-looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the fiscal year ended March 2006 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code No.:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone No.:	(03) 5533-0631
Date of the board of directors' meeting for the account settlement:	April 27, 2006
Date of the ordinary general meeting of the shareholders:	June 22, 2006
Date of the commencement of dividends payment (scheduled):	June 23, 2006
Interim-dividend system:	Adopted
Unit of share system:	Adopted (10 shares for a unit)

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Non-consolidated).

1. Non-Consolidated Business Results for the Fiscal Year Ended March 2006(from April 1, 2005 to March 31, 2006)

(1) Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
3/06	396,637	(1.5%)	106,124	(24.3%)	108,174	(23.7%)
3/05	402,734	(2.2%)	140,234	21.0%	141,695	20.3%

	Net income (Millions of yen)		Net Income per Share (Yen)	Net Income per Share Diluted (Yen)	Return on Equity	Income Before Extraordinary Items to Total Assets	Income Before Extraordinary Items to Operating Income
3/06	64,152	(22.7%)	407.52	407.34	7.2%	5.5%	27.3%
3/05	83,001	26.4%	525.54	525.25	10.7%	7.1%	35.2%

Notes: 1. Average number of shares issued: 157,337,635 shares for fiscal year ended March 2006, 157,866,942 shares for fiscal year ended March 2005.
2. Change in accounting policies: None
3. Regarding operating income, operating profit, income before extraordinary items and net income, the figures in percentages show the growth from the previous fiscal year.

(2) Dividends

	Annual Cash Dividends per Share(Yen)			Total Amount of Annual Cash Dividends (Millions of yen)	Dividends Pay-out Ratio	Ratio of Total Amount of Dividends to Shareholders' Equity
		Interim	Year-end			
3/06	140.00	70.00	70.00	22,003	34.4%	2.4%
3/05	100.00	45.00	55.00	15,829	19.0%	1.8%

(3) Financial Position

(Millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share (Yen)
3/06	1,961,462	923,408	47.1%	5,874.26
3/05	1,951,625	862,301	44.2%	5,447.18

Notes: 1. Number of shares issued at fiscal year-end: 157,190,055 shares in fiscal year ended March 2006, 158,295,574 shares in fiscal year ended March 2005.
2. Number of treasury shares at fiscal year-end: 2,438,225 shares in fiscal year ended March 2006, 1,332,706 shares in fiscal year ended March 2005.

2. Forecast for the Fiscal Year Ending March 2007 (from April 1, 2006 to March 31, 2007)

(Millions of yen)

	Operating Income	Income Before Extraordinary Items	Net Income	Annual Cash Dividends per Share		
				Interim Dividends	Year-end Dividends	(Yen)
Interim	193,400	55,500	32,700	70.00	–	–
Annual	385,700	109,600	64,900	–	70.00	140.00

Reference: Projected net income per share (annual): 412.66 yen.

5. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Subject / Term	Prior fiscal year (As of March 31, 2005)		This fiscal year (As of March 31, 2006)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%
I. Current assets	1,800,655	92.3	1,725,542	88.0	(75,113)	(4.2)
Cash and time deposits	71,785		53,981		(17,803)	(24.8)
Loans receivable	1,601,773		1,596,276		(5,496)	(0.3)
Installment sales receivables	118,867		93,321		(25,545)	(21.5)
Marketable securities	--		129		129	--
Merchandise	5,721		3,721		(2,000)	(35.0)
Prepaid expenses	3,749		2,588		(1,160)	(31.0)
Deferred tax assets	37,896		40,244		2,348	6.2
Accrued income	12,108		11,892		(215)	(1.8)
Short-term loans	59,994		24,997		(34,996)	(58.3)
Short-term loans to affiliates	983		--		(983)	--
Other current assets	7,396		18,556		11,160	150.9
Allowances for bad debts	(119,620)		(120,170)		(550)	0.5
II. Fixed assets	150,969	7.7	235,920	12.0	84,951	56.3
Tangible fixed assets	38,240	2.0	38,488	2.0	248	0.6
Buildings	13,497		13,301		(195)	(1.5)
Structures	3,637		3,775		138	3.8
Vehicles and delivery equipment	16		11		(5)	(31.7)
Equipment and furniture	14,030		14,849		819	5.8
Land	7,058		6,550		(508)	(7.2)
Intangible fixed assets	1,143	0.0	1,019	0.0	(123)	(10.8)
Leasehold	15		4		(10)	(71.8)
Telephone rights	1,077		1,014		(63)	(5.9)
Other intangible fixed assets	50		0		(49)	(98.5)
Investments and other assets	111,585	5.7	196,412	10.0	84,826	76.0
Investments in securities	26,392		110,815		84,422	319.9
Investments in shares of affiliates	35,604		38,580		2,976	8.4
Other investments in affiliates	--		2,197		2,197	--
Investments in equity other than capital stock	129		104		(24)	(19.2)
Investments in affiliates' equity other than capital stock	1		1		--	--
Long-term loans	1,034		1,000		(34)	(3.3)
Long-term loans to affiliates	28,834		24,660		(4,174)	(14.5)
Claims on bankruptcy and reorganization, etc.	3,471		3,489		18	0.5
Long-term prepaid expenses	1,147		876		(271)	(23.6)
Deferred tax assets	599		--		(599)	--
Guaranty money deposited	10,434		10,587		152	1.5
Prepaid pension expenses	1,542		1,627		84	5.5
Other investments	5,174		5,002		(171)	(3.3)
Allowance for bad debts	(2,780)		(2,530)		250	(9.0)
Total Assets	1,951,625	100.0	1,961,462	100.0	9,837	0.5

(Millions of yen)

Subject \ Term	Prior fiscal year (As of March 31, 2005)		This fiscal year (As of March 31, 2006)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Liabilities)		%		%		%
I. Current liabilities	403,996	20.7	385,572	19.6	(18,423)	(4.6)
Accounts payable	1,198		1,187		(10)	(0.9)
Short-term loans	2,500		1,000		(1,500)	(60.0)
Current portion of long-term loans	264,581		207,221		(57,359)	(21.7)
Commercial paper	20,000		50,000		30,000	150.0
Current portion of bonds and notes	60,000		55,000		(5,000)	(8.3)
Amount payable	2,447		1,406		(1,040)	(42.5)
Accrued expenses	13,697		11,594		(2,102)	(15.3)
Accrued income taxes	27,029		24,937		(2,091)	(7.7)
Deposit received	391		433		41	10.7
Unearned income	73		84		11	15.5
Allowance for loss on guaranteed receivables	2,880		3,330		450	15.6
Allowance for loss on interest repayments	--		23,700		23,700	--
Deferred income on installment sales	9,122		5,515		(3,606)	(39.5)
Other current liabilities	75		161		85	112.5
II. Fixed liabilities	685,327	35.1	652,481	33.3	(32,846)	(4.8)
Straight bonds	205,000		210,000		5,000	2.4
Long-term loans	476,641		421,987		(54,654)	(11.5)
Deferred tax liabilities	--		17,130		17,130	--
Allowance for directors' and corporate auditors' retirement benefits	713		736		22	3.2
Other fixed liabilities	2,971		2,627		(344)	(11.6)
Total liabilities	1,089,323	55.8	1,038,053	52.9	(51,269)	(4.7)
(Shareholders' equity)						
I. Common stock	63,832	3.3	63,832	3.3	--	–
II. Capital surplus	76,458	3.9	76,020	3.9	(438)	(0.6)
Additional paid-in capital	72,322		72,322		--	--
Other capital surplus	4,135		3,697		(438)	(10.6)
Net gain on disposal of treasury stock	4,135		3,697		(438)	(10.6)
III. Earned surplus	726,426	37.2	770,836	39.3	44,409	6.1
Legal reserve	4,320		4,320		--	--
Voluntary reserve	620,000		690,000		70,000	11.3
General reserve	620,000		690,000		70,000	11.3
Unappropriated retained earnings	102,106		76,515		(25,590)	(25.1)
IV. Securities valuation adjustment	6,384	0.3	31,258	1.6	24,873	389.6
V. Treasury stock	(10,801)	(0.5)	(18,538)	(1.0)	(7,737)	71.6
Total shareholders' equity	862,301	44.2	923,408	47.1	61,107	7.1
Total liabilities and shareholders' equity	1,951,625	100.0	1,961,462	100.0	9,837	0.5

(2) Non-Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior fiscal year (From April 1, 2004 to March 31, 2005)		This fiscal year (From April 1, 2005 to March 31, 2006)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I. Operating income	402,734	100.0	396,637	100.0	(6,097)	(1.5)
Interest on loans receivable	372,389		367,619		(4,769)	(1.3)
Fees from credit card business	6,113		6,139		25	0.4
Fees from installment sales finance business	9,255		5,550		(3,704)	(40.0)
Fees on guaranteed receivables	6,871		8,549		1,677	24.4
Other financial income	19		46		26	139.8
Sales	158		--		(158)	--
Other operating income	7,927		8,732		804	10.1
II. Operating expenses	262,500	65.2	290,512	73.2	28,011	10.7
Financial expenses	21,591	5.4	18,186	4.6	(3,404)	(15.8)
Cost of sales	157	0.0	--	--	(157)	--
Other operating expenses	240,751	59.8	272,325	68.6	31,573	13.1
Operating profit	140,234	34.8	106,124	26.8	(34,109)	(24.3)
III. Non-operating income	2,083	0.5	2,215	0.6	132	6.3
Interest income	681		572		(108)	(16.0)
Interest on securities	73		97		24	33.1
Dividends received	324		544		220	68.0
Gains on sale of securities	15		0		(15)	--
Insurance payment received	42		50		7	18.7
Rent from Company's residence	486		492		5	1.2
Other non-operating income	460		458		(2)	(0.5)
IV. Non-operating expenses	622	0.1	165	0.1	(456)	(73.3)
Stock issue expenses	474		--		(474)	--
Loss on investments in investing business association	61		124		62	101.9
Other non-operating expenses	85		41		(43)	(51.3)
Income before extraordinary items	141,695	35.2	108,174	27.3	(33,521)	(23.7)
V. Extraordinary income	141	0.0	489	0.1	347	245.7
Gains on sale of fixed assets	0		201		201	--
Gains on sales of investment in marketable securities	126		--		(126)	--
Gains on sales of investments in affiliates	--		286		286	--
Gain on maturity of investment trusts	14		--		(14)	--
Other extraordinary income	--		1		1	--

Subject \ Term	Prior fiscal year (From April 1, 2004 to March 31, 2005)		This fiscal year (From April 1, 2005 to March 31, 2006)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
VI. Extraordinary Losses	2,805	0.7	1,424	0.4	(1,381)	(49.2)
Loss on sale of fixed assets	29		436		407	--
Loss on disposal of fixed assets	1,068		871		(196)	(18.4)
Impairment loss	1,094		4		(1,090)	(99.6)
Loss on sale of investments in securities	128		--		(128)	--
Loss on revaluation of investments in marketable securities	353		--		(353)	--
Loss on settlement of affiliated companies	--		22		22	--
Other extraordinary losses	131		88		(42)	(32.3)
Income before income taxes	139,031	34.5	107,239	27.0	(31,792)	(22.9)
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	47,540	13.9	44,770	10.8	(2,770)	(23.1)
Deferred income taxes	8,490		(1,682)		(10,173)	
Net income	83,001	20.6	64,152	16.2	(18,848)	(22.7)
Retained earnings carried forward from the previous period	26,228		23,363		(2,864)	(10.9)
Interim dividends	7,123		10,999		3,876	54.4
Unappropriated retained earnings	102,106		76,515		(25,590)	(25.1)

(3) Comparative Proposition of Appropriation of Retained Earnings

(Millions of yen)

Subject \ Term	Prior fiscal year (as of March 31, 2005)	This fiscal year (as of March 31, 2006)	Change
	Amount	Amount	Amount
I. Unappropriated retained earnings	102,106	76,515	(25,590)
II. The above shall be appropriated as follows:			
Dividends	8,706	11,003	2,297
per share	¥55.00 (Regular dividends:¥55.00)	¥70.00 (Regular dividends:¥70.00)	¥15.00 (Regular dividends:¥15.00)
Bonus to directors	36	34	(2)
Voluntary reserve	70,000	30,000	(40,000)
III. Unappropriated retained earnings carried forward	23,363	35,478	12,115

Notes: 1. As of December 5, 2005, the Company paid interim dividends of ¥70.00 per share (regular dividends) amounted to ¥10,999,942,730 in total.

2. The dividends for this fiscal year as shown above will not be paid to 2,438,225 shares of treasury stock.

(4) Significant Items Relating to the Preparation of Non-Consolidated Financial Statements

(A) Valuation and computation of marketable securities

(a) Securities of subsidiaries and affiliates ... Cost as determined by the moving average method

(b) Securities held to maturity...Amortized cost method (straight-line method)

(c) Other marketable securities

Where there is a market price

Market value as determined by the quoted price at the end of the fiscal year

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(B) Valuation and computation of derivative transactions

Option transaction ... Market value

Swap transaction ... Market value

(C) Valuation and computation of the inventories

Merchandise ... Cost on an individual specified cost basis

(D) Depreciation of the fixed assets

(a) Tangible fixed assets and building and structures in trust ... Declining balance method

(Depreciable life)

Buildings ... 3 to 47 years

Structure ... 3 to 45 years

Vehicles and delivery equipment ... 4 to 6 years

Equipment and furniture ... 2 to 20 years

(b) Intangible fixed assets ... Straight-line method

(c) Long-term prepaid expenses ... Amortized in equal installments

(E) Method of treatment of deferred assets

Stock issue expenses ... Entire amount expensed as incurred

Bond issue expenses ... Entire amount expensed as incurred

(F) Currency translation standards for foreign-currency-denominated assets or liabilities into yen

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the accounting date, and differences in currency translation are added up as profit or loss.

(G) Basis for calculating allowances

(a) Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed receivables, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the this fiscal year.

(c) Allowance for loss on interest repayments

In order to prepare for potential loss on interest repayments in the future, ACOM Group estimates and provides a reasonable amount of allowance for loss on interest repayments in consideration of the past actual results and the latest conditions of such interest repayments.

(Additional information)

ACOM Group is determined to establish an allowance for loss on interest repayments at the end of this fiscal year, recognizing the growing importance in society of this issue, due to the announcement of the Supreme Court decisions concerning the application of constructive repayment rules set forth in Article 43 of "the Law concerning Regulation, etc. of Money Lending Business" on January 13, 2006, and on January 19, 2006.

Consequently, other operating expenses increased by 23,700 million yen, as compared with those computed in conventional accounting procedures, and operating income, income before extraordinary items, and net income, decreased by the same amount, accordingly.

(d) Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this fiscal year.

As projected pension fund asset exceeds the adjusted amounts of projected benefit obligation by unrecognized projected past service liabilities and unrecognized actuarial gains or losses, the surplus is included in the balance of prepaid pension expenses.

(e) Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of the fiscal year in accordance with the Company's internal rules.

(H) Basis of recognition of income and expenses

(a) Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

(b) Income from credit card business

Customer fees ... Recognized mainly by credit balance method.

Merchant fees ... Recognized as fees when treated.

(c) Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

(d) Fees on guaranteed receivables ...Recognized by credit-balance method

(I) Accounting for lease transactions

The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(J) Accounting for hedging activities

(a) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.

(b) Hedging instruments and items hedged

Hedging instruments ... Interest-rate swaps agreements and interest-rate caps

Items hedged ... Loans with variable interest rates

(c) Hedging policy

The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

(d) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria.

As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(K) Other significant accounting policies for the preparation of non-consolidated financial statements

(a) Treatment of consumption tax

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets are recognized as an expense during the year in which it is incurred.

(8) Notes to Non-Consolidated Balance Sheets

Prior fiscal year (As of March 31, 2005)	This fiscal year (As of March 31, 2006)
1. Cumulative depreciation of tangible fixed assets (Millions of yen) 45,264	1. Cumulative depreciation of tangible fixed assets (Millions of yen) 44,719
2. Assets pledged as security (Millions of yen) (1) Pledged assets Loan receivable 472,741 <78,549> [31,976] Buildings 310 Land 394 Total 473,446 <78,549> [31,976] (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 137,666 <31,963> Long-term loans 325,851 <45,471> [23,880] Total 464,517 <78,434> [23,880] Figures in the brackets "< >" represent amounts engaged in transferring of assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loan receivable 340,716 <46,582> [27,623] (2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 130,508 <24,217> [7,960] Long-term loans 197,383 <21,254> [7,960] Total 328,891 <46,471> [15,920] Figures in the brackets "< >" represent amounts engaged in transferring of assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.
3.Authorized shares and issued shares Company's authorized common share capital is 532,197 thousand shares. Our articles of incorporation authorize us to reduce same number of shares when cancellation of shares occurs. Company's issued common share capital is 159,628 thousand shares.	3.Authorized shares and issued shares Company's authorized common share capital is 532,197 thousand shares. Our articles of incorporation authorize us to reduce same number of shares when cancellation of shares occurs. Company's issued common share capital is 159,628 thousand shares.
4.Treasury stock Company holds 1,332,706 shares of common stock.	4.Treasury stock Company holds 2,438,225 shares of common stock.
5. Contingent liabilities (1) Amount of guaranteed receivables of guarantee business (Millions of yen) Guaranteed receivables 137,261 Allowance for loss on guaranteed receivables (2,880) Net 134,381 (2)Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 1,214 ACOM ESTATE CO., LTD. 705 JCK CREDIT CO., LTD. 9,563 IR Loan Servicing, Inc. 1,200 SIAM A&C CO., LTD. 30,746	5. Contingent liabilities (1) Amount of guaranteed receivables of guarantee business (Millions of yen) Guaranteed receivables 163,782 Allowance for loss on guaranteed receivables (3,330) Net 160,452 (2)Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 1,108 ACOM ESTATE CO., LTD. 50 JCK CREDIT CO., LTD. 1,099 IR Loan Servicing, Inc. 1,200 DC Cash One Ltd. 72,733 EASY BUY Public Company Limited 38,855

Prior fiscal year (As of March 31, 2005)	This fiscal year (As of March 31, 2006)
6. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 761,747 million yen at the end of the accounting period. This included a total of 517,947 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	6. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 834,762 million yen at the end of the accounting period. This included a total of 587,092 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
7. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,982 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 23,775 millions of yen. Under the policies stipulated in Japan's tax laws, 11,371 millions of yen of this amount would be classified as loans overdue by three months or more, 5,145 million yen as restructured loans and 7,258 million yen as loans no longer in arrears.	7. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,852 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 35,090 millions of yen. Under the policies stipulated in Japan's tax laws, 11,969 millions of yen of this amount would be classified as loans overdue by three months or more, 6,559 million yen as restructured loans and 16,560 million yen as loans no longer in arrears.

Prior fiscal year (As of March 31, 2005)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,377) 8,377	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(11,534) 35,310	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(12,717) 1,345	Loans other than the above that are overdue by three months or more
Restructured loans	(41,323) 36,177	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(73,952) 81,210	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

8. Financial assets received as freely disposable securities

The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased
(Stated as short-term loans)

59,994 million yen

Market value of marketable securities purchased at the end of the fiscal year.

59,853 million yen

9. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains overdraft contract with one financial institution and designated commitment line contracts with three financial institutions. As of the end of the current non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for overdraft and commitment line	277,182
Amount of borrowing	23,880
Unused amount	253,302

10. Limitation on dividend

The amount of net asset is increased by 6,384 million yen due to revaluation of asset into market value which regulated by commercial rule code No. 124-3

This fiscal year (As of March 31, 2006)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,000) 7,000	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(11,619) 46,709	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(13,080) 1,110	Loans other than the above that are overdue by three months or more
Restructured loans	(61,312) 54,752	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(93,012) 109,573	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

8. Financial assets received as freely disposable securities

The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased
(Stated as short-term loans)

24,997 million yen

Market value of marketable securities purchased at the end of the fiscal year.

24,972 million yen

9. Agreements for overdraft and commitment facilities

For efficient procurement of working capital, the Company maintains overdraft contract with one financial institution and designated commitment line contracts with three financial institutions. As of the end of the current non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for overdraft and commitment line	236,462
Amount of borrowing	30,920
Unused amount	205,542

10. Limitation on dividend

The amount of net asset is increased by 31,258 million yen
due to revaluation of asset into market value which regulated by commercial rule code No. 124-3

Prior fiscal year (As of March 31, 2005)	This fiscal year (As of March 31, 2006)
11. New shares issue Issue form: Third party allocation Number of new shares issued: 14,000,000 common shares Issue price: 6,650 yen per share Amount included in capital: 3,325 yen per share	11. —

(9)Notes to Non-Consolidated Statements of Income

Prior fiscal year (From April 1, 2003 to March 31, 2005)	This fiscal year (From April 1, 2004 to March 31, 2006)
1. Other principal financial income (Millions of yen) Interest on deposits 4 Interest on loans 14	1. Other principal financial income (Millions of yen) Interest on deposits 1 Interest on loans 8 Effect of currency exchange 36
2. Principal financial expenses (Millions of yen) Interest paid 14,513 Interest on straight bonds 4,953 Bond issue expenses 142	2. Principal financial expenses (Millions of yen) Interest paid 11,142 Interest on straight bonds 4,892 Bond issue expenses 383
3. Principal items of operating expenses (Millions of yen) Advertising expenses 16,025 Provision for bad debts 99,582 Provision for loss on guaranteed receivables 2,880 Salaries 28,485 Retirement benefit expenses 3,100 Provision for directors' and corporate auditors' retirement benefits 57 Welfare expenses 3,564 Lease 12,861 Depreciation expenses 4,698 Fees 27,773	3. Principal items of operating expenses (Millions of yen) Advertising expenses 16,087 Provision for bad debts 104,853 Provision for loss on guaranteed receivables 3,330 Provision for loss on interest repayments 23,700 Salaries 27,258 Retirement benefit expenses 3,031 Provision for directors' and corporate auditors' retirement benefits 63 Welfare expenses 3,604 Lease 12,581 Depreciation expenses 4,100 Fees 28,951
4. The business operation results with subsidiaries and affiliates are included into non-operating income as follows; (Millions of yen) Interest income 636 Dividends received 97 Other non-operating income 75 Total 808	4. The business operation results with subsidiaries and affiliates are included into non-operating income as follows; (Millions of yen) Interest income 531 Dividends received 88 Other non-operating income 209 Total 829
5. —	5. The business operation results with subsidiaries and affiliates are included into non-operating expenses as follows; (Millions of yen) Loss on investments in investing business association 52 Other non-operating expenses 4 Total 57
6. Vehicles and delivery equipment represents gains on sales of fixed assets	6. Breakdown of gains on sales of fixed assets (Millions of yen) Buildings 0 Equipment and furniture 0 Land 201 Total 201

Prior fiscal year (From April 1, 2004 to March 31, 2005)

7. —

8. —

9. Breakdown of loss on sales of fixed assets

	(Millions of yen)
Buildings	2
Structures	0
Vehicles and delivery equipment	1
Equipment and fixture	17
Land	7
Telephone rights	0
Total	29

10. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below

	(Millions of yen)
Buildings	549
Structures	224
Equipment and fixture	294
Total	1,068

11. The Company has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Hyogo Sanda City	Welfare/ Leisure Facilities	Land and Buildings etc.
Hyogo Kinosaki-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Hokkaido Abuta-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Osaka City Nishiyodogawa-ku	Store	Buildings and Leasehold
Iwate Iwate-gun	Welfare/ Leisure Facilities	Land and Buildings etc.
Shizuoka Inasa-gun	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

This fiscal year (From April 1, 2005 to March 31, 2006)

7. Gains on sales of investments in shares in affiliates results from sales of shares of CHAILEASE ACOM FINANCE CO., LTD.

8. Other extraordinary income results from sales of golf club memberships

9. Breakdown of loss on sales of fixed assets

	(Millions of yen)
Buildings	270
Structures	5
Equipment and fixture	7
Land	54
Leasehold	4
Telephone rights	60
Other intangible assets	34
Total	436

10. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below

	(Millions of yen)
Buildings	420
Structures	267
Equipment and fixture	184
Total	871

11. The Company has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Mie Toba City	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

Prior fiscal year (From April 1, 2004 to March 31, 2005)	This fiscal year (From April 1, 2005 to March 31, 2006)
(3) Process through which impairment was recognized We recognized impairment loss on property to be sold because the evaluated prices or expected sale prices were significantly lower than the assets' book values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.	(3) Process through which impairment was recognized We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.
(4) Calculation of recovery price (Millions of yen) Buildings 86 Structures 7 Land 945 Leasehold 54 Total 1,094	(4) Calculation of recovery price (Millions of yen) Buildings 3 Land 0 Total 4
(5) Calculation of recovery price The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.	(5) Calculation of recovery price The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.
12. —	12. Loss on settlement of affiliated companies results from loss on liquidation of shares of an affiliated company due to the dissolution of ACOM PACIFIC, INC.
13. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 0 Provision for default of golf club memberships 20 Loss on sales of golf club memberships 0 Loss on liquidation of investment in trusted real property 78 Loss on sales of long-term prepaid expenses 0 Temporary amortization of long-term prepaid expenses 30 Total 131	13. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 15 Provision for default of golf club memberships 30 Loss on maturity of golf club memberships 15 Temporary amortization of long-term prepaid expenses 27 Total 88
14. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.	14. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.

(10) Notes to Lease Transactions

Prior fiscal year (From April 1, 2004 to March 31, 2005)	This fiscal year (From April 1, 2005 to March 31, 2006)
Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee	Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

Prior fiscal year (From April 1, 2004 to March 31, 2005)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	176	96	79
Equipment and furniture	4,826	3,100	1,725
Total	5,002	3,197	1,805

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	1,023
More than 1 year	817
Total	1,841

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	1,686
Equivalent of depreciation	1,605
Equivalent of interest payable	59

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

This fiscal year (From April 1, 2005 to March 31, 2006)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment:	151	79	71
Equipment and furniture	3,181	2,237	943
Total	3,333	2,317	1,015

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	625
More than 1 year	409
Total	1,035

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	1,099
Equivalent of depreciation	1,052
Equivalent of interest payable	30

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

(8) Marketable Securities (Subsidiary and affiliate stock)

Prior non-consolidated fiscal year (from April 1, 2004 to March 31, 2005)
There is no subsidiary and affiliate stock for which market prices are available.

This non-consolidated fiscal year (from April 1, 2005 to March 31, 2006)
There is no subsidiary and affiliate stock for which market prices are available.

(11) Notes to the Method of Tax Effect Accounting

Prior fiscal year (As of March 31, 2005)	This fiscal year (As of March 31, 2006)
1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities	1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

Prior fiscal year (As of March 31, 2005)

	(Millions of yen)
Deferred tax assets	
Nondeductible write-offs of bad debts	12,804
Amount exceeding the tax limit for the provision for bad debt allowance	16,954
Allowance for loss on guaranteed receivables	1,171
Amount exceeding the tax limit for the provision for accrued bonuses	1,749
Allowance for directors' and corporate auditors' retirement benefits	290
Unrecognized accrued interest income	452
Accrued enterprise tax	2,065
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	126
Amount exceeding the tax limit for the amortization of software application	6,562
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	303
Nondeductible devaluation of marketable securities	232
Unrecognized valuation loss on golf club memberships	162
Impairment loss	444
Others	586
Total deferred tax assets	43,909
Valuation allowance	(405)
Total deferred tax assets	43,504
Deferred tax liabilities	
Change in valuation of other marketable securities	4,380
Charge for prepaid pension expenses	627
Total deferred tax liabilities	5,008
Balance of deferred tax assets	38,496

This fiscal year (As of March 31, 2006)

	(Millions of yen)
Deferred tax assets	
Nondeductible write-offs of bad debts	11,800
Amount exceeding the tax limit for the provision for bad debt allowance	11,047
Allowance for loss on guaranteed receivables	1,354
Allowance for loss on interest repayments	9,643
Amount exceeding the tax limit for the provision for accrued bonuses	1,346
Allowance for directors' and corporate auditors' retirement benefits	299
Unrecognized accrued interest income	571
Accrued enterprise tax	1,898
Nondeductible depreciation exceeding the tax limit for depreciation of small capital expenditures	120
Amount exceeding the tax limit for the amortization of software application	6,147
Amount exceeding the tax limit for the amortization of deferred consumption tax and other	280
Nondeductible devaluation of marketable securities	232
Unrecognized valuation loss on golf club memberships	150
Others	721
Total deferred tax assets	45,614
Valuation allowance	(392)
Total deferred tax assets	45,221
Deferred tax liabilities	
Change in valuation of other marketable securities	21,444
Charge for prepaid pension expenses	662
Total deferred tax liabilities	22,107
Balance of deferred tax assets	23,114

Prior fiscal year (As of March 31, 2005)	This fiscal year (As of March 31, 2006)
2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.	2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes Omitted as difference between the statutory tax rate and the effective tax rate was less than 5% of the statutory tax rate.

7. Actual Results

(1) Operating income by segments

(Millions of yen)

Division	Segment \ Term	Prior fiscal year (From April 1, 2004 to March 31, 2005)		This fiscal year (From April 1, 2005 to March 31, 2006)		Change	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
Financial business			%		%		%
	Interest on loans receivable	372,389	92.5	367,619	92.7	(4,769)	(1.3)
	Unsecured loans	364,991	90.6	360,812	91.0	(4,178)	(1.1)
	Consumers	364,944	90.6	360,784	91.0	(4,159)	(1.1)
	Commercials	47	0.0	27	0.0	(19)	(41.2)
	Secured loans	7,397	1.9	6,806	1.7	(590)	(8.0)
	Fees from Installments	15,369	3.8	11,690	2.9	(3,678)	(23.9)
	Credit card	6,113	1.5	6,139	1.5	25	0.4
	Installment sales finance	9,255	2.3	5,550	1.4	(3,704)	(40.0)
	Fees from guarantee business	6,871	1.7	8,549	2.2	1,677	24.4
Other business	Sales	158	0.0	--	--	(158)	--
Others Segment	Other financial income	19	0.0	46	0.0	26	139.8
	Other operating income	7,927	2.0	8,732	2.2	804	10.1
	Collection of bad debts deducted	6,103	1.5	6,922	1.7	819	13.4
	Others	1,824	0.5	1,809	0.5	(14)	(0.8)
Total		402,734	100.0	396,637	100.0	(6,097)	(1.5)

Note: Sales amount of "ACOM MasterCard®" is included in the "credit card."

(2) Other statistics

(a) Receivables outstanding at year-end

(Millions of yen)

Item \ Term	Prior fiscal year (As of March 31, 2005)	This fiscal year (As of March 31, 2006)	Amount of change	Percentage
				%
Loans receivable outstanding	1,601,773	1,596,276	(5,496)	(0.3)
Unsecured loans	1,545,493	1,542,256	(3,236)	(0.2)
Consumers	1,545,295	1,542,121	(3,174)	(0.2)
Commercials	197	134	(62)	(31.5)
Secured loans	56,280	54,020	(2,260)	(4.0)
Installment receivable outstanding	48,853	47,551	(1,301)	(2.7)
Credit Card	48,833	47,537	(1,296)	(2.7)
Other	19	14	(4)	(24.5)
Installment sales finance business	70,014	45,769	(24,244)	(34.6)

(b) Number of customer accounts

Item	Prior fiscal year (As of March 31, 2005)	This fiscal year (As of March 31, 2006)	Amount of change	Percentage
				%
Loan business	2,902,916	2,859,176	(43,740)	(1.5)
Unsecured loans	2,890,353	2,846,796	(43,557)	(1.5)
Consumers	2,890,120	2,846,643	(43,477)	(1.5)
Commercials	233	153	(80)	(34.3)
Secured loans	12,563	12,380	(183)	(1.5)
Credit card business	1,192,175	1,253,800	61,625	5.2
Credit card	1,191,975	1,253,603	61,628	5.2
Other	200	197	(3)	(1.5)
Installment sales finance business	284,782	205,783	(78,999)	(27.7)

Note: 1. Loan business: The number of loan accounts with loan balance outstanding
2. Credit card business: Cardholder of ACOM MasterCard®
3. Installment sales finance business: Number of contracts with receivables outstanding

(c) Number of outlets, MUJINKUN, and CD/ATM

Item	Prior fiscal year (As of March 31, 2005)	This fiscal year (As of March 31, 2006)	Amount of change	Percentage
				%
Number of outlets	1,794	2,012	218	12.2
Loan business outlets	1,785	2,003	218	12.2
Staffed	324	277	(47)	(14.5)
Unstaffed	1,461	1,726	265	18.1
QUICK MUJIN Machines	38	194	156	410.5
Installment sales finance business	9	9	–	–
Number of MUJINKUN outlets (machines)	<1,783> 1,782	<2,008> 2,007	225	12.6
QUICK MUJIN Machines	<38> 38	<201> 201	163	428.9
Number of CD/ATM	81,736	83,868	2,132	2.6
Proprietary	1,891	1,952	61	3.2
Open 365 days / year	1,888	1,951	63	3.3
Open 24 hours / day	1,662	1,727	65	3.9
Tie-up	79,845	81,916	2,071	2.6
Others	8,684	8,903	219	2.5

Note: "QUICK MUJIN" is a simple-type automatic loan application machine which enables customers spend less time at MUJINKUN outlets. It is possible to set up QUICK MUJIN by lower cost and more space-saving.

(d) Others (Millions of yen)

Item	Prior fiscal year (As of March 31, 2005)	This fiscal year (As of March 31, 2006)	Amount of change	Percentage
				%
Number of employees	4,096	3,911	(185)	(4.5)
Allowance for bad debts	122,400	122,700	300	0.2
Allowance for loss on guaranteed receivables	2,880	3,330	450	15.6
Allowance for loss on interest repayments	–	23,700	23,700	–
Bad debt write-off	108,446	107,239	(1,207)	(1.1)

8. Change in Officers

(1) Change in representative directors

None

(2) Changes in other officers

(A)Candidates for Directors (as of June 22, 2006)

Director: Kiyoshi Tachiki (Currently: Executive Officer and Chief Officer of Retail Strategy Planning Office of ACOM CO., LTD.)

Director: Katsunori Nagayasu (Currently: Deputy President of The bank of Tokyo-Mitsubishi UFJ Bank)

(B)Directors scheduled for retirement (as of June 22, 2006)

Senior Managing Director: Shigeo Mikami (scheduled to be appointed as Chairman of IR Loan Servicing, Inc.)

Director: Tatsunori Imagawa (Currently: Deputy President of Mitsubishi UFJ Financial Group, Inc., Director of Mitsubishi UFJ Securities Co., Ltd.)

EXHIBIT2

DATA BOOK

For The Fiscal Year Ended March, 2006

ACOM CO.,LTD.

April 2006
Code No. 8572

Contents

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of account are included in the receivables outstanding and number of customer accounts.

:7. " - " is displayed when the percentage change exceeds 1,000%.

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

Trend in Actual Results and Estimates (Consolidated)

1.Consolidated Subsidiaries and Equity-Method Affiliates

Name of company	Equity owned by ACOM	Summary of business
【Domestic】Consolidated Subsidiaries: 13 (including 2 Investing Business Associations) Equity-method Affiliate: 1		
DC Cash One Ltd.	54.73%	loan and credit guarantee business
[Equity-Method Affiliate] DC Card Co., Ltd.	20.33%	Unsecured loan business, credit card business of which principal commodity is DC CARD, and loan guarantee business for banks, etc.
JCK CREDIT CO., LTD.	100%	Installment sales finance and unsecured loan business
IR Loan Servicing, Inc.	80%	Loan servicing business
RELATES CO., LTD.	100%	Entrusted call center functions business from banks
AC Ventures Co., Ltd.	100%	Development, investment, promotion and support of venture campanies
ACOM RENTAL CO., LTD.	100%	Comprehensive rental business
JLA INCORPORATED	100%	Advertising agency, interior design and construction of service outlets
AJAST Ltd.	25% (75%)	Insurance agency business
ACOM ESTATE CO., LTD.	100%	Real Estate Management business
ABS CO., LTD.	0% (100%)	Maintenance of buildings and other properties
AB PARTNER CO., LTD.	100%	Entrusted back-office services
【Overseas】Consolidated Subsidiaries: 4 Equity-method Affiliate: -		
EASY BUY Public Company Limited	49%	Hire purchase and unsecured loan business in Thailand.
ACOM FUNDING CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
ACOM PACIFIC, INC.	100%	—
ACOM (U.S.A.) INC.	100%	—

Notes: 1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
2. ACOM (U.S.A.) INC. suspended their operation.
3. SIAM A&C CO., LTD. changed its corporate name to EASY BUY Public Company Limited on April 1, 2005.
4. On September 2, 2005, ACOM sold all of its holding shares of CHILEASE ACOM FINANCE CO., LTD., which was an equity-method affiliated company.
5. ACOM INTERNATIONAL, INC. was merged into ACOM (U.S.A.) INC. on December 31, 2005.
6. Investing business associations are omitted as they operate funds.

Trend in Actual Results and Estimates (Consolidated)

2. Income and Expenses (Consolidated)

(Millions of yen)

	2005/3	(ACOM)	yoy	yoy %	Consolidated/Unconsolidated ratio	2006/3	(ACOM)	yoy	yoy %	Consolidated/Unconsolidated ratio	2007/3(E)	(ACOM)	yoy	yoy %	Consolidated/Unconsolidated ratio
Operating Income	433,965	(402,734)	-1,002	-0.2	1.078	445,431	(396,637)	11,465	2.6	1.123	438,300	(385,700)	-7,131	-1.6	1.136
Operating Expenses	289,604	(262,500)	-24,972	-7.9	-	335,039	(290,512)	45,434	15.7	-	327,000	(278,600)	-8,039	-2.4	-
Financial Expenses	22,534	(21,591)	-4,375	-16.3	-	20,711	(18,186)	-1,822	-8.1	-	23,600	(19,700)	2,888	13.9	-
Bad-debt-related Expenses	108,453	(102,462)	-32,052	-22.8	-	117,125	(108,183)	8,671	8.0	-	117,600	(109,900)	474	0.4	-
Interest-repayment-related Expenses	-	(-)	-	-	-	37,228	(37,227)	37,228	-	-	23,700	(23,700)	-13,528	-36.3	-
Operating Profit	144,361	(140,234)	23,970	19.9	1.029	110,392	(106,124)	-33,968	-23.5	1.040	111,300	(107,100)	907	0.8	1.039
Non-operating Income	1,454	(2,083)	157	12.2	-	2,759	(2,215)	1,304	89.6	-	2,600	(2,500)	-159	-5.8	-
Non-operating Expenses	2,468	(622)	-446	-15.3	-	140	(165)	-2,328	-94.3	-	0	(0)	-140	-100.0	-
Income Before Extraordinary Items	143,347	(141,695)	24,574	20.7	1.012	113,011	(108,174)	-30,336	-21.2	1.045	113,900	(109,600)	888	0.8	1.039
Extraordinary Income	142	(141)	-3,188	-95.7	-	411	(489)	269	189.3	-	500	(500)	88	21.5	-
Extraordinary Losses	3,101	(2,805)	1,329	75.1	-	1,363	(1,424)	-1,737	-56.0	-	1,000	(1,000)	-363	-26.7	-
Income Before Income Taxes	140,388	(139,031)	20,055	16.7	-	112,059	(107,239)	-28,329	-20.2	-	113,400	(109,100)	1,340	1.2	-
Net Income	81,533	(83,001)	11,214	15.9	0.982	65,595	(64,152)	-15,938	-19.5	1.022	66,600	(64,900)	1,004	1.5	1.026

(Note) Interest-repayment-related Expenses represents the sum of Interest Repayments and Additional Allowance for Loss on Interest Repayments.

3. Operating Income by Segment (Consolidated)

(Millions of yen)

	2004/3	yoy %	C.R.	2005/3	yoy %	C.R.	2006/3	yoy	yoy %	C.R.	2007/3(E)	yoy %	C.R.
Operating Income	434,968	-0.6	100.0	433,965	-0.2	100.0	445,431	11,465	2.6	100.0	438,300	-1.6	100.0
Loan Business	391,259	-1.7	90.0	387,348	-1.0	89.3	396,485	9,137	2.4	89.0	386,400	-2.5	88.2
ACOM CO.,LTD.	386,217	-2.4	-	379,248	-1.8	-	374,233	-5,014	-1.3	-	360,800	-3.6	82.3
DC Cash One LTD.	-	-	-	-	-	-	11,354	11,354	-	-	13,700	20.7	3.2
EASY BUY Pubulic Company Limited	5,028	129.5	-	8,095	61.0	-	10,895	2,800	34.6	-	11,900	9.2	2.7
JCK CREDIT CO., LTD.	13	-65.8	-	4	-69.2	-	0	-3	-77.5	-	0	-	0.0
Credit Card Business	5,876	15.3	1.3	6,311	7.4	1.4	6,462	150	2.4	1.4	6,700	3.7	1.5
ACOM CO.,LTD.	5,782	15.4	-	6,227	7.7	-	6,389	162	2.6	-	6,600	3.3	1.5
JCK CREDIT CO., LTD.	93	10.7	-	84	-9.7	-	72	-11	-14.0	-	100	38.2	0.0
Installment Sales Finance Business	22,738	-11.6	5.2	16,622	-26.9	3.8	14,839	-1,782	-10.7	3.3	10,200	-31.3	2.3
ACOM CO.,LTD.	14,002	-14.4	-	9,456	-32.5	-	5,802	-3,653	-38.6	-	4,000	-31.1	0.9
EASY BUY Pubulic Company Limited	1,975	18.5	-	2,827	43.1	-	6,762	3,934	139.2	-	5,100	-24.6	1.2
JCK CREDIT CO., LTD.	6,761	-12.2	-	4,339	-35.8	-	2,275	-2,063	-47.6	-	1,100	-51.6	0.2
Guarantee Business	5,037	169.8	1.2	7,627	51.4	1.8	6,651	-976	-12.8	1.5	12,700	90.9	2.9
ACOM CO.,LTD.	5,037	169.8	1.2	7,627	51.4	1.8	6,244	-1,382	-18.1	-	9,700	55.3	2.2
DC Cash One Ltd.	-	-	-	-	-	-	406	406	-	-	3,000	638.3	0.7
Loan Servicing Business	2,786	201.2	0.6	8,762	214.5	2.0	14,117	5,355	61.1	3.2	14,400	2.0	3.3
Collection of purchased receivables	2,088	377.9	-	7,757	271.5	-	13,322	5,565	71.7	-	13,700	2.8	3.1
Rental Business	3,527	-2.8	0.8	3,781	7.2	0.9	4,318	536	14.2	1.0	4,500	4.2	1.0
Others	3,742	64.8	0.9	3,511	-6.2	0.8	2,557	-954	-27.2	0.6	3,400	32.9	0.8

Trend in Actual Results and Estimates (Consolidated)

4. Receivables Outstanding by Segment (Consolidated)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Receivables Outstanding (Millions of yen)	1,888,413	9.8	1,941,244	2.8	1,857,536	-4.3	1,869,685	0.7	1,852,053	-17,632	-0.9	1,875,500	1.3
Loan Business	1,618,660	8.1	1,660,256	2.6	1,623,154	-2.2	1,680,184	3.5	1,703,172	22,988	1.4	1,739,200	2.1
ACOM CO., LTD.	1,616,837	8.1	1,652,890	2.2	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-5,496	-0.3	1,597,600	0.1
JCK CREDIT CO., LTD.	327	-59.5	153	-53.1	66	-56.8	33	-49.8	20	-12	-38.7	0	-100.0
EASY BUY Public Company Limited	1,495	-	7,212	382.3	10,289	42.7	17,163	66.8	29,564	12,401	72.3	44,600	50.8
DC Cash One Ltd.	-	-	-	-	-	-	59,246	-	74,142	14,896	25.1	92,100	24.2
Credit Card Business	32,102	62.7	41,850	30.4	46,731	11.7	49,399	5.7	48,120	-1,279	-2.6	49,900	3.7
ACOM MasterCard	31,388	63.8	41,114	31.0	45,941	11.7	48,833	6.3	47,537	-1,296	-2.7	49,200	3.5
JCK CREDIT CO., LTD.	624	54.1	684	9.6	758	10.8	546	-27.9	568	22	4.1	700	23.1
Installment Sales Finance Business	237,502	16.5	237,948	0.2	181,567	-23.7	127,378	-29.8	83,335	-44,042	-34.6	66,000	-20.8
ACOM CO., LTD.	161,247	7.1	153,203	-5.0	113,934	-25.6	70,014	-38.5	45,769	-24,244	-34.6	39,000	-14.8
JCK CREDIT CO., LTD.	69,996	42.5	77,338	10.5	59,785	-22.7	33,607	-43.8	17,335	-16,272	-48.4	9,700	-44.0
EASY BUY Public Company Limited	6,258	51.1	7,406	18.3	7,847	6.0	23,756	202.7	20,229	-3,526	-14.8	17,300	-14.5
Loan Servicing Business	147	-	1,189	706.5	6,082	411.1	12,723	109.2	17,423	4,700	36.9	20,400	17.1
Guaranteed Receivables	9,539	-	57,926	-	100,971	74.3	78,015	-22.7	89,894	11,878	15.2	255,300	184.0
ACOM CO., LTD.	9,539	-	57,926	-	100,971	74.3	78,015	-22.7	89,639	11,624	14.9	213,600	138.3
DC Cash One Ltd.	-	-	-	-	-	-	-	-	254	254	-	41,700	-

5. Number of Customer Accounts by Segment (Consolidated)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Loan Business	3,058,274	5.5	3,161,304	3.4	3,161,894	0.0	3,406,054	7.7	3,450,636	44,582	1.3	3,666,100	6.2
ACOM CO., LTD.	3,035,706	4.9	3,032,330	-0.1	2,954,073	-2.6	2,902,916	-1.7	2,859,176	-43,740	-1.5	2,807,200	-1.8
JCK CREDIT CO., LTD.	2,719	-45.3	1,122	-58.7	422	-62.4	167	-60.4	40	-127	-76.0	0	-100.0
EASY BUY Public Company Limited	19,849	-	127,852	544.1	207,399	62.2	347,003	67.3	410,142	63,139	18.2	653,400	59.3
DC Cash One Ltd.	-	-	-	-	-	-	150,074	-	172,183	22,109	14.7	191,300	11.1
Credit Card Business	1,016,544	30.1	1,021,131	0.5	1,071,681	5.0	1,197,784	11.8	1,259,509	61,725	5.2	1,358,700	7.9
ACOM MasterCard	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	1,253,603	61,628	5.2	1,351,300	7.8
JCK CREDIT CO., LTD.	4,952	52.9	6,004	21.2	6,982	16.3	5,609	-19.7	5,709	100	1.8	7,200	26.1
Installment Sales Finance Business	905,725	17.8	991,162	9.4	886,110	-10.6	958,768	8.2	671,742	-287,026	-29.9	589,600	-12.2
ACOM CO., LTD.	486,532	9.0	479,182	-1.5	387,261	-19.2	284,782	-26.5	205,783	-78,999	-27.7	205,900	0.1
JCK CREDIT CO., LTD.	246,786	16.4	263,202	6.7	222,424	-15.5	148,059	-33.4	96,023	-52,036	-35.1	53,500	-44.3
EASY BUY Public Company Limited	172,407	55.9	248,778	44.3	276,425	11.1	525,927	90.3	369,936	-155,991	-29.7	330,200	-10.7
Loan Servicing Business	1,468	-	10,540	618.0	31,851	202.2	137,808	332.7	200,662	62,854	45.6	-	-

Notes :1.Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balan-
:2.Credit Card Business: Number of cardholders
:3.Installment Sales Finance Business: Number of contracts with receivables outstandir
:4.Loan Servicing Business: Number of accounts for purchased loans.

Trend in Actual Results and Estimates (Non-Consolidated)

6. Income and Expenses (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	400,818	9.3	419,258	4.6	411,799	-1.8	402,734	-2.2	396,637	-6,097	-1.5	385,700	-2.8
Interest on Loans Receivable	373,235	9.3	388,483	4.1	379,332	-2.4	372,389	-1.8	367,619	-4,769	-1.3	355,500	-3.3
Operating Expenses	231,857	11.4	276,677	19.3	295,918	7.0	262,500	-11.3	290,512	28,011	10.7	278,600	-4.1
Financial Expenses	28,622	-1.1	29,585	3.4	26,115	-11.7	21,591	-17.3	18,186	-3,404	-15.8	19,700	8.3
Bad-debt-related Expenses	69,997	35.5	112,108	60.2	135,474	20.8	102,462	-24.4	108,183	5,720	5.6	109,900	1.6
Interest-repayment-related Expenses	-	-	-	-	-	-	-	-	37,227	37,227	-	23,700	-36.3
Other Operating Expenses	133,237	4.5	134,878	1.2	133,597	-0.9	138,289	3.5	126,914	-11,374	-8.2	125,300	-1.3
Operating Profit	168,961	6.6	142,581	-15.6	115,880	-18.7	140,234	21.0	106,124	-34,109	-24.3	107,100	0.9
Non-operating Income	2,126	27.3	2,118	-0.4	2,086	-1.5	2,083	-0.1	2,215	132	6.3	2,500	12.8
Non-operating Expenses	407	-63.5	197	-51.6	167	-15.0	622	271.2	165	-456	-73.3	0	-98.1
Income Before Extraordinary Items	170,680	7.3	144,502	-15.3	117,799	-18.5	141,695	20.3	108,174	-33,521	-23.7	109,600	1.3
Extraordinary Income	1	-99.9	5	202.6	3,198	-	141	-95.6	489	347	245.7	500	2.2
Extraordinary Losses	6,914	-10.3	9,925	43.5	7,861	-20.8	2,805	-64.3	1,424	-1,381	-49.2	1,000	-29.8
Loss on Sales of Fixed Assets	5,579	44.8	5,914	6.0	292	-95.0	29	-90.0	436	407	-	200	-51.0
Loss on Revaluation of Investments in Securities	411	-69.3	2,706	557.7	335	-87.6	353	5.4	-	-353	-	-	-
Income Before Income Taxes	163,767	7.1	134,582	-17.8	113,136	-15.9	139,031	22.9	107,239	-31,792	-22.9	109,100	1.7
Income Taxes, current	79,360	5.9	68,070	-14.2	54,160	-20.4	47,540	-12.2	44,770	-2,770	-5.8	36,600	-18.2
Enterprise Taxes	16,960	18.2	14,570	-14.1	11,760	-19.3	8,240	-29.9	7,670	-570	-6.9	7,100	-7.4
Income Taxes, deferred	-10,370	271.4	-10,977	5.9	-6,671	-39.2	8,490	-227.3	-1,682	-10,173	-119.8	7,600	551.6
Net Income	94,777	17.4	77,489	-18.2	65,648	-15.3	83,001	26.4	64,152	-18,848	-22.7	64,900	1.2

Trend in Actual Results and Estimates (Non-Consolidated)

7. Operating Income by Category (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	400,818	9.3	419,258	4.6	411,799	-1.8	402,734	-2.2	396,637	-6,097	-1.5	385,700	-2.8
Interest on Loans Receivable	373,235	9.3	388,483	4.1	379,332	-2.4	372,389	-1.8	367,619	-4,769	-1.3	355,500	-3.3
Unsecured Loans	365,091	9.5	380,090	4.1	370,985	-2.4	364,991	-1.6	360,812	-4,178	-1.1	349,030	-3.3
Consumers	364,814	9.6	379,923	4.1	370,894	-2.4	364,944	-1.6	360,784	-4,159	-1.1	349,020	-3.3
Commercials	277	-32.9	167	-39.7	90	-45.7	47	-47.7	27	-19	-41.2	10	-63.0
Secured Loans	8,143	0.5	8,393	3.1	8,347	-0.5	7,397	-11.4	6,806	-590	-8.0	6,470	-4.9
Fees from Credit Card Business	3,692	58.9	4,986	35.0	5,714	14.6	6,113	7.0	6,139	25	0.4	6,400	4.3
ACOM MasterCard	3,676	59.9	4,952	34.7	5,647	14.0	6,111	8.2	6,137	26	0.4	6,400	4.3
Fees from Installment Sales Financing	16,278	13.9	16,166	-0.7	13,799	-14.6	9,255	-32.9	5,550	-3,704	-40.0	3,800	-31.5
Fees from Credit Guarantees	319	-	1,866	483.8	5,035	169.7	7,599	50.9	9,496	1,896	25.0	13,700	44.3
Sales	-	-	105	-	735	600.0	158	-78.5	-	-158	-	-	-
Others	7,292	4.9	7,651	4.9	7,181	-6.1	7,218	0.5	7,830	612	8.5	6,300	-19.5
Collection of Bad Debts Deducted	6,938	6.6	6,430	-7.3	6,083	-5.4	6,103	0.3	6,922	819	13.4	5,500	-20.5

7-2. Composition Ratio of Operating Income by Category (ACOM)

(%)

	2002/3	2003/3	2004/3	2005/3	2006/3	2007/3(E)
Operating Income	100.0	100.0	100.0	100.0	100.0	100.0
Interest on Loans Receivable	93.1	92.7	92.1	92.5	92.7	92.2
Fees from Credit Card Business	0.9	1.2	1.4	1.5	1.5	1.7
Fees from Installment Sales Financing	4.1	3.9	3.4	2.3	1.4	1.0
Fees from Credit Guarantees	0.1	0.4	1.2	1.9	2.4	3.5
Sales	-	0.0	0.2	0.0	0.0	0.0
Others	1.8	1.8	1.7	1.8	2.0	1.6

Trend in Actual Results and Estimates (Non-Consolidated)

8. Operating Expenses (ACOM)

(Millions of yen)

	2002/3	yoy %	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy	%	2007/3(E)	yoy %
Operating Expenses	231,857	11.4	276,677	19.3	295,918	7.0	262,500	-11.3	290,512	28,011	10.7	278,600	-4.1
Financial Expenses	28,622	-1.1	29,585	3.4	26,115	-11.7	21,591	-17.3	18,186	-3,404	-15.8	19,700	8.3
Cost of Sales	-	-	104	-	731	596.7	157	-78.5	-	-157	-	-	-
Bad-debt-related Expenses	69,997	35.5	112,108	60.2	135,474	20.8	102,462	-24.4	108,183	5,720	5.6	109,900	1.6
Bad Debt Write-offs	54,251	22.2	81,608	50.4	112,598	38.0	108,446	-3.7	107,239	-1,207	-1.1	112,500	4.9
Additional Allowance for Bad Debts	15,733	116.7	30,039	90.9	21,485	-28.5	-6,998	-132.6	493	7,492	107.1	-5,100	-
Additional Allowance for Loss on Debt Guarantees	12	-	461	-	1,391	201.7	1,015	-27.0	450	-565	-55.7	2,500	455.6
Interest-repayment-related Expenses	-	-	-	-	-	-	-	-	37,227	37,227	-	23,700	-36.3
Interest Repayments	-	-	-	-	-	-	-	-	13,527	13,527	-	23,700	75.2
Additional Allowance for Loss on Interest Repayments	-	-	-	-	-	-	-	-	23,700	23,700	-	-	-
Other Operating Expenses	133,237	4.5	134,878	1.2	133,597	-0.9	138,289	3.5	126,914	-11,374	-8.2	125,300	-1.3
Personnel Costs	35,782	4.9	36,869	3.0	37,235	1.0	36,116	-3.0	34,823	-1,293	-3.6	33,000	-5.2
Advertising and Promotional Expenses	19,304	-4.5	15,853	-17.9	13,989	-11.8	16,025	14.5	16,087	62	0.4	13,800	-14.2
Administrative Expenses	15,487	1.6	15,851	2.4	15,191	-4.2	14,583	-4.0	14,694	110	0.8	14,700	0.0
Expenses for Computer Operation and Development	23,336	16.3	23,311	-0.1	21,296	-8.6	20,923	-1.8	19,255	-1,667	-8.0	20,000	3.9
Fees	11,241	15.2	12,119	7.8	13,635	12.5	16,074	17.9	16,672	598	3.7	17,200	3.2
Insurance Expenses	6,247	-5.0	8,782	40.6	9,347	6.4	9,020	-3.5	7,580	-1,439	-16.0	7,700	1.6
Depreciation Expenses	3,829	-9.1	3,428	-10.5	2,950	-14.0	2,560	-13.2	2,524	-35	-1.4	2,400	-4.9
Taxes and Other Public Charges	6,851	4.3	6,625	-3.3	6,161	-7.0	6,253	1.5	6,106	-147	-2.4	6,100	-0.1
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	-	-	970	-	940	-30	-3.1	900	-4.3
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	-	1,500	-
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	11,156	3.7	12,036	7.9	13,788	14.6	15,761	14.3	8,229	-7,532	-47.8	8,000	-2.8

8-2. Ratio of Operating Expenses to Operating Income (ACOM)

(%)

	2002/3	yoy p.p.	2003/3	yoy p.p.	2004/3	yoy p.p.	2005/3	yoy p.p.	2006/3	yoy p.p.	2007/3(E)	yoy p.p.
Operating Expenses	57.8	1.0	66.0	8.2	71.9	5.9	65.2	-6.7	73.2	8.0	72.2	-1.0
Financial Expenses	7.1	-0.8	7.1	0.0	6.3	-0.8	5.4	-0.9	4.6	-0.8	5.1	0.5
Cost of Sales	-	-	0.0	0.0	0.2	0.2	-	-0.2	-	-	-	-
Bad-debt-related Expenses	17.5	3.4	26.7	9.2	32.9	6.2	25.5	-7.4	27.2	1.7	28.5	1.3
Bad Debt Write-offs	13.6	1.5	19.5	5.9	27.4	7.9	26.9	-0.5	27.0	0.1	29.2	2.1
Additional Allowance for Bad Debts	3.9	1.9	7.1	3.2	5.2	-1.9	-1.7	-6.9	0.1	1.8	-1.3	-1.4
Additional Allowance for Loss on Debt Guarantees	0.0	0.0	0.1	0.1	0.3	0.2	0.3	0.0	0.1	-0.2	0.6	0.5
Interest-repayment-related Expenses	-	-	-	-	-	-	-	-	9.4	9.4	6.1	-3.2
Interest Repayments	-	-	-	-	-	-	-	-	3.4	3.4	6.1	2.7
Additional Allowance for Loss on Interest Repayments	-	-	-	-	-	-	-	-	6.0	6.0	-	-6.0
Other Operating Expenses	33.2	-1.6	32.2	-1.0	32.5	0.3	34.3	1.8	32.0	-2.3	32.5	0.5
Personnel Costs	8.9	-0.4	8.8	-0.1	9.0	0.2	9.0	0.0	8.8	-0.2	8.6	-0.2
Advertising and Promotional Expenses	4.8	-0.7	3.8	-1.0	3.4	-0.4	4.0	0.6	4.1	0.1	3.6	-0.5
Administrative Expenses	3.9	-0.3	3.8	-0.1	3.7	-0.1	3.6	-0.1	3.7	0.1	3.8	0.1
Expenses for Computer Operation and Development	5.8	0.3	5.5	-0.3	5.2	-0.3	5.2	0.0	4.9	-0.3	5.2	0.3
Fees	2.8	0.1	2.9	0.1	3.3	0.4	4.0	0.7	4.2	0.2	4.5	0.3
Insurance Expenses	1.6	-0.2	2.1	0.5	2.3	0.2	2.2	-0.1	1.9	-0.3	2.0	0.1
Depreciation Expenses	0.9	-0.2	0.8	-0.1	0.7	-0.1	0.6	-0.1	0.6	0.0	0.6	0.0
Taxes and Other Public Charges	1.7	-0.1	1.6	-0.1	1.5	-0.1	1.6	0.1	1.5	-0.1	1.6	0.0
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	-	-	0.2	0.2	0.2	0.0	0.2	0.0
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	0.4	0.4
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-
Others	2.8	-0.1	2.9	0.1	3.4	0.5	3.9	0.5	2.1	-1.8	2.1	0.0

Note: Ratio of operating expenses to operating income = Operating expenses/Operating income

9. Receivables Outstanding (ACOM)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Receivables Outstanding (Millions of yen)	1,809,564	8.6	1,847,259	2.1	1,772,706	-4.0	1,720,641	-2.9	1,689,598	-31,042	-1.8	1,685,800	-0.2
Loan Business	1,616,837	8.1	1,652,890	2.2	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-5,496	-0.3	1,597,600	0.1
Unsecured Loans	1,548,894	8.5	1,582,751	2.2	1,548,616	-2.2	1,545,493	-0.2	1,542,256	-3,236	-0.2	1,546,000	0.2
Consumers	1,547,850	8.5	1,582,125	2.2	1,548,274	-2.1	1,545,295	-0.2	1,542,121	-3,174	-0.2	1,545,900	0.2
Commercials	1,043	-30.4	625	-40.1	341	-45.4	197	-42.3	134	-62	-31.5	100	-25.9
Secured Loans	67,942	-0.1	70,139	3.2	64,183	-8.5	56,280	-12.3	54,020	-2,260	-4.0	51,600	-4.5
Real Estate Card Loan	53,509	7.7	56,852	6.2	52,781	-7.2	47,135	-10.7	46,210	-925	-2.0	-	-
Credit Card Business	31,478	62.8	41,166	30.8	45,973	11.7	48,853	6.3	47,551	-1,301	-2.7	49,200	3.5
ACOM MasterCard	31,388	63.8	41,114	31.0	45,941	11.7	48,833	6.3	47,537	-1,296	-2.7	49,200	3.5
Installment Sales Finance Business	161,247	7.1	153,203	-5.0	113,934	-25.6	70,014	-38.5	45,769	-24,244	-34.6	39,000	-14.8
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	512 (541)	3.2 (5.5)	524	2.3	527	0.6	535	1.5	542	7	1.3	553	2.0

<Reference>

Guaranteed Receivables	9,539	-	57,926	-	100,971	74.3	137,261	35.9	163,782	26,520	19.3	305,600	86.6

Note: The figures in brackets represent the amounts of loans exclusive of non-interest-bearing balance.

10. Number of Customer Accounts (ACOM)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Loan Business	3,035,706 (2,873,888)	4.9 (2.8)	3,032,330	-0.1	2,954,073	-2.8	2,902,916	-1.7	2,859,176	-43,740	-1.5	2,807,200	-1.8
Unsecured Loans	3,021,780 (2,860,021)	4.9 (2.8)	3,017,837	-0.1	2,940,345	-2.6	2,890,353	-1.7	2,846,796	-43,557	-1.5	2,795,300	-1.8
Consumers	3,020,908 (2,859,149)	4.9 (2.8)	3,017,176	-0.1	2,939,945	-2.6	2,890,120	-1.7	2,846,643	-43,477	-1.5	2,795,200	-1.8
Commercials	872	-13.7	661	-24.2	400	-39.5	233	-41.8	153	-80	-34.3	100	-34.6
Secured Loans	13,926	3.3	14,493	4.1	13,728	-5.3	12,563	-8.5	12,380	-183	-1.5	11,900	-3.9
Credit Card Business	1,011,592	30.0	1,015,127	0.3	1,064,699	4.9	1,192,175	12.0	1,253,800	61,625	5.2	1,351,500	7.8
ACOM MasterCard	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	1,253,603	61,628	5.2	1,351,300	7.8
Installment Sales Finance Business	486,532	9.0	479,182	-1.5	387,261	-19.2	284,782	-26.5	205,783	-78,999	-27.7	205,900	0.1

Notes :1.Loan Business: Number of customer accounts with outstanding balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.The figures in brackets represent the number of loan customer accounts exclusive of non-interest-bearing balance.

11. Number of New Loan Customers (ACOM)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of New Loan Customers	443,538	0.1	408,146	-8.0	359,311	-12.0	340,033	-5.4	330,385	-9,648	-2.8	346,500	4.9
Unsecured Loans	442,184	0.0	406,693	-8.0	358,570	-11.8	339,567	-5.3	329,814	-9,753	-2.9	346,000	4.9
Consumers	442,165	0.0	406,685	-8.0	358,570	-11.8	339,567	-5.3	329,814	-9,753	-2.9	346,000	4.9
Commercials	19	5.6	8	-57.9	0	-100.0	0	-	0	-	-	0	-
Secured Loans	1,354	36.8	1,453	7.3	741	-49.0	466	-37.1	571	105	22.5	500	-12.4

12. Number of Loan Business Outlets (ACOM)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Loan Business Outlets	1,761	20	1,716	-45	1,699	-17	1,785	86	2,003	218	12.2	2,148	145
Staffed	521	0	468	-53	381	-87	324	-57	277	-47	-14.5	266	-11
Unstaffed	1,240	20	1,248	8	1,318	70	1,461	143	1,726	265	18.1	1,882	156
QUICK MUJIN Machine	-	-	-	-	-	-	38	38	194	156	410.5	298	104

13. MUJINKUN (ACOM)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of MUJINKUN Outlets	1,749	16	1,705	-44	1,691	-14	1,782	91	2,007	225	12.6	2,151	144
Number of MUJINKUN Machine	1,751	16	1,706	-45	1,692	-14	1,783	91	2,008	225	12.6	2,152	144
QUICK MUJIN Machine	-	-	-	-	-	-	38	38	201	163	428.9	305	104

14. Cash Dispensers and ATMs (ACOM)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Cash Dispensers and ATMs	49,777	18,958	69,215	19,438	76,282	7,067	81,736	5,454	83,868	2,132	2.6	-	-
Proprietary	2,068	15	2,026	-42	1,961	-65	1,891	-70	1,952	61	3.2	2,033	81
Open 365 Days/Year	2,059	13	2,020	-39	1,957	-63	1,888	-69	1,951	63	3.3	-	-
Open 24 Hours/Day	1,773	18	1,749	-24	1,705	-44	1,662	-43	1,727	65	3.9	-	-
Tie-up	47,709	18,943	67,189	19,480	74,321	7,132	79,845	5,524	81,916	2,071	2.6	-	-
Others	7,611	0	7,621	10	8,424	803	8,684	260	8,903	219	2.5	-	-

Note: "Others" indicates receipt of payment by convenience stores under an agency agreement.

15. Employees (ACOM)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Employees	4,366	45	4,405	39	4,238	-167	4,096	-142	3,911	-185	-4.5	3,772	-139
Head Office	756	103	869	113	932	63	925	-7	937	12	1.3	994	57
Credit Supervision related	241	22	302	61	345	43	336	-9	346	10	3.0	361	15
Financial Service Business Division	3,610	-58	3,536	-74	3,306	-230	3,171	-135	2,974	-197	-6.2	2,778	-196
Contact Center	335	335	1,059	724	943	-116	887	-56	964	77	8.7	-	-
Credit Card/ Installment Business Dept.	231	15	228	-3	346	118	317	-29	281	-36	-11.4	260	-21
Guarantee Business Dept.	-	-	-	-	-	-	48	48	59	11	22.9	110	51

Note1: The number of employees as of March 2002 is adjusted based on new organization as of April 2002.
Note2: The number of employees as of March 2003 is adjusted according to organizational change in June 2003.

16. Average Loan yield (ACOM)

(%)

	2002/3	yoy p.p.	2003/3	yoy p.p.	2004/3	yoy p.p.	2005/3	yoy p.p.	2006/3	yoy p.p.	2007/3(E)	yoy p.p.
Average yield	23.80	-0.28	23.47	-0.33	23.23	-0.24	23.13	-0.10	22.94	-0.19	22.25	-0.69
Unsecured Loans	24.32	-0.43	23.96	-0.36	23.72	-0.24	23.55	-0.17	23.32	-0.23	22.60	-0.72
Consumers	24.32	-0.44	23.96	-0.36	23.72	-0.24	23.55	-0.17	23.32	-0.23	22.60	-0.72
Commercials	21.59	-1.29	20.04	-1.55	18.96	-1.08	17.12	-1.84	16.63	-0.49	12.03	-4.60
Secured Loans	12.13	0.80	12.15	0.02	12.16	0.01	12.27	0.11	12.38	0.11	12.21	-0.17

Note: Average Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

17. Unsecured Loans Receivable Outstanding by Interest Rate (ACOM)

(Millions of yen)

	2002/3				2003/3				2004/3				2005/3				2006/3				2007/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
Loans Receivable Outstanding	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,846,643	100.0	1,542,121	100.0	-	-	1,545,900	100.0
28.470% and Higher	167,997	5.6	62,372	4.0	129,643	4.3	49,475	3.1	100,931	3.4	39,701	2.5	78,365	2.7	31,483	2.1	61,859	2.2	25,418	1.6	-	-	14,000	0.9
27.375%	1,665,353	55.1	597,408	38.6	1,747,741	57.9	639,356	40.4	1,759,830	59.9	642,084	41.5	1,757,575	60.8	652,293	42.2	1,685,553	59.2	623,676	40.4	-	-	532,900	34.5
25.000% - 26.500%	644,128	21.3	349,436	22.6	595,372	19.7	345,529	21.9	545,094	18.5	338,972	21.9	524,539	18.2	343,838	22.3	509,901	17.9	338,043	21.9	-	-	315,300	20.4
20.000% - 24.820%	376,548	12.5	332,221	21.5	360,906	12.0	332,760	21.0	321,498	10.9	312,491	20.2	301,330	10.4	304,686	19.7	308,659	10.8	314,393	20.4	-	-	298,000	19.3
18.250% - 19.000%	49,736	1.7	93,180	6.0	51,353	1.7	96,294	6.1	46,184	1.6	87,939	5.7	41,630	1.5	79,546	5.1	39,923	1.4	73,732	4.8	-	-	73,200	4.7
15.000% - 18.000%	58,501	1.9	98,799	6.4	57,918	1.9	99,223	6.3	52,657	1.8	92,256	6.0	52,927	1.8	91,183	5.9	63,877	2.3	104,125	6.8	-	-	246,700	16.0
Less than 15.000%	58,645	1.9	14,431	0.9	74,243	2.5	19,485	1.2	113,751	3.9	34,827	2.2	133,554	4.6	42,263	2.7	176,871	6.2	62,731	4.1	-	-	65,800	4.2

18. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	2002/3				2003/3				2004/3				2005/3				2006/3				2007/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
≤100	438,426	14.5	20,039	1.3	446,625	14.8	20,603	1.3	440,892	15.0	20,278	1.3	433,121	15.0	19,936	1.3	436,574	15.3	20,000	1.3	-	-	20,000	1.3
100< ≤300	558,095	18.5	127,094	8.2	550,290	18.2	125,037	7.9	557,345	18.9	124,248	8.0	521,911	18.1	116,143	7.5	498,132	17.5	110,773	7.2	-	-	109,500	7.1
300< ≤500	1,396,722	46.2	643,286	41.6	1,367,116	45.4	631,290	39.9	1,298,519	44.2	599,785	38.7	1,295,695	44.8	599,363	38.8	1,276,930	44.9	591,294	38.4	-	-	589,200	38.1
500< ≤1,000	387,674	12.9	333,173	21.5	380,548	12.6	326,476	20.6	359,923	12.3	307,933	20.0	346,243	12.0	295,102	19.1	328,892	11.6	278,185	18.0	-	-	277,400	17.9
1,000<	239,991	7.9	424,257	27.4	272,597	9.0	478,716	30.3	283,266	9.6	496,029	32.0	293,150	10.1	514,749	33.3	306,115	10.7	541,866	35.1	-	-	549,800	35.6
Total	3,020,908	100.0	1,547,850	100.0	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,846,643	100.0	1,542,121	100.0	-	-	1,545,900	100.0

19. Number of New Customers by Annual Income [Unsecured Loans](ACOM)

(Thousands of yen)

	2002/3			2003/3			2004/3			2005/3			2006/3		
Annual Income (Millions of yen)	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount
≦2	101,134	22.9	133	96,455	23.7	136	86,242	24.1	123	83,370	24.5	134	82,914	25.1	139
2< ≦5	276,288	62.5	158	255,555	62.9	161	227,416	63.4	151	214,180	63.1	158	207,675	63.0	158
5< ≦7	42,720	9.6	204	36,465	8.9	204	30,252	8.4	193	28,065	8.3	199	26,279	8.0	192
7< ≦10	18,054	4.1	227	15,014	3.7	225	12,214	3.4	217	11,712	3.4	230	10,746	3.2	220
10<	3,969	0.9	246	3,196	0.8	239	2,446	0.7	229	2,240	0.7	247	2,200	0.7	243
Total	442,165	100.0	161	406,685	100.0	162	358,570	100.0	151	339,567	100.0	158	329,814	100.0	159

20. Composition Ratio of Customer Accounts by Age [Unsecured Loans](ACOM)

(%)

	2002/3		2003/3		2004/3		2005/3		2006/3	
	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)
Under 29	26.3	22.9	25.3	21.8	24.2	21.6	23.1	21.6	22.1	22.5
Age 30 - 39	28.1	27.3	28.7	28.0	29.3	28.5	29.5	28.7	29.3	28.1
Age 40 - 49	20.7	21.7	20.5	21.7	20.5	21.5	20.7	21.3	20.9	21.6
Age 50 - 59	17.7	19.6	17.9	19.7	18.0	19.3	18.3	19.0	18.9	18.7
Over 60	7.2	8.5	7.6	8.8	8.0	9.1	8.4	9.4	8.8	9.1
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

21. Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

(%)

	2002/3		2003/3		2004/3		2005/3		2006/3	
	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)
Male (%)	73.3	70.0	73.3	69.2	73.4	69.0	73.5	69.5	73.3	69.8
Female (%)	26.7	30.0	26.7	30.8	26.6	31.0	26.5	30.5	26.7	30.2

22. Bad Debt Write-offs (ACOM)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Bad Debt Write-offs (Millions of yen)	54,251	22.2	81,608	50.4	112,598	38.0	108,446	-3.7	107,239	-1,207	-1.1	112,500	4.9
Loan Receivable	51,003	19.0	75,428	47.9	103,093	36.7	97,166	-5.7	95,826	-1,339	-1.4	98,600	2.9
Unsecured Loans	49,713	24.8	75,039	50.9	100,781	34.3	96,415	-4.3	95,053	-1,361	-1.4	97,800	2.9
Secured Loans	1,290	-57.1	388	-69.9	2,312	494.8	750	-67.5	772	21	2.9	800	3.6
ACOM MasterCard	1,767	245.8	3,344	89.2	4,745	41.9	4,394	-7.4	3,905	-488	-11.1	4,000	2.4
Installment Sales Finance	1,475	44.9	2,457	66.6	2,890	17.6	3,095	7.1	2,088	-1,006	-32.5	1,700	-18.6
Guarantee	12	-	306	-	1,860	506.1	3,785	103.5	5,409	1,623	42.9	8,200	51.6
Average Amount of Bad Debt Write-offs per Account for Unsecured Loans (Thousands of yen)	332	4.1	363	9.3	395	8.8	408	3.3	425	17	4.2	-	-

<Reference>

	2002/3	yoy %	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy	%	2007/3(E)	yoy %
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	512	-	524	-	527	0.6	535	1.5	542	7	4.2	553	2.0

[Ratio of Bad Debt Write-offs]

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
Loans Receivable (%)	3.15	(0.29)	4.56	(1.41)	6.38	(1.82)	6.05	(-0.33)	5.99	(-0.06)	-	6.16	(0.17)
Unsecured Loans	3.21	(0.42)	4.74	(1.53)	6.50	(1.76)	6.23	(-0.27)	6.15	(-0.08)	-	6.32	(0.17)
Secured Loans	1.84	(-2.51)	0.54	(-1.30)	3.55	(3.01)	1.31	(-2.24)	1.41	(0.10)	-	1.53	(0.12)
ACOM MasterCard	5.63	(2.96)	8.13	(2.50)	10.32	(2.19)	8.98	(-1.34)	8.20	(-0.78)	-	8.11	(-0.09)
Installment Sales Finance	0.91	(0.23)	1.60	(0.69)	2.54	(0.94)	4.39	(1.85)	4.53	(0.14)	-	4.32	(-0.21)

<Reference>

Guarantee	0.13	-	0.52	(0.39)	1.80	(1.28)	2.68	(0.88)	3.18	(0.50)	-	2.60	(-0.58)

Note:1. Ratio of Bad Debt Write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard = Bad Debt Write-offs of ACOM MasterCard / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Gurantee= Bad Debt Write-offs of Guranlee / (Guranteed Receivables plus Payments in Subrogation)
Note:2. Figures in brackets indicate year-on-year change in percentage points.

22-2. Unserured Loans Write-offs by Reasons (ACOM)

Based on Receivables Outstanding	2001/3	C.R. (%)	2002/3	C.R. (%)	2003/3	C.R. (%)	2004/3	C.R. (%)	2005/3	C.R. (%)	2006/3	C.R. (%)
Amount of Bad Debt Write-offs (Millions of yen)	39,839	100.0	49,713	100.0	75,039	100.0	100,781	100.0	96,415	100.0	95,053	100.0
Personal Bankruptcy	15,376	38.6	20,238	40.7	30,492	40.6	35,672	35.4	27,464	28.5	23,506	24.7
Failure to Locate Borrowers	2,519	6.3	2,704	5.4	3,153	4.2	3,307	3.3	3,012	3.1	2,993	3.2
Borrowers' Inability of Making Repayments, etc.	16,579	41.6	18,332	36.9	26,726	35.7	38,708	38.4	40,639	42.2	38,803	40.8
ACOM's Voluntary Waiver of Repayments	5,365	13.5	8,439	17.0	14,668	19.5	23,093	22.9	25,298	26.2	29,750	31.3

23. Bad Debts (ACOM)

(Millions of yen)

	2002/3	%	2003/3	%	2004/3	%	2005/3	%	2006/3	%
Total Amount of Bad Debts	43,691	2.70	60,491	3.65	79,754	4.93	81,210	5.06	109,573	6.85
Loans to Borrowers in Bankruptcy or Under Reorganization	7,204	0.45	9,227	0.56	9,280	0.57	8,377	0.52	7,000	0.44
Applications for Bankruptcy are Proceeded	3,292	0.20	3,540	0.21	2,951	0.18	2,026	0.13	1,307	0.08
Applications for The Civil Rehabilitation are proceeded	1,659	0.10	2,853	0.17	3,633	0.22	3,176	0.20	2,716	0.17
Applications for The Civil Rehabilitation are determined	131	0.01	815	0.05	1,775	0.11	2,328	0.15	2,358	0.15
Loans in Arrears	20,972	1.30	31,128	1.88	36,632	2.27	35,310	2.20	46,709	2.92
Loans Past Due for Three Months or More	497	0.03	1,036	0.06	1,638	0.10	1,345	0.08	1,110	0.07
Restructured Loans	15,016	0.93	19,099	1.15	32,204	1.99	36,177	2.25	54,752	3.42

(Note) In line with the inclusion of allowance for loss on interest repayments, the amount of loans to borrowers seeking legal counsel that have not been resolved yet is counted in the amount of loans in arrears as loans exclusive of accrued interest from the fiscal year ended March 31, 2006.

23-2.Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2002/3	%	2003/3	%	2004/3	%	2005/3	%	2006/3	%
11days ≦ < 3 months	13,605	0.84	18,971	1.15	19,475	1.21	17,239	1.07	12,968	0.81
31days ≦ < 3 months	7,468	0.46	9,761	0.59	11,076	0.69	9,902	0.62	7,289	0.46
11days ≦ < 31 days	6,136	0.38	9,210	0.56	8,399	0.52	7,337	0.46	5,679	0.36

24. Allowance for Bad Debts (ACOM)

	2002/3	yoy %	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3(E)	yoy %
Allowance for Bad Debts (Millions of yen)	77,700	25.5	107,700	38.6	129,400	20.1	122,400	-5.4	122,700	0.2	117,600	-4.2
Ratio of Allowance for Bad Debts	4.36	-	5.91	-	7.37	-	7.15	-	7.26	-	6.99	-
General Allowance for Bad Debts	-	-	67,127	-	82,898	23.5	76,870	-7.3	66,810	-13.1	69,100	-
Unsecured Consumer Loans	-	-	59,980	-	74,888	24.9	69,348	-7.4	61,187	-11.8	63,600	-
Specific Allowance for Bad Debts	-	-	40,184	-	44,929	11.8	43,657	-2.8	54,276	24.3	46,800	-
Additional Allowance for Bad Debts	15,800	107.9	30,000	89.9	21,700	-27.7	-7,000	-132.3	300	104.3	-5,100	-
Allowance for Loss on Debt Guarantees	12	-	474	-	1,865	293.5	2,880	54.4	3,330	15.6	5,830	75.1
Additional Allowance	12	-	461	-	1,391	201.7	1,015	-27.0	450	-55.7	2,500	455.6

Note:

Ratio of Allowance for Bad Debts = Allowance for bad debts / Loans Receivable Outstanding at the fiscal year-end plus Installment Receivables (excluding deferred income on installment sales finance) ×100

25. Allowance for Loss on Interest Repayments

	2002/3	yoy %	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3(E)	yoy %
Allowance for Loss on Interest Repayments (Millions of yen)	-	-	-	-	-	-	-	-	23,700	-	23,700	-
Additional Allowance for Loss on Interest Repayments	-	-	-	-	-	-	-	-	23,700	-	-	-

26. Funds Procurement (ACOM)

(Millions of yen)

	2002/3	C.R.(%)	2003/3	C.R.(%)	2004/3	C.R.(%)	2005/3	C.R.(%)	2006/3	yoy %	C.R.(%)	2007/3(E)	yoy %	C.R.(%)
Borrowings	1,417,966	100.0	1,384,848	100.0	1,260,090	100.0	1,028,722	100.0	945,208	-8.1	100.0	885,000	-6.4	100.0
Indirect	1,035,186	73.0	1,053,068	76.0	951,210	75.5	719,842	70.0	614,288	-14.7	65.0	557,000	-9.3	62.9
City Banks	37,017	2.6	35,065	2.5	35,386	2.8	21,430	2.1	24,487	14.3	2.6	-	-	-
Regional Banks	56,634	4.0	58,300	4.2	51,147	4.1	32,791	3.2	19,330	-41.1	2.0	-	-	-
Long-term Credit Banks	85,608	6.0	93,880	6.8	76,968	6.1	53,979	5.2	41,049	-24.0	4.3	-	-	-
Trust Banks	433,001	30.5	409,257	29.6	403,081	32.0	337,951	32.9	290,093	-14.2	30.7	-	-	-
Foreign Banks	46,000	3.3	63,000	4.5	37,500	3.0	6,500	0.6	6,500	-	0.7	-	-	-
Life Insurance Companies	268,215	18.9	263,779	19.0	245,773	19.5	189,090	18.4	152,749	-19.2	16.2	-	-	-
Non-Life Insurance Companies	51,434	3.6	50,043	3.6	44,723	3.5	29,439	2.9	21,659	-26.4	2.3	-	-	-
Others	57,277	4.1	79,744	5.8	56,632	4.5	48,662	4.7	58,421	20.1	6.2	-	-	-
Direct	382,780	27.0	331,780	24.0	308,880	24.5	308,880	30.0	330,920	7.1	35.0	328,000	-0.9	37.1
Straight Bonds	295,000	20.8	295,000	21.3	285,000	22.6	265,000	25.8	265,000	-	28.0	-	-	-
Convertible Bonds	50,000	3.5	-	0.0	-	-	-	-	-	-	-	-	-	-
Commercial Paper	10,000	0.7	10,000	0.7	-	-	20,000	1.9	50,000	150.0	5.3	-	-	-
Securitization of Installment Sales Finance Receivable	3,900	0.3	2,900	0.2	-	-	-	-	-	-	-	-	-	-
Others	23,880	1.7	23,880	1.7	23,880	1.9	23,880	2.3	15,920	-33.3	1.7	-	-	-
Short-term	13,562	1.0	16,400	1.2	11,500	0.9	22,500	2.2	51,000	126.7	5.4	51,000	-	5.8
Long-term	1,404,403	99.0	1,368,448	98.8	1,248,590	99.1	1,006,222	97.8	894,208	-11.1	94.6	834,000	-6.7	94.2
Fixed	1,154,619	81.4	1,171,837	84.6	1,093,395	86.8	900,468	87.5	805,086	-10.6	85.2	770,000	-4.4	87.0
Interest Rate Swaps (Notional)	96,648	6.8	142,310	10.3	188,321	14.9	161,712	15.7	207,053	28.0	21.9	-	-	-
Interest Cap (Notional)	117,000	8.3	117,000	8.4	82,000	6.5	82,000	8.0	7,000	-91.5	0.7	-	-	-
Average Interest Rate on Funds Procured During the Year	2.13	-	2.10	-	1.96	-	1.92	-	1.84	-	-	2.13	-	-
Average Nominal Interest Rate on Funds Procured During the Year	1.88	-	1.85	-	1.67	-	1.61	-	1.47	-	-	1.76	-	-
Floating Interest Rate	1.77	-	1.89	-	1.55	-	1.66	-	1.33	-	-	2.13	-	-
Fixed Interest Rate	2.21	-	2.14	-	2.04	-	1.96	-	1.69	-	-	1.93	-	-
Short-term	1.07	-	0.56	-	0.64	-	0.80	-	0.19	-	-	0.70	-	-
Long-term	2.19	-	2.11	-	1.96	-	1.92	-	1.90	-	-	2.21	-	-
Direct	1.88	-	1.86	-	1.82	-	1.80	-	1.64	-	-	1.67	-	-
Indirect	2.21	-	2.18	-	2.00	-	1.97	-	1.94	-	-	2.39	-	-

<Reference>

	2002/3	C.R.(%)	2003/3	C.R.(%)	2004/3	C.R.(%)	2005/3	C.R.(%)	2006/3	yoy %	C.R.(%)	2007/3(E)	yoy %	C.R.(%)
Term Average of Long-term Prime Rate	1.80	-	1.79	-	1.58	-	1.69	-	1.76	-	-	-	-	-

Notes: Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

27. Credit Card Business [ACOM MasterCard] (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Cardholders	1,004,118	33.4	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	1,253,603	61,628	5.2	1,351,300	7.8
Tie-up Card	31,194	410.2	113,249	263.0	269,959	138.4	510,772	89.2	688,052	177,280	34.7	-	-
Number of Accounts with Shopping Receivables	215,733	86.6	287,999	33.5	336,008	16.7	304,233	-9.5	303,242	-991	-0.3	-	-
Card Shopping Receivables	31,388	63.8	41,114	31.0	45,941	11.7	48,833	6.3	47,537	-1,296	-2.7	49,200	3.5
Revolving Receivables	27,731	72.0	36,885	33.0	41,404	12.2	43,774	5.7	43,043	-731	-1.7	-	-
Operating Income	3,676	59.9	4,952	34.7	5,647	14.0	6,111	8.2	6,137	26	0.4	6,400	4.3
Number of Card Issuance Machines	1,200	-	1,180	-	1,185	-	1,197	-	1,196	-1	-0.1	-	-
MUJINKUN	894	-	877	-	897	-	935	-	954	19	2.0	-	-
Loan Business Outlets	306	-	303	-	288	-	262	-	242	-20	-7.6	-	-

28. Installment Sales Finance Business (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Customer Accounts	486,532	9.0	479,182	-1.5	387,261	-19.2	284,782	-26.5	205,783	-78,999	-27.7	205,900	0.1
Installment Receivables	161,247	7.1	153,203	-5.0	113,934	-25.6	70,014	-38.5	45,769	-24,244	-34.6	39,000	-14.8
Adjusted Receivables	133,409	7.5	127,820	-4.2	96,764	-24.3	60,971	-37.0	40,366	-20,605	-33.8	34,700	-14.0
Operating Income	16,278	13.9	16,166	-0.7	13,799	-14.6	9,255	-32.9	5,550	-3,704	-40.0	3,800	-31.5
Ratio of Bad Debt Write-offs	0.91	-	1.60	-	2.54	-	4.39	-	4.53	0.14	-	4.32	-
Number of Merchant Venders	5,784	-	6,066	-	6,225	-	6,353	-	6,553	200	-	-	-

Note: "Number of Customer Accounts" indicates the number of contracts with receivables outstanding.

29. Guarantee Business (ACOM)

(Millions of yen)

	2002/3		2003/3		2004/3		2005/3		2006/3			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Accounts with Outstanding Balance	32,432	-	156,256	-	269,977	72.8	345,573	28.0	387,173	41,600	12.0	678,000	75.1
Guaranteed Receivables	9,539	-	57,926	-	100,971	74.3	137,261	35.9	163,782	26,520	19.3	305,600	86.6
Income from Guarantee Business	319	-	1,866	-	5,035	169.7	7,599	50.9	9,496	1,896	25.0	13,700	44.3

30. Financial Ratios (ACOM)

(%)

	2002/3		2003/3		2004/3		2005/3		2006/3		2007/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Dividend Pay-out Ratio	12.3	0.5	15.1	2.8	17.6	2.5	19.0	1.4	34.4	15.4	33.9	-0.5
Shareholders' Equity Ratio	27.7 (27.6)	0.9 (0.8)	30.6 (29.8)	2.9 (2.2)	34.4 (32.7)	3.8 (2.9)	44.2 (41.3)	9.8 (8.6)	47.1 (43.4)	2.9 (2.1)	49.8 (43.0)	2.7 (-0.4)
Dividend on Equity	2.0	0.1	1.8	-0.2	1.7	-0.1	1.8	0.1	2.4	0.6	2.3	-0.1
Return on Equity (ROE)	17.5	0.1	12.6	-4.9	9.8	-2.8	10.7	0.9	7.2	-3.5	6.9	-0.3
Operating Profit to Total Assets	8.5	-0.4	6.8	-1.7	5.6	-1.2	7.1	1.5	5.4	-1.7	5.5	0.1
Income Before Extraordinary Items to Total Assets	8.6	-0.3	6.9	-1.7	5.7	-1.2	7.1	1.4	5.5	-1.6	5.6	0.1
Return on Assets (ROA)	4.8	0.3	3.7	-1.1	3.2	-0.5	4.2	1.0	3.3	-0.9	3.3	0.0
Operating Margin	42.2	-1.0	34.0	-8.2	28.1	-5.9	34.8	6.7	26.8	-8.0	27.8	1.0
Income Before Extraordinary Items to Operating Income	42.6	-0.8	34.5	-8.1	28.6	-5.9	35.2	6.6	27.3	-7.9	28.4	1.1
Net Income Margin	23.6	1.6	18.5	-5.1	15.9	-2.6	20.6	4.7	16.2	-4.4	16.8	0.6
Current Ratio	386.1	-9.1	448.6	62.5	469.9	21.3	445.7	-24.2	447.5	1.8	548.6	101.1
Fixed Assets Ratio	25.4	-0.7	22.9	-2.5	21.5	-1.4	17.5	-4.0	25.5	8.0	23.8	-1.7
Interest Coverage (times)	6.9	0.4	5.8	-1.1	5.4	-0.4	7.5	2.1	6.8	-0.7	6.4	-0.4

Note: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivables.

<Reference>Financial Ratios (Consolidated)

	2002/3		2003/3		2004/3		2005/3		2006/3	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Shareholders' Equity Ratio	26.9 (26.8)	1.0 (0.9)	29.5 (28.8)	2.6 (2.0)	33.6 (32.0)	4.1 (3.2)	41.6 (40.1)	8.0 (8.1)	44.0 (42.2)	2.4 (2.1)
Return on Equity (ROE)	17.6	0.1	12.2	-5.4	10.5	-1.7	10.4	-0.1	7.3	-3.1
Return on Assets (ROA)	4.7	0.2	3.5	-1.2	3.3	-0.2	3.9	0.6	3.1	-0.8

Note: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivables.

31. Per Share Data (ACOM)

(Yen)

		2002/3	2003/3	2004/3	2005/3	2006/3	2007/3(E)
Net Income	Non-Consolidated	647.31	529.45	455.36	525.54	407.52	412.66
	Consolidated	653.18	513.09	487.78	516.24	416.69	423.47
Dividends		80.00	80.00	80.00	100.00	140.00	140.00
Shareholders' Equity	Non-Consolidated	3,969.80	4,411.62	4,834.51	5,447.18	5,874.26	6,146.48
	Consolidated	3,983.61	4,405.09	4,855.99	5,456.40	5,901.70	-

[Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

		2002/3	2003/3	2004/3	2005/3	2006/3	2007/3(E)
Net Income	Non-Consolidated	17.5	-18.2	-14.0	15.4	-22.5	1.3
	Consolidated	17.7	-21.4	-4.9	5.8	-19.3	1.6
Dividends		23.1	0.0	0.0	25.0	40.0	-
Shareholders' Equity	Non-Consolidated	15.8	11.1	9.6	12.7	7.8	4.6
	Consolidated	16.0	10.6	10.2	12.4	8.2	-

32. Shares Issued (ACOM)

(Thousands)

	2002/3	2003/3	2004/3	2005/3	2006/3	2007/3(E)
Average Number of Shares Issued During the Year	146,417	146,283	144,089	157,867	157,337	-
Number of Shares Issued at Year-end	146,283	146,283	143,561	158,296	157,190	-

Notes: 1. From the fiscal year ended March 31, 2002, average number of treasury stocks during the year are excluded from the average number of shares issued during the year.
2. From the fiscal year ended March 31, 2002, number of treasury stocks at the year-end are excluded from the number of shares issued at year-end

33. DC Cash One Ltd.

	2004/3		2005/3		2006/3		
		YOY %		YOY %		YOY	
Receivables Outstanding (Millions of yen)	38,994	-	59,246	51.9	74,142	14,896	
Number of Customer Accounts	107,857	-	150,074	39.1	172,183	22,109	
Average Balance of Loans per Account (Thousands of yen)	362	-	395	9.1	431	36	
Average Loan Yield (%)	-	-	-	-	17.00	-	
Number of New Loan Customers	-	-	-	-	43,354	-	
Number of Business Outlets	-	-	-	-	322	-	
DC Cash One's Direct Outlets	-	-	-	-	2	-	
Agency-type Outlets(ACOM)	-	-	-	-	320	-	
Number of Employees	-	-	-	-	64	-	
Guaranteed Receivables (Millions of yen)	-	-	-	-	254	254	

(Note) Receivable outstanding and number of customer accounts include non-interest-bearing balance and the accounts with non-interest-bearing balance respectively.

Category criteria concerning situations of bad debts;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.

This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

EXHIBIT3

Notification of Resolution on the Basic Policy of Establishment of the Internal Control System

ACOM CO., LTD. (hereinafter: "Company") announces that the meeting of the Board of Directors held on May 19, 2006, approved a resolution on the basic policy of establishment of the internal control system as follows.

Basic Policy of Establishment of the Internal Control System

1. System for assuring compliance with the laws, regulations, and Articles of Incorporation of any actions taken by directors and employees in performing their professional duties

(1) The directors shall be required to clearly indicate the standards of behavior and underlying concepts of business ethics to be promoted by our officers and employees by instituting ethical guidelines and Code of Business Ethics and be responsible for disseminating them across the entire organization to ensure the thorough comprehension of staff as well as practicing by themselves.

The officers and employees shall be required to give priority consideration to corporate ethics at all times in performing their professional duties based on the standards of behavior and in compliance not only with governing laws, regulations, Articles of Incorporation, and internal rules but also with social common sense and the spirit of respecting human rights.

The President and Chief Executive Officer shall be required to recognize the practical implementation of business ethics as the important theme of management policy, while announcing the corporate commitment to promoting highly ethical business conduct, which is socially and publicly recognized, under their initiative and leadership.

(2) To realize the system for practical implementation of business ethics, a Business Ethics Committee and a Business Ethics Office will be established, appointing personnel with across-the-board responsibilities for corporate business ethics and full-time staff overseeing compliance issues.

(A) To enhance awareness of business ethics in the minds of officers and employees, the Business Ethics Committee shall be responsible for reviewing and verifying the basic policy for implementation of business ethics, and for making verifications and proposals for dissemination and education of relevant issues, and remedial action and correction of any violations thereof.

(B) The personnel with across-the-board responsibilities for corporate business ethics

shall be responsible for establishing corporate-wide systems for promoting pragmatic business ethics, monitoring and controlling progress thereof, and preventing repetition of any violations.

(C) The Business Ethics Office shall be responsible for helping officers and employees of the Company practice business ethics by providing them with education and information concerning business ethics issues based on the Fundamental Business Ethics Implementation Plan. The office shall also carry out periodical internal surveys, evaluate the results, and feed back the same to the respective organizational units.

(D) The full-time staff in charge of compliance issues shall be responsible for penetration of a better understanding of business ethics issues into the respective organizational units, while promoting pragmatic implementation thereof for generating a better work environment and creating improved working moral throughout the activities.

(3) For proactive prevention, early discovery, and effective rectification of any misconduct, offices for contact and consultation regarding the implementation of business ethics shall be set up both inside and outside the Company, while efforts shall be undertaken for appropriate handling of internal information and protection of informants subject to the rules for protecting internal informants.

(4) To ensure compliance requirements, the performance of directors will be monitored, in addition to the regular audits conducted by statutory auditors, through enhanced cross-surveillance and control between directors, including successively appointed external directors.

The Internal Audit Department shall be responsible for auditing the performance of business ethics compliance based on auditing rules and audit plans and reporting the results to the Board of Directors and statutory auditors, together with any comments or proposals as necessary.

2. System for storing and controlling information concerning the performance of directors

(1) For appropriate storage and control of information records concerning the job performance of directors (including electronically recorded information), retention period, storage facilities, controlling procedures, and appointment of responsible personnel in charge shall be clearly defined in the confidential information management rules so that the directors and statutory auditors may access such information whenever they need.

(2) To ensure appropriate corporate-wide information management, the appointment of personnel with across-the-board responsibilities for information security, the introduction of organizational and systematic information storage and a control system by defining the

roles to be undertaken by the respective organizational units and personnel, and periodical monitoring of the progress thereof shall be implemented.

3. Regulation and other system regarding control of risk for loss

(1) The directors shall be required to enact the rule for controlling management risks and to intend to establish appropriate and effective system for controlling management risks subject to the governing laws, regulations, and Articles of Incorporation, and applicable internal rules, and make decisions or give instructions on any matters of importance based on discussions and reports presented at meetings of the Board of Directors.

(2) Subject to the aforementioned rules for controlling management risks, Categorical Risk Control Offices shall be set up depending upon respective risk categories defined hereunder, which include legal risks, credit risks, market risks, liquidity risks, operational risks, information asset risks, and accident and disaster risks, while for corporate-wide horizontally-integrated comprehensive risk management, an Integrated Risk Control Office shall be established.

(3) The Categorical Risk Control Office shall be responsible for establishing a categorical risk control system that includes instituting rules and manuals for categorical risk control and developing management techniques applicable thereto. The Integrated Risk Control Office shall be responsible for centralized management of corporate-wide risk information, periodically reporting to the Board of Directors, and making proposals that will be beneficial for the promotion of corporate-wide management of risk control.

(4) The Internal Audit Department shall be responsible for auditing whether or not the respective departments and offices are implementing their businesses appropriately and efficiently in accordance with the governing laws, regulations, manuals, and internal directives, and submitting its Audit Reports to the Board of Directors periodically or as necessary.

(5) In the event of an especially grave risk, such as a major disaster or the break-down of a mission-critical system that may seriously affect internal or external business performance, an Immediate Task Force Committee shall promptly be convened to minimize potential losses and the duration of any downtime by putting immediate and effective countermeasures into action.

4. System for ensuring the effective job performance of directors

(1) Based on our Corporate Philosophy, the directors shall be required to design a Medium-Term Management Policy and Management Plan as well as those for single-years, deploy them through the operational plans of the respective departments and offices, periodically evaluate their performance, and determine the re-distribution of

management resources based on such evaluations.

(2) For swift and effective decision-making and business operations, an executive officer system shall be introduced, under which the scope of business responsibilities and powers and authority delegated by the President and Chief Executive Officer to the respective executive officers shall be clearly defined.

Furthermore, to realize effective and full-fledged discussions at the meeting of Board of Directors, an Executive Officers' Meeting, comprising senior executive officers, shall be set up to make corporate decisions concerning business matters entrusted to the powers and authority of the directors, and to conduct preliminary deliberations on business issues to be presented to the meeting of the Board of Directors for their approval.

(3) In the business execution level lower than that of executive officers, organizational job allocation by business function and operational business judgment standards by job classification shall be clearly defined so that the scope of business responsibility to be undertaken and powers and authority exercisable by the respective job functions or job hierarchies may clearly be identified. This, together with an Approval System, enables timely and appropriate decision making and thereby facilitates efficient business operation.

5. System for ensuring the appropriateness of business activities carried out by the business group comprising the Company and its subsidiaries

(1) To conduct support and control affiliates' business management while appreciating their autonomy, a specific controlling office shall be set up subject to the rules for controlling affiliates.

Furthermore, for realizing sound development of affiliates' businesses, the group-wide management policy shall be thoroughly publicized at the Group Business Meeting or through the periodical holding of business adjustment meetings between the Company and its affiliates, in which the situation of major accounting figures and important managerial matters of affiliates shall be reported for submission to the Executive Officers' Meeting as the case may be.

(2) To ensure the appropriateness of the business operations conducted by affiliates, enhanced business alliances between the Company and its affiliates shall be promoted through active personnel and technological assistance rendered for the benefit of affiliates, which include overall business management and research services for improving the effectiveness of affiliates' business management, as well as the interchange of business information between statutory auditors of the Company and those of its affiliates.

(3) The Business Ethics Office shall be responsible for designing a group-wide fundamental compliance policy regarding the practice of affiliates' business ethics to control the

compliance issues of affiliates, and for supporting the establishment of a practical system to promote business ethics including the enactment of rules for observing business compliance requirements, and systems to protect insider informants.

(4) The Internal Audit Department shall be responsible for conducting direct auditing of affiliates, depending on the scale of business and characteristics of each affiliate, assisting and evaluating the internal auditing carried out by affiliates for the benefit of their internal controls, and thereby enhancing the group-wide auditing system.

6. Matters concerning statutory auditors' request for assigning assistants to support their professional duties and the issue of assistants' independence from the directors of the Company

(1) For assisting the professional duties of the statutory auditors, the Statutory Auditors Office shall be set up, and assistants collaborating in the statutory auditors' work shall be assigned from among the personnel of the Company.

(2) The number of and qualification for statutory auditors' assistants shall be determined through consultations with the statutory auditors.

(3) The assistants helping statutory auditors shall be full-time subordinates of the statutory auditors and free from any order or directive of the Company's directors or any other business operation units of the Company.

(4) Any decisions concerning personnel assignment, transfer, assessment, and disciplinary punishment with respect to assistants to statutory auditors shall be subject to prior consultation with the statutory auditors.

7. System under which directors and auditors' assistants report to statutory auditors and other system under which any report is made to statutory auditors

(1) The directors and responsible personnel of the respective departments and offices of the Company shall be required to make reports to statutory auditors with respect to the following matters subject to the governing laws, regulations, and internal rules:

- Any matters that could cause significant losses to the Company or the group, any misconduct or violation of important laws and regulations, and Articles of Incorporation,
- Any reports concerning directors' job performance, as well as reports on operational business performance prepared by the responsible personnel of the respective departments or offices,
- Current situation concerning internal auditing and risk management,
- Progress in establishing the Business Ethics System, and
- Any other matters that should be submitted to the Board of Statutory Auditors after

consultation with statutory auditors.

(2) Statutory auditors shall be entitled to request any other reports from the directors and employees of the Company that they consider to be necessary.

8. Other system for ensuring effective auditing by statutory auditors

(1) The statutory auditors shall be entitled to attend any important conferences or committee meetings including the Executive Officers' Meeting, in addition to the meeting of the Board of Directors, to monitor the decision-making processes on important issues and the current status of business operations.

Statutory auditors shall also be entitled to inspect the following documents:

- Documents with legal storage requirements,
- Letters of request for managerial decisions (those approved by the directors are directly sent to the auditors),
- Important contracts and documents for external use, and
- Important minutes of meetings and relevant reports.

(2) The President and Chief Executive Officer shall be required to hold periodical meetings with the Board of Statutory Auditors to review any corporate issues to be addressed by the Company, monitor and exchange views and opinions on the current situation of auditing by statutory auditors, and take effective countermeasures to resolve any important auditing problems based on requests made by the Board of Statutory Auditors.

(3) The statutory auditors shall be required to exert their efforts in exchanging information with the independent auditors, the Internal Audit Department, and the statutory auditors of affiliates, and to coordinate a cooperative relationship with them to ensure effective auditing of the Company and its affiliates.

EXHIBIT4

(Brief Description)

June 1, 2006

NOTICE OF CONVOCATION OF
THE 29TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Convocation dated June 1, 2006 in respect of the 29th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained *in the* Brief Statement of Financial Results for the Fiscal Year Ended March 2006 (Exhibit 1), the Annual Securities Report 2006 (*Exhibit* 9) and the Annual Report 2006 (Exhibit 10).

The proposed agenda for the 29th Ordinary General Meeting of Shareholders was (1) the approval by the shareholders of the proposed disposition of the profit, including the payment of dividends in the amount of Seventy Japanese Yen (JPY 70) per share, and (2) certain amendments to the Articles of Incorporation including the additions to the purposes of ACOM CO., LTD and additions of several new provisions due to the enforcement of the Company Law on May 1, 2006 (See Exhibit 5 for the Articles of Incorporation, as amended).

EXHIBIT5

(TRANSLATION)

ARTICLES OF INCORPORATION

ACOM CO., LTD.

(TRANSLATION)

ARTICLES OF INCORPORATION OF ACOM CO., LTD.

(Acom Kabushiki Kaisha)

CHAPTER I

GENERAL PROVISIONS

Article 1. *(Trade Name)*

The name of the Company shall be ACOM KABUSHIKI KAISHA, and in English, ACOM CO., LTD.

Article 2. *(Purpose)*

The purpose of the Company shall be to engage in the following businesses:

1. Moneylending;
2. Instalment sales finance;
3. Purchase of instalment receivables;
4. Collecting agency;
5. Giving of guarantees;
6. Investigation of creditworthiness;
7. Sale and purchase, intermediary and management of mortgage certificates;
8. Agency of non-life insurance and insurance agency of automobile insurance under the Automobile Liability Security Law;
9. Business relating to canvassing of life insurance;
10. Rental business of various goods, leasing of movables, leasing of telephone subscribers' rights and general leasing;
11. Sale and purchase of second hand goods under the Law of Business Operation of Second Hand Goods;
12. Advertisement agency;

13. Travel business under the Travel Business Law;

14. Operation of non-regular and scheduled passenger domestic marine transportation services under the Marine Transportation Law;

15. Design, performance, management and the contracting of construction works;

16. Cleaning of the insides and outsides of buildings and constructions, including bulletin boards, etc., and the contracting of dust proofing, insect proofing, sterilisation and maintenance;

17. Business relating to data-processing, using computers and networks;

18. Research, study and consulting relating to life economy;

19. Dispatching of labours;

20. Planning, production and sale of printing matters and publications;

21. Planning of character goods (the goods to which pictures of persons, animals and others which have original names or distinctive features are attached) and administration of copyrights, patent rights, rights to utility models, design rights and the trademark rights thereof;

22. Sale and mediation for sale of entrance tickets for movies, theaters, concerts and entertainment, etc.;

23. Sale, purchase and leasing, and mediation therefor, of real estate;

24. Sale and purchase, and mediation therefor, of memberships for sport facilities, etc., telephone subscribers' rights and merchandise coupons;

25. Operation of various schools and classes, including culture schools of English conversation, flower arrangements, etc., drivers' schools and golf schools, and canvassing of users and members thereof;

26. Manufacture and sale of cleaners, coating materials, adhesives and dyestuffs additives;

27. Import, export, sale and purchase, and mediation therefor, of ships, aircraft, vehicles, electric products, electric appliances, video-software, compact discs for music, computer related equipment, electronic application equipment, communication apparatus, educational equipment, office appliances, medical appliances, health instruments, apparatus used for care, sports instruments, air-conditioning apparatus, lighting apparatus, cooking equipment, housing facilities and equipment, furniture, interior decorations, haberdashery goods, perishable foods, processed foodstuffs, refreshing drinks, liquor, clothing and textiles, quasi pharmaceuticals, optical instruments, paintings and calligraphic works, artistic handicrafts, clocks, jewellery and precious metals, etc.;

28. Intermediary for instalment of automatic vending machines;

29. Accepting various office business, including data entry and verification, putting in order, dispatching and taking custody of slips, books and documents;

30. Management of day nurseries and day-care centers for children, sale of baby goods (disposal diapers, milk, baby clothes and baby food) and educational materials on child-rearing, and the contracting of baby-sitting services;

31. Transmission of and response to various received applications, inquiries, consultations and business communications via telephone, facsimile and the Internet;

32. Services for contracts regarding loans, guarantees and credit cards, and various clerical work and guidance regarding sales promotions and customer management;

33. Consultation on loans, credit card business, management of call centers and management of a company;

34. Business relating to investment in shares and bonds, etc.;

35. Business relating to management and control of assets of investment business partnership;

36. Sale and purchase of certificates of deposit and an intermediary, commission or agent therefor;

37. Warehousing business;

38. Management of Internet cafes; and

39. Any and all businesses incidental to each of the preceding items.

Article 3. *(Location of Head Office)*

The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4. *(Organization)*

In addition to general meetings of shareholders and Directors, the Company shall have the following organizations:

(1) Board of Directors;

(2) Corporate Auditors;

(3) Board of Corporate Auditors; and

(4) Accounting Auditors.

Article 5. *(Method of Giving Public Notice)*

The method of giving public notices of the Company shall be by electronic public notices; provided, however, that in the case that an electronic public notice is impracticable due to an accident or any other unavoidable reason, a public notice of the Company may be given in the *Nihon Keizai Shimbun.*

CHAPTER II

SHARES

Article 6. *(Total Number of Shares Authorized to Be Issued)*

The total number of shares authorized to be issued by the Company shall be 532,197,400 shares.

Article 7. *(Issuance of Share Certificates)*

The Company shall issue share certificates that represent its issued shares.

Article 8. *(Repurchase of Company's Own Shares)*

The Company may repurchase its own shares through market transactions or other methods by a resolution of the Board of Directors, in accordance with the provisions of Article 165, Paragraph 2 of the Company Law.

Article 9. *(Number of Shares Constituting One Unit and Non-issuance of Share Certificates for Shares Constituting Less Than One Unit)*

1. The number of shares of the Company constituting one (1) unit shall be ten (10) shares.

2. Notwithstanding the provisions of Article 7 hereof, the Company shall not issue any share certificates for shares constituting less than one (1) unit, unless otherwise provided for in the Share Handling Regulations.

Article 10. *(Rights Pertaining to Shares Constituting Less Than One Unit)*

A shareholder of the Company (including a beneficial shareholder; hereinafter the same shall be applicable) may not exercise any rights with respect to the shares constituting less than one (1) unit held by such shareholder, except for the following rights:

(1) The rights provided for in each item of Article 189, Paragraph 2 of the Company Law;

(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law; and

(3) The right to receive an allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by such shareholder.

Article 11. *(Transfer Agent)*

1. The Company shall appoint a transfer agent.

2. The transfer agent and its handling place shall be designated by a resolution of the Board of Directors and a public notice thereof shall be given.

3. The preparation and the keeping of the register of shareholders (including the register of beneficial shareholders; hereinafter the same shall be applicable), the register of stock acquisition rights and the register of lost share certificates of the Company, and other businesses pertaining to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates shall be entrusted to the transfer agent and the Company shall not handle such businesses.

Article 12. *(Share Handling Regulations)*

The handling of shares of the Company, procedures, etc. pertaining to the exercise of rights by a shareholder and fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors, in addition to laws and ordinances or these Articles of Incorporation.

CHAPTER III

GENERAL MEETINGS OF SHAREHOLDERS

Article 13. *(Convocation)*

An ordinary general meeting of shareholders of the Company shall be convened in the month of June each year, and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary.

Article 14. *(Record Date for Ordinary General Meetings of Shareholders)*

The record date for voting rights for the ordinary general meetings of shareholders of the Company shall be March 31 of each year.

Article 15. *(Persons Authorized to Convene Meetings and Chairperson Thereof)*

1. Unless otherwise provided for in laws and ordinances, the President shall convene a general meeting of shareholders and act as chairperson thereat.

2. In the case that the President is unable to act as such, one of the other Directors shall convene a general meeting of shareholders and act as chairperson thereat in accordance with the order previously determined by the Board of Directors.

Article 16. *(Disclosure through the Internet and Deemed Delivery of Reference Documents, Etc. for General Meetings of Shareholders)*

In convening a general meeting of shareholders, the Company may deem itself to have provided shareholders with information relating to the matters that should be described or indicated in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with the ordinance of the Ministry of Justice.

Article 17. *(Method of Adopting Resolutions)*

1. Unless otherwise provided for in laws and ordinances or these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present thereat who are entitled to exercise voting rights.

2. The resolution provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by two-thirds (2/3) or more of the votes of shareholders present at the meeting where shareholders holding one-third (1/3) or more of the votes of all shareholders who are entitled to exercise voting rights are present.

Article 18. *(Exercise of Voting Rights through Proxy)*

1. A shareholder may exercise his/her voting rights through one (1) proxy who shall also be a shareholder of the Company having voting rights.

2. Such shareholder or proxy shall, at each general meeting of shareholders, submit to the Company a document evidencing the authority of such proxy.

CHAPTER IV

DIRECTORS AND BOARD OF DIRECTORS

Article 19. *(Number)*

The Company shall have not more than twelve (12) Directors.

Article 20. *(Method of Election)*

1. Directors shall be elected at a general meeting of shareholders.

2. The resolution for election of Directors shall be adopted by a majority of the votes of shareholders present at the meeting where shareholders holding one-third (1/3) or more of the votes of all shareholders who are entitled to exercise voting rights are present.

3. No cumulative voting shall be used for the election of Directors.

Article 21. *(Term of Office)*

1. The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within two (2) years after their election.

2. The term of office of any Director elected to fill a vacancy as a result of a retirement of a Director prior to the expiration of his/her term of office shall expire when the term of office of his/her predecessor Director expires.

Article 22. *(Representative Directors and Directors with Special Titles)*

1. The Board of Directors shall, by its resolution, appoint Representative Directors from among the Directors.

2. The Board of Directors may, by its resolution, appoint from among the Directors, one (1) Chairman, one (1) Deputy Chairman and one (1) President and one (1) or more Deputy Presidents, Senior Managing Directors, Managing Directors and Advisors.

Article 23. *(Persons Authorized to Convene Meetings of the Board of Directors and Chairperson Thereof)*

1. Unless otherwise provided for in laws and ordinances, the President shall convene a meeting of the Board of Directors and act as chairperson thereat.

2. In the case that the President is unable to act as such, one of the other Directors shall convene a meeting of the Board of Directors and act as chairperson thereat in accordance with the order previously determined by the Board of Directors.

Article 24. *(Notice of Convocation of Meetings of the Board of Directors)*

1. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor not later than three (3) days prior to the date set for such meeting; provided, however, that in the case of urgency, this period may be shortened.

2. Upon the consent of all of the Directors and Corporate Auditors, a meeting of the Board of Directors may be held without taking the procedures for convocation.

Article 25. *(Method of Adopting Resolutions at Meetings of the Board of Directors)*

A resolution of a meeting of the Board of Directors shall be adopted by a majority of the votes of the Directors present thereat, at which more than half (1/2) of the Directors who are entitled to vote shall be present.

Article 26. *(Regulations of the Board of Directors)*

Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors, in addition to laws and ordinances or these Articles of Incorporation.

Article 27. *(Remuneration, Etc.)*

The remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the "Remuneration, Etc.") to the Directors shall be determined by a resolution of a general meeting of shareholders.

Article 28. *(Exemption from Directors' Liabilities)*

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company may, by a resolution of the Board of Directors, exempt Directors (including former Directors) from their liabilities for damages arising from their failure to perform their duties to the extent permitted by laws and ordinances.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may enter into a liability limitation agreement with Outside Directors which limits the maximum amount of their liabilities for damages arising from their failure to perform their duties; provided, however, that the maximum amount of liabilities for damages under such agreements shall be the amount provided for in laws and ordinances.

CHAPTER V

CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 29. *(Number)*

The Company shall have not more than five (5) Corporate Auditors.

Article 30. *(Method of Election)*

1. Corporate Auditors shall be elected at a general meeting of shareholders.

2. The resolution for election of Corporate Auditors shall be adopted by a majority of the votes of shareholders present at the meeting where shareholders holding one-third (1/3) or more of the votes of all shareholders who are entitled to exercise voting rights are present.

Article 31. *(Term of Office)*

1. The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within four (4) years after their election.

2. The term of office of any Corporate Auditor elected to fill a vacancy as a result of a retirement of a Corporate Auditor prior to the expiration of his/her term of office shall expire when the term of office of the Corporate Auditor who retired expires.

Article 32. *(Standing Corporate Auditors)*

The Board of Corporate Auditors shall, by its resolution, appoint Standing Corporate Auditors from among the Corporate Auditors.

Article 33. *(Notice of Convocation of Meetings of the Board of Corporate Auditors)*

1. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor not later than three (3) days prior to the date set for such meeting; provided, however, that in the case of urgency, this period may be shortened.

2. Upon the consent of all of the Corporate Auditors, a meeting of the Board of Corporate Auditors may be held without taking the procedures for convocation.

Article 34. *(Method of Adopting Resolutions at Meetings of the Board of Corporate Auditors)*

Unless otherwise provided for in laws and ordinances, a resolution of the meeting of the Board of Corporate Auditors shall be adopted by a majority of the votes of the Corporate Auditors.

Article 35. *(Regulations of the Board of Corporate Auditors)*

Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors, in addition to laws and ordinances or these Articles of Incorporation.

Article 36. *(Remuneration, Etc.)*

The Remuneration, Etc. to the Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

Article 37. *(Exemption from Corporate Auditors' Liabilities)*

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company may, by a resolution of the Board of Directors, exempt Corporate Auditors (including former Corporate Auditors) from their liabilities for damages arising from their failure to perform their duties to the extent permitted by laws and ordinances.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may enter into a liability limitation agreement with Outside Corporate Auditors which limits the maximum amount of their liabilities for damages arising from their failure to perform their duties; provided, however, that the maximum amount of liabilities for damages under such agreement shall be the amount provided for in laws and ordinances.

CHAPTER VI

ACCOUNTS

Article 38. *(Business Year)*

The business year of the Company shall be one (1) year, commencing on April 1 of each year and ending on March 31 of the following year.

Article 39. *(Record Date for Dividends from Surplus)*

1. The record date for year-end dividends from the surplus of the Company shall be March 31 of each year.

2. In addition to the preceding paragraph, the Company may pay dividends from the surplus by designating a record date.

Article 40. *(Interim Dividends)*

The Company may, pursuant to a resolution of the Board of Directors, pay interim dividends by designating September 30 of each year as the record date.

Article 41. *(Expiration Period for Dividends)*

In the case that assets to be applied to dividends are distributed in cash, the Company shall be discharged from its payment obligation thereof after three (3) years have elapsed from the date on which the payment of such dividends commenced without having been received.

Established on:	October 12, 1978
Amended on:	May 21, 1979
Amended on:	February 20, 1980
Amended on:	February 25, 1983
Amended on:	February 27, 1984
Amended on:	August 25, 1984
Amended on:	February 27, 1985
Amended on:	February 27, 1986
Amended on:	June 27, 1986
Amended on:	June 26, 1987
Amended on:	June 29, 1988
Amended on:	June 29, 1989
Amended on:	June 27, 1991
Amended on:	June 26, 1992
Amended on:	June 26, 1993
Amended on:	June 29, 1994
Amended on:	June 29, 1995
Amended on:	June 27, 1997
Amended on:	June 29, 1999
Amended on:	June 27, 2002
Amended on:	June 27, 2003
Amended on:	June 24, 2004
Amended on:	June 23, 2005
Amended on:	June 22, 2006

EXHIBIT 6

(Brief description)

June 22, 2006

Annual Business Report ("Key Note")

The 29th Fiscal Year
from April 1, 2005
to March 31, 2006

The Annual Business Report (the "Key Note") of ACOM CO., LTD. (the "Company") is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers and/or analysts from time to time.

The Key Note concerning the fiscal year ended March 31, 2006 was sent to the shareholders of the Company on June 22, 2006.

The information in the Key Note which is material to an investment decision is substantially contained in the Brief Statement of Financial Results for the Fiscal Year Ended March 2006 (Exhibit 1) and the Annual Report 2006 (Exhibit 10).

EXHIBIT 7

(Brief Description)

June 22, 2006

NOTICE OF RESOLUTION OF
THE 29TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Resolution dated June 22, 2006 in respect of the 29th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Notice of Convocation dated June 1, 2006 in respect of the 29th Ordinary General Meeting of Shareholders (Exhibit 4).

EXHIBIT8

(Brief Description)

Amendment to the Shelf Registration Statement

An amendment (the "Amendment") to a shelf registration statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference into a shelf registration statement is amended.

The Amendment to the shelf registration statement dated June 27, 2005 (the "2005 Shelf Registration Statement") was filed with the DKLFB on June 23, 2006. The Amendment is intended to include the Annual Securities Report dated June 23, 2006 in the list of documents incorporated by reference into the 2005 Shelf Registration Statement and to correct the 2005 Shelf Registration Statement.

EXHIBIT9

(Brief description)

June 23, 2006

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

The 29th Fiscal Year
from April 1, 2005
to March 31, 2006

This Annual Securities Report for the fiscal year ended March 31, 2006 (the "ASR") was, in accordance with Japanese laws and regulations, filed on June 23, 2006, with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The ASR is made available for public inspection at the office of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc., on which the shares of common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is a requirement under Japanese laws and regulations to include in the ASR certain information concerning the business of ACOM CO., LTD. (the "Company") on both a consolidated and non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, financial position and group companies, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2006.

The information in the ASR which is material to an investment decision is substantially contained in the Annual Report 2006 (Exhibit 10).